As filed with the United States Securities and Exchange Commission on September 17, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM SF-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________

TOYOTA AUTO FINANCE RECEIVABLES LLC
(Depositor of the issuing entities described herein)

(Exact name of registrant as specified in its charter)

Delaware	95-4836519	333-205778	0001131131
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

Toyota Motor Credit Corporation
(Exact name of sponsor as specified in its charter)
0000834071
(Central Index Key Number of sponsor)

Katherine Adkins, Esq. c/o Toyota Motor Credit Corporation 19001 South Western Avenue Torrance, California 90501 (310) 468-3401	Reed D. Auerbach, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

From time to time after this registration statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered pursuant to Rule 415 under the Securities Act of 1933, as amended, please check the following box:   ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Asset-Backed Notes	(2)	100%	(2)	$(2)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)
The Registrant intends to include unsold securities from its existing registration statement (the “Unsold Securities”) in this Registration Statement and will file an amendment to this Registration Statement to effect such transfer pursuant to Rule 415(a)(6) of the Securities Act. The Registrant reserves its right to elect to rely on Rule 456(c) and 457(s) after it sells all of the Unsold Securities.

The registrant hereby amends this registration statement (this “Registration Statement”) on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

THIS REGISTRATION STATEMENT CONTAINS A FORM OF PROSPECTUS RELATING TO THE OFFERING OF ASSET-BACKED NOTES BY VARIOUS ISSUING ENTITIES CREATED FROM TIME TO TIME BY TOYOTA AUTO FINANCE RECEIVABLES LLC.  THE FORM OF PROSPECTUS RELATES ONLY TO THE SECURITIES DESCRIBED THEREIN AND IS A FORM WHICH MAY BE USED BY TOYOTA AUTO FINANCE RECEIVABLES LLC TO OFFER ASSET-BACKED NOTES UNDER THIS REGISTRATION STATEMENT.

In addition, if and to the extent required by applicable law, the Prospectus will also be used after the completion of the related offering in connection with certain offers and sales related to market-making transactions in the offered securities.  In order to register under Rule 415 those securities which may be offered and sold in market-making transactions, the appropriate box on the cover page of the Registration Statement has been checked and the undertakings required by Item 512(a) of Regulation S-K have been included in Item 15 of Part II.

This document is subject to completion and amendment.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or foreign jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated [___________], 20[__]

$[_____________]
Toyota Auto Receivables 20[__]-[_] Owner Trust
Issuing Entity (CIK Number: [__________])
Toyota Auto Finance Receivables LLC	Toyota Motor Credit Corporation
Depositor (CIK Number: 0001131131)	Sponsor, Administrator and Servicer (CIK Number: 0000834071)
You should review carefully the factors described under “Risk Factors” beginning on page [__] of this prospectus.

The primary assets of the issuing entity will include a pool of fixed rate motor vehicle retail installment sales contracts secured by new or used automobiles and light duty trucks. The assets of the issuing entity will also include related security interests in the financed vehicles, proceeds from claims on related insurance policies, amounts deposited in specified bank accounts and all proceeds of the foregoing.

The notes are asset-backed securities issued by the issuing entity and will be paid only from the assets of the issuing entity, including related credit enhancement and any funds in accounts pledged to the issuing entity.  The notes represent the obligations of the issuing entity only and do not represent the obligations of or interests in Toyota Motor Credit Corporation or any of its affiliates.  Neither the notes nor the receivables owned by the issuing entity are insured or guaranteed by any governmental agency.

  The issuing entity will issue the [five][six] classes of notes described in the table below.  [[[_]% of t][T]he [Class [___]] Notes [and the Certificate] will be retained by [Toyota Auto Finance Receivables LLC][Toyota Motor Credit Corporation] or its affiliate on the closing date and [, to the extent not necessary to satisfy credit risk retention requirements,] such Notes may be sold at any time directly, including through a placement agent, or through underwriters.]  The issuing entity will also issue a certificate representing the equity interest in the issuing entity, which is not being offered hereby.
  The principal of and interest on the notes will generally be payable on the [15th] day of each month, unless the [15th] day is not a business day, in which case payment will be made on the following business day.  The first payment [of interest] will be made on [_________], 20[__] [and the first payment of principal will be made on [_________], 20[__]].
  Credit enhancement for the notes consists of a reserve account, overcollateralization, a yield supplement overcollateralization amount, [a [swap][cap] agreement,] excess interest on the receivables and, in the case of the Class A Notes, subordination of the Class B Notes.

	Initial Principal Amount	Interest Rate*	Accrual Method*	Final Scheduled Payment Date
Class A-1 Notes[(1)][*]	$[_______]	____%	Actual/360	[_____________]
Class A-2[a] Notes[(1)(2)][*]	$[_______]	____%	30/360	[_____________]
[Class A-2b Notes[(1)(2)][*]	$________	One-Month LIBOR [+][-] ____%	Actual/360	______________]
Class A-3 Notes[(1)][*]	$[_______]	____%	30/360	[_____________]
Class A-4 Notes[(1)][*]	$[_______]	____%	30/360	[_____________]
Class B Notes[(1)][*]	$[_______]	____%	30/360	[_____________]
	Initial Public Offering Price	Underwriting Discounts and Commissions		Proceeds To Depositor([1][2][3]
Per Class [__] Note	_____%	_____%		_____%
Per Class [__] Note	_____%	_____%		_____%
Total	$_____([2][3][4])	$__________([2][3][4])		$__________([2][3[4]])
[(1)     [[_]% of t][T]he [Class [__]] Notes will be retained by [Toyota Auto Finance Receivables LLC][Toyota Motor Credit Corporation] or its affiliate on the closing date. ]
[(2)     The allocation of the initial principal balance between the Class A-2a Notes and Class A-2b Notes will be determined at the time of pricing of the Notes offered hereunder. The Depositor expects that the initial principal balance of the Class A-2b Notes will not exceed $[________].][**]
([1][2][3])Before deducting expenses payable by Toyota Auto Finance Receivables LLC, estimated to be $[_________].
([2][3][4])Calculated using the initial principal amount of the underwritten notes.
[*     NOTE: The number of classes, Interest Rate and Accrual Method are for illustrative purposes only.  In a particular transaction, there may be more or fewer classes (i) offered, (ii) bearing fixed rates or One-Month LIBOR rates and (iii) with specified Accrual Methods.]
[**     NOTE: The timing of the allocation of the Initial Principal Amounts of the Class A-2a and Class A-2b Notes is for illustrative purposes only.  In a particular transaction, there may be more, no or different classes for which the Initial Principal Amounts will be allocated on the date of pricing.]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined that this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.
[[__]% of t][T]he [Class [__]] Notes are offered by the underwriters if and when issued by the issuing entity, delivered to and accepted by the underwriters and subject to their right to reject orders in whole or in part. The notes will be delivered in book-entry form through the Depository Trust Company, on or about [_____] ___, 20[__] against payment in immediately available funds.
The issuing entity will be relying on an exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), contained in [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity.  The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

[The net proceeds to Toyota Motor Credit Corporation from the sale of the receivables will be used to acquire retail installment sales contracts and beneficial interests in lease contracts financing new Toyota[,][ and] Lexus [and Scion] gas-electric hybrid or alternative fuel powertrain vehicles meeting certain criteria, as described under “Use of Proceeds” in this prospectus.]

[CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Asset-Backed Notes		$100%		$(2)

(1)                 Estimated solely for the purpose of calculating the registration fee.
(2)           [Description of calculation of registration fee to be included pursuant to Rule 456(c).]]

Joint Bookrunners
[___________]	[_________]	[________________]
Co-Managers
[__________________________]	[__________________________]	[__________________________]

The date of this prospectus is [________] ___, 20[__]

TABLE OF CONTENTS
Page

SUMMARY OF PARTIES TO THE TRANSACTION	6
SUMMARY OF MONTHLY DISTRIBUTIONS OF COLLECTIONS	7
SUMMARY OF TERMS	8
RISK FACTORS	25
THE ISSUING ENTITY	48
CAPITALIZATION OF THE ISSUING ENTITY	50
THE DEPOSITOR	51
THE SPONSOR, ADMINISTRATOR AND SERVICER	52
[Credit Risk Retention]	52
Underwriting of Motor Vehicle Retail Installment Sales Contracts	55
Electronic Contracts and Electronic Contracting	57
Servicing of Motor Vehicle Retail Installment Sales Contracts	57
Securitization Experience	59
THE TRUSTEES	59
Duties of the Owner Trustee and Indenture Trustee	60
Fees and Expenses	61
ASSET REPRESENTATIONS REVIEWER	62
General	62
Fees	62
Resignation	62
Indemnity	63
AFFILIATIONS AND CERTAIN RELATIONSHIPS	63
THE RECEIVABLES POOL	63
[Asset Level Data about the Receivables]	70
[Revolving Period]	70
[Prefunding Period]	71
POOL UNDERWRITING	71
REVIEW OF POOL ASSETS	71
DELINQUENCIES, REPOSSESSIONS AND NET LOSSES	72
ASSET REPRESENTATIONS REVIEW	74
REPURCHASES OF RECEIVABLES	77
Dispute Resolution	78
STATIC POOLS	79
USE OF PROCEEDS	80
PREPAYMENT AND YIELD CONSIDERATIONS	81
WEIGHTED AVERAGE LIVES OF THE NOTES	82
POOL FACTORS AND TRADING INFORMATION	92
DESCRIPTION OF THE NOTES	92
General	92
Payments of Interest	92
Fixed Rate Notes	93
[Floating Rate Notes]	93
Payments of Principal	94
Allocation of Losses	95
Indenture	95
Notices	99
Governing Law	99
Minimum Denominations	99
Book-Entry Registration	99
Definitive Securities	103
List of Securityholders	104
Reports to Securityholders	104
PAYMENTS TO NOTEHOLDERS	106

Calculation of Available Collections	106
Calculation of Principal Distribution Amounts	107
Priority of Payments	108
Payments After Occurrence of Event of Default Resulting in Acceleration	109
Credit and Cash Flow Enhancement	110
TRANSFER AND SERVICING AGREEMENTS	112
The Transfer and Servicing Agreements	112
Sale and Assignment of Receivables	112
Accounts	113
Servicing Procedures	113
Servicing Compensation and Payment of Expenses	115
Insurance on Financed Vehicles	115
Collections	115
Eligible Investments	116
Payments	118
Net Deposits	118
Optional Purchase of Receivables and Redemption of Notes	118
Removal of Servicer	118
Statements to Trustees and Issuing Entity	119
Evidence as to Compliance	119
Certain Matters Regarding the Servicer; Servicer Liability	120
Rights upon Servicer Default	120
Waiver of Past Defaults	121
Amendment	121
Non-Petition	122
Payment of Notes	122
Depositor Liability	122
Termination	122
Administration Agreement	123
Investor Communication	124
[THE [SWAP][CAP] AGREEMENT]	125
[Termination Date]	125
Modifications and Amendment of the [Swap][Cap] Agreement	126
Default Under the Swap Agreement	126
Termination Events	126
Early Termination of the [Swap][Cap] Agreement	126
CERTAIN LEGAL ASPECTS OF THE RECEIVABLES	127
General	127
Security Interests	127
Repossession of Financed Vehicles	129
Notice of Sale of Financed Vehicles; Reinstatement and Redemption Rights	129
Deficiency Judgments and Excess Proceeds	130
Certain Bankruptcy Considerations	130
Dodd-Frank Act Orderly Liquidation Authority Provisions	131
Consumer Protection Laws	133
Forfeiture for Drug, RICO and Money Laundering Violations	136
Other Limitations	136
LEGAL PROCEEDINGS	137
ERISA CONSIDERATIONS	137
CERTAIN FEDERAL INCOME TAX CONSEQUENCES	139
Tax Characterization of the Issuing Entity	139
Tax Consequences to Owners of the Notes	140
CERTAIN STATE TAX CONSEQUENCES	143
WHERE YOU CAN FIND MORE INFORMATION ABOUT YOUR NOTES	144
The Issuing Entity	144
The Depositor	144

Static Pool Data	145
UNDERWRITING	145
European Economic Area	147
EU Risk Retention and Due Diligence Requirements	148
United Kingdom	149
LEGAL OPINIONS	149
INDEX OF TERMS	150

ANNEX A: GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES	A-1
ANNEX B: STATIC POOL INFORMATION	B-1

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

Cross-references are included in this prospectus, which direct you to more detailed descriptions of a particular topic.  You can also find references to key topics in the table of contents beginning on page [2] of this prospectus.

For a listing of the pages where capitalized terms used in this prospectus are defined, you should refer to the “Index of Terms” beginning on page [150] of this prospectus.

Whenever we use words like “we” or “us” or similar words in this prospectus, we are referring to Toyota Auto Finance Receivables LLC in its capacity as depositor.  Whenever we use words like “intends,” “anticipates” or “expects” or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future.  Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate.  Any forward-looking statements in this prospectus speak only as of the date of this prospectus.  We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement.  For the avoidance of doubt, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
RELATING TO NOTES ISSUED BY THE ISSUING ENTITY

The Securities and Exchange Commission (which we refer to in this prospectus as the “SEC”) allows us to “incorporate by reference” information filed with it by Toyota Auto Finance Receivables LLC on behalf of the issuing entity, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus.  Information that we file later with the SEC will automatically update the information in this prospectus.  In all cases, you should rely on the later information over different information included in this prospectus.  We incorporate by reference any future annual, monthly or current SEC reports and proxy materials filed by or on behalf of the issuing entity until we terminate our offering of the notes by that issuing entity.

If you have received a copy of this prospectus, you may request a copy of any document that we have incorporated by reference in this prospectus, excluding any exhibit to the document unless the exhibit is specifically incorporated by reference in the document, at no cost by contacting Toyota Auto Finance Receivables LLC at the following address or telephone number: Toyota Auto Finance Receivables LLC, 19851 South Western Avenue, Torrance, California 90501; telephone: (310) 468-7333.

SUMMARY OF PARTIES TO THE TRANSACTION(1)

________________________________
(1)	This chart provides only a simplified overview of the relationships between the key parties to the transaction. For additional information, you should refer to this prospectus.

[(2)	On the closing date, [[_]% of] the [Class [___]] Notes will be retained by Toyota Auto Finance Receivables LLC or its affiliate.]

SUMMARY OF MONTHLY DISTRIBUTIONS OF COLLECTIONS(1)

___________________________
(1)    This chart provides only a simplified overview of the monthly distributions of available collections.   For additional information, you should refer to this prospectus.

SUMMARY OF TERMS

The following information highlights selected information from this document and provides a general overview of the terms of the notes.  To understand all of the terms of the offering of these notes, you should read carefully this entire document, including any documents incorporated by reference, before making your investment decision.

Relevant Parties
Issuing Entity	Toyota Auto Receivables 20[__]-[_] Owner Trust, a Delaware statutory trust. The issuing entity will be established by the trust agreement and the certificate of trust.
Depositor
Toyota Auto Finance Receivables LLC (the “depositor”), a wholly-owned, limited purpose subsidiary of Toyota Motor Credit Corporation.  The principal executive offices of Toyota Auto Finance Receivables LLC are located at 19851 South Western Avenue, Torrance, California 90501, its telephone number is (310) 468-7333 and its facsimile number is (310) 468-6194.

Sponsor, Administrator and Servicer

Toyota Motor Credit Corporation (“TMCC,” the “sponsor,” the “administrator” or the “servicer,” as applicable).  The principal executive offices of TMCC are located at 19001 South Western Avenue, Torrance, California 90501, its telephone number is (310) 468-1310 and its facsimile number is (310) 468-6194.

Asset Representations Reviewer
[_________________________], a [________] [__________] (the “asset representations reviewer”).  The asset representations reviewer is not and will not be affiliated with any of Toyota Auto Finance Receivables LLC, TMCC, the issuing entity, the indenture trustee, the owner trustee or any of their respective affiliates and has not been, and is not affiliated with any party that has been, hired by TMCC or any underwriter to perform pre-closing due diligence work on the receivables.  The principal executive offices of the asset representations reviewer are located at [_________________________], its telephone number is [_________________________] and its facsimile number is [_________________________].

Indenture Trustee	[____________________________________].
Owner Trustee	[____________________________________].
[[Swap][Cap] Counterparty
If applicable, the [swap][cap] counterparty will be identified in the prospectus and applicable disclosure regarding the [swap][cap] counterparty’s name, organizational form, the general character of the [swap][cap] counterparty’s business and any required financial disclosure will be included.]

Relevant Agreements
Indenture	The indenture between the issuing entity and the indenture trustee. The indenture provides for the terms of the notes.
Trust Agreement	The trust agreement, as amended and restated, between the depositor and the owner trustee. The trust agreement governs the creation of the issuing entity and provides for the terms of the certificate.
Receivables Purchase Agreement
The receivables purchase agreement between the depositor and TMCC.  The receivables purchase agreement governs the sale of the receivables from TMCC, as the originator of the receivables (in such capacity, the “originator”), to the depositor.

Sale and Servicing Agreement
The sale and servicing agreement among the issuing entity, the servicer and the depositor.  The sale and servicing agreement governs the sale of the receivables by the depositor to the issuing entity and the servicing of the receivables by the servicer.

Administration Agreement
The administration agreement among the administrator, the issuing entity and the indenture trustee.  The administration agreement governs the provision of reports by the administrator and the performance by the administrator of other administrative duties for the issuing entity.

Asset Representations Review Agreement
The asset representations review agreement among the asset representations reviewer, [the issuing entity, TMCC and the Depositor].  The asset representations review agreement governs the performance by the asset representations reviewer of asset representations reviews.

[The [Swap][Cap] Agreement
The interest rate [swap][cap] agreement between the issuing entity and the [swap][cap] counterparty to hedge the basis risks that result from the required payment of interest on the class A-2b notes at a one-month LIBOR rate.  Under the [swap][cap] agreement, the [swap][cap] counterparty will [be obligated to pay to the issuing entity an amount based on one-month LIBOR [plus][minus] a spread for the class A-2b notes and the issuing entity will be obligated to pay to that swap counterparty a fixed rate of interest][be required to make monthly payments to the collection account if one-month LIBOR moves above [____]%].  The [swap][cap] agreement will terminate, generally, on the earliest to occur of:
  the distribution date on which the outstanding principal balance of the class A-2b notes is reduced to zero (including as a result of the optional purchase of the remaining receivables by the servicer); and
  the maturity date of the class A-2b notes.]

Relevant Dates
Closing Date	On or about [_____] ___, 20[__].
[Initial] Cutoff Date
The [initial] cutoff date for (i) the receivables in the statistical pool used in preparing the statistical information presented in this prospectus, and (ii) the receivables sold to the issuing entity on the closing date, is the close of business on [_________], 20[__].

[Subsequent Cutoff Date
The subsequent cutoff date for any receivable purchased by the issuing entity during the [prefunding][revolving] period will be the date of such purchase.  The initial cutoff date and the subsequent cutoff date are each referred to as a cutoff date in this prospectus.]

Statistical Information
The statistical information in this prospectus is based on the receivables in a statistical pool as of the [initial] cutoff date. The receivables sold to the issuing entity on the closing date will be selected from the statistical pool and may also include other receivables owned by the sponsor. The characteristics of the receivables sold to the issuing entity on the closing date may not be identical to, but will not differ materially from, the characteristics of the receivables in the statistical pool described in this prospectus.  [Additionally, the characteristics (as of the applicable subsequent cutoff date) of the receivables sold to the issuing entity during the [prefunding][revolving] period will not differ materially from the characteristics (as of the initial cutoff date) of the receivables in the statistical pool described in this prospectus.]

Collection Period
The period commencing on the first day of the applicable month (or in the case of the first collection period, from, but excluding, the [initial] cutoff date) and ending on the last day of the applicable month.

Payment Dates
The issuing entity will generally pay interest and principal on the notes on the [15th] day of each month.  If the [15th] day of the month is not a business day, payments on the notes will be made on the next business day.  The date that any payment is made is called a “payment date.”  The first payment date is [________], 20[__].

A “business day” is any day except:
a Saturday or Sunday; or
a day on which banks in [__________________] or [__________________] are closed.
Final Scheduled Payment Dates	The final principal payment for each class of notes is due on the related final scheduled payment date specified on the cover of this prospectus.
Record Date
So long as the notes are in book-entry form, the issuing entity will make payments on the notes to the holders of record on the day immediately preceding the related payment date.  If the notes are issued in definitive form, the record date will be the last day of the month preceding the related payment date.

Description of the Notes
The class A-1 notes, the class A-2[a] notes, [the class A-2b notes,] the class A-3 notes and the class A-4 notes are referred to in this prospectus collectively as the “class A notes.”  [The class A-2a notes and the class A-2b notes are referred to in this prospectus collectively as the “class A-2 notes.”] The class A notes and the class B notes are referred to in this prospectus collectively as the “notes.”[*]

[[[_]% of t][T]he [class [__]] notes [and the certificate] will be retained by [the depositor][the sponsor] or its affiliate on the closing date and[, to the extent not necessary to satisfy credit risk retention requirements described under “The Sponsor, Administrator and Servicer––Credit Risk Retention” in this prospectus,] such notes may be sold at any time directly, including through a placement agent, or through underwriters.]

[The allocation of the initial principal balance of the class A-2 notes between the class A-2a notes and class A-2b notes will be determined at the time of pricing of the notes offered hereunder. The depositor expects that the initial principal balance of the class A-2b notes will not exceed $[_____].]

All of the notes issued by the issuing entity will be secured by the assets of the issuing entity pursuant to the indenture and by funds on deposit in the accounts of the issuing entity.

For a description of how payments of interest on and principal of the notes will be made on each payment date, you should refer to “Description of the Notes” and “Payments to Noteholders” in this prospectus.

[*NOTE: While this prospectus describes [four][five] classes of class A notes and one class of class B notes, this description is for illustrative purposes only and there may be more or fewer classes of class A notes and/or class B notes in any transaction.]

Certificate
The issuing entity will also issue a certificate representing the equity or residual interest in the issuing entity and the right to receive amounts that remain after the issuing entity makes full payment of interest on and principal of the notes payable on a given payment date, required deposits to the reserve account on that payment date and other required payments. The depositor will initially retain the certificate.  The certificate is not being offered by this prospectus.

Any information in this prospectus regarding the certificate is included only for informational purposes to facilitate a better understanding of the notes.
Minimum Denominations	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Registration of the Notes
You will generally hold your interests in the notes through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme or the Euroclear Bank SA/NV, as operator for the Euroclear System.  This is referred to as book-entry form.  You will not receive a definitive note except under limited circumstances.

For additional information, you should refer to “Description of the Notes––Book-Entry Registration” and “Annex A: Global Clearance, Settlement and Tax Documentation Procedures” in this prospectus.
[Credit Risk Retention]
[To be included for offerings after December 24, 2016:]

[The [Depositor][Sponsor] will initially retain [[_]% of] the [Class [____]] Notes [and the Certificate, which represents the right to all funds not needed to make required payments on the Notes, pay fees and expenses of the Issuing Entity and make deposits in the Reserve Account].]

The risk retention regulations in Regulation RR of the Securities Act of 1933 require the Sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the Receivables.  The [Depositor is a wholly-owned affiliate of the Sponsor and][Sponsor] will retain the required economic interest in the credit risk of the Receivables in satisfaction of the Sponsor's obligations under Regulation RR.]  The [Depositor’s][Sponsor’s] required retention will not be hedged by the [Depositor][Sponsor].    For more information regarding the risk retention regulations and the Sponsor’s method of compliance with those regulations, see “The Sponsor, Administrator and Servicer––Credit Risk Retention” in this prospectus.]

Structural Summary
Assets of the Issuing Entity; the Receivables and Statistical Information

The primary assets of the issuing entity will include a pool of fixed rate retail installment sales contracts used to finance new and used passenger cars, minivans, light-duty trucks or sport utility vehicles.  We refer to these contracts as “receivables.”  The assets of the issuing entity will also include related security interests in the financed vehicles, proceeds from claims on related insurance policies, amounts deposited in specified bank accounts and all proceeds of the foregoing.

Purchasers of new and used automobiles and light duty trucks often finance their purchases by entering into retail installment sales contracts with Toyota, Lexus and Scion dealers who then sell the contracts to TMCC.  The purchasers of the financed vehicles are referred to as the “obligors” under the receivables.  The terms of the contracts must meet requirements specified by TMCC.

The receivables will be sold by the sponsor to the depositor and then transferred by the depositor to the issuing entity.  The sale by the sponsor to the depositor will be documented under a receivables purchase agreement between the sponsor and the depositor.  The sale by the depositor to the issuing entity will be documented under a sale and servicing agreement among the depositor, the servicer and the issuing entity.  The receivables will be selected based on criteria specified in the sale and servicing agreement.

The issuing entity will grant a security interest in the receivables and other specified assets of the issuing entity, and the depositor will grant a security interest in the amounts on deposit in the reserve account, in each case to the indenture trustee for the benefit of the noteholders.

The issuing entity’s main source of funds for making payments on the notes will be the receivables.

The information concerning the receivables presented throughout this prospectus is based on the receivables in the statistical pool described in this prospectus as of the [initial] cutoff date.
As of the [initial] cutoff date, the receivables in the statistical pool had the following characteristics:
Total Principal Balance	$[________________]
Number of Receivables	[______]
Average Principal Balance	$[_________]
Range of Principal Balances	$[______] - $[_________]
Average Original Amount Financed	$[_________]
Range of Original Amounts Financed	$[________] - $[__________]
Weighted Average Annual Percentage Rate (“APR”)(1)	[____]%
Range of APRs	[____]% – [_____]%
Weighted Average Original Number of Scheduled Payments(1)	[_____] payments
Range of Original Number of Scheduled Payments	[__] – [__] payments
Weighted Average Remaining Number of Scheduled Payments(1)	[_____] payments
Range of Remaining Number of Scheduled Payments	[_] – [__] payments
Weighted Average FICO® score (1) (2)	[___]
Range of FICO® scores (2)	[___] – [___]
___________________ (1) Weighted by principal balance as of the [initial] cutoff date. (2) FICO® is a federally registered servicemark of Fair Isaac Corporation.

For additional information regarding the characteristics of the receivables in the statistical pool as of the [initial] cutoff date, you should refer to “The Receivables Pool” in this prospectus.

TMCC does not consider any of the receivables to be exceptions to its underwriting standards.  For additional information regarding TMCC’s underwriting standards, you should refer to “The Sponsor, Administrator and Servicer—Underwriting of Motor Vehicle Retail Installment Sales Contracts” in this prospectus.

The receivables sold to the issuing entity on the closing date are expected to have a total principal balance of approximately $[________________] as of the [initial] cutoff date.

The characteristics of the receivables in the initial pool acquired by the issuing entity on the closing date may not be identical to, but will not differ materially from, those of the receivables in the statistical pool as of the [initial] cutoff date.  [Additionally, the characteristics (as of the applicable subsequent cutoff date) of the receivables sold to the issuing entity during the [prefunding][revolving] period will not differ materially from those of the receivables in the statistical pool as of the initial cutoff date.]  All receivables acquired by the issuing entity, however, must satisfy the eligibility criteria specified in the transaction documents.  For additional information regarding the eligibility criteria for receivables being acquired by the issuing entity, you should refer to “The Receivables Pool” in this prospectus.

The assets of the issuing entity will also include:
• certain monies due or received under the receivables after the [applicable] cutoff date;
• security interests in the vehicles financed under the receivables;
[• rights to certain payments under [the [swap][cap] agreement];]
• certain bank accounts and the proceeds of those accounts; and

•      proceeds from claims under certain insurance policies relating to the financed vehicles or the obligors under the receivables and certain rights of the depositor under the receivables purchase agreement.

For additional information regarding the assets of the issuing entity, you should refer to “The Issuing Entity” in this prospectus.
[Prefunding
On the closing date, the depositor will make a $[________] [NOTE: amount not to exceed 25% of the principal balance of the notes] deposit into the prefunding account from proceeds received from the sale of the notes.  Amounts on deposit in the prefunding account will be used to purchase additional receivables, which will be required to have the same eligibility criteria and general characteristics as the initial pool of receivables from the period beginning on the closing date and ending on the earliest of (i) [NOTE: insert date not later than one year from the closing date], (ii) the date on which the amounts on deposit in the prefunding account have been depleted and (iii) the occurrence of an event of default that results in acceleration (the “prefunding period”).  Any amounts remaining on deposit in the prefunding account following the prefunding period will be transferred to the collection account and included as part of available collections on the next succeeding payment date.  Updated asset level data will be filed with the SEC on Form ABS-EE with each filing of Form 10-D.]

[Revolving Period
During the period beginning on the closing date and ending on the earlier of (i) [NOTE: insert date not later than three years from the closing date] and (ii) the occurrence of an event of default that results in acceleration (the “revolving period”), all amounts that represent principal collections on the receivables that otherwise would become principal distributable amounts on the next related payment date will instead be used to purchase additional receivables, which will be required to have the same eligibility criteria and general characteristics as the initial pool of receivables.  After the revolving period (the “amortization period”), all amounts that represent principal collections on the receivables will become principal distributable amounts.  Updated asset level data will be filed with the SEC on Form ABS-EE with each filing of Form 10-D.]

Review of Pool Assets
In connection with the offering of the notes, the depositor has performed a review of the receivables and certain disclosure in this prospectus relating to the receivables, and has concluded that it has reasonable assurance that such disclosure is accurate in all material respects, as described under “Review of Pool Assets” in this prospectus.

As described in “The Sponsor, Administrator and Servicer—Underwriting of Motor Vehicle Retail Installment Sales Contracts” in this prospectus, under TMCC’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a TMCC credit analyst with appropriate approval authority.  The credit analyst decisions applications based on an evaluation that considers an applicant’s creditworthiness and projected ability to meet the monthly payment obligation, which is derived, among other things, from the amount financed (as defined in the sale and servicing agreement), the term, and the assigned contractual interest rate.  Approximately [_____]% of the aggregate principal balance of the receivables in the statistical pool as of the [initial] cutoff date were automatically approved, while approximately [_____]% of the aggregate principal balance of the receivables in the statistical pool as of the [initial] cutoff date were evaluated and approved by a TMCC credit analyst with appropriate authority in accordance with TMCC’s written underwriting guidelines.  TMCC determined that whether a receivable was accepted automatically by TMCC’s electronic credit decision system or was accepted following review by a TMCC credit analyst was not indicative of the related receivable’s quality.

Asset Representations Review
The asset representations reviewer will perform a review of certain of the receivables for compliance with the representations made about the receivables if:
  a delinquency trigger for the receivables is reached, and
  the required amount of noteholders vote to direct the review.
For additional information about the asset representations review, the delinquency trigger, voting requirements for a review, the representations and warranties to be reviewed and the cost of the review, you should refer to “Asset Representations Review” in this prospectus.

Dispute Resolution
If a request is made for the repurchase of a receivable due to a breach of a representation or warranty, and the request is not resolved within 180 days of the receipt of the request, the party submitting the request will have the right to refer the matter to either mediation (including non-binding arbitration) or third-party binding arbitration.  See “Repurchases of Receivables—Dispute Resolution” in this prospectus.

Servicing and Servicer Compensation
TMCC will act as servicer for the receivables owned by the issuing entity.  The servicer will handle all collections, administer defaults and delinquencies and otherwise service the contracts.  On each payment date, the issuing entity will pay the servicer a monthly fee equal to one-twelfth of [1.00]% multiplied by the aggregate principal balance of the receivables as of the first day of the related collection period[; provided that, for the first payment date, the issuing entity will pay the servicer a fee equal to two-twelfths of [1.00]% of the aggregate principal balance of the receivables as of the [initial] cutoff date].  The servicer will also receive additional servicing compensation in the form of certain investment earnings, late fees, extension fees and other administrative fees and expenses or similar charges received by the servicer during such month.

For additional information regarding the compensation payable to the servicer, you should refer to “Transfer and Servicing Agreements––Servicing Compensation and Payment of Expenses” in this prospectus.

Trustees Fees and Expenses
Each trustee will be entitled to a fee (and will be entitled to be reimbursed for all costs and expenses incurred) in connection with the performance of its respective duties.

The trustee fees (and associated costs and expenses) will generally be paid directly by the servicer from amounts received as the servicing fee or paid directly by the sponsor.

Asset Representations Reviewer Fees and Expenses
The asset representations reviewer will be entitled to a [monthly][quarterly] fee (and will be entitled to be reimbursed for all costs and expenses incurred) in connection with the performance of its duties.

The asset representations reviewer fees will generally be paid directly by the servicer from amounts received as the servicing fee or paid directly by the sponsor.

In the event an asset representations review occurs, the asset representations reviewer will be entitled to a per receivable review fee of $[___], payable as provided under “Asset Representations Reviewer––Fees” in this prospectus.

[Administration Fee
As compensation for the performance of the administrator’s obligations and as reimbursement for its expenses related thereto, the administrator will be entitled to a monthly administration fee of such amount, which will generally be paid directly by the servicer from amounts received as the servicing fee or paid directly by the sponsor.]

Interest and Principal Payments	Interest Rates
The notes will bear interest for each interest period at the interest rates specified on the cover of this prospectus (provided that one-month LIBOR for the first payment date will be [____]).
Interest Accrual

The class A notes will be the “controlling class” under the indenture while any class A notes are outstanding.  After the class A notes have been paid in full, the class B notes will be the controlling class.

The class A-1 notes [and the class A-2b notes] will accrue interest on an actual/360 basis from (and including) a payment date to (but excluding) the next payment date, except that the first interest period will be from (and including) the closing date to (but excluding) [________], 20[__].  This means that the interest due on each payment date will be the product of: (i) the outstanding principal amount, (ii) the interest rate, and (iii) the actual number of days since the previous payment date (or, in the case of the first payment date, since the closing date) divided by 360.

The notes (other than the class A-1 notes [and the class A-2b notes]) will accrue interest on a 30/360 basis from (and including) the [15th] day of each calendar month to (but excluding) the [15th] day of the succeeding calendar month, except that the first interest period will be from (and including) the closing date to (but excluding) [_____] [15], 20[__].  This means that the interest due on each payment date will be the product of: (i) the outstanding principal amount, (ii) the interest rate, and (iii) 30 (or, in the case of the first payment date, __) divided by 360.

If noteholders of any class do not receive all interest owed on their notes on any payment date, the issuing entity will make payments of interest on later payment dates to make up the shortfall (together with interest on such amounts at the applicable interest rate for such class, to the extent permitted by law) to the extent funds are available to do so pursuant to the payment priorities described in this prospectus.  If the full amount of interest due on the controlling class is not paid within five business days of a payment date, an event of default will also occur which may result in acceleration of the notes.

For additional information regarding the payment of interest on the notes, you should refer to “Description of the Notes––Payments of Interest” and “Payments to Noteholders” in this prospectus.
Principal Payments

On each payment date [beginning on or after the last day of the revolving period], except after the acceleration of the notes following an event of default, from the amounts allocated to the noteholders to pay principal described in clauses (3), (5) and ([6][7]) under “—Priority of Payments” below, the issuing entity will pay principal of the notes in the following order of priority:

(1)       to the class A-1 notes until the principal amount of the class A-1 notes is reduced to zero; then[*]

(2)       to the class A-2[a] notes [and the class A-2b notes, pro rata, based on the outstanding principal amounts of each of those classes of notes,] until  the principal amount [of the class A-2 notes][each such note] is reduced to zero; then[*]

(3)       to the class A-3 notes until the principal amount of the class A-3 notes is reduced to zero; then[*]

(4)       to the class A-4 notes until the principal amount of the class A-4 notes is reduced to zero; and then[*]

(5)       to the class B notes until the principal amount of the class B notes is reduced to zero.[*]

[*NOTE: This priority of principal payments is for illustrative purposes only.  More, different or fewer classes of notes may pay principal pro rata with another class, or all of the classes may pay principal sequentially.]

If the notes are declared to be due and payable following the occurrence of an event of default, the issuing entity will pay principal of the notes from funds allocated to the noteholders, first, to the class A-1 notes until the principal amount of the class A-1 notes is reduced to zero, second, pro rata, based upon their respective unpaid principal amounts, to the class A-2[a] notes, [the class A-2b notes,] the class A-3 notes and the class A-4 notes until the principal amount of each such class of notes is reduced to zero, and third, to the class B notes until the principal amount of the class B notes is reduced to zero.[*]

All outstanding principal and interest with respect to a class of notes will be payable in full on its final scheduled payment date.

For additional information regarding the payment of principal of the notes, you should refer to “Payments to Noteholders” in this prospectus.

[*NOTE: This priority of principal payments is for illustrative purposes only.  More, different or fewer classes of notes may pay principal pro rata with another class, or all of the classes may pay principal sequentially.]

Priority of Payments

On each payment date, except after the acceleration of the notes following an event of default, the issuing entity will make payments from available collections received during the related collection period (or, if applicable, amounts withdrawn from the reserve account) [and [amounts remaining on deposit in the prefunding account on or after the last day of the prefunding period][any principal collected on the receivables that were not used to purchase additional receivables by the end of the revolving period]] in the following order of priority:

1. Servicing Fee –– The total servicing fee payable to the servicer (which includes any supplemental servicing fee, to the extent not previously retained by the servicer);

2.     Class A Note Interest [and Swap Counterparty] ––  [Pro rata, based on the aggregate outstanding principal amount of the class A notes and the amount of any swap termination payment and swap payment due and payable by the issuing entity to the swap counterparty under this clause (2): (i) t][T]o the class A noteholders (pro rata based upon the aggregate amount of interest due to such noteholders), accrued and unpaid interest on each class of class A notes[, (ii) to the swap counterparty, the amount of any termination payment due to the swap counterparty under the swap agreement due to a swap termination resulting from a payment default by the issuing entity or the insolvency of the issuing entity; provided, that if any amounts allocable to the class A notes are not needed to pay the class A noteholders’ accrued and unpaid interest as of such payment date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid, and (iii) to the swap counterparty, the amount of interest at [____]% due to the swap counterparty under the swap agreement];

3. Note Principal –– [During the amortization period, t][T]o the noteholders, to be paid in the priority described under “—

Principal Payments” above, the first priority principal distribution amount;

The “first priority principal distribution amount” means, with respect to any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the class A notes as of such payment date (before giving effect to any principal payments made on the class A notes on such payment date), over (b) the aggregate principal balance of the receivables less the yield supplement overcollateralization amount (which amount is referred to in this prospectus as the “adjusted pool balance”), in each case, as of the last day of the related collection period; provided, that, for the final scheduled payment date of any class of class A notes, the “first priority principal distribution amount” will not be less than the amount necessary to reduce the outstanding principal amount of such class of class A notes to zero;

4. Class B Note Interest –– To the class B noteholders (based upon the aggregate amount of interest due to such noteholders), accrued and unpaid interest on the class B notes;

5.     Note Principal –– [During the amortization period, t][T]o the noteholders, to be paid in the priority described under “—Principal Payments” above, the second priority principal distribution amount;

The “second priority principal distribution amount” means, with respect to any payment date, an amount equal to (a) the excess, if any, of (i) the aggregate outstanding principal amount of the class A notes and class B notes as of such payment date (before giving effect to any principal payments made on the class A notes and class B notes on such payment date), over (ii) the adjusted pool balance as of the last day of the related collection period, minus (b) the first priority principal distribution amount for such payment date; provided, that, for the final scheduled payment date of the class B notes, the “second priority principal distribution amount” will not be less than the amount necessary to reduce the outstanding principal amount of the class B notes to zero;

6.     Reserve Account Deposit –– to the extent amounts then on deposit in the reserve account are less than the specified reserve account balance described below under “—Credit Enhancement—Reserve Account,” to the reserve account, until the amount on deposit in the reserve account equals such specified reserve account balance;

7.     Note Principal –– [During the amortization period, t][T]o the noteholders, to be paid in the priority described under “—Principal Payments” above, the regular principal distribution amount;

The “regular principal distribution amount” means, with respect to any payment date, an amount equal to (a) the excess, if any, of (i) the aggregate outstanding principal amount of the notes as of such payment date (before giving effect to any principal payments made on the notes on such payment date), over (ii) the adjusted pool balance as of the last day of the related collection period less the overcollateralization target amount, minus (b) the sum of the first priority principal distribution amount and the second priority principal distribution amount for such payment date; and

8.     Asset Representations Reviewer [and Swap Counterparty] –– if applicable, [pro rata, based on amounts due,] to the asset representations reviewer [and the swap counterparty] the amount of any [(i)] [monthly][quarterly] fees and receivables review fees payable to the asset representations reviewer in excess of $[____] [and (ii) swap termination payments due to the swap counterparty not payable in clause (ii) of clause (2) above.]

9. Excess Amounts –– Any remaining amounts to the certificateholder.

For additional information regarding the priority of payments on the notes, you should refer to “Payments to Noteholders—Calculation of Available Collections” and “—Priority of Payments” in this prospectus.

Change in Priority of Distribution upon Events of Default Resulting in an Acceleration of the Notes

Following the occurrence of an event of default under the indenture that results in the acceleration of the maturity of the notes and unless and until such acceleration has been rescinded, the issuing entity will make the following payments in the following order of priority from available collections received during the related collection period, [amounts on deposit in the prefunding account][any principal collected on the receivables] and, if necessary and available, to pay principal of the notes from amounts withdrawn from the reserve account:

1. Servicing Fee –– The total servicing fee payable to the servicer (which includes any supplemental servicing fee, to the extent not previously retained by the servicer);

2.     [Administrator,] Asset Representations Reviewer and Trustee Amounts –– Any fees, expenses and indemnification amounts owed to [the administrator,] the owner trustee or the indenture trustee, to the extent not paid by the servicer or the sponsor and any [monthly][quarterly] fees, to the extent not paid by the servicer or the sponsor, and receivables review fees payable to the asset representations reviewer up to an aggregate amount of $[____];

3.     Class A Note Interest [and Swap Counterparty] –– [Pro rata, based on the aggregate outstanding principal amount of the class A notes and the amount of any swap termination payment and swap payment due and payable by the issuing entity to the swap counterparty under this clause (2): (i) t][T]o the class A noteholders, on a pro rata basis based on such amounts due, accrued and unpaid interest on the class A notes[, (ii) to the swap counterparty, the amount of any termination payment due to the swap counterparty under the swap agreement due to a swap termination resulting from a payment default by the issuing entity or the insolvency of the issuing entity; provided, that if any amounts allocable to the class A notes are not needed to pay the class A noteholders’ accrued and unpaid interest as of such payment date, such amounts will be applied to pay the portion, if any, of any swap termination payment referred to above remaining unpaid, and (iii) to the swap counterparty, the amount of interest at [____]% due to the swap counterparty under the swap agreement];

4. Class A Note Principal –– To the class A noteholders, to be paid in the priority described under “—Principal Payments” above;
5. Class B Note Interest –– To the class B noteholders, accrued and unpaid interest on the class B notes;
6. Class B Note Principal –– To the class B noteholders, until the principal amount of the class B notes is reduced to zero;

7.     Asset Representations Reviewer [and Swap Counterparty] –– [pro rata, based on amounts due,] to the asset representations reviewer [and the swap counterparty] the amount of any [(i)] [monthly][quarterly] fees and receivables review fees payable to the asset representations reviewer in excess of $[____] [and (ii) swap termination payments due to the swap counterparty not payable in clause (ii) of clause (3) above.].

8. Excess Amounts –– Any remaining amounts to the certificateholder.

For additional information regarding the priority of payments on the notes after the acceleration of the notes following an event of default, you should refer to “Payments to Noteholders—Calculation of Available Collections” and “—Priority of Payments” in this prospectus.

Final Scheduled Payment Dates
The issuing entity is required to pay the outstanding principal amount of each class of notes in full on or before the related final scheduled payment date specified on the cover of this prospectus.
Events of Default	Each of the following will constitute an event of default under the indenture:

(a)       a default for five business days or more in the payment of any interest on any of the outstanding classes of the controlling class;

(b)       a default in the payment in full of the principal of any note on its final scheduled payment date or the redemption date;

(c)       a default in the observance or performance of any covenant or agreement of the issuing entity made in the indenture which materially and adversely affects the noteholders, subject to notice and cure provisions;

(d)       any representation or warranty made by the issuing entity in the indenture having been incorrect in a material respect as of the time made, subject to notice and cure provisions; or

(e)       certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity;

provided, however, that a delay in or failure of performance referred to in clause (a), (b), (c) or (d) above will not constitute an event of default for a period of 30 days after the applicable cure period under the indenture if that delay or failure was caused by force majeure or other similar occurrence.

If an event of default under the indenture should occur and is continuing, the indenture trustee or the holders of notes evidencing not less than a majority of the aggregate principal amount of the notes of the controlling class then outstanding (excluding for these purposes the outstanding principal amount of any notes held of record or beneficially owned by TMCC, the depositor or any of their affiliates), acting together as a single class, may declare an acceleration of the notes and the principal of the notes to be immediately due and payable.

For additional information regarding the events of default, you should refer to “Description of the Notes—Indenture—Events of Default; Rights Upon Event of Default” in this prospectus.

Credit Enhancement
Credit enhancement is intended to protect you against losses and delays in payments on your notes.  If losses on the receivables and other shortfalls in cash flows exceed the amount of available credit enhancement, such losses will not be allocated to write down the principal amount of any class of notes. Instead, the amount available to make payments on the notes will be reduced to the extent of such losses.  The credit enhancement for the notes is:

•      the reserve account;

•      overcollateralization;

•      the yield supplement overcollateralization amount;

•      in the case of the class A notes, subordination of the class B notes; and

•      excess interest on the receivables.

If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later scheduled final payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date.  For additional information, you should refer to “Risk Factors—Payment priorities increase risk of loss or delay in payment to certain classes of notes,” “Risk Factors—Because the issuing entity has limited assets, there is only limited protection against potential losses” and “Payments to Noteholders” in this prospectus.

Reserve Account

On each payment date, funds will be withdrawn from the reserve account (1) to cover shortfalls in the amounts required to be paid on that payment date with respect to clauses (1) through (5) under “—Priority of Payments” above, (2) after an event of default that results in the acceleration of the maturity of the notes, to pay principal on the notes, and (3) to pay principal on any class of notes on the final scheduled payment date of that class of notes.

On the closing date, the depositor will cause to be deposited $[____________] into the reserve account, which is approximately [____]% of [the sum of (i)] the adjusted pool balance as of the [initial] cutoff date [and (ii) the amounts on deposit in the prefunding account on the closing date].  On each payment date, after making required payments to the servicer[, the swap counterparty] and the noteholders, available collections will be deposited into the reserve account to the extent necessary to maintain the amount on deposit in the reserve account at the specified reserve account balance.

On any payment date prior to an event of default that results in an acceleration of the maturity of the notes, if the amount in the reserve account exceeds the specified reserve account balance, the excess will be distributed to the depositor.  The “specified reserve account balance” is, on any payment date, the lesser of (a) $[____________] (which is approximately [____]% of [the sum of (i)] the adjusted pool balance as of the [initial] cutoff date [and (ii) the amounts on deposit in the prefunding account on the closing date] and (b) the aggregate outstanding balance of the notes after giving effect to all payments of principal on that payment date.  In addition, on any payment date prior to an event of default that results in an acceleration of the maturity of the notes, investment income on the amounts on deposit in the reserve account will be distributed to the sponsor.

For additional information regarding the reserve account, you should refer to “Payments to Noteholders—Credit and Cash Flow Enhancement—Reserve Account” in this prospectus.
Overcollateralization

Overcollateralization represents the amount by which the adjusted pool balance exceeds the aggregate outstanding principal amount of the notes.  The adjusted pool balance as of the [initial] cutoff date is expected to be approximately equal to the aggregate initial principal amount of the notes.

The application of funds according to clause (7) under “—Interest and Principal Payments—Priority of Payments” above is designed to achieve and maintain the level of overcollateralization as of any payment date to a target amount of [____]% of [the sum of (i)] the adjusted pool balance as of the [initial] cutoff date [and (ii) the amounts on deposit in the prefunding account on the closing date].  This amount is referred to in this prospectus as the “overcollateralization target amount.”

The overcollateralization will be available as an additional source of funds to absorb losses on the receivables.

For additional information regarding overcollateralization, you should refer to “Payments to Noteholders—Credit and Cash Flow Enhancement—Overcollateralization” in this prospectus.
Yield Supplement Overcollateralization Amount

The yield supplement overcollateralization amount for each payment date or with respect to the closing date is the aggregate amount by which the principal balance as of the last day of the related collection period or the [initial] cutoff date, as applicable, of each receivable with an APR below [____]% (referred to herein as the “required rate”), other than any defaulted receivable, exceeds the present value of the future payments on such receivables, calculated as if their APRs were equal to the required rate, assuming such future payment is made on the last day of each month and each month has 30 days.

For additional information regarding the calculation of the yield supplement overcollateralization amount and its effect on the payment of principal, you should refer to “Payments to Noteholders—Credit and Cash Flow Enhancement—Yield Supplement Overcollateralization Amount” and “—Overcollateralization” in this prospectus.

Subordination

Payments of interest on the class B notes will be subordinated to payments of interest on the class A notes and certain other payments on each payment date (including principal payments of the class A notes in specified circumstances). No payments of principal will be made on the class B notes until the principal of and interest on the class A notes has been paid in full.

If an event of default that results in the acceleration of payment of the notes occurs, no payments of interest or principal will be made on the class B notes until the class A notes are paid in full. Consequently, the holders of the class B notes will incur losses and shortfalls because of delinquencies and losses on the receivables before the holders of the class A notes incur those losses and shortfalls.

While any class A notes are outstanding, the failure to pay interest on the class B notes will not be an event of default.

For additional information, you should refer to “Payments to Noteholders—Credit and Cash Flow Enhancement—Subordination of Principal and Interest” in this prospectus.

Excess Interest

More interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the servicing fee[, amounts due to the swap counterparty] and interest on the notes each month.  Any such excess in interest payments from obligors will serve as additional credit enhancement.

For additional information, you should refer to “Payments to Noteholders—Credit and Cash Flow Enhancement—Excess Interest” in this prospectus.

Optional Redemption; Clean-Up Call

The servicer may purchase the receivables remaining in the issuing entity at a price equal to at least the unpaid principal amount of the notes plus any accrued and unpaid interest thereon on any payment date when the aggregate outstanding principal balance of the receivables has declined to [_]% or less of the aggregate principal balance of the receivables as of the [receivables’ respective] cutoff date[s] (the “redemption date”).  Upon the exercise of this clean-up call option by the servicer, the issuing entity must redeem the notes in whole, and not in part.

For additional information, you should refer to “Transfer and Servicing Agreements––Optional Purchase of Receivables and Redemption of Notes” in this prospectus.
Removal of Pool Assets
Breaches of Representations and Warranties.  Upon sale of the receivables to the depositor, TMCC will make certain representations and warranties regarding the receivables, and upon sale of the receivables to the issuing entity, the depositor will make certain corresponding representations and warranties to the issuing entity regarding the receivables.  The depositor is required to repurchase from the issuing entity, and TMCC is required to repurchase from the depositor, in turn, any receivable for which a representation or warranty has been breached if such breach materially and adversely affects the issuing entity or the noteholders and such breach has not been cured in all material respects (each, a “warranty receivable”).

For additional information, you should refer to “Repurchases of Receivables” in this prospectus.

Breach of Servicer Covenants.  The servicer will be required to purchase any receivable with respect to which specified servicing covenants made by the servicer under the sale and servicing agreement are breached and not cured in all material respects.

CUSIP Numbers	Class A-1 Notes: [_________] Class A-2[a] Notes: [_________] [Class A-2b Notes: [_________]] Class A-3 Notes: [_________] Class A-4 Notes: [_________] Class B Notes: [_________]

Tax Status
Subject to important considerations described under “Certain Federal Income Tax Consequences” and “Certain State Tax Consequences” in this prospectus, Morgan, Lewis & Bockius LLP, special tax counsel to the issuing entity, will deliver its opinion that:

• the notes held by parties unaffiliated with the issuing entity will be characterized as debt for federal income tax purposes; and
• the issuing entity will not be characterized as an association or a publicly traded partnership taxable as a corporation for federal income tax purposes.

If you purchase the notes, you will agree to treat the notes as debt for federal and state income tax, franchise tax and any other tax measured in whole or in part by income.  You should consult your own tax advisor regarding the federal tax consequences of the purchase, ownership and disposition of the notes, and the tax consequences arising under the laws of any state or other taxing jurisdiction.

For additional information regarding the application of federal income and state tax laws to the issuing entity and the notes, you should refer to “Certain Federal Income Tax Consequences” and “Certain State Tax Consequences” in this prospectus.

ERISA Considerations
The notes sold to parties unaffiliated with the issuing entity may be purchased by employee benefit plans and individual retirement accounts, subject to those considerations discussed under “ERISA Considerations” in this prospectus.

For additional information, you should refer to “ERISA Considerations” in this prospectus.  If you are a benefit plan fiduciary considering the purchase of the notes you should, among other things, consult with your counsel in determining whether all required conditions have been satisfied.

Certain Investment Company Act Considerations
The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), contained in [Rule 3a-7] under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase any notes.

The notes are not suitable investments for all investors.
The notes are not a suitable investment for any investor that requires a regular or predictable schedule of payments or payment on specific dates. The notes are complex investments that involve a high degree of risk and should be considered only by sophisticated investors.  We suggest that only investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment and default risks, the tax consequences of an investment and the interaction of these factors should consider investing in the notes.

You must rely for repayment only upon payments from the issuing entity’s assets which may not be sufficient to make full payments on your notes.
The notes represent interests solely in the issuing entity or indebtedness of the issuing entity and will not be insured or guaranteed by the depositor, sponsor, administrator, servicer or any of their respective affiliates, any governmental entity, the trustees or any other person or entity other than the issuing entity.  The only sources of payment on your notes are payments received on the receivables and, to the extent available, any credit or cash flow enhancement for the issuing entity, including amounts on deposit in the reserve account [and payable by the [swap][cap] counterparty].  If the available credit enhancement is exhausted, your notes will be paid solely from current distributions on the receivables.  The issuing entity will also have the benefit of overcollateralization to provide limited protection against low-interest yielding receivables.

For additional information, you should refer to [“The [Swap][Cap] Agreement,”] “Payments to Noteholders—Credit and Cash Flow Enhancement—Overcollateralization” and “Payments to Noteholders—Credit and Cash Flow Enhancement—Reserve Account” in this prospectus.

The absence of a secondary market for the notes or a lack of liquidity in the secondary markets could limit your ability to resell the notes or adversely affect the market value of your notes.
The notes will not be listed on any securities exchange. Therefore, to sell your notes, you must first locate a willing purchaser. The underwriters may, but are not obligated to, provide a secondary market for the notes and even if the underwriters make a market in the notes, the underwriters may stop making offers at any time.   In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity.

For several years after the 2008 financial crisis, major disruptions in the global financial markets caused a significant reduction in liquidity in the secondary market for asset-backed securities.  While conditions in the financial markets and the secondary markets have improved, periods of illiquidity could occur again and affect the secondary market, thereby adversely affecting the value of your notes and limiting your ability to locate a willing purchaser of your notes.  Furthermore, the global financial markets have experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries.  Concerns regarding sovereign debt may spread to other countries at any time.  There can be no assurance that this uncertainty related to the sovereign debt of various countries will not lead to disruption of the credit markets in the United States.  Accordingly, you may not be able to sell your notes when you want to do so or you may be unable to obtain the price that you wish to receive for your notes and, as a result, you could suffer a loss on your investment.

In addition, the issuance and offering of the notes does not comply with the requirements of Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”).  Lack of compliance with the CRR and similar rules may preclude certain investors from purchasing the notes.  As a result, you may be unable to obtain the price that you wish to receive for your notes or you may suffer a loss on your investment. For additional information, you should refer to “Underwriting—EU Risk Retention and Due Diligence Requirements” in this prospectus.

Continuing or worsening economic developments may adversely affect the performance and market value of your notes.
After the 2008 financial crisis, the United States experienced a recession and an extended period of economic contraction.  During the economic downturn, elevated unemployment, decreases in home values and lack of available credit led to increased delinquency and default rates by obligors, as well as decreased consumer demand for automobiles and declining market values of the automobiles securing the receivables.  Any such decline in market values of automobiles may weaken collateral coverage and increase the amount of losses in the event of default.  While there have been modest improvements, if the economic downturn were to worsen, delinquencies and losses on the receivables could increase, which could result in losses on your notes.

Additionally, higher future energy and fuel prices could reduce the amount of disposable income that the affected obligors have available to make monthly payments on their automobile finance contracts.  Higher energy costs could also cause business disruptions, which could cause unemployment and a deepening economic downturn. Such obligors could potentially become delinquent in making monthly payments or default if they were unable to make payments due to increased energy or fuel bills or unemployment.  The issuing entity’s ability to make payments on the notes could be adversely affected if the related obligors were unable to make timely payments.

Delinquencies and losses with respect to automobile finance contracts may increase during the term of your notes.  These increases in delinquencies and losses may be related to the weakness in the residential housing market, where increasing numbers of individuals have defaulted on their residential mortgage loans.  For delinquency and loss information regarding certain automobile loans originated and serviced by TMCC, you should refer to “Delinquencies, Repossessions and Net Losses” and “Static Pools” in this prospectus.

The issuing entity’s interests in financed vehicles may be unenforceable or defeated.
The certificates of title for vehicles financed by TMCC name TMCC as the secured party.  The certificates of title for financed vehicles under contracts assigned to the issuing entity will not be amended to identify the issuing entity as the new secured party because it would be administratively burdensome to do so.  However, financing statements showing the transfer to the issuing entity of TMCC’s and the depositor’s interest in the receivables and the transfer to the indenture trustee of the issuing entity’s interest in the receivables will be filed with the appropriate governmental authorities.  TMCC, as servicer, will retain the documentation for the receivables and the certificates of title.

Because of these arrangements, another person could acquire an interest in the receivables and the financed vehicles that is judged by a court of law to be superior to the issuing entity’s or the indenture trustee’s interest.  Examples of these persons are other creditors of the obligor, a subsequent purchaser of a financed vehicle or another lender who finances the vehicle.  Some of the ways this could happen are described under “Certain Legal Aspects of the Receivables” in this prospectus.  In some circumstances, either the depositor or the servicer will be required to purchase receivables if a security interest superior to the claims of others has not been properly established and maintained.  The details of this obligation are described under “Repurchases of Receivables” in this prospectus.

If the servicer does not maintain control of the receivables evidenced by electronic contracts, the issuing entity may not have a perfected interest in those receivables.
As described in “The Sponsor, Administrator and Servicer—Electronic Contracts and Electronic Contracting” in this prospectus, for some receivables, TMCC acquires possession of the related contracts from dealers and converts them to electronic form and maintains control of the electronic copies through TMCC’s own technology system.  Other receivables may be originated electronically through a third-party custodian using the third-party custodian’s technology system.  Both of these technology systems are designed to enable TMCC to perfect its interest in the receivables evidenced by electronic contracts by satisfying the Uniform Commercial Code’s (the “UCC’s”) requirements for “control” of electronic chattel paper.  TMCC will obtain “control” of an electronic contract if (a) there is a “single authoritative copy” of the electronic contract that is readily distinguishable from all other copies and which identifies TMCC as the owner, (b) all other copies of the electronic contract indicate that they are not the “authoritative copy” of the electronic contract, (c) any revisions to the authoritative copy of the electronic contract are readily identifiable as either authorized or unauthorized revisions, and (d) authorized revisions of the electronic contract cannot be made without TMCC’s participation.

However, it is possible that another person could acquire an interest in an electronic contract that is superior to TMCC’s interest (and accordingly, the issuing entity’s interest).  This could occur if TMCC ceases to have “control” over the electronic contract that is maintained by TMCC or on behalf of TMCC by the third-party custodian and another party purchases that electronic contract (without knowledge that such purchase violates TMCC’s rights in the electronic contract) and obtains “control” over the electronic contract.  TMCC also could lose control over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in TMCC’s or the third-party custodian’s technology system, as applicable, a person other than TMCC were able to modify or duplicate the authoritative copy of the contract.

Although TMCC will perfect its assignment of its interest in the electronic contracts to the issuing entity and the indenture trustee by filing financing statements, the fact that TMCC’s interest in the receivables may not be perfected by control may affect the priority of the issuing entity’s interest in the receivables. The issuing entity’s interest in the receivables could be junior to another party with a perfected security interest in the inventory of the originating dealer.

There can be no assurances that the third-party’s technology system will perform as represented to the servicer in maintaining the systems and controls required to provide assurance that TMCC maintains control over an electronic contract.  In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.

TMCC and the depositor will represent that TMCC has a perfected interest in the receivables to the extent evidenced by electronic contracts by means of control and that the interest has been transferred to the depositor and thereafter to the issuing entity.

From time to time, the receivables evidenced by electronic contracts may be amended, including, without limitation, by extensions of the final maturity date.  To the extent any of those amendments is evidenced in tangible form, TMCC and the depositor will represent that TMCC has a perfected interest in the receivables (consisting of the electronic contract and tangible amendment) by possession of the tangible amendment and control of the electronic contract.

However, the law governing the perfection of interests in electronic contracts by control is relatively recent. As a result, there is a risk that the systems employed by TMCC or the third-party to maintain control of the electronic contracts may not be sufficient as a matter of law to give TMCC (and accordingly, the issuing entity) a perfected interest in the receivables evidenced by electronic contracts.

As a result of the foregoing, TMCC (and accordingly, the issuing entity) may not have a perfected interest in certain receivables or its interest, although perfected, could be junior to that of another party.  Either circumstance could affect TMCC’s ability on behalf of the issuing entity to repossess and sell the underlying financed vehicles. Therefore, you may be subject to delays in payment on your notes and you may incur losses on your investment in the notes.

The bankruptcy of the issuing entity could result in losses or delays in payments on your notes.
If the issuing entity becomes subject to bankruptcy proceedings, you could experience losses or delays in the payments on your notes as a result of, among other things, an “automatic stay,” which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the applicable court, and provisions of the U.S. Bankruptcy Code (the “Bankruptcy Code”) that permit substitution of collateral in limited circumstances.

The bankruptcy of TMCC or the depositor could result in losses or delays in payments on the notes.
If TMCC or the depositor becomes subject to bankruptcy proceedings, you could experience losses or delays in the payments on your notes.  TMCC will sell the receivables to the depositor, and the depositor will in turn sell the receivables to the issuing entity.  However, if TMCC or the depositor becomes subject to a bankruptcy proceeding, the court in the bankruptcy proceeding could conclude that TMCC or the depositor effectively still owns the receivables by concluding that the sale to the depositor by TMCC or the sale to the issuing entity by the depositor was not a “true sale” or that the issuing entity should be consolidated with TMCC or the depositor for bankruptcy purposes.  If a court were to reach this conclusion, you could experience losses or delays in payments on the notes as a result of, among other things:

•      an “automatic stay” which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the Bankruptcy Code that permit substitution of collateral in certain circumstances;

•      certain tax or government liens on TMCC’s or the depositor’s property (that arose prior to the transfer of a receivable to the issuing entity) having a prior claim on collections before the collections are used to make payments on your notes; and

•      the fact that neither the issuing entity nor the indenture trustee has a perfected security interest in (a) one or more of the vehicles securing the receivables or (b) any cash collections held by TMCC or the depositor at the time TMCC or the depositor becomes the subject of a bankruptcy proceeding.

The depositor will take steps in structuring the transactions described in this prospectus to minimize the risk that a court would consolidate the issuing entity with the depositor for bankruptcy purposes or conclude that the sale of receivables to the issuing entity was not a “true sale.”  For additional information, you should refer to “Certain Legal Aspects of the Receivables—Certain Bankruptcy Considerations” in this prospectus.

Failure to pay principal on your notes will not constitute an event of default until maturity.
The amount of principal required to be paid to the noteholders will generally be limited to amounts available in the collection account (and available in the reserve account [and payable by the [swap][cap] counterparty].  Therefore, the failure to pay principal of your notes generally will not result in the occurrence of an event of default until the final scheduled payment date for your notes.  For additional information, you should refer to “Description of the Notes—Indenture—Events of Default; Rights Upon Event of Default” in this prospectus.

Receivables that fail to comply with consumer protection laws may be unenforceable, which may result in losses on your investment.
Numerous federal and state consumer protection laws regulate consumer contracts such as the receivables.  If any of the receivables do not comply with one or more of these laws, the servicer may be prevented from or delayed in collecting payments on the receivables.  If that happens, payments on the securities could be delayed or reduced.  The depositor, the originator and the servicer will make representations and warranties relating to the receivables’ compliance with law and the issuing entity’s ability to enforce the contracts.  If the depositor breaches any of these representations or warranties, the issuing entity’s sole remedy will be to require the depositor to repurchase the related warranty receivable.  For additional information, you should refer to “Certain Legal Aspects of the Receivables—Consumer Protection Laws” and “Repurchases of Receivables” in this prospectus.

Federal financial regulatory legislation could have an adverse effect on TMCC, the depositor and the issuing entity, which could result in losses or delays in payments on your notes.
The Dodd-Frank Act, which was enacted in 2010, and its implementing regulations have had, and will likely continue to have, broad implications for the consumer financial services industry.  The Consumer Financial Protection Bureau (“CFPB”), which was created by the Dodd-Frank Act, has broad regulatory and enforcement authority over entities offering consumer financial services or products, including non-bank companies, such as TMCC.  The CFPB has supervisory and examination authority over certain bank and non-bank entities (“Covered Entities”).  In this capacity, the CFPB can examine Covered Entities for compliance with applicable laws and has authority to order remediation of violations of consumer financial protection laws in a number of ways, including imposing civil monetary penalties and requiring Covered Entities to provide customer restitution and to improve their compliance management systems.  TMCC became subject to the CFPB’s supervisory and examination authority on August 31, 2015 when the CFPB’s final rule establishing its supervisory authority over larger participants in the auto finance industry took effect, as described below.

Under the so-called “larger participant” rule, which became effective August 31, 2015, the CFPB expanded the scope of its supervisory authority to include non-bank larger participants in the auto finance industry, including TMCC.  Such supervisory authority allows the CFPB to conduct comprehensive and rigorous on-site examinations to assess compliance with consumer financial protection laws, which could result in enforcement actions, regulatory fines and mandated changes to TMCC’s business products, policies and procedures.

In addition to its supervisory and examination authority, the CFPB has enforcement authority.  Under this authority, the CFPB is authorized to conduct investigations (which may include a joint investigation with other regulators) to determine whether any person is engaging in, or has engaged in, conduct that violates federal consumer financial protection laws and to initiate enforcement actions for such violations.  The CFPB has the authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), or other forms of remediation, and/or impose monetary penalties.  The CFPB and the Federal Trade Commission (“FTC”) have become more active in investigating the products, services and operations of credit providers, including banks and other finance companies engaged in auto finance activities.  Both the FTC and CFPB announced various enforcement actions against lenders in the past few years involving significant penalties, consent orders, cease and desist orders and similar remedies that, if applicable to auto finance providers and the products, services and operations TMCC offers, may require TMCC to cease or alter certain business practices, which could have a material effect on TMCC’s financial condition, liquidity and results of operations.

The CFPB has focused on the area of auto finance, particularly with respect to fair lending compliance, including the payment of discretionary dealer compensation in indirect financing arrangements.  In March 2013, the CFPB issued a bulletin stating that indirect auto lenders may be liable for violations under the Equal Credit Opportunity Act based on dealer-specific and portfolio-wide disparities on a prohibited basis related to discretionary dealer compensation.  According to the CFPB, allowing dealers to exercise discretion in marking up the interest rate above the indirect auto lender’s buy rate when negotiating terms with consumers on automobile installment sales contracts may create a disparate impact resulting in pricing disparities on the basis of prohibited bases.   In addition, the bulletin outlined steps that indirect auto lenders should take in order to comply with fair lending laws regarding dealer compensation policies.  TMCC has adopted a dealer monitoring program regarding the payment of dealer compensation in connection with retail installment sales contracts as part of its larger fair lending compliance management system.

The CFPB, together with the U.S. Department of Justice (“DOJ” and, together with the CFPB, the “Agencies”), has requested that TMCC provide certain information about discretionary dealer compensation practices related to its purchases of auto finance contracts from dealers.  TMCC is voluntarily cooperating with this request for information.  On November 25, 2014, TMCC received from the Agencies a letter alleging that such practices resulted in discriminatory pricing of loans to certain borrowers in violation of fair lending laws.  The Agencies informed TMCC that they are authorized to initiate an enforcement proceeding unless TMCC agrees to a voluntary resolution satisfactory to them.  The Agencies have indicated that they are seeking monetary relief and implementation of changes to TMCC’s discretionary dealer compensation practices and policies, which could adversely affect TMCC’s business.  TMCC is continuing discussions with the Agencies and intends to achieve a voluntary resolution to these matters.  However, if such resolution does not occur, TMCC may be subject to an enforcement action.   TMCC has also received a request for documents and information from the New York State Department of Financial Services relating to its lending practices (including fair lending), and TMCC is fully cooperating with this request.  TMCC cannot predict the outcome of this request given its preliminary status.  As described under “Certain Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus, TMCC may take certain actions relating to certain of the Receivables, including modifying their terms or making certain payments to obligors.  There can be no assurance that TMCC will take any of these actions or, if it does, whether any of these actions will result in the repurchase of some or all of the affected Receivables.

The CFPB has also indicated a strong interest in debt collection and consumer reporting practices.  In November 2013, the CFPB issued an advance notice of proposed rulemaking regarding debt collection, seeking input on, among other issues, whether it should issue rules to cover the conduct of creditors collecting in their own names on their own consumer loans and whether it should generally seek to apply rules developed for third party collectors to first party collectors, such as ourselves.  The timing and impact of these anticipated rules on TMCC’s business remain uncertain.

In addition, the CFPB has increased scrutiny of the sale of certain ancillary or add-on products, including extended warranties and credit insurance.  Regulators have questioned such products’ value and how such products are marketed and sold.

CFPB supervision, regulation, inquiries and related enforcement actions, if any, may result in monetary penalties, increase TMCC’s compliance costs, require changes in its business practices, affect its competitiveness, impair its profitability, harm its reputation or otherwise adversely affect its business.  For additional information, you should refer to “Certain Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

The Dodd-Frank Act also established the Financial Stability Oversight Council (the “FSOC”), which may designate non-bank financial companies that pose systemic risk to the U.S. financial system (“SIFIs”) to be  supervised by the  Board of Governors of the Federal Reserve System (the “Federal Reserve”).  The Federal Reserve is required to establish and apply enhanced prudential standards to SIFIs, including capital, liquidity, counterparty exposure, resolution plan and overall risk management standards.  The FSOC uses a multi-stage review process to evaluate non-bank financial companies for potential designation and Federal Reserve supervision.  If TMCC were designated after this multi-stage review process and any available appeal processes, TMCC could experience increased compliance costs, the need to change its business practices, and other adverse effects on its business.

In addition to the FSOC process, certain parallel regulatory efforts are underway on an international level.  The Financial Stability Board – an international standard-setting authority – has proposed a methodology for assessing and designating non-bank non-insurer global-SIFIs (“G-SIFI”).  It is unclear when this framework will be finalized, what form a final framework may take, what policy measures will be recommended to apply to G-SIFIs, and whether TMCC or any of its affiliates would be designated and subject to additional regulatory requirements due to any potential G-SIFI designation.

The Dodd-Frank Act increases the regulation of the securitization markets.  For example, it will require securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate.  It will also give broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC or the CFPB may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as TMCC or its affiliates.  Federal regulatory agencies have issued numerous additional rulemakings to implement various requirements of the Dodd-Frank Act, and some of these rules remain in proposed form.  In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the receivables, and on the regulation and supervision of the servicer, the sponsor, the depositor, the issuing entity and/or their respective affiliates.

Additionally, no assurances can be given that the liquidation framework for the resolution of “covered financial companies” would not apply to TMCC or its affiliates, including the depositor and the issuing entity.  For additional information, you should refer to “Certain Legal Aspects of the Receivables—Dodd-Frank Act Orderly Liquidation Authority Provisions—Potential Applicability to TMCC, the Depositor and the Issuing Entity” in this prospectus.

If the Federal Deposit Insurance Corporation (the “FDIC”) were appointed receiver of TMCC, the depositor or the issuing entity under the Orderly Liquidation Authority (“OLA”) provisions of the Dodd-Frank Act, the FDIC could repudiate contracts deemed burdensome to the estate, including secured debt.  TMCC has structured the transfers of the receivables to the depositor and the issuing entity as a valid and perfected sale under applicable state law and under the Bankruptcy Code to mitigate the risk of the recharacterization of the sale as a grant of security interest to secure debt of TMCC.  Any attempt by the FDIC to recharacterize the transfer of the receivables as a grant of a security interest to secure debt that the FDIC then repudiates would cause delays in payments or losses on the notes.  In addition, if the issuing entity were to become subject to the OLA, the FDIC may repudiate the debt of the issuing entity and the noteholders would have a secured claim in the receivership of the issuing entity.  Also, if the issuing entity were subject to OLA, the noteholders would not be permitted to accelerate the debt, exercise remedies against the collateral or replace the servicer without the FDIC’s consent for 90 days after the receiver is appointed.  As a result of any of these events, delays in payments on the notes would occur and possible reductions in the amount of those payments could occur.  For additional information, you should refer to “Certain Legal Aspects of the Receivables—Dodd-Frank Act Orderly Liquidation Authority Provisions—FDIC’s Repudiation Power Under the OLA” in this prospectus.

Payment priorities increase risk of loss or delay in payment to certain classes of notes.
Based on the priorities described under “Payments to Noteholders” in this prospectus, classes of notes that receive principal payments before other classes will be repaid more rapidly than the other classes.  Because principal of the notes will be paid sequentially, except in the case of the class A-2[a] notes, [the class A-2b notes,] the class A-3 notes and the class A-4 notes after an event of default resulting in an acceleration of the notes, classes of notes that have higher sequential numerical class designations or higher alphabetical sequential class designations will be outstanding longer and therefore will be exposed to the risk of losses on the receivables during periods after other classes have been receiving most or all amounts payable on their notes, and after which a disproportionate amount of credit enhancement may have been applied and not replenished.

Because of the priority of payment on the notes, the yields of the higher numerically designated classes or higher alphabetically designated classes will be more sensitive to losses on the receivables and the timing of such losses than the lower numerically designated classes and lower alphabetically designated classes.  Accordingly, the class A-2[a] notes [and the class A-2b notes] will be more sensitive to losses on the receivables and the timing of such losses than the class A-1 notes; the class A-3 notes will be relatively more sensitive to losses on the receivables and the timing of such losses than the class A-1 notes [,][and[ the class A-2[a] notes [and the class A-2b notes]; the class A-4 notes will be relatively more sensitive to losses on the receivables and the timing of such losses than the class A-1 notes, the class A-2[a] notes[, the class A-2b notes] and the class A-3 notes; and the class B notes will be relatively more sensitive to losses on the receivables and the timing of such losses than the class A notes. If the actual rate and amount of losses exceed your expectations, and if amounts in the reserve account [and payable by the [swap][cap] counterparty] are insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

Classes of notes that receive payments earlier than expected are exposed to greater reinvestment risk, and classes of notes that receive principal later than expected are exposed to greater risk of loss.  In either case, the yields on your notes could be materially and adversely affected.

In addition, the notes are subject to risk because payments of principal and interest on the notes on each payment date are subordinated to the servicing fee due to the servicer, from which [the administration fee,] the asset representations reviewer fees and the trustees’ fees are paid[, and, in the case of the class B notes, payments to the swap counterparty].  This subordination could result in reduced or delayed payments of principal and interest on the notes.

For additional information, you should refer to “—Because the issuing entity has limited assets, there is only limited protection against potential losses” below.

The class B notes are subject to greater risk because of subordination.
The class B notes are subordinated to the class A notes and are more likely to be impacted by delinquent payments and defaults on the receivables than the classes of notes having an earlier final scheduled payment date.  Interest payments on the class B notes on each payment date will be subordinated to both (i) interest payments on the class A notes and (ii) principal payments to the class A notes in an amount equal to the first priority principal distribution amount.

In addition, in the event the notes are declared to be due and payable after the occurrence of an event of default resulting from the failure to make a payment on the notes, no interest will be paid to the class B notes until all principal of and interest on the class A notes have been paid in full.

Principal payments on the class B notes will be subordinated in priority to the class A notes, as described under “Description of the Notes—Payments of Principal” in this prospectus. No principal will be paid on the class B notes until all principal of the class A notes has been paid in full.  In addition, principal payments on the class B notes will be subordinated to payments of interest on the class A notes and the class B notes.  For additional information, you should refer to “Description of the Notes—Payments of Principal” in this prospectus.

Therefore, if there are insufficient amounts available to pay all classes of notes the amounts due on such classes, delays in payments or losses will be borne by the most junior class of notes outstanding.

The timing of principal payments is uncertain.
The amount of distributions of principal on the notes and the time when you receive those distributions depend on the rate of payments and losses relating to the receivables, which cannot be predicted with certainty. Those principal payments may be regularly scheduled monthly payments or unscheduled payments like those resulting from prepayments or repossession and sale of financed vehicles related to defaulted receivables.  Additionally, the servicer may be required to make payments relating to receivables under some circumstances, and will have the right under certain circumstances to purchase all assets of the issuing entity and thus cause an optional redemption of the notes. Each of these payments will have the effect of shortening the average lives of the notes.  You will bear any reinvestment risks resulting from a faster or slower rate of payments of the receivables.

The amounts received upon disposition of the financed vehicles may be adversely affected by a variety of factors, including discount pricing incentives, marketing incentive programs and other used car market factors, which may increase the risk of loss on your notes.

The market for used Toyota, Lexus or Scion vehicles could be adversely affected by factors such as governmental action, changes in consumer demand, styling changes (including future plans for new Toyota, Lexus and Scion product introductions), recalls, the actual or perceived quality, safety or reliability of Toyota, Lexus and Scion vehicles, used vehicle supply (such as an overabundance of used cars in the marketplace), the level of current used vehicle values, fuel prices, new vehicle pricing, new vehicle incentive programs, new vehicle sales, increased competition, decreased or delayed new vehicle production due to natural disasters, supply chain interruptions or other events and economic conditions generally. Any such adverse change could result in reduced proceeds upon the liquidation or other disposition of financed vehicles, and therefore could result in reduced proceeds on defaulted receivables.  If losses on the receivables exceed the credit enhancement available, you may suffer a loss on your investment.

Discount pricing incentives or other marketing incentive programs on new cars by Toyota Motor Sales, U.S.A., Inc. (“TMS”), TMCC or any of their competitors that effectively reduce the prices of new cars may have the effect of reducing demand by consumers for used cars.  Additionally, the pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer tastes, economic factors (including the price of gasoline), the introduction and pricing of new car models, the actual or perceived quality, safety or reliability of vehicles and other factors.  The reduced demand for used cars resulting from discount pricing incentives or other marketing incentive programs introduced by TMS, TMCC or any of their competitors or other factors may reduce the prices consumers will be willing to pay for used cars, including vehicles that secure the receivables. As a result, the proceeds received by the issuing entity upon any repossession of financed vehicles may be reduced and may not be sufficient to pay the receivables. The servicer manages the market for used Toyota, Lexus and Scion vehicles through certain programs described herein, but there can be no assurance that such efforts will continue to be successful.

Prepayments on receivables may cause prepayments on the notes, resulting in reduced returns on your investment and reinvestment risk to you.
You may receive payment of principal on your notes earlier than you expected.  If that happens, you may not be able to reinvest the principal you receive at a rate as high as the rate on your notes.  Prepayments on the receivables will shorten the life of the notes to an extent that cannot be predicted.

Prepayments may occur for a number of reasons. Some prepayments may be caused by the obligors under the receivables. For example, obligors may:
• make early payments, since receivables will be prepayable at any time without penalty;
• default, resulting in the repossession and sale of the financed vehicle;
• damage the vehicle or become unable to pay due to death or disability, resulting in payments to the issuing entity under any existing physical damage, credit life or other insurance; or
• sell their vehicles or be delinquent or default on their receivables as a result of a manufacturer recall.

Some prepayments may be caused by the depositor or the servicer.  For example, the depositor will make representations and warranties regarding the receivables, and the servicer will agree to take or refrain from taking certain actions with respect to the receivables.  If the depositor or the servicer breaches a representation or an agreement, respectively, and the breach is material and cannot be remedied, the breaching party will be required to purchase the affected receivables from the issuing entity.  This will result, in effect, in the prepayment of the purchased receivables.  The servicer will also have the option to purchase the receivables from the issuing entity on or after the redemption date.  In addition, an event of default under the indenture could cause your notes to be prepaid.

The Servicemembers Civil Relief Act, as amended (the “Relief Act”), provides, and similar laws of many states may provide, relief to obligors who enter active military service (including national guard members) and to obligors in reserve status who are called to active duty after the origination of their receivables. In addition, relief may also be granted to obligors who are dependents of persons eligible for Relief Act benefits.  Global conflicts and tensions may continue to involve military operations that will increase the number of U.S. citizens who have been called or will be called to active duty.  The Relief Act provides, generally, that an obligor who is covered by the Relief Act may not be charged interest on the related receivable in excess of 6% per annum during the period of the obligor’s active duty.  These shortfalls are not required to be paid by the obligor at any future time.  The servicer is not required to advance these shortfalls as delinquent payments.  Any resulting shortfalls in interest or principal will reduce the amount available for distribution on your notes.  Any such interest shortfall will be paid in subsequent periods to the extent of available collections before payments of principal are made on the notes and may result in extending the anticipated maturity of your class of notes or possibly result in a loss in the absence of sufficient credit enhancement.

The Relief Act also limits the ability of the servicer to repossess the financed vehicle securing a receivable during the related obligor’s period of active duty and, in some cases, may require the servicer to extend the maturity of the receivable, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the obligor’s military service.

In addition, under its current servicing practices, the servicer will modify the terms of any receivable impacted by the Relief Act, and may be obligated to purchase any such receivable by depositing an amount equal to the remaining outstanding principal balance of such impacted receivable into the collection account.

In addition, pursuant to laws of various states, payments on retail installment sales contracts or installment loans, such as the receivables, by residents in those states who are called into active duty with the national guard or the reserves, will be deferred under certain circumstances. These state laws may also limit the ability of the servicer to repossess the financed vehicle securing a receivable.

As a result of the Relief Act and similar state legislation or regulations and as a result of the servicer’s ability to further lower the interest rate on the affected receivables, there may be delays or reductions in payment of, and increased losses on the receivables and you may suffer a loss on your notes.

We do not know how many receivables have been or may be affected by the application of the Relief Act.

For additional information, you should refer to the risk factor entitled “—Because the issuing entity has limited assets, there is only limited protection against potential losses” below.

The rate of prepayments on the receivables may be influenced by a variety of economic, social and other factors.  The sponsor cannot predict the actual prepayment rates for the receivables.  The depositor, however, believes that the actual rate of payments, including prepayments, will result in the weighted average life of each class of notes being shorter than the period from the closing date to the related final scheduled payment date.  If this is the case, the weighted average life of each class of notes will be correspondingly shorter.

For additional information, you should refer to “Weighted Average Lives of the Notes” in this prospectus.

[The purchase of additional receivables after the closing date may adversely affect the characteristics of the receivables held by the issuing entity or the weighted average lives of and rate of return on the notes.

The issuing entity may use amounts on deposit [in the prefunding account][of principal collections received on the receivables during the revolving period] to purchase additional receivables from the depositor during the [prefunding][revolving] period.  All additional receivables purchased from the depositor must meet the selection criteria applicable to the receivables purchased by the issuing entity on the closing date.  The credit quality of the additional receivables may be lower than the credit quality of the initial receivables, however, and could adversely affect the performance of the related receivables pool.  In addition, the rate of prepayments on the additional receivables may be higher than the rate of prepayments on the initial receivables, which could reduce the weighted average lives of and rate of return on your notes.  You will bear all reinvestment risk associated with any prepayment of your notes.]

[The inability to acquire subsequent receivables may result in possible prepayments on the notes.
Funds [in the prefunding account][amounts on deposit of principal collections received on the receivables during the revolving period] will be used to purchase additional receivables from the depositor after the date the notes are issued.  The number of receivables that the depositor has to sell depends on its ability to acquire additional receivables which, in turn, is affected by, among other things, the number of financed vehicles sold.  The number of financed vehicles sold is affected by a variety of factors, including interest rates, unemployment levels, the rate of inflation and consumer perception of economic conditions generally.  To the extent all of those funds are not used by the end of the [prefunding period][revolving period] to purchase new receivables, those funds will be applied as a mandatory prepayment on the notes.  In that event, you would receive payments on your notes earlier than expected.

For additional information, you should refer to “Weighted Average Lives of the Notes” in this prospectus.]

This prospectus provides information regarding the characteristics of the receivables in the statistical pool as of the [initial] cutoff date that may differ from the characteristics of the receivables sold to the issuing entity on the closing date as of the [initial] cutoff date.

This prospectus describes the characteristics of the receivables in the statistical pool as of the [initial] cutoff date. The receivables sold to the issuing entity on the closing date will be selected from the statistical pool and may also include other receivables owned by the sponsor and may have characteristics that differ somewhat from the characteristics of the receivables in the statistical pool described in this prospectus.  However, the characteristics (as of the [initial] cutoff date) of the receivables sold to the issuing entity on the closing date will not differ materially from the characteristics (as of the [initial] cutoff date) of the receivables in the statistical pool described in this prospectus, and each receivable must satisfy the eligibility criteria specified in the sale and servicing agreement.  [Additionally, the characteristics (as of the applicable subsequent cutoff date) of the receivables sold to the issuing entity during the [prefunding][revolving] period will not differ materially from the characteristics (as of the initial cutoff date) of the receivables in the statistical pool described in this prospectus, and each such receivable must satisfy the eligibility criteria specified in the sale and servicing agreement.]  You must not assume that the characteristics of the receivables sold to the issuing entity on the closing date [and during the [prefunding][revolving] period] will be identical to the characteristics of the receivables in the statistical pool disclosed in this prospectus.

Because the issuing entity has limited assets, there is only limited protection against potential losses.
The only sources of funds for payments on the notes are collections on the receivables (which include proceeds of the liquidation of repossessed vehicles and of relevant insurance policies) and the reserve account [and the [swap][cap] agreement].  The notes will not be obligations of or interests in, and are not guaranteed or insured by, TMCC, the depositor, Toyota Financial Services Corporation (“TFSC”), Toyota Financial Services Americas Corporation, Toyota Motor Corporation (“TMC”), TMS, any trustee or any of their affiliates.  Neither the notes nor the receivables owned by the issuing entity are insured or guaranteed by any governmental agency.  You must rely solely on payments on the receivables and any amounts available in the reserve account [or payable by the [swap][cap] counterparty] for payments on the notes.  The amounts deposited in the reserve account [and payable by the [swap][cap] counterparty] will be limited.  If the entire reserve account [and amount payable by the [swap][cap] counterparty] have been used [and paid, respectively], the issuing entity will depend solely on current collections on the receivables to make payments on the notes.  For additional information, you should refer to [“The [Swap][Cap] Agreement,”] “Payments to Noteholders—Credit and Cash Flow Enhancement—Overcollateralization” and “Payments to Noteholders—Credit and Cash Flow Enhancement—Reserve Account” in this prospectus.  If the assets of the issuing entity are not sufficient to pay interest and principal on the notes you hold, you will suffer a loss.

Certain events (including some that are not within the control of the issuing entity or the depositor, the sponsor, the administrator, the servicer, TMC, Toyota Financial Services Americas Corporation, TFSC, TMS, the indenture trustee, the owner trustee or of their affiliates) may result in events of default under the indenture and cause acceleration of all outstanding notes.  If so directed by the holders of notes evidencing not less than a majority of principal amount of the notes of the controlling class then outstanding, acting together as a single class, following an event of default resulting in an acceleration of the notes, the indenture trustee will liquidate the assets of the issuing entity only in limited circumstances, and the issuing entity may be required promptly to sell the receivables, liquidate its assets and apply the proceeds to the payment of the notes.  Liquidation would be likely to accelerate payment of all notes that are then outstanding.  If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring.  The issuing entity cannot predict the length of time that will be required for liquidation of its assets to be completed.  In addition, the amounts received from a sale in these circumstances may not be sufficient to pay all amounts owed to the holders of all classes of notes or any class of notes, and you may suffer a loss.  This deficiency will be more severe in the case of any notes where the aggregate principal amount of the notes exceeds the aggregate principal balance of the receivables.  Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes principal of a class of notes to be paid before the related final scheduled payment date will involve the prepayment risks described under “—Prepayments on receivables may cause prepayments on the notes, resulting in reduced returns on your investment and reinvestment risk to you” above.  Also, an event of default that results in the acceleration of the maturity of the notes will cause priority of payments of the notes to change, as described under “Payments to Noteholders—Payments After Occurrence of Event of Default Resulting in Acceleration” in this prospectus.  Therefore, all outstanding notes may be affected by any shortfall in liquidation proceeds.  For additional information, you should refer to “—Prepayments on receivables may cause prepayments on the notes, resulting in reduced returns on your investment and reinvestment risk to you” above.

There may be potential adverse effects on the servicer, the receivables and your notes in the event any Toyota, Lexus or Scion models are subject to recalls.
TMS periodically conducts vehicle recalls which could include temporary suspensions of sales and production of certain Toyota, Lexus and Scion models.  Because TMCC’s business is substantially dependent upon the sale of Toyota, Lexus and Scion vehicles, such events could adversely affect TMCC’s business. A decline in values of used Toyota, Lexus and Scion vehicles would have a negative effect on realized values and return rates which, in turn, could increase credit losses to TMCC.  Further, as described above in “—Federal financial regulatory legislation could have an adverse effect on TMCC, the depositor and the issuing entity, which could result in losses or delays in payments on your notes,” TMCC and its affiliates have been or may continue to become subject to litigation or governmental investigations and may become subject to fines or other penalties.  These factors could affect sales of Toyota, Lexus and Scion vehicles and, accordingly, could have a negative effect on TMCC’s operating results, liquidity and financial condition.

If the demand for used Toyota, Lexus or Scion vehicles decreases due to recalls or other factors, the resale value of the vehicles related to the receivables may also decrease. As a result, the amount of proceeds received upon the liquidation or other disposition of financed vehicles may decrease.  A decrease in the level of sales, including as a result of the actual or perceived quality, safety or reliability of Toyota, Lexus and Scion vehicles, or a change in standards of regulatory bodies, will have a negative impact on the level of TMCC’s financing volume, insurance volume, earnings assets and revenues.  The credit performance of TMCC’s dealer and consumer lending portfolios may also be adversely affected.  In addition, as a result of any recalls, obligors of related receivables may be more likely to be delinquent in or default on payments on their receivables.

If any of these events materially affect collections on the receivables, you may experience delays in payments or principal losses on your notes if the available credit enhancement has been exhausted.

There may be potential adverse effects of credit ratings-related matters on the servicer.
Several credit rating agencies rate the long-term corporate credit and/or debt of TMCC and its affiliates.  The credit ratings of TMCC depend, in large part, on the existence of the credit support arrangements with TFSC and TMC and on the financial condition and operating results of TMC.  If these arrangements (or replacement arrangements acceptable to the applicable rating agencies) become unavailable to TMCC, or if the credit ratings of the credit support providers were lowered, TMCC’s credit ratings would be adversely impacted. The cost and availability of financing is influenced by credit ratings, which are intended to be an indicator of the creditworthiness of a particular company, security or obligation.

Credit rating agencies which rate the credit of TMC and its affiliates, including TMCC, may qualify or alter ratings at any time.  Global economic conditions and other geopolitical factors may directly or indirectly affect such ratings.  Any downgrade in the sovereign credit ratings of the United States or Japan may directly or indirectly have a negative effect on the ratings of TMC and TMCC. Downgrades or placement on review for possible downgrades could result in an increase in TMCC’s borrowing costs as well as reduced access to global unsecured debt capital markets. In addition, depending on the level of the downgrade, TMCC may be required to post an increased amount of cash collateral under certain of its derivative agreements. These factors would have a negative impact on TMCC’s competitive position, operating results and financial condition.

Funds held by the servicer that are intended to be used to make payments on the notes may be exposed to a risk of loss.
The servicer generally may retain all payments and proceeds collected on the receivables during each collection period.  The servicer is generally not required to segregate those funds from its own accounts until the funds are deposited in the collection account on or prior to each payment date.  Until any collections or proceeds are deposited into the collection account, the servicer will be able to invest those amounts for its own benefit at its own risk.  The issuing entity and noteholders are not entitled to any amount earned on the funds held by the servicer.  If the servicer does not deposit the funds in the collection account as required on any payment date, the issuing entity may be unable to make the payments owed on your notes.

A servicer default may result in additional costs, increased servicing fees by a substitute servicer or a diminution in servicing performance, including higher delinquencies and defaults, all of which may have an adverse effect on your notes.

If a servicer default occurs, the indenture trustee or the holders of notes evidencing not less than a majority of principal amount of the notes of the controlling class then outstanding, acting together as a single class, may remove the servicer without the consent of the owner trustee or the certificateholders.  In the event of the removal of the servicer and the appointment of a successor servicer, we cannot predict:

  the cost of the transfer of servicing to the successor;
  the ability of the successor to perform the obligations and duties of the servicer under the servicing agreement; or
  the servicing fees charged by the successor.
In addition, the holders of notes evidencing not less than a majority of principal amount of the notes of the controlling class then outstanding, acting together as a single class, have the ability, with some exceptions, to waive defaults by the servicer.

Furthermore, the indenture trustee or the holders of notes evidencing not less than a majority of principal amount of the notes of the controlling class then outstanding, acting together as a single class, may experience difficulties in appointing a successor servicer and during any transition phase, it is possible that normal servicing activities could be disrupted, resulting in increased delinquencies and/or defaults on the receivables.

Paying the servicer a fee based on a percentage of the receivables may result in the inability to obtain a successor servicer.
Because the servicer is paid its basic servicing fee based on a percentage of the aggregate outstanding amount of the receivables, the fee the servicer receives each month will be reduced as the size of the pool decreases over time.  At some point, if the need arises to obtain a successor servicer, the fee that such successor servicer would earn might not be sufficient to induce a potential successor servicer to agree to service the remaining receivables in the pool.  Also, if there is a delay in obtaining a successor servicer, it is possible that normal servicing activities could be disrupted during this period, resulting in increased delinquencies and/or defaults on the receivables.

The insolvency or bankruptcy of the servicer could delay the appointment of a successor servicer or reduce payments on your notes.
In the event of default by the servicer resulting solely from certain events of insolvency or the bankruptcy of the servicer, neither the indenture trustee nor the noteholders of the controlling class could appoint a successor servicer or prevent the servicer from appointing a sub-servicer, as the case may be, without the consent of the bankruptcy trustee or the bankruptcy court, and delays in the collection of payments on the receivables may occur.  Any delay in the collection of payments on the receivables may delay or reduce payments to noteholders.

Performance of the receivables may be affected by servicer’s consolidation of or change in servicing operations.
Increased delinquency and credit losses are significantly influenced by the combined impact of a number of factors, including the effects of changes in a servicer’s servicing operations, lower used vehicle prices, continued economic weakness, longer term financing and tiered/risk based pricing.  From time to time, the servicer may update its servicing systems in order to improve operating efficiency, update technology and enhance customer services. In connection with such updates, the servicer may experience limited disruptions in servicing activities both during and following roll-out of the new servicing systems or platforms caused by, among other things, periods of system down-time and periods devoted to user training.  These and other implementation related difficulties may contribute to higher delinquencies.  However, it is not possible to predict with any degree of certainty all of the potential adverse consequences that may be experienced.

Losses and delinquencies on the receivables may differ from TMCC’s historical loss and delinquency levels.
We cannot guarantee that the delinquency and loss levels of the receivables will correspond to the delinquency and loss levels TMCC has experienced in the past on its loan portfolio.  There is a risk that delinquencies and losses could increase or decline for various reasons including changes in underwriting standards or changes in local, regional or national economies.

[Payments on the notes will be dependent on payments made under the [swap][cap] agreement.
The issuing entity’s ability to protect itself from shortfalls in cash flow caused by interest rate changes will depend to a large extent on the terms of the [swap][cap] agreement and whether the [swap][cap]

counterparty performs its obligations under the [swap][cap] agreement.  If the issuing entity does not receive the payments it expects from the [swap][cap] counterparty, the issuing entity may not have adequate funds to make all payments to noteholders when due, if ever.

Interest will be due on the class A-2b notes at adjustable rates, while interest will be earned on the receivables at fixed rates.  The issuing entity will enter into an interest rate [swap][cap] to reduce its exposure to changes in interest rates.  The interest rate [swap][cap] requires [one party to make payments to the other party in an amount calculated by applying an interest rate (for example, a floating rate) to a specified notional amount in exchange for the other party making a payment calculated by applying a different interest rate (for example, a fixed rate) to the same notional amount.  For example, if the issuing entity issues $100 million of notes bearing interest at a floating LIBOR rate, it might enter into a swap agreement under which the issuing entity would pay interest to the swap counterparty in an amount equal to an agreed upon fixed rate on $100 million in exchange for receiving interest on $100 million at the floating LIBOR rate][the cap counterparty to make payments to the issuing entity in an amount calculated by applying an interest rate equal to the excess, if any, of an interest rate (for example, a floating rate) over a different interest rate (for example, a fixed rate) to a specified notional amount.  For example, if the issuing entity issues $100 million of notes bearing interest at a floating one-month LIBOR rate, it might enter into a cap agreement under which the cap counterparty would pay interest to the issuing entity in an amount equal to the excess, if any, of the floating one-month LIBOR rate over a fixed rate on $100 million in exchange for receiving a fixed payment made by the issuing entity on the closing date].  The $100 million would be the “notional” amount because it is used simply to make the calculation.  In an interest rate [swap][cap], no principal payments are exchanged.

[Termination of the [swap][cap] agreement and the inability to locate a replacement [swap][cap] counterparty may cause termination of the issuing entity and sale of its assets.
The [swap][cap] agreement may be terminated if particular events occur.  Most of these events are generally beyond the control of the issuing entity or the [swap][cap] counterparty.  If an event of default under the [swap][cap] agreement occurs and the indenture trustee is not able to assign the [swap][cap] agreement to another party, obtain a [swap][cap] agreement on substantially the same terms or is unable to establish any other arrangement consistent with the rating agencies’ criteria, the indenture trustee may terminate the [swap][cap] agreement, which will result in an event of default under the indenture.  It is impossible to predict how long it would take to sell the assets of the issuing entity.  Some of the possible adverse consequences of a sale of the assets of the issuing entity are:

•      the proceeds from the sale of assets under those circumstances may not be sufficient to pay all amounts owed to you;

•      amounts available to pay you will be further reduced if the issuing entity is required to make a termination payment to the [swap][cap] counterparty and such termination payments are equal or higher in priority to payments on the notes;

•      termination of the [swap][cap] agreement may expose the issuing entity to interest rate risk, further reducing amounts available to pay you;

•      the sale may result in payments to you occurring significantly earlier than expected; and

•      a significant delay in arranging a sale of the issuing entity’s assets could result in a delay in principal payments.  This would, in turn, increase the weighted average lives of the notes and could reduce the return on your notes.

The [swap][cap] agreement involves risk and the issuing entity will be exposed to this risk.  For this reason, only investors capable of understanding these risks should invest in the notes.  You are strongly urged to consult with your financial advisors before deciding to invest in the notes.]

The geographic concentration of the obligors and performance of the receivables may increase the risk of loss on your investment.
The concentration of the receivables in specific geographic areas may increase the risk of loss.  A deterioration in economic conditions in the states where obligors reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently affect the delinquency, loss and repossession experience of the issuing entity with respect to the receivables.  An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables.  As a result, you may receive principal payments of your notes earlier than anticipated.

As of the [initial] cutoff date, TMCC’s records indicate that, based on the mailing addresses of the obligors of the receivables in the statistical pool, the aggregate principal balance of the receivables in the statistical pool was concentrated in the following states:

	State	Percentage of Aggregate Principal Balance of the Receivables as of the [Initial] Cutoff Date
	[_________]	[_____]%
No other state accounts for more than 5.00% of the aggregate principal balance of the receivables as of the [initial] cutoff date.
Certain obligors’ ability to make timely payments on the receivables may be adversely affected by extreme weather conditions and natural disasters.
Extreme weather conditions could cause substantial business disruptions, economic losses, unemployment and an economic downturn. As a result, the related obligors’ ability to make timely payments could be adversely affected. The issuing entity’s ability to make payments on the notes could be adversely affected if the related obligors were unable to make timely payments.

In addition, natural disasters may adversely affect the obligors of the receivables. The effect of natural disasters on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience on the performance of the receivables.

[The rating of the [swap][cap] counterparty may affect the ratings of the notes.
Any rating agencies rating the notes will consider the provisions of the [swap][cap] agreement and any ratings assigned to the [swap][cap] counterparty.  A downgrade, suspension or withdrawal of the rating of the debt of the [swap][cap] counterparty by any rating agency may result in the downgrade, suspension or withdrawal of the rating assigned by that rating agency to any class (or all classes) of notes.  A downgrade, suspension or withdrawal of the rating assigned by any rating agency to a class of notes would likely have adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [swap][cap] counterparty will be required to take one of the following actions if any rating agency rating its debt reduces its debt ratings below certain levels:

●     collateralize its obligations under the [swap][cap] agreement;

●     assign the [swap][cap] agreement to another party with a better debt rating;

●     obtain a replacement [swap][cap] agreement on substantially the same terms as the [swap][cap] agreement; or

●     establish any other arrangement satisfactory to any rating agencies rating the notes.

The interest rate [swap][cap] involves a degree of counterparty credit risk and the issuing entity will be exposed to this risk.  For this reason, only investors capable of understanding these risks should invest in the notes.  You are strongly urged to consult with your financial advisors before deciding to invest in the notes.]

[The rating of [the third party credit enhancement provider] may affect the ratings of the notes.
Any rating agencies rating the notes will consider the provisions of the arrangement and any rating of [the third party credit enhancement provider].  If any rating agency rating the notes downgrades the debt rating of [the third party credit provider], it is also likely to downgrade the rating of the notes.  Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.]

The ratings for the notes may be lowered or withdrawn at any time and do not consider the suitability of the notes for you.
The ratings assigned to the notes by any rating agency will be based on, among other things, the adequacy of the assets of the issuing entity, any credit enhancement and any other information such rating agency considers material to such determination.  The rating considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full or make full distributions of note balances.  Ratings on the notes do not address the timing of distributions of principal on the notes prior to their applicable final scheduled payment date.  The ratings do not consider the prices of the notes or their suitability to a particular investor.  The ratings may be lowered or withdrawn at any time.  If any rating agency changes its rating or withdraws its rating, no one has an obligation to provide additional credit enhancement or to restore the original rating.

Withdrawal or downgrading of the initial ratings of the notes will, and any adverse changes to a rating may, affect the prices for the notes upon resale, and the payment of rating agency fees by the sponsor may present a conflict of interest.

A security rating is not a recommendation to buy, sell or hold securities.  Similar ratings on different types of securities do not necessarily mean the same thing.  To the extent the notes are rated by any rating agency, any such rating agency may change its rating of the notes if that rating agency believes that circumstances have changed.  Any subsequent change in a rating will likely affect the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.

The depositor expects that the notes will receive ratings from two nationally recognized statistical rating organizations, or “NRSROs,” hired by the sponsor to rate the notes.  Ratings initially assigned to the notes will be paid for by the sponsor.  The sponsor is not aware that any other NRSRO, other than the NRSROs hired by the sponsor to rate the notes, has assigned ratings on the notes.  SEC rules state that the payment of fees by the sponsor, the issuing entity or an underwriter to rating agencies to issue or maintain a credit rating on asset-backed securities is a conflict of interest for rating agencies.  In the view of the SEC, this conflict is particularly acute because arrangers of asset-backed securities transactions provide repeat business to the rating agencies.  Under SEC rules, information provided by the sponsor or the underwriters to a hired NRSRO for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each non-hired NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes.  An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned to the notes and such parties may be aware of such unsolicited ratings.  NRSROs, including the hired rating agencies, may have different methodologies, criteria, models and requirements.  If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.  In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

 Furthermore, Congress or the SEC may determine that any NRSRO that assigns ratings to the notes no longer qualifies as a nationally recognized statistical rating organization for purposes of the federal securities laws and that determination may also have an adverse effect on the market price of the notes.

Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the receivables and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

The rate of depreciation of certain financed vehicles could exceed the amortization of the outstanding principal balance of the loan on those financed vehicles, which may result in losses.
There can be no assurance that the value of any financed vehicle will be greater than the outstanding principal balance of the related receivable.  New vehicles normally experience an immediate decline in value after purchase because they are no longer considered new.  As a result, it is highly likely that the principal balance of the related receivable will exceed the value of the related vehicle during the earlier years of a receivable’s term.  Defaults during these earlier years are likely to result in losses because the proceeds of repossession are less likely to pay the full amount of interest and principal owed on the receivable.  The frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the financed vehicle is less than the remaining principal balance of the receivable.  The frequency and amount of losses may also be greater for obligors with little or no equity in their vehicles because the principal balances for such obligors are likely to be greater for similar loan terms and vehicles than for obligors with a more significant amount of equity in the vehicle.  Additionally, although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, the amount of any loss tends to be greater for receivables secured by new vehicles because of the higher rate of depreciation described above.

You may suffer losses due to receivables with low annual percentage rates.
In addition, the receivables include receivables that have APRs that are less than the interest rates on your securities.  Obligors with higher APR receivables may prepay at a faster rate than obligors with lower APR receivables.  Higher rates of prepayments of receivables with higher APRs may result in the issuing entity holding receivables that will generate insufficient collections to cover delinquencies or chargeoffs on the receivables or to make current payments of interest on or principal of your notes.  Similarly, higher rates of prepayments of receivables with higher APRs will decrease the amounts available to be deposited in the reserve account, reducing the protection against losses and shortfalls afforded thereby to the notes.  For additional information, you should refer to the table entitled “Distribution of the Receivables in the Statistical Pool as of the [Initial] Cutoff Date by APR” under “The Receivables Pool” and “Prepayment and Yield Considerations” in this prospectus.

[Retention of [[_]% of] the [class [___]] notes by [the depositor][the sponsor] or an affiliate of [the depositor][the sponsor] may reduce the liquidity of such classes of notes.
[[_]% of t][T]he [class [___]] notes will be retained by the [depositor][sponsor] or its affiliate on the closing date, but[, to the extent not necessary to satisfy credit risk retention requirements described under “The Sponsor, Administrator and Servicer––Credit Risk Retention” in this prospectus,] may subsequently be sold directly, including through a placement agent, on or after the closing date, or through underwriters after the closing date, in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  If only a portion of the class [___] notes are sold, the market for such a retained class of notes may be less liquid than would otherwise be the case.  In addition, if any retained notes are subsequently sold in the secondary market, demand and market price of notes already in the market could be adversely affected.  Additionally, if any class [___] notes are subsequently sold, the voting power of the noteholders of the outstanding notes may be diluted.]

Holders of the notes that are subordinate to the controlling class may suffer losses because they have limited control over actions of the issuing entity and conflicts between classes of notes may occur.

               The rights of the controlling class will include the following:

●     following an event of default, to direct the indenture trustee to exercise one or more of the remedies specified in the indenture relating to the property of the issuing entity, including a sale of the receivables;

●     following certain servicer defaults, to waive such servicer default or to terminate the servicer;

●     to appoint a successor indenture trustee; and

●     to consent to specified types of amendments.

In exercising any rights or remedies under the indenture, the controlling class may act solely in its own interests or direct the indenture trustee to act in the interest of the controlling class. Therefore, holders of notes that are subordinated to the controlling class will not be able to participate in the determination of any proposed actions that are within the purview of the controlling class, and the controlling class, or the indenture trustee at the direction of the controlling class, could take actions that would adversely affect the holders of notes that are subordinated to the controlling class.

[The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate hedge agreements and you may suffer losses on your notes if interest rates rise.
The receivables sold to the issuing entity on the closing date will provide for level monthly payments, while the class A-2b notes will bear interest at a floating rate based on a spread over one-month LIBOR. Even though the issuing entity will issue the class A-2b notes as floating rate notes, it will not enter into any interest rate swap or interest rate cap agreements in connection with the issuance of the class A-2b notes.

If the floating rate payable by the issuing entity in respect of the class A-2b notes increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes, including the class A-2b notes.  If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the class A-2b notes out of its generally available funds—not solely from funds that are dedicated to the class A-2b notes.  Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the class A-2b notes.]

[Risks associated with the unknown allocation of the class A-2 notes.
The allocation of the initial principal balance between the class A-2a notes and the class A-2b notes may not be known until the time of pricing.  Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.  Additionally, one of the two classes may not be issued or may have a very small initial principal balance.

As the allocated initial principal balance of the floating rate class A-2b notes is increased (relative to the class A-2a notes), there will be a greater amount of floating rate notes issued by the issuing entity, and therefore the issuing entity will have greater exposure to increases in the floating rate payable on the class A-2b notes.

Because the aggregate amount of class A-2 notes is fixed as set forth on the cover of this prospectus, the division of the aggregate initial principal balance between the class A-2a notes and the class A-2b notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[The outcome of LIBOR manipulation claims may have an adverse impact on your class A-2b notes.
The interest rate to be borne by the class A-2b notes is based on a spread over one-month LIBOR. The London Interbank Offered Rate, or LIBOR, serves as a global benchmark for home mortgages, student loans and what various issuers pay to borrow money.

On September 28, 2012, Britain’s Financial Services Authority recommended that the British Bankers’ Association be removed from its rate-setting responsibility and proposed additional reforms in connection with the determination of LIBOR.  In July 2013, a subsidiary of the parent company of the New York Stock Exchange was appointed to take over the administration of LIBOR in 2014. Following the acquisition of the parent company of the New York Stock Exchange, the appointment of the subsidiary, renamed ICE Benchmark Administration Limited, became effective and such entity assumed the administration of LIBOR. No assurance can be provided as to what effect this appointment and change in administration will have on setting the applicable rates of LIBOR or what other changes may occur in the future with respect to the administration of LIBOR.  In addition, various individual and class actions have been filed in U.S. federal and state courts in recent years in which plaintiffs make allegations that in various periods, starting in 2000 or later, certain banks either individually or collectively manipulated the U.S. dollar LIBOR index and other benchmark rates, or otherwise committed fraud or violated antitrust and other laws.  Certain of these actions are ongoing.  No assurance can be provided as to which entity or entities will assume responsibility for setting the applicable rates in the future.  In addition, no assurance can be provided that LIBOR accurately represents the offered rate applicable to loans in U.S. dollars for a one-month period between leading European banks or that LIBOR’s prominence as a benchmark interest rate will be preserved.  No prediction can be made as to future levels of the one-month LIBOR index or as to the timing of any changes thereto, each of which will directly affect the yield of the class A-2b notes.]

Because the notes are in book-entry form, your rights can only be exercised indirectly.
Because the notes will be issued in book-entry form, you will be required to hold your interest in the notes through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme or the Euroclear Bank SA/NV, as operator for the Euroclear System or their successors or assigns. Transfers of interests in the notes within The Depository Trust Company, Clearstream Banking, société anonyme or the Euroclear System must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under “Description of the Notes—Book-Entry Registration” in this prospectus. Unless and until the notes cease to be held in book-entry form, the indenture trustee will not recognize you as a “noteholder,” as the term is used in the indenture. As a result, you will only be able to exercise the rights of noteholders indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream Banking, société anonyme or the Euroclear Bank SA/NV, as operator for the Euroclear System and their participating organizations. Holding the notes in book-entry form could also limit your ability to pledge your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream Banking, société anonyme or the Euroclear System and to take other actions that require a physical certificate representing the notes.

Interest and principal on the notes will be paid by the issuing entity to The Depository Trust Company as the record holder of the notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the issuing entity.

THE ISSUING ENTITY

The Toyota Auto Receivables 20[__]-[_] Owner Trust (the “Issuing Entity”) is a Delaware statutory trust formed pursuant to the trust agreement, as amended and restated (the “Trust Agreement”), between Toyota Auto Finance Receivables LLC, as depositor (“TAFR LLC” or the “Depositor”), and [____________________________________], as owner trustee (in such capacity, the “Owner Trustee”), and the filing of a certificate of trust with the Secretary of State of the State of Delaware.  After its formation, the Issuing Entity will not engage in any activity other than:

(i)           acquiring, holding and managing the Receivables described below under “The Receivables Pool” and the other property of the Issuing Entity and proceeds therefrom;

(ii)           issuing:

(a)           the Class A-1 Asset-Backed Notes in the aggregate original principal amount of $[___________] (the “Class A-1 Notes”);[*]

(b)           the Class A-2[a] Asset-Backed Notes in the aggregate original principal amount of $[___________] (the “Class A-2[a] Notes”);[*]

[(c)          the Class A-2b Asset-Backed Notes in the aggregate original principal amount of $___________ (the “Class A-2b Notes”);][*]

([c][d])    the Class A-3 Asset-Backed Notes in the aggregate original principal amount of $[___________] (the “Class A-3 Notes”);[*]

([d][e])    the Class A-4 Asset-Backed Notes in the aggregate original principal amount of $[__________] (the “Class A-4 Notes”); [*]

([e][f])     the Class B Asset-Backed Notes in the aggregate original principal amount of $[__________] (the “Class B Notes”); and[*]

([f][g])     the certificate (the “Certificate”), evidencing an undivided beneficial ownership interest in the Issuing Entity that is subordinate to the interests of the holders of any class of Notes (the “Noteholders”);

[The allocation of the original principal amount between the Class A-2a Notes and Class A-2b Notes will be determined at the time of pricing of the Notes offered hereunder. The Depositor expects that the original principal amount of the Class A-2b Notes will not exceed $[________]..][**]

[*     NOTE: The number of classes is for illustrative purposes only.  In a particular transaction, there may be more or fewer classes offered.]

[**     NOTE: The timing of the allocation of the original principal amounts of the Class A-2a and Class A-2b Notes is for illustrative purposes only.  In a particular transaction, there may be more, no or different classes for which the original principal amounts will be allocated on the date of pricing.]

[(iii)           entering into and performing its obligations under [the [Swap][Cap] Agreement with the [Swap][Cap] Counterparty];]

([iii][iv])    making distributions on the Notes and the Certificate and to the Depositor, the Servicer, [the Swap Counterparty,] the Administrator and any third parties;

([iv][v])     engaging in those other activities, including entering into agreements, that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith;

([v][vi])     subject to compliance with the Transfer and Servicing Agreements, engaging in such other activities as may be required in connection with conservation of the Trust Estate; and

([vi][vii])   assigning, granting, transferring, pledging, mortgaging and conveying the Trust Estate pursuant to, and on the terms and conditions described in, the indenture (the “Indenture”) between the Issuing Entity and [____________________________________], as indenture trustee (in such capacity, the “Indenture Trustee”) and to holding, managing and distributing to the holders of the Certificate (the “Certificateholders”) pursuant to the terms of the Sale and Servicing Agreement any portion of the Trust Estate released from the lien of the Indenture.

[The Class A-2a Notes and the Class A-2b Notes are referred to in this prospectus collectively as the “Class A-2 Notes.”]  The Class A-1 Notes, the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes are referred to in this prospectus collectively as the “Class A Notes.”  The Class A Notes and the Class B Notes are referred to in this prospectus collectively as the “Notes.”[*]  [[[_]% of t][T]he [Class [___]] Notes [and the Certificate] will be retained by [TAFR LLC][TMCC] or its affiliate on the Closing Date, but[, to the extent not necessary to satisfy credit risk retention requirements described under “The Sponsor, Administrator and Servicer––Credit Risk Retention” in this prospectus,] such Notes may subsequently be sold directly, including through a placement agent, on or after the Closing Date, or through underwriters after the Closing Date in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.]

[*NOTE: While this prospectus describes [four][five] classes of Class A Notes and one class of Class B Notes, this description is for illustrative purposes only and there may be more or fewer classes of Class A Notes and/or Class B Notes in any transaction.]

The Notes and the Certificate are collectively referred to as the “Securities” and the holders of Securities are referred to as “Securityholders.”  Each Note will represent an obligation of, and each Certificate will represent an undivided ownership interest in, the Issuing Entity. Payments in respect of the Certificate will be subordinated to payments in respect of the Notes to the extent described in this prospectus.  The Notes are the only securities being offered hereby.  The Certificate is not being offered to you in this offering.

The Issuing Entity may not issue securities other than the Notes and Certificate.  Except for the Notes, the Issuing Entity is also prohibited from borrowing money or making loans to any other person.

Any amendment to the trust agreement to amend, supplement or modify these permitted activities, or otherwise make any modification that would materially and adversely affect the Noteholders, would require the consent of the holders of not less than a majority of the aggregate outstanding principal amount of the Controlling Class.

The Issuing Entity will be structured as a bankruptcy remote, special purpose entity.  The Issuing Entity will use the Notes and the Certificate as consideration for the Receivables transferred to the Issuing Entity by the Depositor pursuant to the Sale and Servicing Agreement (the “Sale and Servicing Agreement”).  Only the Notes are being offered by this prospectus.  TAFR LLC will deliver the net proceeds from the sale of the Notes to TMCC, the sponsor of this transaction (in such capacity, the “Sponsor”), as consideration for the Receivables transferred to TAFR LLC by TMCC, pursuant to the Receivables Purchase Agreement (the “Receivables Purchase Agreement”).

TMCC will be appointed to act as the servicer of the Receivables (in such capacity, the “Servicer”).  TMCC, as Servicer, will service the Receivables pursuant to the Sale and Servicing Agreement and the Trust Agreement and TMCC, as administrator (in such capacity, the “Administrator”) will perform additional administrative services for the Issuing Entity, the Owner Trustee and the Indenture Trustee pursuant to the Administration Agreement (the “Administration Agreement”).  TMCC (or any successor servicer [or successor administrator]) will be compensated for such services as described under “Transfer and Servicing Agreements––Servicing Compensation and Payment of Expenses” and “––Administration Agreement” in this prospectus.

Pursuant to agreements between TMCC and authorized Toyota (including Scion) and Lexus vehicle dealers or dealer groups and, to a lesser extent, other domestic and import franchise dealers (collectively, the “Dealers”), each Dealer will repurchase from TMCC those contracts that do not meet certain representations and warranties made by the Dealer when sold by the Dealer.  These Dealer repurchase obligations are referred to in this prospectus as “Dealer Recourse.”  Although the Dealer agreements with respect to the Receivables will not be assigned to the Issuing Entity, the Sale and Servicing Agreement will require that any recovery by TMCC in respect of any Receivable pursuant to any Dealer Recourse be deposited in the Collection Account in satisfaction of TMCC’s repurchase obligations under the Sale and Servicing Agreement.  However, the representations and warranties of the Dealers in the Dealer Agreements will not be incorporated in the Transfer and Servicing Agreements and TMCC will not represent or warrant in the Transfer and Servicing Agreements that the representations and warranties of the Dealers in the Dealer Agreements are true and correct.  Thus, TMCC will not be obligated to repurchase any Receivables upon a breach of representation or warranty by the related Dealer.  The sales by the Dealers of installment sales contracts to TMCC do not generally provide for recourse against the Dealers for unpaid amounts in the event of a default by a retail purchaser of a Financed Vehicle who entered into a retail installment sales contract with a Dealer (each, an “Obligor”) under an installment sales contract, other than in connection with the breach of the foregoing representations and warranties.  As of [___________], 20[__], there were approximately [_____] Dealers from whom TMCC has purchased installment sales contracts.

The Notes will be secured by and payable from the property of the Issuing Entity.  The Issuing Entity property that secures the Notes includes the Receivables and certain monies due or received on such Receivables after the [Initial] Cutoff Date.  The Issuing Entity property also includes (i) such amounts as from time to time may be held in one or more accounts established and maintained by the Servicer pursuant to the Sale and Servicing Agreement, as described below; (ii) security interests in the Financed Vehicles and any accessions thereto; (iii) the rights to proceeds with respect to the Receivables under physical damage, theft, credit life, credit disability and similar insurance policies covering the Financed Vehicles or the Obligors, as the case may be; (iv) the right to receive proceeds from any Dealer Recourse; (v) the rights of the Depositor under the Receivables Purchase Agreement; (vi) the right to realize upon any property (including the right to receive future proceeds of liquidation of Defaulted Receivables) that shall have secured a Receivable and that shall have been acquired by the Owner Trustee; and (vii) any and all proceeds of the property listed in clauses (i) through (vi).  The property of the Issuing Entity is referred to herein as the “Trust Estate.”

[The Issuing Entity property will also include [the rights of the Issuing Entity and powers of the Indenture Trustee under the [Swap][Cap] Agreement][the amounts payable to the Issuing Entity under the [Swap][Cap] Agreement].]

The accounts of the Issuing Entity, which belong to the Depositor, will be established with and maintained by the Indenture Trustee and pledged to the Indenture Trustee to secure payments on the Notes.

The Issuing Entity’s fiscal year end will occur on the 31st day of December each year.

The Issuing Entity’s principal offices are in [__________], Delaware, in care of [____________________________________], at the address described below under “The Trustees” in this prospectus.

For additional information regarding permissible activities of or restrictions on the Issuing Entity, you should refer to “Description of the Notes—Indenture—Certain Covenants” in this prospectus.  The Issuing Entity will initially be capitalized with the Notes, the Certificate, the yield supplement overcollateralization amount, overcollateralization and the amounts on deposit in the accounts of the Issuing Entity.

CAPITALIZATION OF THE ISSUING ENTITY

The property of the Issuing Entity will include a pool (a “Receivables Pool”) of retail installment sales contracts (the “Receivables”) between Dealers and the Obligors of new and used automobiles and light duty trucks (the “Financed Vehicles”) and all payments due on such Receivables on and after the close of business on [_________], 20[__] (the “[Initial] Cutoff Date”).  The Receivables were originated by Dealers in accordance with TMCC’s requirements and subsequently purchased by TMCC.  TMCC will purchase the Receivables of each Receivables Pool in the ordinary course of business pursuant to Dealer Agreements.  The Receivables evidence the indirect financing made available by TMCC to the related Obligors of the Financed Vehicles.  Each Receivable creates a valid, subsisting and enforceable first priority security interest in favor of TMCC in the related Financed Vehicle.  On or before the date of initial issuance of the Notes (the “Closing Date”), TMCC will sell the Receivables to the Depositor pursuant to the Receivables Purchase Agreement.  The Depositor will, in turn, sell the Receivables to the Issuing Entity pursuant to the Sale and Servicing Agreement[; provided that subsequent sales of additional Receivables by the Depositor may occur during the [Revolving][Prefunding] Period].  For so long as the Notes are outstanding, neither the Depositor nor TMCC may substitute any other retail installment sales contract for any Receivable sold to the Issuing Entity.

The following table illustrates the capitalization of the Issuing Entity as of the Closing Date, as if the issuance and sale of the Notes and the Certificate had taken place on such date:

Class A-1 Notes	$[______________]
Class A-2[a] Notes[(1)]	$[______________]
[Class A-2b Notes(1)	$[______________]
Class A-3 Notes	$[______________]
Class A-4 Notes	$[______________]
Class B Notes	$[_____________]
Reserve Account Initial Deposit([1][2])	$[____________]
[Prefunding Account Initial Deposit([1][2])	$[____________] [NOTE: amount not to exceed 25% of the principal balance of the notes]]
Yield Supplement Overcollateralization Amount	$[_____________]
Initial Overcollateralization	$[______]
Total	$[________________]
_______________________________________________________________

[(1)
The allocation of the initial principal balance between the Class A-2a Notes and Class A-2b Notes will be determined at the time of pricing of the Notes offered hereunder. The Depositor expects that the initial principal balance of the Class A-2b Notes will not exceed $[________].]

[([1][2])]
The accounts of the Issuing Entity are pledged to the Indenture Trustee for the benefit of the Noteholders and, although the Issuing Entity does not have rights to such accounts, funds on deposit therein will be applied to payments of the Notes in certain circumstances, as described in this prospectus.

THE DEPOSITOR

The Depositor was formed in the State of Delaware on December 22, 2000, as a wholly-owned, limited purpose subsidiary of TMCC. The principal executive offices of the Depositor are located at 19851 South Western Avenue EF 12, Torrance, California, 90501, Attn: President, and its telephone number is (310) 468-7333.

The Depositor was organized primarily for the purpose of acquiring installment sales contracts similar to the Receivables and associated rights from TMCC, selling the Receivables and installment sales contracts similar to the Receivables to issuing entities, causing the issuance of securities similar to the Notes and the Certificate and engaging in related transactions.  Initially, the Depositor will also own the Certificate issued by the Issuing Entity.  TAFR LLC’s limited liability company agreement limits the Depositor’s activities to the purposes indicated above and to any activities incidental to and necessary for such purposes (including repurchase obligations with respect to Warranty Receivables).  Other than the obligation to obtain the consent of the Certificateholder with respect to amendments to the Trust Agreement or other consent rights given to the holder of the residual interest in the Issuing Entity, the Depositor will have no ongoing duties with respect to the Issuing Entity.

The limited liability company agreement of the Depositor includes requirements for independent directors, extensive corporate separateness covenants and restrictions on its permitted corporate functions (including on its ability to borrow money or incur debts), all of which are designed to prevent the consolidation of the assets of the Depositor with those of any of TMCC, any of its affiliates or of the Issuing Entity in the event of a bankruptcy or insolvency proceeding of TMCC, such other affiliated entity or the Issuing Entity.

THE SPONSOR, ADMINISTRATOR AND SERVICER

TMCC was incorporated in California in 1982, and commenced operations in 1983.  The address of TMCC’s principal executive offices is 19001 South Western Avenue, Torrance, California 90501.  TMCC is wholly-owned by Toyota Financial Services Americas Corporation, a California corporation, which is a wholly-owned subsidiary of TFSC, a Japanese corporation.  TFSC, in turn, is a wholly-owned subsidiary of TMC, a Japanese corporation.  TFSC manages TMC’s worldwide financial services operations.  TMCC is marketed under the brands of Toyota Financial Services and Lexus Financial Services.

On April 28, 2014, TMCC issued a press release announcing that, TMCC’s corporate headquarters will move from Torrance, California to Plano, Texas, beginning in 2017 as part of TMC’s planned consolidation of its three separate North American headquarters for manufacturing, sales and marketing into a single new headquarters facility.

TMCC provides a variety of finance and insurance products to Dealers and their customers in the United States (excluding Hawaii) (the “U.S.A.”) and Puerto Rico.  In addition, TMCC also provides financing to industrial equipment dealers and their customers in the U.S.A.  The Dealers will originate, and TMCC will purchase, the Receivables in the ordinary course of business pursuant to dealer agreements (the “Dealer Agreements”).  TMCC’s products fall primarily into the following categories:

•
Finance – TMCC acquires a broad range of retail finance products including consumer and commercial installment sales contracts (collectively referred to as “retail contracts”) in the U.S.A. and Puerto Rico and leasing contracts accounted for as either direct finance leases or operating leases (“lease contracts”) from vehicle and industrial equipment dealers in the U.S.A.  TMCC also provides dealer financing, including wholesale financing (also referred to as “floorplan financing”), working capital loans, revolving lines of credit and real estate financing to vehicle and industrial equipment dealers in the U.S.A. and Puerto Rico.

•
Insurance – Through a wholly-owned subsidiary, TMCC provides marketing, underwriting, and claims administration related to covering certain risks of vehicle dealers and their customers in the U.S.A.  TMCC also provides coverage and related administrative services to certain of its affiliates in the U.S.A.

TMCC primarily acquires retail contracts, lease contracts and insurance contracts from vehicle dealers through 30 dealer sales and services offices (“DSSOs”) and services the contracts through three regional customer service centers (“CSCs”) located throughout the U.S.A.  Contract acquisition and servicing for commercial vehicles and industrial equipment dealers are performed at TMCC’s headquarters in Torrance, California.  The DSSOs primarily support vehicle dealer financing needs by providing services such as acquiring retail and lease contracts from vehicle dealers, financing inventories, and financing other dealer activities and requirements such as business acquisitions, facilities refurbishment, real estate purchases and working capital requirements.  The DSSOs also provide support for TMCC’s insurance products sold in the U.S.A.  The CSCs support customer account servicing functions such as collections, lease terminations, and administration of both retail contract customer and lease contract customer accounts.  The Central region CSC also supports insurance operations by providing agreement and claims administrative services.

Since it began sponsoring securitization trusts in 1993, TMCC, in its capacity as Sponsor, has sponsored [__] securitization trusts backed by retail installment sales contracts which have issued approximately $[__] billion of registered securities to date, none of which have defaulted, experienced any events of default or failed to pay principal in full at maturity.

 [Credit Risk Retention

The [Depositor][Sponsor] will initially retain [[_]% of] the [Class [____]] Notes [and the Certificate, which represents the right to all funds not needed to make required payments on the Notes, pay fees and expenses of the Issuing Entity and make deposits in the Reserve Account].]

[To be included for offerings before December 24, 2016:]

[The [Depositor][Sponsor] may sell or otherwise transfer this retained interest at any time.]

 [To be included for offerings after December 24, 2016:]

[The risk retention regulations in Regulation RR of the Securities Act of 1933 (the “Securities Act”) require the Sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the Receivables.  The [Depositor is a wholly-owned affiliate of the Sponsor and][Sponsor] will retain the required economic interest in the credit risk of the Receivables in satisfaction of the Sponsor's obligations under Regulation RR.]  The [Depositor’s][Sponsor’s] required retention will not will not be hedged by the [Depositor][Sponsor].

[Combination Vertical and Horizontal Interest Option: The [Depositor][Sponsor] expects to satisfy the risk retention requirements of Regulation RR by retaining a combination of an "eligible vertical interest" and an "eligible horizontal residual interest" under Regulation RR.  The [Depositor][Sponsor] expects that the percentage of the "eligible vertical interest" and the percentage of the fair value of the "eligible horizontal residual interest" will equal at least [____].]

[Eligible Vertical Interest Option:  [The [Depositor’s][Sponsor’s] retention of [at least] [5]% of each class of Notes satisfies the requirements for an "eligible vertical interest" under Regulation RR.  The [Depositor][Sponsor] is required to retain this interest for at least two years from the Closing Date.  The material terms of the Notes are described in "Description of the Notes" and "Payments to Noteholders," including under "—Priority of Payments," "—Payments After Occurrence of Event of Default Resulting in Acceleration" and "— Credit and Cash Flow Enhancement." ]

[Eligible Horizontal Residual Interest Option:  The [Depositor’s][Sponsor’s] retention of the Class [____] Notes [and the Certificate] satisfies the requirements for an "eligible horizontal residual interest" under Regulation RR.  The fair value of the Class [____] Notes [and the Certificate], together with the required amounts in the Reserve Account, which constitutes an "eligible horizontal cash reserve account" under Regulation RR, is expected to represent at least [__]% of the fair value of the Notes on the Closing Date.  The [Depositor][Sponsor] is required to retain the Class [____] Notes [and the Certificate] for at least two years from the Closing Date.  The material terms of the Class [____] Notes [and the Certificate] are described in "Description of the Notes" and "Payments to Noteholders," including under "—Priority of Payments" and "—Payments After Occurrence of Event of Default Resulting in Acceleration."  The material terms of the Reserve Account are described in "Payments to Noteholders—Credit and Cash Flow Enhancement—Reserve Account," as well as "Payments to Noteholders—Priority of Payments" and "—Payments After Occurrence of Event of Default Resulting in Acceleration."

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of the Class [____] Notes [and the Certificate] is expected to equal [__]% of the fair value of the Notes and the Certificate and [__]% of the aggregate principal amount of the Notes and the Certificate.  The fair value of the Reserve Account is expected to equal [__]% of the aggregate fair value of the Notes and the Certificate and [__]% of the aggregate principal amount of the Notes and the Certificate.  The Sponsor determined the fair value of the Notes , the Certificate and the Reserve Account using a fair value measurement framework under generally accepted accounting principles.  The use of observable and unobservable inputs is reflected in the fair value hierarchy assessment below:

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets and liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity may require significant judgment in order to determine the fair value of the assets and liabilities.

The fair value of the Reserve Account is considered Level 1 in the hierarchy as it consists of a cash balance.

The fair value of the Notes is considered Level 3 in the hierarchy. It is estimated based on current market rates and credit spreads for debt with similar maturity and prepayment profiles.  The initial fair value of the Notes is assumed to be equal to the initial principal amount, or par.  We use internal assumptions, including prepayment speeds and expected credit losses on the underlying securitized assets, to estimate the timing of cash flows to be paid on these instruments.  We assumed that the final interest rates of the Notes will be close to the interest rate assumptions below:

Class	Interest Rate
Class A-1	[____]%
Class A-2[a]	[____]%
[Class A-2b]	One-Month LIBOR [+][-] [____]%]
Class A-3	[____]%
Class A-4	[____]%
Class B	[____]%

The fair value of the Certificate is considered Level 3 in the hierarchy as inputs to the fair value calculation are not readily observable.

The Sponsor used an internal valuation model to calculate the fair value of the Certificate.  This model forecasts interest and principal payments on the Receivables pool, the interest and principal payments on each class of the Notes and the servicing fee.  The resulting cash flows to the Certificate are then discounted to present value using a discount rate that reflects the credit risk of these cash flows.  In making these calculations, the Sponsor made the following assumptions:

•	interest accrues on the Notes at the rates referenced above.
•	principal and interest cash flows for the Receivables are calculated using [12] sub-pools and related assumptions as described in "Weighted Average Lives of the Notes;"

•	the Receivables prepay at a [__]% ABS rate, as described in "Prepayment and Yield Considerations;"

•	cumulative net losses on the Receivables, as a percentage of the initial Receivables pool balance, occur each month at the following rates:

Month	Cumulative Net Loss	Month	Cumulative Net Loss	Month	Cumulative Net Loss
1%		17%		33%
2%		18%		34%
3%		19%		35%
4%		20%		36%
5%		21%		37%
6%		22%		38%
7%		23%		39%
8%		24%		40%
9%		25%		41%
10%		26%		42%
11%		27%		43%
12%		28%		44%
13%		29%		45%
14%		30%		46%
15%		31%		47%
16%		32%		48%

; and

•	Certificate cash flows are discounted at [ ]%.

The Sponsor developed these inputs and assumptions by analyzing the following data:

•	ABS rate: estimated based upon the composition of the Receivables and the performance of prior securitized pools included in Annex B;

•
Cumulative net loss rate: estimated based upon the lifetime cumulative net losses and the timing of those losses.  The lifetime cumulative net loss assumption was developed based upon the composition of the Receivables, the performance of prior securitized pools in Annex B, used vehicle value trends, economic conditions and the cumulative net loss calculations of the hired NRSROs.  The timing of the cumulative net losses is based upon a historical average of prior securitized pools included in Annex B.  Default and recovery rate estimates are incorporated into the cumulative net loss assumption; and

•
Discount rate applied to Certificate cash flows: estimated to assess the credit risk in the Certificate cash flows.  Due to the lack of a liquid market for Certificate trading, the discount rate was based upon qualitative factors that reflect the equity-like aspect of the first loss exposure.]

The Sponsor believes that the inputs and assumptions described above include all inputs and assumptions that could have a material impact on the fair value calculation or a prospective investor's ability to evaluate the Sponsor's fair value calculations.

The Sponsor will recalculate the fair value of the Notes [and the Certificate] following the Closing Date to reflect the issuance of the Notes and any changes in the methodology or inputs and assumptions described above.  The fair value of the Notes [and the Certificate] as a percentage of the fair value and principal amount of the Notes will be included in the first investor report, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value.]]

 Underwriting of Motor Vehicle Retail Installment Sales Contracts

TMCC purchases retail installment sales contracts secured by new or used automobile and light duty trucks from Dealers located throughout the U.S.A. and Puerto Rico.  Dealers originate these Receivables in accordance with TMCC’s requirements as specified in existing agreements between TMCC and the Dealers.  The Receivables are purchased in accordance with TMCC’s underwriting guidelines.  TMCC acquires possession of the retail installment sales contracts that are not originated electronically from Dealers and generally converts such retail installment sales contracts to electronic form and maintains control of the electronic copies.  TMCC uses a proprietary credit scoring system to evaluate an applicant’s risk profile.  Factors used by the credit scoring system (based on the applicant’s credit history) include the term of the contract, ability to pay, debt ratios, amount financed relative to the value of the vehicle to be financed and credit bureau attributes, such as number of trade lines, utilization ratio, and number of credit inquiries.

Applications are received by TMCC either from Dealers or directly from consumers when submitted online through TMCC’s online credit application.  In the case of online credit applications, the consumer simultaneously applies to the related Dealer and TMCC.  Applications received from Dealers include the applicant’s name, address, residential status, source and amount of monthly income and amount of monthly rent or mortgage payment.  Since 2011, TMCC has been using an online loan origination system (“carLOS”) for contract acquisition.  Applications received from consumers also include the applicant’s name, address, residential status, source and amount of monthly income and amount of monthly rent or mortgage payment.  Upon receipt of the credit application, carLOS automatically generates and transmits credit bureau requests to one or more of the major credit bureaus, which provide a credit report to TMCC.

Credit applications are then subject to systematic evaluation.  carLOS evaluates each application to determine if it qualifies for automatic approval or decline (“auto-decisioning”) using specific requirements and without manual intervention.  carLOS first reviews the application for compliance with TMCC credit policies (such as OFAC, social security, fraud, identity theft and address discrepancies) and then reviews selected factors of the application in a matrix.  These factors include FICO®, VantageScore® and internal credit scores, payment-to-income ratios, loan-to-value ratio, full credit history, term and new versus used status.  carLOS sends specific credit scoring attributes of an application (such as delinquency history, number of vehicles financed and utilization ratio) to an external decision engine.  Typically, the highest quality credit applications are approved automatically.  The automated approval process approves only the applicant’s credit eligibility.  carLOS has the capability of performing automated declines of applications, typically those which are the most risky and of the lowest quality of credit applications received.  The automated declines consider factors including term, amount of advance, payment to income ratio and FICO® score.

Credit analysts (located at the DSSOs) approve or reject all credit applications that are not auto-decisioned, and may also approve an application that has been the subject of an automated decline under carLOS.  Failure to be automatically approved through auto-decisioning does not mean that an application does not meet TMCC’s underwriting guidelines.

Credit analysts are assigned approval levels for maximum amount financed, maximum percentage advanced, payment-to-income ratio, and maximum term.  Senior personnel may approve applications that have not been approved by a credit analyst or were not originally approved by a credit analyst.  Purchasing standards are not strict limits or requirements and may be overridden for a number of compensating reasons determined in the judgment of the analyst or more senior personnel evaluating the application, including demonstrated ability to pay, strong credit history, and prior favorable TMCC financing experience with the applicant.

A credit analyst decisions applications based on an evaluation that considers an applicant’s creditworthiness and may consider an applicant’s projected ability to meet the monthly payment obligation, which is derived, among other things, from the amount financed and the term.  TMCC’s proprietary scoring system assists the credit analyst in the credit review process.  The system calculates and assigns a payment probability and a credit grade.  To calculate the payment probability, key data from credit bureaus are combined with data from customer applications, including ratios such as vehicle payment to income and total debt payments to income.  These and other factors are weighted by a statistically validated credit scoring process to produce the payment probability and credit grade.

A credit analyst will verify information contained in the credit application if the application presents an elevated level of credit risk.  At any time during the credit decisioning process, the credit analyst may elect to counter the offer to extend credit.  A countered credit decision is a credit application that could be purchased upon satisfaction of modified contract terms not originally submitted by the Dealer.

The final credit decision is made based upon the degree of credit risk perceived by the credit analyst after assessing the strengths and weaknesses of the application.  Additionally, an Equal Credit Opportunity Act adverse action notice is sent to the customer specifying the reasons for the denial of, or counteroffer to, the application for credit.  When a customer application is approved, the Dealer is required to submit specific contract documentation in accordance with TMCC procedures.

TMCC utilizes a tiered pricing program for retail installment sales contracts.  The program matches contract interest rates with customer risk as defined by credit bureau scores and other factors for a range of price and risk combinations.  Each application is assigned a credit tier.  Rates vary based on credit tier, term, loan-to-value and collateral, including whether a new or used vehicle is financed.  In addition, special rates may apply as a result of promotional activities or exceptions granted by TMCC on a case-by-case basis.  TMCC reviews and adjusts interest rates based on competitive and economic factors and distributes the rates, by tier, to Dealers.

TMCC regularly reviews and analyzes its portfolio of Receivables to evaluate the effectiveness of its underwriting guidelines and purchasing criteria.  If external economic factors, credit losses or delinquency experience, market conditions or other factors change, TMCC may adjust its underwriting guidelines and purchasing criteria in order to change the asset quality of its portfolio or to achieve other goals and objectives.

TMCC’s retail installment sales contracts require Obligors to possess physical damage insurance and to provide evidence of such insurance upon TMCC’s request.  The terms of each Receivable allow, but do not require, TMCC to obtain any such coverage on behalf of the Obligor.  In accordance with its normal servicing procedures, TMCC currently does not obtain insurance coverage on behalf of the Obligor.

Electronic Contracts and Electronic Contracting

For receivables that are not originated electronically, TMCC typically acquires possession of the retail installment sales contracts from Dealers, converts such retail installment sales contracts to electronic form and maintains control of the electronic copies (“Converted Electronic Contracts”) through TMCC’s technology system that permits storage, access and administration of these Converted Electronic Contracts.

Beginning in 2011, TMCC began to engage a number of Dealers in the United States in electronic contracting, under which the related contracts are evidenced by an electronic record and are electronically signed by the related Obligors (the “Original Electronic Contracts”).  TMCC has contracted with a third-party to facilitate the process of creating and storing Original Electronic Contracts.  The third-party’s technology system permits transmission, storage, access and administration of Original Electronic Contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile retail industry.  Through use of the third-party’s system, a Dealer originates electronic retail installment sales contracts and then transfers these electronic contracts to TMCC.

Both TMCC’s system for Converted Electronic Contracts and the third-party system for Original Electronic Contracts use a combination of technological and administrative features that are designed to (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the receivable, (ii) manage access to and the expression of the authoritative copy, (iii) identify TMCC as the owner of record of the authoritative copy and (iv) in the case of Original Electronic Contracts, provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record.

Servicing of Motor Vehicle Retail Installment Sales Contracts

TMCC is the servicer of the Receivables (in such capacity, the “Servicer”).  Each of the three customer service centers services the finance contracts using the same servicing system and procedures, for all open accounts.  TMCC manages vendor relationships responsible for the bankruptcy administration and post-charge-off recovery and liquidation activities, with some support from the service centers.  TMCC considers an Obligor to be past due if less than 90% of a regularly scheduled payment is received by the due date.  TMCC uses an on-line collection and auto dialer system that prioritizes collection efforts and signals TMCC collections personnel to make telephone contact with delinquent Obligors.  In the event of a default by an Obligor under a retail installment sales contract, some jurisdictions require that the Obligor be notified of the default and be given a time period within which to cure the default prior to repossession.  TMCC engages a third party vendor to mail the majority of cure notices to customers. In certain limited circumstances, the required cure notices are sent by the service centers.  Collection efforts are based on risk and behavioral scoring models (which analyze borrowers’ past payment performance, vehicle valuation and credit scores to predict future payment behavior and loss probabilities).  In accordance with its Customary Servicing Practices, TMCC may offer Obligors due date changes and payment deferrals over the course of the contract for Obligors with temporary financial hardships.  Deferral approval is based on specific business rules and risk-based scoring for each account.  TMCC generally determines whether to commence repossession efforts after a Receivable is 82 days past due.  Repossessed vehicles are held in inventory to comply with statutory requirements and then sold at auctions.  Any unpaid amounts remaining after sale or after full charge-off are pursued by TMCC to the extent practical and legally permissible.  For additional information, you should refer to “Certain Legal Aspects of the Receivables—Deficiency Judgments and Excess Proceeds” in this prospectus.  Any surplus amounts remaining after sale fees and expenses have been paid, and any reserve charge-backs and/or dealer guarantees, are refunded to the customers.  Collections of deficiencies are handled by a third party vendor, and refunds of any surplus are administered by the service centers.  TMCC’s policy is to charge-off a finance contract in its servicing system as soon as disposition of the vehicle has been completed and sales proceeds have been received, but TMCC may in some circumstances charge-off a finance contract prior to repossession.  In the case of uncollectible accounts, charge-off of a finance contract will occur prior to repossession.  When repossession and disposition of the collateral has not been completed, TMCC’s policy is to charge-off the account as soon as TMCC determines that the vehicle cannot be recovered, but not later than when the contract is 120 days delinquent. However, the service centers will continue to collect or pursue recovery of the vehicle up until 150 to 190 days past due, depending on the contract.

As described in the Sale and Servicing Agreement, the Servicer is generally obligated to manage, service, administer and make collections on the Receivables with reasonable care, using that degree of skill and attention that the Servicer exercises with respect to comparable automotive receivables that it services for itself or others (“Customary Servicing Practices”).  As part of its Customary Servicing Practices, the Servicer may implement new programs, whether on an intermediate, pilot or permanent basis, or on a regional or nationwide basis, or modify its standards, policies and procedures as long as, in each case, the Servicer implements such programs or modifies its standards, policies and procedures in respect of comparable assets serviced for itself in the ordinary course of business.  For example, the Servicer has in the past granted deferrals, extensions and other administrative relief to obligors living in areas affected by natural disasters.

As also described in the Sale and Servicing Agreement, the Servicer may, in accordance with its Customary Servicing Practices, waive any prepayment charge, late payment charge or any other fees that may be collected in the ordinary course of servicing the Receivables.  In addition, to the extent provided in the Sale and Servicing Agreement, the Servicer will also be authorized to offer and grant extensions, rebates or adjustments on a Receivable in accordance with its Customary Servicing Practices, without the prior consent of the Owner Trustee, Indenture Trustee or any registered holder of the Securities, subject to the terms described under “Transfer and Servicing Agreements—Servicing Procedures” in this prospectus.

TMCC, in its capacity as Servicer, began servicing operations in 1983.  In addition to servicing retail installment sales contracts similar to the Receivables, TMCC also services vehicle leases, dealer loans and other products and services.

TMCC has been engaged in purchasing finance contracts from authorized Toyota dealers in the U.S. since 1983, and has seen its managed portfolio of retail installment sales contracts grow to approximately $[__] billion as of [___________], 20[__].

The tables below under “Delinquencies, Repossessions and Net Losses” in this prospectus show TMCC’s servicing experience for its entire portfolio of retail installment sales contracts on automobiles, including contracts sold in securitizations, that TMCC continues to service, as further described under “Delinquencies, Repossessions and Net Losses” in this prospectus.

The Servicer is permitted to appoint a subservicer or engage a third party to perform all or a portion of its servicing obligations at the Servicer’s expense.  For example, TMCC has contracted with third parties to retrieve titles with respect to the Receivables, make collections on TMCC’s behalf and perform certain vehicle repossession functions.  Such an appointment does not relieve the Servicer of its obligations or liability for servicing and administering the Receivables in accordance with the provisions of the Sale and Servicing Agreement.

Under its current servicing practices, the Servicer will modify the terms of any Receivable impacted by the Relief Act and may be obligated to purchase any such Receivable by depositing an amount equal to the remaining outstanding principal balance of such impacted Receivable into the Collection Account.

In July 2010, the Servicer implemented a modification program pursuant to which the Servicer may enter into an amendment to the loan contract with an Obligor whose Receivable relates to a new vehicle and meets certain criteria, in order to extend the term of such Receivable, thereby increasing the number of Scheduled Payments remaining on such Receivable, and re-amortize the loan if a default, breach, violation, delinquency or event permitting acceleration under the terms of such Receivable shall have occurred or, in the judgment of the Servicer, is imminent.  The maximum term of such an amendment was 12 months added to the original term to maturity of the related contract regardless of whether prior deferments were granted, and provided that the number of Scheduled Payments after giving effect to such amendment did not exceed 72.  In April 2011, the Servicer changed the terms of this modification program in order to make the modification program also available to an Obligor whose Receivable relates to a used vehicle and to eliminate the 72 month limit.  However, a Receivable will not be amended if the original contract term is greater than [72] months.  In addition, if any amendment under the modification program extends the maturity of a Receivable beyond the end of the Collection Period related to the Final Scheduled Maturity Date, the Servicer will be obligated to purchase such Receivable, as described under “Transfer and Servicing Agreements—Servicing Procedures” in this prospectus.

Securitization Experience

TMCC utilizes the asset-backed securities markets as a complement to its core unsecured funding programs, to secure an alternate source of liquidity, and to gain access to a unique investor base. TMCC currently maintains a shelf registration statement on Form SF-3 (the “Registration Statement”), with the Depositor listed as the registrant, with the SEC relating to the issuance of securities secured by retail finance receivables.

TMCC indirectly originates all Receivables in each asset pool to be securitized in the ordinary course of its business.  For additional information regarding the selection criteria used in selecting the asset pool to be securitized, you should refer to “The Receivables Pool” in this prospectus.  TMCC engages one of the underwriters to assist in structuring the transaction based on the forecasted cash flows of the pool and to determine class sizes and average lives based on current market conditions.

In addition to securitizing retail installment sales contracts similar to the Receivables, since 1993, TMCC has sponsored other securitization entities backed by pools of automobile leases which have issued more than $[___] billion of registered securities to date, none of which have defaulted, experienced any trigger events of default or failed to pay principal in full at maturity.

THE TRUSTEES

[____________________________________] will be the Owner Trustee under the Trust Agreement.  As a matter of Delaware law, the Issuing Entity will be viewed as a separate legal entity, distinct from the Owner Trustee, and the Issuing Entity will be viewed as the issuer of the Certificate.  [Applicable disclosure regarding the Owner Trustee and its prior experience will be provided by the Owner Trustee and included in the applicable prospectus.]

[____________________________________] will be the Indenture Trustee under the Indenture.  [Applicable disclosure regarding the Indenture Trustee and its prior experience will be provided by the Indenture Trustee and included in the applicable prospectus.]

The Owner Trustee, the Indenture Trustee and any of their respective affiliates may hold the Notes in their own names or as pledgees.  For the purpose of meeting the legal requirements of certain jurisdictions, the Administrator and the Owner Trustee acting jointly (or in some instances, the Owner Trustee acting alone) and the Indenture Trustee will have the power to appoint co-trustees or separate trustees of all or any part of the Issuing Entity.  In the event of such an appointment, all rights, powers, duties and obligations conferred or imposed upon the Owner Trustee or the Indenture Trustee, as applicable, will be conferred or imposed upon the Owner Trustee or the Indenture Trustee, as applicable, and each such separate trustee or co-trustee jointly, or, in any jurisdiction in which the Owner Trustee or the Indenture Trustee, as applicable, will be incompetent or unqualified to perform certain acts, singly upon such separate trustee or co-trustee who will exercise and perform such rights, powers, duties and obligations solely at the direction of the Owner Trustee or the Indenture Trustee, as applicable.

The Owner Trustee’s or the Indenture Trustee’s liability in connection with the issuance and the sale of the Securities is limited solely to the express obligations described in the Trust Agreement, the Sale and Servicing Agreement or the Indenture, as applicable.  The Owner Trustee and the Indenture Trustee may resign at any time.  If the Owner Trustee or Indenture Trustee resigns, the Servicer or the Administrator, respectively, will be obligated to appoint a successor thereto.  The Administrator may also remove the Owner Trustee or the Indenture Trustee if either (i) ceases to be eligible to continue as such under the Trust Agreement or the Indenture, as the case may be, (ii) becomes legally unable to act, (iii) is adjudged bankrupt or insolvent or (iv) a receiver or other public officer shall take charge of the Owner Trustee or the Indenture Trustee, as applicable, or their respective property.  In such circumstances, the Servicer or the Administrator, as applicable, will be obligated to promptly appoint a successor Owner Trustee or Indenture Trustee, respectively.  Any resignation or removal of the Owner Trustee or Indenture Trustee and appointment of a successor thereto will not become effective until acceptance of the appointment by such successor.  If no successor Owner

Trustee shall have been so appointed or shall have accepted such appointment within 30 days after the giving of such notice of resignation, the resigning Owner Trustee may petition any court of competent jurisdiction for the appointment of a successor Owner Trustee.  If a successor Indenture Trustee does not take office within 30 days after the retiring Indenture Trustee resigns or is removed, the retiring Indenture Trustee, the Administrator or the holders of a majority of the outstanding principal amount of the Controlling Class may petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee.

The Depositor, the Servicer and their respective affiliates may maintain normal commercial banking relations with the Owner Trustee, the Indenture Trustee and their respective affiliates. The Trust Agreement and the Indenture will provide that the Servicer will pay the fees and expenses of the Owner Trustee and the Indenture Trustee, respectively, in connection with their duties under the Trust Agreement and Indenture, respectively.  The Trust Agreement will further provide that the Owner Trustee will be entitled to indemnification by the Administrator for, and will be held harmless against, any loss, liability or expense incurred by the Owner Trustee not resulting from its own willful misconduct, bad faith or gross negligence (other than by reason of a breach of any of its representations or warranties to be described in the Trust Agreement).  The Indenture will further provide that the Indenture Trustee will be entitled to indemnification by the Administrator  for, and will be held harmless against, any loss, liability or expense incurred in connection with the administration of the Issuing Entity and the performance of its duties under the Sale and Servicing Agreement, the Trust Agreement, the Indenture, the Receivables Purchase Agreement, the Asset Representations Review Agreement and the Administration Agreement (collectively, the “Transfer and Servicing Agreements”) not resulting from its own willful misconduct, bad faith or negligence (other than by reason of a breach of any of its representations, warranties or covenants to be described in the Indenture).  The Indenture Trustee will notify the Issuing Entity and the Administrator promptly of any claim for which it may seek indemnity; provided, that, failure by the Indenture Trustee to provide such notification will not relieve the Issuing Entity or the Administrator of its obligations under the Indenture if no prejudice to the Issuing Entity or the Administrator will have resulted from such failure.  Neither the Issuing Entity nor the Administrator need reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee’s own willful misconduct, negligence or bad faith.

Duties of the Owner Trustee and Indenture Trustee

The Owner Trustee will make no representations as to the validity or sufficiency of the Trust Agreement, the Notes or the Certificate (other than the authentication of the Certificate) or of any Receivables or related documents and is not accountable for the use or application by the Depositor or the Servicer of any funds paid to the Depositor or the Servicer in respect of the Notes, the Certificate or the Receivables, or the investment of any monies by the Servicer before those monies are deposited into the Collection Account.  The Owner Trustee will not independently verify information concerning the Receivables.  If no Event of Default has occurred and is continuing, the Owner Trustee will be required to perform only those duties specifically required of it under the Trust Agreement.  Generally, those duties will be limited to the receipt of the various certificates, reports or other instruments required to be furnished to the Owner Trustee under the Trust Agreement, in which case it will only be required to examine them to determine whether they conform to the requirements of the Trust Agreement.  The Owner Trustee will not be charged with knowledge of a failure by the Servicer to perform its duties under the Trust Agreement or Sale and Servicing Agreement unless the Owner Trustee obtains actual knowledge of such failure as will be specified in the Trust Agreement.

The Owner Trustee will not be required to perform any of the obligations of the Issuing Entity under the Trust Agreement or the other Transfer and Servicing Agreements that are required to be performed by:

•	the Servicer under the Servicing Agreement;

•	the Administrator under the Trust Agreement, the Administration Agreement or the Indenture;

•	the Depositor under the Receivables Purchase Agreement or the Trust Agreement; or

•	the Indenture Trustee under the Indenture.

In addition, the Owner Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Trust Agreement or to make any investigation of matters arising under the Trust Agreement or to institute, conduct or defend any litigation under the Trust Agreement or in relation thereto at the request, order or direction of any Certificateholder, unless that Certificateholder has offered to the Owner Trustee security or indemnity reasonably satisfactory to the Owner Trustee against the costs, expenses and liabilities that may be incurred by the Owner Trustee in connection with the exercise of those rights.

The Indenture Trustee will make no representations as to the validity or sufficiency of the Indenture, the Notes (other than the execution and authentication thereof) or of any Receivables or related documents, and will not be accountable for the use or application by the Sponsor or the Servicer of any funds paid to the Sponsor or the Servicer in respect of the Notes, or the Receivables, or the investment of any monies by the Servicer before such monies are deposited into the Collection Account.  If no Event of Default has occurred and is continuing, the Indenture Trustee will be required to perform only those duties specifically required of it under the Indenture.  Generally, those duties will be limited to the receipt of the various certificates, reports or other instruments required to be furnished to the Indenture Trustee under the Indenture, in which case it will only be required to examine them to determine whether they conform to the requirements of the Indenture.  The Indenture Trustee will not be charged with knowledge of a failure by the Servicer to perform its duties under the Trust Agreement or Sale and Servicing Agreement or of TMCC to perform its duties under the Administration Agreement, unless the Indenture Trustee obtains actual knowledge of such failure as will be specified in the Indenture.

The Indenture Trustee will be required to mail (within 60 days after each December 31, beginning in 20[__]) to all Noteholders a brief report relating to its eligibility and qualification to continue as Indenture Trustee under the Indenture and other information relating to the Receivables.  For additional information regarding such reports, you should refer to “Description of the Notes—Indenture” in this prospectus.

The Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to make any investigation of matters arising under the Indenture or to institute, conduct or defend any litigation under the Indenture or in relation thereto at the request, order or direction of any of the Noteholders, other than request, demands or directions relating to the dispute resolution procedures described below under “Dispute Resolution,” unless such Noteholders have offered to the Indenture Trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred with respect to such litigation.  No Noteholder will have any right under the Indenture to institute any proceeding with respect to the Indenture, except pursuant to the dispute resolution procedures described below under “Dispute Resolution,” unless such holder previously has given to the Indenture Trustee written notice of the occurrence of an Event of Default and (i) the Event of Default arises from the Servicer’s failure to remit payments when due or (ii) the holders of the Controlling Class (excluding for such purposes the outstanding principal amount of any Notes held of record or beneficially owned by TMCC, TAFR LLC or any of their affiliates), evidencing not less than 25% of the voting interests of such Controlling Class, have made written request upon the Indenture Trustee to institute such proceeding in its own name as the Indenture Trustee under the Indenture and have offered to the Indenture Trustee reasonable indemnity and the Indenture Trustee for 30 days has neglected or refused to institute any such proceedings.  For additional information, you should refer to “Description of the Notes—Indenture” in this prospectus.

Fees and Expenses

The table below sets forth the fees and expenses payable on each Payment Date, unless otherwise specified in this prospectus.

Party	Amount
Servicer(1)(2)
(i) from Available Collections, one-twelfth of [1.00]% multiplied by the outstanding Principal Balance of the Receivables as of the first day of the related Collection Period[; provided that, in the case of the first Payment Date, the servicing fee is equal to two-twelfths of [1.00]% multiplied by the outstanding Principal Balance of the Receivables as of the [Initial] Cutoff Date], plus (ii) investment earnings on amounts on deposit in the Collection Account and all late fees, extension fees and other administrative fees and expenses or similar charges allowed by applicable law with respect to the Receivables received by the Servicer during the related Collection Period (the “Servicing Fee”)

(1)	To be paid before any amounts are distributed to Noteholders.
(2)	The Servicer will generally pay any Asset Representations Reviewer up to an annual cap, [Administrator,] Owner Trustee or Indenture Trustee fees and expenses from the fees paid to the Servicer.

ASSET REPRESENTATIONS REVIEWER

General

[__________________], a [________] [______________] will serve as asset representations reviewer (the “Asset Representations Reviewer”) pursuant to the asset representations review agreement (the “Asset Representations Review Agreement”).  The Asset Representations Reviewer is not and will not be affiliated with any of TMCC, the Depositor, the Issuing Entity, the Indenture Trustee, the Owner Trustee or any of their respective affiliates.  The Asset Representations Reviewer [has served as asset representations reviewer on [__] prior asset-backed securities transactions involving motor vehicle retail installment sales contracts][has no prior experience serving as an asset representations reviewer for motor vehicle retail installment sales contracts, but has performed pre-closing due diligence work [on motor vehicle retail installment sales contracts][for other asset classes] which required the Asset Representations Reviewer to assess compliance with eligibility representations].

[Applicable disclosure regarding the Asset Representations Reviewer and its prior experience will be provided by the Asset Representations Reviewer and included in the applicable prospectus.]

Fees

The Asset Representations Reviewer will receive as compensation an amount equal to $[______] per [month][quarter].  In addition, if the Asset Representations Reviewer is engaged to perform a review of certain Receivables, the Asset Representations Reviewer will be entitled to a fee of $[_______] per Receivable to be reviewed.  Such amounts will be payable by the Servicer, subject to an annual cap.  Amounts due in excess of such annual cap will be payable as described under “Payments to Noteholders––Priority of Payments” in this prospectus.

Resignation

The Asset Representations Reviewer may resign at any time, in which event the Administrator will work to appoint a successor.  In addition, the Administrator may remove the Asset Representations Reviewer for cause if, in the reasonable determination of the Administrator, the Asset Representations Reviewer has not, or cannot, fulfill its duties set forth in the Asset Representations Review Agreement.  In all such cases, the Indenture Trustee must approve any successor asset representations reviewer appointed by the Administrator.  The Asset Representations Review Agreement will provide that any resignation or removal of the Asset Representations Reviewer will become effective only when the successor asset representations reviewer has accepted its appointment.  The Asset Representations Reviewer is [not] contractually obligated to pay all costs and expenses incurred in the transfer of its duties.  To the extent expenses incurred in connection with the replacement of the Asset Representations Reviewer are not paid by the Asset Representations Reviewer that is being replaced, the Issuing Entity will be responsible for the payment of such expenses.  Any resignation, removal, replacement or substitution of the Asset Representations Reviewer, or the appointment of a new asset representations reviewer, will be reported by the Administrator in the Form 10-D for the month immediately preceding the month in which the related Payment Date occurs (the “Collection Period”), together with a description of the circumstances surrounding the change and, if applicable, information regarding the new asset representations reviewer.

Indemnity

The Asset Representations Reviewer will not be personally liable for any actions or omissions that were not the result of its own bad faith, fraud, willful misconduct or [gross] negligence.  The Asset Representations Reviewer will be entitled to be indemnified by the Issuing Entity [up to the annual cap and by the Administrator for any amounts in excess thereof] for any loss, liability or expense (including reasonable attorneys’ fees) incurred by it in connection with the performance of its duties under the Transfer and Servicing Agreements, other than with respect to losses incurred due to its own willful misconduct, bad faith or [gross] negligence.  Upon the occurrence of an Event of Default, the Asset Representations Reviewer will be entitled to receive all such amounts owed from cashflow on the Receivables prior to any amounts being distributed to the Noteholders.

AFFILIATIONS AND CERTAIN RELATIONSHIPS

The Issuing Entity, the Depositor and Toyota Financial Services Securities USA Corporation (“TFSS USA”) are affiliates of TMCC (which is the Sponsor, the Servicer and the Administrator).  There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm’s length transaction with an unrelated third party, among any of the Depositor, the Issuing Entity, TFSS USA and the Sponsor.

[None of the Depositor, Sponsor, the Issuing Entity or any of their affiliates have, within the past two years, entered into any business relationship, agreement, arrangement, transaction or understanding  with any of the Underwriters, Indenture Trustee, Owner Trustee, [[Swap][Cap] Counterparty,] or the Asset Representations Reviewer that would be material to an investor's understanding of the Notes and that is outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party.]

THE RECEIVABLES POOL

The Receivables Pool for the Issuing Entity will include the Receivables purchased as of the Closing Date.  The Receivables will have been originated by Dealers in accordance with TMCC’s requirements and subsequently purchased by TMCC.  The Receivables evidence the indirect financing made available by TMCC to the related Obligors in connection with the purchase by such Obligors of the Financed Vehicles.  On or before the Closing Date, TMCC will sell the Receivables comprising the related initial Receivables Pool to the Depositor pursuant to the Receivables Purchase Agreement.  The Depositor will, in turn, sell the Receivables to the Issuing Entity pursuant to the Sale and Servicing Agreement[, provided that the Issuing Entity may subsequently purchase additional Receivables from the Depositor during the [Revolving][Prefunding] Period].  During the term of the Sale and Servicing Agreement, neither the Depositor nor TMCC may substitute any other retail installment sales contract for any Receivable sold to the Issuing Entity.

The Receivables in each Receivables Pool will have been purchased by TMCC from Dealers in the ordinary course of business.  The Receivables are purchased from Dealers pursuant to Dealer Agreements.  TMCC purchases Receivables originated in accordance with its credit standards which are based upon the vehicle buyer’s ability and willingness to repay the obligation as well as the value of the vehicle being financed, as described under “The Sponsor, Administrator and Servicer—Underwriting of Motor Vehicle Retail Installment Sales Contracts” in this prospectus.

The Receivables to be held by the Issuing Entity for inclusion in a Receivables Pool will be selected from TMCC’s portfolio of automobile and/or light duty truck retail installment sales contracts that meet several criteria.  These criteria require that each Receivable satisfies the criteria below.  No selection procedures believed by the Depositor to be adverse to the Noteholders will be used in selecting the Receivables.

Each Receivable will provide for the allocation of payments according to the simple interest method (“Simple Interest Receivables”).  Payments on Simple Interest Receivables will be applied first to interest accrued through the date immediately preceding the date of payment and then to unpaid principal.  Accordingly, if an Obligor pays an installment before its due date, the portion of the payment allocable to interest for the payment period will be less than if the payment had been made on the due date, the portion of the payment applied to reduce the principal balance will be correspondingly greater, and the principal balance will be amortized more rapidly than scheduled.  Conversely, if an Obligor pays an installment after its due date, the portion of the payment allocable to interest for the payment period will be greater than if the payment had been made on the due date, the portion of the payment applied to reduce the principal balance will be correspondingly less, and the principal balance will be amortized more slowly than scheduled, in which case a larger portion of the principal balance may be due on the Final Scheduled Payment Date for the related Receivable.  No adjustment to the scheduled monthly payments is made in the event of early or late payments, although in the case of late payments the Obligor may be subject to a late charge.

The information concerning the Receivables presented throughout this prospectus is based on the Receivables in the statistical pool described in this prospectus as of the [Initial] Cutoff Date. The statistical pool consists of a portion of the Receivables owned by the Sponsor that met the criteria below as of the [Initial] Cutoff Date. The Receivables Pool sold to the Issuing Entity on the Closing Date will be selected from the statistical pool and may also include other receivables owned by the Sponsor.  The characteristics of the Receivables Pool sold to the Issuing Entity on the Closing Date as of the [Initial] Cutoff Date may not be identical to, but will not vary materially from, the characteristics of the Receivables in the statistical pool described in this prospectus as of the [Initial] Cutoff Date illustrated in the tables below.  [Additionally, the characteristics (as of the applicable Subsequent Cutoff Date) of the Receivables sold to the Issuing Entity during the [Prefunding][Revolving] period will not differ materially from the characteristics (as of the Initial Cutoff Date) of the Receivables in the statistical pool described in this prospectus as of the Initial Cutoff Date illustrated in the tables below.]

As of the [Initial] Cutoff Date, the receivables in the statistical pool described in this prospectus had an aggregate Principal Balance of $[________________].  As of the [Initial] Cutoff Date, the Receivables sold to the Issuing Entity on the Closing Date are expected to have an aggregate Principal Balance of approximately $[________________].

The Receivables in the Receivables Pool are required to meet certain selection criteria as of [the][their respective] Cutoff Date[s] and as of the Closing Date (unless one specific date is otherwise stated below).  Pursuant to such criteria, each Receivable:

falls within the range of:
remaining Principal Balance as of [the][its respective] Cutoff Date	$[250.00] to $[100,000.00]
original Principal Balance	$[1,000.00] to $[110,000.00]
APR	[0.00]% to [24.00]%
original number of monthly payments (“Scheduled Payments”)	[12] to [72] payments
remaining number of Scheduled Payments as of [the][its respective] Cutoff Date	[4] to [68] payments
as of [the][its respective] Cutoff Date, had a maximum number of days past due for payment	[29] days
as of [the][its respective] Cutoff Date, had a FICO® score of at least	[620]
is secured by a new or used Toyota[,][ or] Lexus [or Scion] passenger car, minivan, light-duty truck or sport utility vehicle;
was originated in the United States;
was a simple interest Receivable;

provides for scheduled monthly payments that fully amortize the amount financed by such Receivable over its original term (except for minimally different payments in the first or last month in the life of the Receivable and, as of the Closing Date, except for modifications permitted under the Sale and Servicing Agreement that re-amortize the term of the Receivable, as described under “Transfer and Servicing Agreements—Servicing Procedures” in this prospectus);

is serviced by TMCC as of the Closing Date;
as of [the][its respective] Cutoff Date, was not noted in the records of TMCC or the Servicer as being the subject of a bankruptcy proceeding or insolvency proceeding;
does not relate to a vehicle that has been repossessed without reinstatement as of [the][its respective] Cutoff Date; and
does not relate to a vehicle as to which the related obligor is an employee of TMCC or any of its affiliates.
No selection procedures believed by TMCC to be adverse to Noteholders have been used in selecting the Receivables from qualifying retail installment sales contracts or from the receivables in the statistical pool. Except as described in the first bullet-point above, the Receivables were not selected on the basis of their APRs.

[_____] Receivables, having an aggregate Principal Balance of approximately $[______________] (representing approximately [_____]% of the aggregate Principal Balance of the Receivables in the statistical pool as of the [Initial] Cutoff Date) are evidenced by electronic contracts.

Based on the mailing addresses of the Obligors, the Receivables have been originated in [48] States and the District of Columbia.  Except in the case of any breach of representations and warranties by the related Dealer, the Receivables generally do not provide for recourse against the originating Dealer.  The composition, and the distributions by APR, geographic distribution, remaining Principal Balance, original number of Scheduled Payments, remaining number of Scheduled Payments and FICO® score of the Receivables in the statistical pool as of the [Initial] Cutoff Date are as described in the following tables.

[To be included for offerings after November 23, 2016:] [The Depositor has filed asset level information for each Receivable with the SEC.]

Composition of the Receivables in the Statistical Pool as of the [Initial] Cutoff Date

Total Principal Balance	$[________________]
Number of Receivables	[______]
Average Principal Balance	$[_________]
Range of Principal Balances	$[______] - $[_______]
Average Original Amount Financed	$[_________]
Range of Original Amounts Financed	$[______] - $[_______]
Weighted Average APR(1)	[____]%
Range of APRs	[____]% - [_____]%
Weighted Average Original Number of Scheduled Payments(1)	[_____] payments
Range of Original Number of Scheduled Payments	[__] – [__] payments
Weighted Average Remaining Number of Scheduled Payments(1)	[_____] payments
Range of Remaining Number of Scheduled Payments	[_] – [__] payments
Weighted Average FICO® score(1) (2)	[___]
Range of FICO® scores(2)	[___] – [___]
_______________________________________________________________
(1)	Weighted by Principal Balance as of the [Initial] Cutoff Date.
(2)	FICO® is a federally registered servicemark of Fair Isaac Corporation.

The following are additional characteristics of the Receivables in the statistical pool as of the [Initial] Cutoff Date, in each case as a percentage of the aggregate Principal Balance of the Receivables as of the [Initial] Cutoff Date:

New vehicles financed by TMCC	[_____]%
Used vehicles financed by TMCC	[_____]%
Passenger cars financed by TMCC	[_____]%
Minivans financed by TMCC	[_____]%
Light-duty trucks financed by TMCC	[_____]%
Sport utility vehicles financed by TMCC	[_____]%
Receivables representing financing of vehicles manufactured or distributed by Toyota Motor Corporation or its affiliates	100.00%

Distribution of the Receivables in the Statistical Pool
as of the [Initial] Cutoff Date by APR

Range of APRs	Number of Receivables	Percentage of Total Number of Receivables	[Initial] Cutoff Date Aggregate Principal Balance	Percentage of [Initial] Cutoff Date Aggregate Principal Balance
0.00 - 0.99%	[_____]	[_____]%	$[______________]	[_____]%
1.00 - 1.99%	[_____]	[_____]	[______________]	[_____]
2.00 - 2.99%	[_____]	[_____]	[______________]	[_____]
3.00 - 3.99%	[_____]	[_____]	[______________]	[_____]
4.00 - 4.99%	[_____]	[_____]	[______________]	[_____]
5.00 - 5.99%	[_____]	[_____]	[______________]	[_____]
6.00 - 6.99%	[_____]	[_____]	[______________]	[_____]
7.00 - 7.99%	[_____]	[_____]	[______________]	[_____]
8.00 - 8.99%	[_____]	[_____]	[______________]	[_____]
9.00 - 9.99%	[_____]	[_____]	[______________]	[_____]
10.00 - 10.99%	[_____]	[_____]	[______________]	[_____]
11.00 - 11.99%	[_____]	[_____]	[______________]	[_____]
12.00 - 12.99%	[_____]	[_____]	[______________]	[_____]
13.00 - 13.99%	[_____]	[_____]	[______________]	[_____]
14.00 - 14.99%	[_____]	[_____]	[______________]	[_____]
15.00 - 15.99%	[_____]	[_____]	[______________]	[_____]
16.00 - 16.99%	[_____]	[_____]	[______________]	[_____]
17.00 - 17.99%	[_____]	[_____]	[______________]	[_____]
18.00 - 18.99%	[_____]	[_____]	[______________]	[_____]
19.00 - 19.99%	[_____]	[_____]	[______________]	[_____]
20.00 - 20.99%	[_____]	[_____]	[______________]	[_____]
21.00 - 21.99%	[_____]	[_____]	[______________]	[_____]
22.00 - 22.99%	[_____]	[_____]	[______________]	[_____]
23.00 - 23.99%	[_____]	[_____]	[______________]	[_____]
24.00 - 24.99%	[_____]	[_____]	[______________]	[_____]
Total(1):	[_____]	100.00%	$[______________]	100.00%
________________________________________________________________

(1)	Percentages may not add to 100% due to rounding.
[*	Represents a number greater than 0.000% but less than 0.005%.]

Distribution of the Receivables in the Statistical Pool
as of the [Initial] Cutoff Date by Geographic Distribution(1)

Geographic Distribution	Number of Receivables	Percentage of Total Number of Receivables	[Initial] Cutoff Date Aggregate Principal Balance	Percentage of [Initial] Cutoff Date Aggregate Principal Balance
[Alabama	[___]	[___]%	$[____________]	[___]%
Alaska	[___]	[___]	[____________]	[___]
Arizona	[___]	[___]	[____________]	[___]
Arkansas	[___]	[___]	[____________]	[___]
California	[___]	[___]	[____________]	[___]
Colorado	[___]	[___]	[____________]	[___]
Connecticut	[___]	[___]	[____________]	[___]
Delaware	[___]	[___]	[____________]	[___]
District of Columbia	[___]	[___]	[____________]	[___]
Florida	[___]	[___]	[____________]	[___]
Georgia	[___]	[___]	[____________]	[___]
Idaho	[___]	[___]	[____________]	[___]
Illinois	[___]	[___]	[____________]	[___]
Indiana	[___]	[___]	[____________]	[___]
Iowa	[___]	[___]	[____________]	[___]
Kansas	[___]	[___]	[____________]	[___]
Kentucky	[___]	[___]	[____________]	[___]
Louisiana	[___]	[___]	[____________]	[___]
Maine	[___]	[___]	[____________]	[___]
Maryland	[___]	[___]	[____________]	[___]
Massachusetts	[___]	[___]	[____________]	[___]
Michigan	[___]	[___]	[____________]	[___]
Minnesota	[___]	[___]	[____________]	[___]
Mississippi	[___]	[___]	[____________]	[___]
Missouri	[___]	[___]	[____________]	[___]
Montana	[___]	[___]	[____________]	[___]
Nebraska	[___]	[___]	[____________]	[___]
Nevada	[___]	[___]	[____________]	[___]
New Hampshire	[___]	[___]	[____________]	[___]
New Jersey	[___]	[___]	[____________]	[___]
New Mexico	[___]	[___]	[____________]	[___]
New York	[___]	[___]	[____________]	[___]
North Carolina	[___]	[___]	[____________]	[___]
North Dakota	[___]	[___]	[____________]	[___]
Oklahoma	[___]	[___]	[____________]	[___]
Oregon	[___]	[___]	[____________]	[___]
Pennsylvania	[___]	[___]	[____________]	[___]
Rhode Island	[___]	[___]	[____________]	[___]
South Carolina	[___]	[___]	[____________]	[___]
South Dakota	[___]	[___]	[____________]	[___]
Tennessee	[___]	[___]	[____________]	[___]
Texas	[___]	[___]	[____________]	[___]
Utah	[___]	[___]	[____________]	[___]
Vermont	[___]	[___]	[____________]	[___]
Virginia	[___]	[___]	[____________]	[___]
Washington	[___]	[___]	[____________]	[___]
West Virginia	[___]	[___]	[____________]	[___]
Wisconsin	[___]	[___]	[____________]	[___]
Wyoming	[___]	[___]	[____________]	[___]]
Total(2):	[______]	100.00%	$[________________]	100.00%

______________________________________________________________

(1)	Based solely on the mailing addresses of the obligors.
(2)	Percentages may not add to 100% due to rounding.
[*	Represents a number greater than 0.000% but less than 0.005%.]

Distribution of the Receivables in the Statistical Pool
as of the [Initial] Cutoff Date by Remaining Principal Balance

Remaining Principal Balance	Number of Receivables	Percentage of Total Number of Receivables	[Initial] Cutoff Date Aggregate Principal Balance	Percentage of [Initial] Cutoff Date Aggregate Principal Balance
0.00 - 2,499.99	[_____]	[____]%	$[_____________]	[____]%
2,500.00 - 4,999.99	[_____]	[____]	[_____________]	[____]
5,000.00 - 9,999.99	[_____]	[____]	[_____________]	[____]
10,000.00 - 14,999.99	[_____]	[____]	[_____________]	[____]
15,000.00 - 19,999.99	[_____]	[____]	[_____________]	[____]
20,000.00 - 24,999.99	[_____]	[____]	[_____________]	[____]
25,000.00 - 29,999.99	[_____]	[____]	[_____________]	[____]
30,000.00 - 34,999.99	[_____]	[____]	[_____________]	[____]
35,000.00 - 39,999.99	[_____]	[____]	[_____________]	[____]
40,000.00 - 44,999.99	[_____]	[____]	[_____________]	[____]
45,000.00 - 49,999.99	[_____]	[____]	[_____________]	[____]
50,000.00 - 54,999.99	[_____]	[____]	[_____________]	[____]
55,000.00 - 59,999.99	[_____]	[____]	[_____________]	[____]
60,000.00 - 64,999.99	[_____]	[____]	[_____________]	[____]
65,000.00 - 69,999.99	[_____]	[____]	[_____________]	[____]
70,000.00 - 74,999.99	[_____]	[____]	[_____________]	[____]
75,000.00 - 79,999.99	[_____]	[____]	[_____________]	[____]
80,000.00 - 84,999.99	[_____]	[____]	[_____________]	[____]
85,000.00 or greater	[_____]	[____]	[_____________]	[____]
Total(1):	[______]	100.00%	$[________________]	100.00%
________________________________________________________________
(1)	Percentages may not add to 100% due to rounding.
[*	Represents a number greater than 0.000% but less than 0.005%.]

Distribution of the Receivables in the Statistical Pool
as of the [Initial] Cutoff Date by Original Number of Scheduled Payments

Original Number of Scheduled Payments	Number of Receivables	Percentage of Total Number of Receivables	[Initial] Cutoff Date Aggregate Principal Balance	Percentage of [Initial] Cutoff Date Aggregate Principal Balance
1 - 12	[______]	[____]%	$[_____________]	[____]%
13 - 24	[______]	[____]	[_____________]	[____]
25 - 36	[______]	[____]	[_____________]	[____]
37 - 48	[______]	[____]	[_____________]	[____]
49 - 60	[______]	[____]	[_____________]	[____]
61 - 72	[______]	[____]	[_____________]	[____]
[73 - [__]	[______]	[____]	[_____________]	[____]]
Total(1):	[______]	100.00%	$[_________________]	100.00%
________________________________________________________________
(1)	Percentages may not add to 100% due to rounding.
[*	Represents a number greater than 0.000% but less than 0.005%.]

Distribution of the Receivables in the Statistical Pool
as of the [Initial] Cutoff Date by Remaining Number of Scheduled Payments

Remaining Number of Scheduled Payments	Number of Receivables	Percentage of Total Number of Receivables	[Initial] Cutoff Date Aggregate Principal Balance	Percentage of [Initial] Cutoff Date Aggregate Principal Balance
1 - 12	[______]	[____]%	$[_____________]	[____]%
13 - 24	[______]	[____]	[_____________]	[____]
25 - 36	[______]	[____]	[_____________]	[____]
37 - 48	[______]	[____]	[_____________]	[____]
49 - 60	[______]	[____]	[_____________]	[____]
61 - 72	[______]	[____]	[_____________]	[____]
[73 - [__]	[______]	[____]	[_____________]	[____]]
Total(1):	[______]	100.00%	$[_________________]	100.00%
________________________________________________________________
(1)	Percentages may not add to 100% due to rounding.
[*	Represents a number greater than 0.000% but less than 0.005%.]

Distribution of the Receivables in the Statistical Pool
as of the [Initial] Cutoff Date by FICO® Score Range(1)

FICO® Score Range(1)	Number of Receivables	Percentage of Total Number of Receivables	[Initial] Cutoff Date Aggregate Principal Balance	Percentage of [Initial] Cutoff Date Aggregate Principal Balance
[[___] - 619	[______]	[____]%	$[_____________]	[____]%]
620 - 650	[______]	[____]	[_____________]	[____]
651 - 700	[______]	[____]	[_____________]	[____]
701 - 750	[______]	[____]	[_____________]	[____]
751 - 800	[______]	[____]	[_____________]	[____]
801 - 850	[______]	[____]	[_____________]	[____]
Greater than or equal to 851	[______]	[____]	[_____________]	[____]
Total(2):	[______]	100.00%	$[________________]	100.00%
________________________________________________________________
(1)	FICO® is a federally registered servicemark of Fair Isaac Corporation.
(2)	Percentages may not add to 100% due to rounding.
[*	Represents a number greater than 0.000% but less than 0.005%.]

[Asset Level Data about the Receivables]

[To be included for offerings after November 23, 2016:] [The Depositor has prepared asset level data about the pool of receivables for this securitization transaction and has filed this information with the SEC on Form ABS-EE.  The Form ABS-EE is incorporated by reference into this prospectus.  The asset data file provides detailed information about the Receivables, the Financed Vehicles, the Obligors, the status of the Receivables and the origination of the Receivables.  Investors should carefully review the asset level data.  The Depositor will prepare updated asset level data on a monthly basis and will file this information with the SEC on Form ABS-EE.

For more details about the monthly asset level data, you should read "Reports to Securityholders."]

[Revolving Period]

[The Sale and Servicing Agreement provides that all of the principal collected on the Receivables may be applied by the Indenture Trustee to acquire subsequent Receivables during the period beginning on the Closing Date and ending on the earlier of (i) [NOTE: insert date not later than three years from the closing date] and (ii) the occurrence of an event of default that results in acceleration (the “Revolving Period”) rather than used to distribute payments of principal to holders of the Securities.  The additional Receivables will be transferred to the Issuing Entity in exchange for money released to the Sponsor from the Collection Account.  The Revolving Period will be followed by an “Amortization Period,” during which Noteholders would receive payments in respect of principal.

Any principal collected on the Receivables that are not used to purchase additional Receivables by the end of the Revolving Period will be applied as a mandatory prepayment of the Notes.  The Revolving Period may terminate earlier than its scheduled end date upon the occurrence of an Event of Default.  Any such termination of the Revolving Period would result in earlier than expected principal repayment of the Notes.]

[Prefunding Period]

[On the Closing Date, [____]% [NOTE: amount not to exceed 25% of the principal balance of the Notes] of the proceeds received from the sale of the Notes will be deposited into the Prefunding Account.  The Issuing Entity will have the ability to purchase additional Receivables to the extent there are sufficient funds on deposit in the Prefunding Account during the period beginning on the Closing Date and terminating upon the earliest of (i) [NOTE: insert date not later than one year from the Closing Date], (ii) the date on which the amounts on deposit in the Prefunding Account have been depleted and (iii) the occurrence of an Event of Default (the “Prefunding Period”).  If all of the monies originally deposited in the Prefunding Account are not used by the end of the Prefunding Period, all remaining monies will be applied as a mandatory prepayment of the Notes.  The termination of the Prefunding Period will result in earlier than expected principal repayment of the Notes.]

POOL UNDERWRITING

As described in “The Sponsor, Administrator and Servicer—Underwriting of Motor Vehicle Retail Installment Sales Contracts” in this prospectus, under TMCC’s origination process, credit applications are evaluated when received and are either automatically approved, automatically rejected or forwarded for review by a TMCC credit analyst with appropriate approval authority.  The credit analyst decisions applications based on an evaluation that considers an applicant’s creditworthiness and may consider an applicant’s projected ability to meet the monthly obligation, which is derived from the amount financed, the term, and the assigned contractual interest rate.  [______] Receivables, having an aggregate Principal Balance of approximately $[______________] (representing approximately [_____]% of the aggregate Principal Balance of the Receivables in the statistical pool as of the [Initial] Cutoff Date) were automatically approved, while [______] Receivables, having an aggregate Principal Balance of approximately $[______________] (representing approximately [_____]% of the aggregate Principal Balance of the Receivables in the statistical pool as of the [Initial] Cutoff Date) were evaluated and approved by a TMCC credit analyst with appropriate authority in accordance with TMCC’s written underwriting guidelines.  TMCC determined that whether a receivable was accepted automatically by TMCC’s electronic credit decision system or was accepted following review by a TMCC credit analyst was not indicative of the related receivable’s quality.

REVIEW OF POOL ASSETS

In connection with the offering of the Notes, the Depositor has performed a review of the Receivables and the disclosure regarding those Receivables that is required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”).  This review was designed and effected to provide the Depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.  The Depositor consulted with, and was assisted by, responsible personnel of TMCC in performing the review.  This review consisted of a review of TMCC underwriting guidelines and the eligibility and characteristics of the Receivables, as well as a review of the disclosure describing such underwriting guidelines, and the eligibility and characteristics of the Receivables in this prospectus.

As part of the review of the Receivables, TMCC and the Depositor identified the Rule 193 Information to be covered and identified the review procedures for each portion of such Rule 193 Information.  Descriptions in this prospectus under “The Sponsor, Administrator and Servicer—Underwriting of Motor Vehicle Retail Installment Sales Contracts” consisting of factual information regarding TMCC underwriting guidelines were reviewed and approved by TMCC management to ensure the accuracy of such descriptions.  Additionally, members of TMCC’s Treasury group consulted with internal counsel, as well as external counsel, with respect to the descriptions of the legal and regulatory provisions that may materially and adversely affect the performance of the Receivables or payments on the Notes.

[For offerings after November 23, 2016, description of review of asset level data filed on Form ABS-EE to be included.]

TMCC selected a random sample of [___] receivables (the “Sample”) from a pool of [_______] receivables (the “Sample Pool”) owned by TMCC as of the [Initial] Cutoff Date that satisfied, on its system, the selection criteria set forth under “The Receivables Pool” above.  TMCC then performed an eligibility review to confirm that those receivables in the Sample Pool satisfied those selection criteria.  The statistical pool was selected from the Sample Pool in a manner designed to cause the characteristics of the Receivables in the statistical pool to not differ materially from the characteristics of the receivables in the Sample Pool.  The Receivables sold to the Issuing Entity on the Closing Date will be selected from the statistical pool and may also include other receivables owned by the Sponsor.  TMCC also tested the accuracy of the data contained in TMCC’s data tape.  The data tape is an electronic record maintained by TMCC, which includes certain attributes of the receivables in the Sample Pool, including the Receivables in the statistical pool.  TMCC reviewed the receivable files for the Sample to confirm that the following [__] data points conformed to the applicable information on the data tape: [account number, origination date, original principal balance, original interest rate, monthly payment amount, maturity date at origination, original term, state of origination, vehicle identification number, new or used, FICO® score, delinquency status, repossession/bankruptcy status and, other than for electronic titles, confirmed TMCC is listed as lienholder or was assigned the lien].  [___] variance[s] between the data points reviewed and the data tape [was][were] found.  [The variances were subsequently remedied by TMCC.]  [The Depositor considers the variance[s] to be immaterial and determined that [it is][they are] not indicative of any systematic errors in the data or other errors that could have a material adverse effect on the data and information about the Receivables described in this prospectus.]  TMCC also compared the statistical information contained in the table entitled “Composition of the Receivables in the Statistical Pool as of the [Initial] Cutoff Date” under “The Receivables Pool” above to data contained in, or derived from, the data tape.  Specifically, statistical information relating to the Receivables in the statistical pool was recalculated using the applicable information on the data tape.

In addition to this review, the Depositor’s review of the Receivables is further supported by TMCC compliance procedures used in the day-to-day operation of its business.  These procedures include financial reporting controls required by the Sarbanes-Oxley Act, regular internal audits of key business functions, including credit decisioning, servicing and systems processing, testing controls to verify compliance with procedures and quality assurance reviews for credit decisions and securitization processes.  In addition, TMCC has a network of computer applications which capture and maintain information about the Receivables.  These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively.

Portions of the review of the characteristics of, and statistical information with respect to, the Sample and the Receivables, were performed with the assistance of third parties engaged by TMCC.  TMCC and the Depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review.  The Depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review.  The Depositor attributes all finding and conclusions of the review to itself.

After undertaking the review described above, the Depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

DELINQUENCIES, REPOSSESSIONS AND NET LOSSES

Described below is information concerning TMCC’s experience with respect to its portfolio of new and used passenger car, minivan, light-duty truck and sport utility vehicle retail installment sales contracts which it has funded and is servicing, including contracts that have been securitized.

The data presented in the following tables are for illustrative purposes only.  There is no assurance that TMCC’s delinquency, credit loss and repossession experience with respect to passenger car, minivan, light-duty truck and sport utility vehicle retail installment sales contracts in the future, or the experience of the Issuing Entity with respect to the Receivables, will be similar to that described below.

Delinquency and credit losses are significantly influenced by the combined impact of a number of factors, including, but not limited to, general economic conditions (including unemployment rates, fuel and energy prices and interest rates), the used vehicle market, purchase quality mix, contract term length, unenforceable or defeated security interests and operational changes affecting TMCC, which have the potential to adversely affect delinquencies and credit losses by disrupting TMCC’s normal operations during the operational change process.

The following tables show TMCC’s servicing experience for its entire portfolio of retail installment sales contracts on automobiles, including contracts sold in securitizations that TMCC continues to service.  The percentages in the tables below have not been adjusted to eliminate the effect of the growth of TMCC’s portfolio.  Accordingly, the delinquency, repossession and net loss percentages would be expected to be higher than those shown for any group of receivables that are isolated for any period or periods of time and the delinquency, repossession and net loss data measured the activity only for that isolated group over the periods indicated, as will be the case for the Receivables.  If the credit losses on the Receivables included in the Issuing Entity are greater than the historical credit loss experience listed below, the yield to holders of the Notes could be adversely affected.

Managed Portfolio
Historical Delinquency Experience(1)

	At [___________],		At March 31,
	20[__]	20[__]	20[__]	20[__]	20[__]	20[__]	20[__]
Outstanding Contracts(2)	[_______]	[_______]	[_______]	[_______]	[_______]	[_______]	[_______]

Number of Accounts Past Due in the following categories
30 - 59 days	[______]	[______]	[______]	[______]	[______]	[______]	[______]
60 - 89 days	[______]	[______]	[______]	[______]	[______]	[______]	[______]
Over 89 days	[______]	[______]	[______]	[______]	[______]	[______]	[______]

Delinquencies as a Percentage of Contracts Outstanding(3)
30 - 59 days	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%
60 - 89 days	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%
Over 89 days	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%	[____]%
____________________
(1)
The historical delinquency data reported in this table includes all retail installment sales contracts purchased by TMCC, excluding those purchased by a subsidiary of TMCC in Puerto Rico.  The historical delinquency data reported in this table also includes contracts that have been sold but are still being serviced by TMCC.

(2)	Number of contracts outstanding at end of period.
(3)	The period of delinquency is based on the number of days payments are contractually past due. A payment is deemed to be past due if less than 90% of such payment is made.

Managed Portfolio
Net Loss and Repossession Experience(1)

(Dollars In Thousands)
	For the Three Months Ended [___________],		For the Fiscal Years Ended March 31,
	20[__]	20[__]	20[__]	20[__]	20[__]	20[__]	20[__]
Principal Balance Outstanding(2)	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]
Average Principal Balance Outstanding(3)	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]
Number of Contracts Outstanding	[________]	[________]	[________]	[________]	[________]	[________]	[________]
Average Number of Contracts Outstanding(3)	[________]	[________]	[________]	[________]	[________]	[________]	[________]
Number of Repossessions(4)	[______]	[______]	[______]	[______]	[______]	[______]	[______]
Number of Repossessions as a Percent of the Number of Contracts Outstanding	[____]%(7)	[____]%(7)	[____]%	[____]%	[____]%	[____]%	[____]%
Number of Repossessions as a Percent of the Average Number of Contracts Outstanding	[____]%(7)	[____]%(7)	[____]%	[____]%	[____]%	[____]%	[____]%
Gross Charge-Offs(5)	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]
Recoveries(6)	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]
Net Losses	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]	$[_______]
Net Losses as a Percentage of Principal Balance Outstanding	[____]%(7)	[____]%(7)	[____]%	[____]%	[____]%	[____]%	[____]%
Net Losses as a Percentage of Average Principal Balance Outstanding	[____]%(7)	[____]%(7)	[____]%	[____]%	[____]%	[____]%	[____]%
__________________
(1)
The net loss and repossession data reported in this table includes all retail installment sales contracts purchased by TMCC, excluding those purchased by a subsidiary of TMCC in Puerto Rico.  The net loss and repossession data reported in this table also includes contracts that have been sold but are still being serviced by TMCC.

(2)	Principal Balance Outstanding includes payoff amount for simple interest contracts and net principal balance for actuarial contracts. Actuarial contracts do not comprise any of the Receivables.
(3)	Average of the principal balance or number of contracts outstanding as of the beginning and end of the indicated periods.
(4)	Includes bankrupt repossessions but excludes bankruptcies.
(5)
Amount charged off is the net remaining principal balance, including earned but not yet received finance charges, repossession expenses and unpaid extension fees, less any proceeds from the liquidation of the related vehicle.  Also includes dealer reserve charge-offs.

(6)
Includes all recoveries from post-disposition monies received on previously charged-off contracts including any proceeds from the liquidation of the related vehicle after the related charge-off.  Also includes recoveries for dealer reserve charge-offs and dealer reserve chargebacks.

(7)	Annualized.

ASSET REPRESENTATIONS REVIEW

The Asset Representations Reviewer will perform a review of Receivables for compliance with the representations and warranties made by TMCC and the Depositor about the Receivables in the Transfer and Servicing Agreements (an “Asset Representations Review”) if:

•	a Delinquency Trigger occurs; and

•	a required amount of Noteholders vote to direct an Asset Representations Review.

A “Delinquency Trigger” will occur if the aggregate Principal Balance of 60-Day Delinquent Receivables as a percentage of the aggregate Principal Balance of Receivables as of the end of a month exceeds the Delinquency Trigger Percentage for that month set by TMCC as described below.

A “60-Day Delinquent Receivable” is, for any date of determination, a Receivable for which payment of 90% of the required payment has not been received by the Servicer by the payment due date on or immediately preceding 60 days prior to such date of determination.  Charged off Receivables are not considered Delinquent Receivables and therefore are not included in the Delinquency Trigger calculation.  TMCC does not treat a charged off Receivable as a Delinquent Receivable because the related vehicle is no longer in the possession of the related Obligor and any loss would have been realized.

Upon the occurrence of a Delinquency Trigger, the Servicer will notify the Administrator and the Indenture Trustee and shall prepare a notice to be sent to the Noteholders on the related Payment Date specifying the occurrence of the Delinquency Trigger and the rights of the Noteholders regarding an Asset Representations Review and the Depositor will include in the Issuing Entity’s Form 10-D filing for the Collection Period in which the Delinquency Trigger occurred a statement of the contents of such notice.

If Noteholders holding at least 5% of the outstanding aggregate Principal Balance of the Notes, other than Notes held by the Sponsor, the Servicer, or any affiliate of either (“Requesting Noteholders”), request a formal Noteholder vote within 90 days of the date of the Form 10-D in which the occurrence of a Delinquency Trigger has been reported, then the Depositor will include in the Issuing Entity’s Form 10-D filing for the Collection Period in which such request occurred a statement that sufficient Requesting Noteholders are requesting a full Noteholder vote to commence an Asset Representations Review.  The related Form 10-D filing will specify the means by which Noteholders may make their votes known to the Indenture Trustee and will also specify the voting deadline (not earlier than 150 days from the date of the Form 10-D filing that first reported the occurrence of the Delinquency Trigger) that will be used to calculate whether the requisite amount of Noteholders have cast affirmative votes to direct the Indenture Trustee to notify the Asset Representations Reviewer to commence an Asset Representations Review. For book-entry Notes, Note Owners may act through their respective DTC Participants.

If, on the voting deadline date set forth in the related Form 10-D, a majority of the Noteholders casting a vote so direct (provided that such affirmative votes represent votes from Noteholders holding at least 5% of the aggregate outstanding principal balance of the Notes, other than Notes held by the Sponsor, the Servicer or any affiliate of either), the Indenture Trustee will send a notice to the Asset Representations Reviewer, the Administrator and the Servicer informing them that the requisite Noteholders have directed the Asset Representations Reviewer to perform a review of all Receivables that are 60 days or more delinquent (the “ARR Receivables”) for the purpose of determining whether such Receivables were in compliance with the representations and warranties made by TMCC and the Depositor about the Receivables in the Transfer and Servicing Agreements.  The Form 10-D filing for the Collection Period in which the Indenture Trustee sent the foregoing notice to the Asset Representations Reviewer will specify that the requisite Noteholders have directed an Asset Representations Review.

However, if on the voting deadline date set forth in the related Form 10-D, a majority of the Noteholders casting a vote (representing votes from Noteholders holding at least 5% of the aggregate outstanding principal balance of the Notes, other than Notes held by the Sponsor, the Servicer or any affiliate of either) have not voted to direct an Asset Representations Review, then no Asset Representations Review will occur for that occurrence of the Delinquency Trigger.

Within 60 days of the delivery by the Indenture Trustee to the Asset Representations Reviewer, the Administrator and the Servicer of the notice directing the Asset Representations Reviewer to proceed with an Asset Representations Review, the Servicer will give the Asset Representations Reviewer access to the Receivable files and other information necessary for the review of all of the ARR Receivables, as described below.  Upon receiving access to the review materials, the Asset Representations Reviewer will start its review of the ARR Receivables and will complete its review within 60 days after receiving access to all of the review materials.  The review period may be extended by up to an additional 30 days if the Asset Representations Reviewer detects missing review materials that are subsequently provided within the 60-day period or requires clarification of any review materials or testing procedures.  The specified review procedures for each ARR

Receivable and each component of the specified representations and warranties made regarding such ARR Receivable will consist of tests designed to determine whether such ARR Receivable was or was not in compliance as of [the][its respective] Cutoff Date.  The Asset Representations Reviewer will determine whether each test was passed or failed; however, the specified review procedures will not determine why the Obligor is delinquent, the creditworthiness of the Obligor, or compliance by the Servicer with its servicing obligations in respect of any ARR Receivable.  In addition, the Asset Representations Reviewer will not be limited to the specified review procedures set forth in the Asset Representations Review Agreement, and may, in its discretion, perform other tests that it deems reasonable and appropriate in determining whether the ARR Receivables were in compliance with the representations and warranties made by TMCC and the Depositor about the Receivables in the Transfer and Servicing Agreements as of [the][their respective] Cutoff Date[s].  If the Servicer notifies the Asset Representations Reviewer that an ARR Receivable was paid in full or repurchased from the pool before the review report is delivered, the Asset Representations Reviewer will terminate the tests of that ARR Receivable and the review of that ARR Receivable will be considered complete.

The Servicing Agreement will provide that the Servicer will render reasonable assistance, including granting access to copies of any underlying documents and Receivable files, to the Asset Representations Reviewer to facilitate the performance of a review of all ARR Receivables in order to verify compliance with the representations and warranties made to the Issuing Entity by TMCC and the Depositor.  The Servicer will provide the Asset Representations Reviewer with access to the related Receivables and all other relevant documents related to each ARR Receivable.  The Servicer will redact these materials to remove any personally identifiable customer information, but will use commercially reasonable efforts not to change the meaning of these materials or their usefulness to the Asset Representations Reviewer in connection with its review.

The Asset Representations Reviewer will report its findings and conclusions to the Issuing Entity, the Servicer, the Administrator, the Indenture Trustee, TMCC and the Depositor after completion of the Asset Representations Review, but in any event, no later than five days after completion of the Asset Representations Review.  The related Form 10-D filed for the Issuing Entity will include a summary of the Asset Representations Reviewer’s report, but the determination whether the compliance or non-compliance of any representation constitutes a breach of the applicable agreement will not be made by the Asset Representations Reviewer.  Rather, the related Form 10-D will alert Noteholders of their ability to notify the Indenture Trustee that they consider any non-compliance of any representation to be a breach of the applicable agreement.  The Indenture Trustee may make such a determination regarding whether any such non-compliance constitutes such a breach.  Subject to the provisions for indemnification and certain limitations contained in the Indenture, the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, will have the right to direct the Indenture Trustee regarding the time, method and place of exercising of any trust or power conferred on the Indenture Trustee, including the power to make such a determination regarding whether any such non-compliance constitutes a breach.

TMCC and the Depositor will evaluate any report of the Asset Representations Reviewer and any repurchase request received from the Indenture Trustee, any Noteholder or any other party to any of the transaction documents in order to determine whether a repurchase of any Receivable is required.  After reviewing the report, each of TMCC and the Depositor will determine if there were breaches of its representations and warranties, and will then decide whether to repurchase the Receivable.  None of the Indenture Trustee, the Owner Trustee, the Indenture Trustee, the Asset Representations Reviewer, the Depositor, the Sponsor or the Servicer is otherwise obligated to monitor the Receivables or otherwise to investigate the accuracy of the representations and warranties with respect to the Receivables.  The transaction documents require that any breach of the representations and warranties must materially and adversely affect the Issuing Entity’s interests in a Receivable before the TMCC or the Depositor would be required to repurchase the Receivable.

Delinquency Trigger

The following table sets forth the "Delinquency Trigger Percentage"  applicable for each monthly period:

Monthly Period	Delinquency Trigger Percentage
1 to 12	[____]%
13 to 24	[____]%
25 to 36	[____]%
37 to 48	[____]%
49 and after	[____]%

 TMCC developed the Delinquency Trigger Percentages by considering the monthly 60-Day Delinquent Receivables rate observed in each of its public securitization transactions since 20[10].  TMCC calculated a maximum 60-Day Delinquent Receivables ratio for each annual period and then calculated the average of this ratio for each annual period [from the related cutoff date]. An average of the maximum 60-Day Delinquent Receivables ratio was utilized to account for typical seasonal increases in 60-Day Delinquent Receivables, which TMCC believes, given the consistency of its origination and servicing practices, represents a reasonable expected case 60-Day Delinquent Receivables curve for the Receivables over an economic cycle.  TMCC then applied a multiple of [_____] to the average 60-Day Delinquent Receivables percentage observed at month [__], month [__], month [__] and month [__] and rounded to the nearest 0.05%.  Because TMCC’s other transactions have not experienced significant historical 60-Day Delinquent Receivables and given the relatively stable economic period for these transactions, the multiple is intended to account for [changes in the pool selection criteria,] future volatility and stressed economic conditions.  Based on its experience in historical transactions, TMCC believes that this method will incorporate shifts in delinquencies for each annual period that the Notes are outstanding and will align the Delinquency Trigger Percentages with the reasonable expected case 60-Day Delinquent Receivables curve.  [Additionally, the [_____] multiple is expected to generate a Delinquency Trigger Percentage that would be met before any losses on the Notes would occur.]

REPURCHASES OF RECEIVABLES

TMCC and the Depositor, pursuant to the Receivables Purchase Agreement and the Sale and Servicing Agreement, respectively, will represent and warrant, among other things, that: (i) the information provided in the Transfer Notice[s] [is][are] true and correct in all material respects as of the [applicable] Cutoff Date, and no selection procedures adverse to the Noteholders have been utilized in selecting the Receivables; (ii) the terms of each Receivable require the related Obligor to possess physical damage insurance which covers the Financed Vehicle in accordance with TMCC’s normal requirements; (iii) as of the Closing Date, to the best of its knowledge, the Receivables are free and clear of all security interests, liens, charges and encumbrances (other than tax liens, mechanics’ liens and any liens that attach to a Receivable or any property, as the context may require, by operation of law) that are prior to, or of the same priority with, the security interests in the Financed Vehicles granted by the Receivables, and no offsets, defenses or counterclaims have been asserted or threatened; (iv) as of the Closing Date, each of the Receivables is secured by a first priority perfected security interest in favor of TMCC in the Financed Vehicle or all necessary and appropriate actions have been taken to perfect a first priority security interest; and (v) each Receivable, at the time it was originated, complied and, as of the Closing Date, complies in all material respects with applicable federal and state laws, including, without limitation, consumer credit, truth in lending, equal credit opportunity and disclosure laws.

By the last day of the second month following the discovery by or notice to the Depositor of a breach of any representation or warranty of the Depositor that materially and adversely affects the interests of the Issuing Entity in any Receivable, unless the breach is cured in all material respects, the Depositor will repurchase such Receivable (a “Warranty Receivable”) from the Issuing Entity and, pursuant to the Receivables Purchase Agreement, TMCC will purchase such Warranty Receivable from the Depositor at a price equal to its unpaid principal balance plus interest thereon at a rate equal to the sum of the Interest Rate and the Servicing Fee rate up to and including the last day of the Collection Period relating to such repurchase (the “Warranty Purchase Payment”).  This repurchase obligation will constitute the sole remedy available to the Noteholders, the Indenture Trustee or the Issuing Entity for any such uncured breach by the Depositor.  The obligation of the Depositor to repurchase a Warranty Receivable will not be conditioned on performance by TMCC of its obligation to purchase such Warranty Receivable from the Depositor pursuant to the Receivables Purchase Agreement.

[TMCC’s current financial condition is [____________] and, as a result, there is a material risk that the effect of TMCC’s financial condition on its ability to comply with the provisions in the Transfer and Servicing Agreements relating to the repurchase obligations for Warranty Receivables could have a material impact on the performance of the Receivables Pool or the Securities.]

The transaction documents for prior pools of receivables securitized by the Sponsor contain covenants requiring the repurchase of receivables for breach of a related representation or warranty.  TMCC, as securitizer, discloses, in a report on Form ABS-15G, all fulfilled and unfulfilled repurchase requests for securitized receivables that were the subject of a demand to repurchase.  In the past three years, there was no activity to report with respect to any demand to repurchase receivables underlying a securitization sponsored by TMCC.  TMCC filed its most recent report on Form ABS-15G with the SEC on [__________], 20[__].  For additional information about obtaining a copy of the report, you should refer to “Where You Can Find More Information about Your Notes” in this prospectus.

In the Sale and Servicing Agreement, the Servicer will covenant that, except as otherwise contemplated in the Sale and Servicing Agreement, (i) it will not release any Financed Vehicle from the security interest granted in the related Receivable except (a) in the event of payment in full or payment in full less a deficiency which the Servicer would not attempt to collect in accordance with its Customary Servicing Practices by or on behalf of the Obligor thereunder, (b) in connection with repossession of such Financed Vehicle by the Servicer or (c) as may be required by an insurer in order to receive proceeds from any insurance policy covering such Financed Vehicle; (ii) it will do nothing to impair the rights of the Securityholders in the Receivables and (iii) it will not amend any Receivable such that the total number of Scheduled Payments, the Amount Financed (as defined in the Sale and Servicing Agreement) or the APR is altered or the maturity of a Receivable is extended beyond the Final Scheduled Maturity Date.  By the last day of the second Collection Period following the Collection Period in which the Depositor, the Servicer, the Indenture Trustee or the Owner Trustee discovers or receives notice of a breach of any such covenant that materially and adversely affects the interests of the Securityholders in a Receivable, the Servicer, unless the breach is cured in all material respects, will purchase the Receivable (an “Administrative Receivable”) from the trustee at a price equal to its unpaid Principal Balance, plus interest thereon at a rate equal to the sum of the Interest Rate and the Servicing Fee rate up to and including the last day of the Collection Period relating to such purchase (the “Administrative Purchase Payment”).  This purchase obligation will constitute the sole remedy available to the Securityholders, the Issuing Entity, the Indenture Trustee or the Owner Trustee for any such uncured breach by the Servicer.

 Dispute Resolution

The Sale and Servicing Agreement provides that if the Owner Trustee, the Indenture Trustee or a Noteholder (including a Note Owner through the relevant DTC Participant) requests the Depositor to repurchase a Receivable for breach of a representation or warranty as described above, and the request has not been resolved by the appropriate party within 180 days of the Depositor’s or the Administrator’s receipt of notice of such request, then the requesting party has the right to refer the matter, at its discretion, to either mediation (including non-binding arbitration) or third-party binding arbitration held in New York, New York, on the following terms, or to institute a legal proceeding.  Dispute resolution to resolve repurchase requests will be available regardless of whether the Noteholders voted to direct an Asset Representations Review or whether the Delinquency Trigger occurred.  However, if the Receivable was a part of an Asset Representations Review and the findings and conclusions of the Asset Representations Reviewer state that no tests were failed for that ARR Receivable, the repurchase request for that ARR Receivable will be deemed to be resolved.

The Administrator will direct the Indenture Trustee to, and the Indenture Trustee will, notify the requesting party of the date when the 180-day period ends without resolution by the appropriate party.  The requesting party will provide notice of its choice to mediate, to arbitrate or to institute a legal proceeding to the appropriate party within 30 days of the delivery of such notice of the end of the 180-day period.

JAMS, an organization providing alternative dispute resolution services, will administer any mediation (including non-binding arbitration) pursuant to its mediation procedures in effect on the Closing Date. The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience, and will be appointed from a list of neutrals maintained by JAMS.  Upon being supplied a list of at least 10 potential mediators fitting the criteria above by JAMS, each party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference.  JAMS will select the mediator from the remaining attorneys on the list, respecting the preference choices of the parties to the extent possible.  The parties will use commercially reasonable efforts to begin the mediation within 30 days of the selection of the mediator and to conclude the mediation within 60 days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

Any binding arbitration will be administered by the American Arbitration Association (the “AAA”) pursuant to its commercial arbitration rules and mediation procedures in effect on the Closing Date. The panel will consist of three members.  One arbitrator will be appointed by the requesting party within five business days of its notice selecting arbitration, one arbitrator will be appointed by the Depositor within five business days of the requesting party’s appointment, and one arbitrator (who will preside over the panel) will be chosen by the two party-appointed arbitrators within five business days of the second appointment.  If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the required time periods, then the appointments will be made by AAA.  In each such case, each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least 15 years of experience.  Each arbitrator will be independent and will abide by the AAA’s code of ethics for arbitrators in commercial disputes in effect as of the Closing Date.  Before accepting an appointment, each arbitrator must disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule.  Any arbitrator may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

After consulting with the parties, the panel will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 90 days after appointment.  The arbitral panel will have the authority to schedule, hear, and determine any and all motions in accordance with New York law, and will do so on the motion of any party.  Unless otherwise agreed by the parties, each party to the arbitration will be presumptively limited to four party witness depositions not to exceed five hours, and one set of interrogatories, document requests and requests for admissions, though the panel will have the ability to grant additional discovery based on a determination of good cause after a showing that additional discovery is reasonable and necessary.

The panel will make its final determination no later than 90 days after appointment.  The panel will not have the power to award punitive damages or consequential damages.  The panel will determine and award the costs of the arbitration and reasonable attorneys’ fees to the parties as determined by the panel in its reasonable discretion.  The determination in any binding arbitration will be final and non-appealable and may be enforced in any court of competent jurisdiction.  By selecting binding arbitration, the selecting party will give up the right to sue in court, including the right to a trial by jury.  No person may bring a putative or certified class action to arbitration.

STATIC POOLS

Attached to this prospectus as Annex B is tabular information that reflects the static pool performance data (including delinquency and cumulative net loss experience) of previous, recent securitizations of the Sponsor.  The static pool information is deemed to be a part of this prospectus and the registration statement of which this prospectus is a part.  We caution you that the statistical pool of Receivables described in this prospectus may not perform in a similar manner to the Receivables.

The characteristics of [___]% of the Receivables by aggregate Principal Balance included in the static pool information discussed above, as well as the social, economic and other conditions existing at the time when those Receivables were originated and repaid, vary materially from the characteristics of the Receivables in the Receivables Pool and the social, economic and other conditions existing at the time when the Receivables in the Receivables Pool were originated and those that will exist in the future when the Receivables in the Receivables Pool are required to be repaid.  [Such Receivables were originated using differing [underwriting criteria, loan terms, and risk tolerances] than the static pools presented.]  There is no assurance that TMCC’s delinquency and loss experience with respect to the Receivables included in the Issuing Entity will be similar to that described in Annex B to this prospectus.

[Insert any specific terms showing material differences between the Receivables Pool and the Static Pools.]

USE OF PROCEEDS

The Depositor will use the net proceeds from the sale of the Notes to third parties to purchase the Receivables from TMCC pursuant to the Receivables Purchase Agreement and to cause deposits into the accounts of the Issuing Entity.

[The net proceeds to TMCC from the sale of the Receivables on the Closing Date will be deposited by TMCC into one or more segregated accounts (the “Proceeds Accounts”).  The net proceeds to TMCC on the Closing Date will be an amount equal to the initial public offering price of the Notes sold to third parties on the Closing Date, less the sum of applicable underwriting discounts and commissions[, the amount deposited into [the Reserve Account][the Prefunding Account]] and approximately $[_____], which is the anticipated amount of expenses payable by the Depositor in connection with the offering of the Notes.  If any Notes retained by the Depositor or its affiliate on the Closing Date are subsequently sold to third parties, then an amount equal to the net proceeds of such subsequent sale will also be deposited by TMCC into the Proceeds Accounts.  TMCC will agree, in the Receivables Purchase Agreement, to withdraw and use the amounts deposited into the Proceeds Accounts solely for the purpose of acquiring retail installment sales contracts and beneficial interests in lease contracts financing new Toyota and Lexus vehicles of the following models: [Avalon Hybrid, Camry Hybrid, Prius, Prius c, Prius Plug-in, Prius v and RAV4 EV; Lexus CT 200h and Lexus ES 300h] (each, a “Qualifying Model”).  As of [_______], 20[__], each Qualifying Model has (i) [gas-electric hybrid or alternative fuel powertrains, (ii) minimum highway and city miles per gallon (or miles-per-gallon equivalent, which represents the number of miles a vehicle can go using a quantity of fuel with the same energy content as a gallon of gasoline) of at least 35, and (iii) designations of “ZEV” (zero-emission vehicles), “PZEV” (partial zero-emission vehicles) or “SULEV II” (super-ultra-low-emission vehicles), determined in accordance with the California Low-Emission Vehicle Regulations and Test Procedures of the California Environmental Protection Agency’s Air Resources Board.3]

Until such time as the amounts required to be deposited into the Proceeds Accounts by TMCC have been used in their entirety, TMCC will certify to the Indenture Trustee on a monthly basis with respect to its use of such amounts for the prior calendar month and since the Closing Date, including the amount used to finance each Qualifying Model and any such amount remaining unused in the Proceeds Accounts.  TMCC intends to engage a firm of independent accountants to perform agreed upon procedures with respect to the amounts certified to the Indenture Trustee.  Any unused amounts on deposit in the Proceeds Accounts may be invested by TMCC, from time to time, in money market investments.  Investment income on amounts on deposit in the Proceeds Accounts will be distributed to TMCC.]

If the use of net proceeds by TMCC is a factor in your decision to invest in the Notes, you should consider the foregoing discussion and consult with your counsel or other advisors before making an investment in any Notes.

(3)	Neither the State of California nor any of its administrative agencies sponsor, endorse or are otherwise affiliated with the offering of the notes or this prospectus.

PREPAYMENT AND YIELD CONSIDERATIONS

For additional information regarding certain maturity and prepayment considerations with respect to the Notes, you should refer to “Risk Factors––Prepayments on receivables may cause prepayments on the notes, resulting in reduced returns on your investment and  reinvestment risk to you,” [“––The inability to acquire subsequent receivables may result in possible prepayments on the notes,”] “Description of the Notes––Payments of Principal” and “Weighted Average Lives of the Notes” in this prospectus.

Because the rate of payment of principal of each class of Notes depends primarily on the rate of payment (including prepayments) of the Principal Balance of the Receivables, final payment of any class of Notes could occur significantly earlier or later than their respective Final Scheduled Payment Dates.  Noteholders will bear the risk of not being able to reinvest principal payments on the Notes at yields equal at least to the yield on their respective Notes.  Such reinvestment risk includes the risk that interest rates may be lower at the time such holders received payments from the Issuing Entity than interest rates would otherwise have been had such prepayments not been made or had such prepayments been made at a different time.  No prediction can be made as to the rate of prepayments on the Receivables.

Obligors with higher interest rate Receivables may prepay at a faster rate than Obligors with lower interest rate Receivables.  Higher rates of prepayments of Receivables with higher APRs may result in the Issuing Entity holding Receivables that will generate insufficient collections to cover delinquencies or chargeoffs on the Receivables or to make current payments of interest on or principal of the Notes.  Similarly, higher rates of prepayments of Receivables with higher APRs will decrease the amounts available to be deposited in the Reserve Account, reducing the protection against losses and shortfalls afforded thereby to the Notes.  For additional information, you should refer to the table entitled “Distribution of the Receivables in the Statistical Pool as of the [Initial] Cutoff Date by APR” under “The Receivables Pool” in this prospectus.

Prior to the occurrence of an Event of Default resulting in acceleration of the maturity of the Notes, principal payments will be made on a sequential basis, i.e., principal payments will not be made on the Class A-2[a] Notes [or the Class A-2b Notes] until the principal amount of the Class A-1 Notes is reduced to zero; principal payments will not be made on the Class A-3 Notes until the principal amount[s] of the Class A-2[a] Notes [and the Class A-2b Notes] [is][are] reduced to zero; principal payments will not be made on the Class A-4 Notes until the principal amount of the Class A-3 Notes is reduced to zero; and principal payments will not be made on the Class B Notes until the principal amount of the Class A-4 Notes is reduced to zero.  However, upon the occurrence and during the continuation of an Event of Default resulting in acceleration of the maturity of the Notes (and until such acceleration has been rescinded), the Issuing Entity will pay principal of the Notes, first, to the holders of the Class A-1 Notes until the principal amount of the Class A-1 Notes has been reduced to zero, second, pro rata, based upon their respective unpaid principal amounts, to the holders of the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes, until the principal amount of each such class of the Notes has been reduced to zero, and third, to the holders of the Class B Notes until the principal amount of the Class B Notes has been reduced to zero.  It is expected that final payment of each class of Notes will occur on or prior to their respective Final Scheduled Payment Dates.[*]

[*NOTE: These priorities of principal payments are for illustrative purposes only.  More, different or fewer classes of notes may pay principal pro rata with another class, or all of the classes may pay principal sequentially.]

Failure to make final payment of any class of Notes on or prior to its respective Final Scheduled Payment Dates will constitute an Event of Default under the Indenture, which may result in an acceleration of payments in respect of classes that have not reached their respective Final Scheduled Payment Dates.  However, as the rate of payment of principal of each class of Notes depends on the rate of payment (including prepayments) of the Principal Balance of the Receivables, sufficient funds may not be available to pay each class of Notes in full on or prior to its respective Final Scheduled Payment Dates.  If sufficient funds are not available, final payment of any class of Notes could occur later than such dates, and the holders of such Notes could suffer a loss.

The rate of prepayments of the Receivables may be influenced by a variety of economic, social and other factors, and under certain circumstances relating to breaches of representations, warranties or covenants, the

Depositor and/or the Servicer will be obligated to repurchase Receivables from the Issuing Entity.  A higher than anticipated rate of prepayments will reduce the aggregate Principal Balance of the Receivables more quickly than expected and thereby reduce anticipated aggregate interest payments on the Notes.  For additional information, you should refer to “Risk Factors––Prepayments on receivables may cause prepayments on the notes, resulting in reduced returns on your investment and reinvestment risk to you” in this prospectus.

Noteholders should consider, in the case of Notes purchased at a discount, the risk that a slower than anticipated rate of principal payments on the Receivables could result in an actual yield that is less than the anticipated yield and, in the case of Notes purchased at a premium, the risk that a faster than anticipated rate of principal payments on the Receivables could result in an actual yield that is less than the anticipated yield.

Certain events (including some that are not within the control of the Issuing Entity) may cause an Event of Default under the Indenture.  Certain Events of Default under the Indenture will not result in acceleration of the Notes unless a majority of the holders of the Class A Notes, for so long as the Class A Notes are outstanding, and thereafter, the Class B Notes then outstanding (the “Controlling Class”) (excluding for such purposes the outstanding principal amount of any Notes held of record or beneficially owned by TMCC, TAFR LLC or any of their affiliates), voting together as a single class, instruct the Indenture Trustee to accelerate the Notes.  The holders of any class of Notes may not have sufficient voting interests as of any date to cause or to prevent an acceleration of the Notes.  If an Event of Default under the Indenture results in the acceleration of the maturity of the Notes, the Indenture Trustee may liquidate the assets of the Issuing Entity.  Liquidation would accelerate payment of all Notes that are then outstanding.  If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of such class might be delayed while liquidation of the assets is occurring.  The Issuing Entity cannot predict the length of time that will be required for liquidation of the assets of the Issuing Entity to be completed.  Even if liquidation proceeds are sufficient to repay the Notes in full, any liquidation that causes principal of a class of Notes to be paid before the related Final Scheduled Payment Date will involve the prepayment risks described under “Risk Factors––Prepayments on receivables may cause prepayments on the notes, resulting in reduced returns on your investment and reinvestment risk to you” in this prospectus.

[In addition, an Event of Default will result in the termination of the [Prefunding][Revolving] Period and [all remaining monies originally deposited in the Prefunding Account that are not used][any principal collected on the Receivables that are not used to purchase additional Receivables] by the end of the [Prefunding][Revolving] Period will be applied as a mandatory prepayment of the Notes.  Any such termination of the [Prefunding][Revolving] Period would result in earlier than expected principal repayment of the Notes and will involve the prepayment risks described under “Risk Factors––Prepayments on receivables may cause prepayments on the notes, resulting in reduced returns on your investment and reinvestment risk to you” in this prospectus.]

The proceeds of any liquidation of the assets of the Issuing Entity may be insufficient to pay in full all accrued interest on and principal of each outstanding class of Notes.  All outstanding Notes will be affected by any shortfall in liquidation proceeds.

WEIGHTED AVERAGE LIVES OF THE NOTES

The weighted average lives of the Notes will generally be influenced by the rate at which the principal balances of the Receivables are paid, which payment may be in the form of scheduled amortization or prepayments.  For this purpose, the term “prepayments” includes prepayments in full, partial prepayments (including those related to rebates of extended warranty contract costs and insurance premiums), liquidations due to default, as well as receipts of proceeds from physical damage, theft, credit life and credit disability insurance policies and repurchases or purchases by the Depositor or TMCC of certain Receivables for administrative reasons or for breaches of representations and warranties.  The term “weighted average life” corresponds to the average amount of time during which each dollar of principal of a Receivable is outstanding.

All of the Receivables will be prepayable at any time without penalty to the Obligor.  If full or partial prepayments are received, the actual weighted average lives of the Receivables may be shorter than the scheduled weighted average lives of the Receivables.  The rate of prepayment of automotive receivables is influenced by a variety of economic, social and other factors, including the fact that an Obligor generally may not sell or transfer the

Financed Vehicle securing a Receivable without the consent of the Servicer.  A prepayment may also occur if an Obligor refinances a Receivable.  Refinancings may occur more frequently in a declining interest rate environment.

Under certain circumstances, the Depositor or Servicer will be obligated to repurchase Warranty Receivables from the Issuing Entity.  For additional information, you should refer to “Repurchases of Receivables” and “Transfer and Servicing Agreements—Servicing Procedures” in this prospectus.  In addition, pursuant to agreements between TMCC and the Dealers, each Dealer is obligated to repurchase from TMCC contracts that do not meet certain representations and warranties made by such Dealer (such Dealer repurchase obligations are referred to in this prospectus as “Dealer Recourse”).  For additional information, you should refer to “The Issuing Entity” in this prospectus.  Such representations and warranties relate primarily to the origination of the contracts and the perfection of the security interests in the related Financed Vehicles, and do not relate to the creditworthiness of the related Obligors or the collectability of such contracts.  Although the Dealer Agreements with respect to the Receivables will not be assigned to the Issuing Entity, TMCC’s interest in any Dealer Recourse will be assigned, and the Sale and Servicing Agreement will require that TMCC deposits any recovery in respect of any Receivable pursuant to any Dealer Recourse in the Collection Account.  The sales by the Dealers of installment sales contracts to TMCC do not generally provide for recourse against the Dealers for unpaid amounts in the event of a default by an Obligor under such retail installment sales contract, other than in connection with the breach of the foregoing representations and warranties.  For additional information, you should refer to “Transfer and Servicing Agreements—Sale and Assignment of Receivables” and “—Servicing Procedures” in this prospectus.

The effective yield on, and average lives of, the Notes will depend on, among other things, the amount of payments (including prepayments) on or in respect of the Receivables and the rate at which such payments are made to such Noteholders. The timing of changes in the rate of payments in respect of the Receivables may also significantly affect an investor’s actual yield to maturity and the average lives of the Notes. A substantial increase in the rate of payments on or in respect of the Receivables (including liquidation or other disposition of Financed Vehicles) may shorten the final maturities of, and may significantly affect the yields on, the Notes.

An investor’s expected yield will be affected by:

•	the price paid for the Notes,

•	the rate of prepayments of the Receivables, and

•	the investor’s assumed reinvestment rate.

These factors do not operate independently, but are interrelated. For example, if prepayments on the related Receivables are slower than anticipated, an investor’s yield may be lower if interest rates are higher than anticipated and higher if interest rates are lower than anticipated. Conversely, if prepayments on the related Receivables are faster than anticipated, an investor’s yield may be higher if interest rates are higher than anticipated and lower if interest rates are lower than anticipated.

Early retirement of the Notes will occur if the Servicer, or any successor to the Servicer, exercises its option to purchase all of the Receivables remaining in the Issuing Entity when the Pool Balance is equal to or less than [_]% of the Pool Balance as of the [Receivables’ respective] Cutoff Date[s] (the “Redemption Date”).  For additional information, you should refer to “Transfer and Servicing Agreements—Termination” in this prospectus.  Certain Events of Default could result in liquidation of the assets of the Issuing Entity and acceleration of the Notes.  For additional information, you should refer to “Description of the Notes—Indenture—Events of Default; Rights upon Event of Default” in this prospectus.  [For additional information regarding events that would result in a termination of the [Swap][Cap], you should refer to “The [Swap][Cap] Agreement.”]

Any reinvestment risk resulting from the rate of prepayments of the Receivables and the payment of such prepayments to Noteholders will be borne entirely by the Noteholders.

In light of the above considerations, there can be no assurance as to the amount of principal payments to be made on the Notes on each Payment Date, since the amount will depend, in part, on the amount of principal collected on the Receivables Pool during the applicable Collection Period.  No prediction can be made as to the actual prepayment experience on the Receivables, and any reinvestment risks resulting from a faster or slower incidence of prepayment of Receivables will be borne entirely by the Noteholders.

Prepayments on automotive Receivables can be measured relative to a prepayment standard or model.  The model used in this prospectus, the Absolute Prepayment Model (“ABS”), represents an assumed rate of prepayment each month relative to the original number of Receivables in a pool of Receivables.  ABS further assumes that all the Receivables in such a pool are the same size and amortize at the same rate and that each such Receivable will, in each month of its life, either be paid as scheduled or be prepaid in full.  For example, in a pool of Receivables originally containing 10,000 Receivables, a 1% ABS rate means that 100 Receivables prepay in full each month.  ABS does not purport to be a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of receivables, including the Receivables.

As the rate of payment of principal of each class of Notes will depend on the rate of payment (including prepayments) of the Principal Balance of the Receivables, final payment of any class of Notes could occur significantly earlier than the Final Scheduled Payment Date for such class.  Reinvestment risk associated with early payment of the Notes of any class will be borne exclusively by the holders of such Notes.

The tables captioned “Percent of Initial Note Principal Amount at Various ABS Percentages” (the “ABS Tables”) in this prospectus have been prepared on the basis of the characteristics of the Receivables in the statistical pool. Each absolute prepayment model table assumes that:

•	the Receivables prepay in full at the specified constant percentage of the absolute prepayment model monthly, with no defaults, losses or repurchases on any of the Receivables;

•	each scheduled monthly payment on the Receivables is made on the last day of each month commencing in [_____] 20[__] and each month has 30 days;

•
[interest] payments on the Notes are made on each Payment Date (and each Payment Date is assumed to be the [15th] day of each applicable month) commencing on [_____] [15], 20[__] [and principal payments on the Notes are made on each Payment Date (and each Payment Date is assumed to be the [15th] day of each applicable month) commencing on [_____] [15], 20[__]];

•	the closing date is [_______], 20[__];

•
the Servicer exercises its option to purchase all of the Receivables and cause a redemption of the Notes when the aggregate Principal Balance of the Receivables is equal to [____]% or less of the aggregate Principal Balance of the Receivables as of the [Receivables’ respective] Cutoff Date[s];

•
the servicing fee for each Payment Date is equal to a rate of 1/12 of [1.00]% times the aggregate Principal Balance of the Receivables as of the first day of the related Collection Period; [provided that, in the case of the first Payment Date, the servicing fee is equal to a rate of 2/12 of [1.00]% times the aggregate Principal Balance of the Receivables as of the [Initial] Cutoff Date;]

•
interest on the Class A-1 Notes [and the Class A-2b Notes] will be calculated on the basis of the actual number of days in the related Interest Period and a 360-day year and interest on the other classes of Notes will be calculated on the basis of a 360-day year of twelve 30-day months;[*]

[*     NOTE: The Accrual Method for each class is for illustrative purposes only.  In a particular transaction, there may be more or fewer classes with specified Accrual Methods.]

•	[the initial principal amount of the Class A-2 Notes is allocated to the Class A-2a Notes in the amount of $[___________] and to the Class A-2b Notes in the amount of $[___________];]

•
the initial outstanding principal amounts of the Class A-1 Notes will be $[___________], of the Class A-2 Notes will be $[___________], of the Class A-3 Notes will be $[___________], of the Class A-4 Notes will be $[___________] and of the Class B Notes will be $[__________];

•
interest accrues on the Class A-1 Notes at [_______]% per annum, on the Class A-2[a] Notes at [____]% per annum, [on the Class A-2b Notes at One-Month LIBOR [plus][minus] [____]% per annum,] on the Class A-3 Notes at [____]% per annum, on the Class A-4 Notes at [____]% per annum and on the Class B Notes at [____]% per annum; [and]

[*     NOTE: The Interest Rate for each class is for illustrative purposes only.  In a particular transaction, there may be more or fewer classes bearing fixed rates or One-Month LIBOR rates.]

•	[the level of One-Month LIBOR remains constant at [____]%; and]

•	[for each Payment Date, the Swap Counterparty is due [____]% times the aggregate Principal Balance of the Receivables as of the first day of the related Collection Period; and]

•	[[the Prefunding Account was][all principal collected on the Receivables during the Revolving Period were] fully applied to purchase subsequent Receivables on [__________], 20[__]; and]

•	no Event of Default has occurred; and

•	the Yield Supplement Overcollateralization Amount at each Payment Date is the amount described in the schedule below.

The Yield Supplement Overcollateralization Amount schedule described below is utilized solely to calculate the weighted average lives and percentages of initial outstanding principal amounts at various absolute prepayment model percentages in the tables below.  The actual Yield Supplement Overcollateralization Amount will be calculated for each Payment Date and may differ depending on the actual receivables included in the pool of Receivables and the actual prepayments and losses on those Receivables with an APR less than the Required Rate. For purposes of the Yield Supplement Overcollateralization Amount schedule described below, the “Required Rate” is assumed to be [____]%.

Payment Date	Yield Supplement Overcollateralization Amount	Payment Date	Yield Supplement Overcollateralization Amount
Closing Date	$[_____________]	[_____] 20[__]	$[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	[_____________]
[_____] 20[__]	[_____________]	[_____] 20[__]	-

For purposes of these absolute prepayment model tables, the Receivables [purchased by the Issuing Entity on the Closing Date] have an assumed cutoff date of the close of business on [_________], 20[__] [and the Receivables purchased by the Issuing Entity during the [Prefunding][Revolving] Period have an assumed cutoff date of the close of business on [_________], 20[__]].  Each absolute prepayment model table indicates the projected weighted average life of each class of Notes and sets forth the percent of the original principal amount of each class of Notes that is projected to be outstanding after each of the Payment Dates, shown at various constant absolute prepayment model percentages.

The ABS Table also assumes that the Receivables have been aggregated into 12 hypothetical pools with all of the Receivables within each such pool having the following characteristics and that the level scheduled monthly payment for each of the pools (which is based on its aggregate Principal Balance, weighted average APR, weighted average original number of scheduled payments and weighted average remaining number of scheduled payments as of the assumed cutoff date) will be such that each pool will be fully amortized by the end of its remaining term to maturity.

Pool	Aggregate Principal Balance	Weighted Average APR (%)	Weighted Average Remaining Number of Scheduled Monthly Payments	Weighted Average Original Number of Scheduled Monthly Payments
1	$[____________]	[_____]	[__]	[__]
2	[____________]	[_____]	[__]	[__]
3	[____________]	[_____]	[__]	[__]
4	[____________]	[_____]	[__]	[__]
5	[____________]	[_____]	[__]	[__]
6	[____________]	[_____]	[__]	[__]
7	[____________]	[_____]	[__]	[__]
8	[____________]	[_____]	[__]	[__]
9	[____________]	[_____]	[__]	[__]
10	[____________]	[_____]	[__]	[__]
11	[____________]	[_____]	[__]	[__]
12	[____________]	[_____]	[__]	[__]
$[______________]

The actual characteristics and performance of the Receivables will differ from the assumptions used in constructing the ABS Tables.  The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios.  For example, it is very unlikely that the Receivables will prepay at a constant level of ABS until maturity or that all of the Receivables will prepay at the same level of ABS.  Moreover, the diverse terms of receivables within each of the hypothetical pools could produce slower or faster principal distributions than indicated in the ABS Tables at the various constant percentages of ABS specified, even if the original and remaining terms to maturity of the Receivables are as assumed.  [The Receivables acquired during the [Prefunding][Revolving] Period are likely to be acquired over time and will have different Cutoff Dates.]  Any difference between such assumptions and the actual characteristics and performance of the Receivables, or actual prepayment experience, will affect the percentages of initial amounts outstanding over time and the weighted average lives of each class of Notes.

Percent of Initial Note Principal Amount at Various ABS Percentages(1)

Class A-1 Notes
Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	1.80%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]

Weighted Average Life to Call (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
Weighted Average Life to Maturity (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
____________________

(1)
Other than the weighted average life to maturity, the numbers in this table were calculated based on the assumption that the Servicer will exercise its clean-up call option to purchase the Receivables.

(2)
The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

Percent of [Aggregate Class A-2a and Class A-2b] Initial Note Principal Amount at Various ABS Percentages(1)

Class A-2 Notes
Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	1.80%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]

Weighted Average Life to Call (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
Weighted Average Life to Maturity (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
____________________

(1)
Other than the weighted average life to maturity, the numbers in this table were calculated based on the assumption that the Servicer will exercise its clean-up call option to purchase the Receivables.

(2)
The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

Percent of Initial Note Principal Amount at Various ABS Percentages(1)

Class A-3 Notes
Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	1.80%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]

Weighted Average Life to Call (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
Weighted Average Life to Maturity (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
____________________

(1)
Other than the weighted average life to maturity, the numbers in this table were calculated based on the assumption that the Servicer will exercise its clean-up call option to purchase the Receivables.

(2)
The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

Percent of Initial Note Principal Amount at Various ABS Percentages(1)

Class A-4 Notes
Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	1.80%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]

Weighted Average Life to Call (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
Weighted Average Life to Maturity (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
____________________

(1)
Other than the weighted average life to maturity, the numbers in this table were calculated based on the assumption that the Servicer will exercise its clean-up call option to purchase the Receivables.

(2)
The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

Percent of Initial Note Principal Amount at Various ABS Percentages(1)

Class B Notes
Payment Date	0.00%	0.50%	1.00%	1.30%	1.50%	1.80%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]
[________], 20[__]	[____]	[____]	[____]	[____]	[____]	[____]

Weighted Average Life to Call (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
Weighted Average Life to Maturity (Years) (2)	[____]	[____]	[____]	[____]	[____]	[____]
____________________

(1)
Other than the weighted average life to maturity, the numbers in this table were calculated based on the assumption that the Servicer will exercise its clean-up call option to purchase the Receivables.

(2)
The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

The foregoing tables have been prepared on the basis of the assumptions described above under “Weighted Average Lives of the Notes” (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance of the Receivables), and should be read in conjunction therewith.

POOL FACTORS AND TRADING INFORMATION

The “Pool Factor” with respect to any class of Notes will be a seven-digit decimal indicating the principal amount of such class of Notes as of the close of business on the Payment Date in such month as a fraction of the respective principal amount thereof as of the Closing Date.  The Servicer will compute each Pool Factor each month.  Each Pool Factor will initially be 1.0000000 and thereafter will decline to reflect reductions in the principal amount of each class of Notes.  Each such principal amount will be computed by allocating payments in respect of the Receivables to principal and interest using the simple interest method.  The portion of the principal amount of any class of Notes for a given month allocable to a Noteholder can be determined by multiplying the original denomination of the holder’s Note by the related Pool Factor for that month.

DESCRIPTION OF THE NOTES

General

The Notes will be issued pursuant to the terms of the Indenture, a form of which has been filed as an exhibit to the Registration Statement.  A copy of the Indenture will be filed with the SEC upon the filing of this prospectus.  The following summary describes certain terms of the Notes and the Indenture.  The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Notes and the Indenture.

Payments of Interest

Interest on the principal amounts of the Notes will accrue at the respective per annum interest rates described on the front cover of this prospectus (each, an “Interest Rate”) (provided that One-Month LIBOR for the first payment date will be [______]) and will be payable to the related Noteholders monthly on the [15th] of each month (or, if such date is not a Business Day, on the next succeeding Business Day) (each such date, a “Payment Date”) commencing [____] [15], 20[__].  A “Business Day” is any day except (i) a Saturday or Sunday or (ii) a day on which banks in [_________________] or [_________], Delaware are closed.  Interest accrued as of any Payment Date but not paid on such Payment Date will be due on the next Payment Date, together with interest on such amount at the applicable Interest Rate (to the extent lawful).

Interest will accrue for the period (i) with respect to the Class A-1 Notes [and the Class A-2b Notes], from and including the Closing Date (in the case of the first Payment Date) or from and including the most recent Payment Date on which interest has been paid to but excluding the following Payment Date and (ii) with respect to the Notes (other than the Class A-1 Notes [and the Class A-2b Notes]), from and including the Closing Date (in the case of the first Payment Date) or from and including the [15th] day of the most recent calendar month during which interest was paid preceding each Payment Date to but excluding the [15th] day of the following calendar month (each an “Interest Period”).

Interest payments on all classes of Class A Notes will have the same priority and will be subordinated to Servicing Fees (which includes any Supplemental Servicing Fee) due to the Servicer [and will be paid pro rata with amounts payable to the Swap Counterparty].  Interest payments on the Class B Notes will be subordinated to these amounts due to the Servicer, [amounts due to the Swap Counterparty,] interest payments on the Class A Notes and the First Priority Principal Distribution Amount.  For additional information, you should refer to “Payments to Noteholders” in this prospectus.

Under certain circumstances, the amount available for interest payments on the Notes could be less than the amount of interest payable on such class of Notes.  In such case, with respect to the Class A Notes, each class of Class A Noteholders will receive their pro-rata share (based upon the aggregate amount of such amounts due to such class of Noteholders) of the aggregate amount available to be paid in respect of interest on the Class A Notes on such Payment Date.  For additional information, you should refer to “Payments to Noteholders—Credit and Cash Flow Enhancement” and “Transfer and Servicing Agreements—Payments” in this prospectus.

An Event of Default will occur if the full amount of interest due on any Controlling Class is not paid within five business days of the related Payment Date.  Upon such an Event of Default, the Indenture Trustee may accelerate the maturity of the Notes and take actions to liquidate the assets of the Issuing Entity and funds on deposit in the accounts of the Issuing Entity.  For additional information, you should refer to “Description of Notes—Indenture—Events of Default; Rights Upon Event of Default” in this prospectus.

Fixed Rate Notes

[Each class of Notes][The Class A-1 Notes, the Class A-2a Notes, the Class A-3 Notes and the Class A-4 Notes [(the “Fixed Rate Notes”)]] bear[s] interest at a fixed rate per annum.  Each class of [Fixed Rate] Notes will bear interest at the applicable per annum Interest Rate specified on the cover of this prospectus.  Interest on the Class A-1 Notes will be calculated on the basis of the actual number of days in the related Interest Period and a 360-day year and interest on the other classes of [Fixed Rate] Notes will be calculated on the basis of a 360-day year of twelve 30-day months.

[Floating Rate Notes]

[The Class A-2b Notes (the “Floating Rate Notes”) bear interest during each applicable Interest Period at a rate per annum determined by reference to One-Month LIBOR, [plus][minus] [____]% (provided that one-month LIBOR for the first payment date will be [____]).

Interest will accrue on the Floating Rate Notes from and including the Closing Date (in the case of the first Payment Date) or from and including the most recent Payment Date on which interest has been paid to but excluding the following Payment Date.

Accrued interest for each Interest Period will be calculated by multiplying (i) the face amount of a Floating Rate Note; (ii) the applicable interest rate, and (iii) the actual number of days in the related Interest Period, and dividing the resulting product by 360.

[The Floating Rate Notes will also have ([in each case] expressed as a rate per annum): [(i) a maximum limitation, or ceiling, on the rate at which interest may accrue during any interest period and (ii) a minimum limitation, or floor, on the rate at which interest may accrue during any interest period.  In addition to the maximum interest rate applicable to the Floating Rate Notes, the interest rate applicable to the Floating Rate Notes will in no event be higher than the maximum rate permitted by applicable law, as the same may be modified by United States law of general application.]]

“One-Month LIBOR” means, with respect to any Interest Period, the London interbank offered rate for deposits in U.S. dollars having a maturity of one month commencing on the related LIBOR Determination Date which appears on the Bloomberg Screen BBAM Page as of 11:00 a.m., London time, on such LIBOR Determination Date; provided, however, that for the first Interest Period, LIBOR shall mean an interpolated rate for deposits based on London interbank offered rates for deposits in U.S. dollars for a period that corresponds to the actual number of days in the first Interest Period.  If the rates used to determine LIBOR do not appear on the Bloomberg Screen BBAM Page, the rates for that day will be determined on the basis of the rates at which deposits in U.S. dollars, having a maturity of one month and in a principal balance of not less than U.S. $1,000,000 are offered at approximately 11:00 a.m., London time, on such LIBOR Determination Date to prime banks in the London interbank market by the Reference Banks.  The Indenture Trustee will request the principal London office of each Reference Bank to provide a quotation of its rate.  If at least two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of all such quotations.  If fewer than two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of the offered per annum rates that one or more leading banks in New York City, selected by the Indenture Trustee (after consultation with the Depositor), are quoting as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date to leading European banks for United States dollar deposits for that maturity; provided that if such selected Banks are not quoting as described in this sentence, LIBOR in effect for the applicable Interest Period will be LIBOR in effect for the previous Interest Period. The “Reference Banks” for any LIBOR Determination Date are the four major banks in the London interbank market selected by the Indenture Trustee (after consultation with the Depositor).

“LIBOR Determination Date” means, (i) with respect to the first Payment Date, the second London Business Day prior to the Closing Date and (ii) with respect to each subsequent Payment Date, the second London Business Day prior to the immediately preceding Payment Date.

“London Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in London, England are authorized or obligated by law or government decree to be closed.

The Indenture Trustee will determine LIBOR for each Interest Period on the related LIBOR Determination Date.  All determinations of LIBOR by the Indenture Trustee, in the absence of manifest error, will be conclusive for all purposes and binding on the Noteholders.]

Payments of Principal

Principal payments will be made to the Noteholders on each Payment Date commencing [________], 20[__].  Payments of interest on the Notes will generally be made prior to payments of principal.  [During the Revolving Period, only payments of interest will be made on the Notes.]  For additional information, you should refer to “Payments to Noteholders” in this prospectus.

On each Payment Date [during the Amortization Period], except after an Event of Default resulting in the acceleration of the Notes, from the amounts allocated to the Noteholders to pay principal described in clauses (3), (5) and (7) under “Payments to Noteholders—Priority of Payments” in this prospectus, the Issuing Entity will pay principal of each class of Notes in the following order of priority:

(1) to the Class A-1 Notes until the principal amount of the Class A-1 Notes is reduced to zero; then

(2) to the Class A-2[a] Notes [and the Class A-2b Notes, pro rata, based on the outstanding principal amounts of each of those classes of notes,]  until the principal amount of [the Class A-2 Notes][each such note] is reduced to zero; then

(3) to the Class A-3 Notes until the principal amount of the Class A-3 Notes is reduced to zero; then

(4) to the Class A-4 Notes until the principal amount of the Class A-4 Notes is reduced to zero; and then

(5) to the Class B Notes until the principal amount of the Class B Notes is reduced to zero.

If the Notes are declared to be due and payable following the occurrence of an Event of Default, the Issuing Entity will pay principal of all classes of Notes from funds allocated to the Noteholders, first, to the Class A-1 Notes until the principal amount of the Class A-1 Notes is reduced to zero, second, pro rata, based upon their respective unpaid principal amount, to the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes until the principal amount of each such class of the Notes is reduced to zero, and third, to the Class B Notes until the principal amount of the Class B Notes is reduced to zero.  For additional information regarding Events of Default, you should refer to “Description of the Notes—Indenture––Events of Default, Rights Upon Event of Default” in this prospectus.

The principal amount of each class of Notes will be due on the respective Final Scheduled Payment Dates indicated on the front cover of this prospectus (the “Class A-1 Final Scheduled Payment Date,” the “Class A-2[a] Final Scheduled Payment Date,” [the “Class A-2b Final Scheduled Payment Date,”] the “Class A-3 Final Scheduled Payment Date,” the “Class A-4 Final Scheduled Payment Date” and the “Class B Final Scheduled Payment Date,” respectively, and each a “Final Scheduled Payment Date”).  The actual date on which the aggregate outstanding principal amount of any class of Notes is paid may be earlier than the respective Final Scheduled Payment Dates described above based on a variety of factors, including those described under “Prepayment and Yield Considerations” and “Weighted Average Lives of the Notes” in this prospectus.

For additional information, you should refer to “Payments to Noteholders—Calculation of Principal Distribution Amounts” and “—Priority of Payments” in this prospectus.

Allocation of Losses

If losses on the Receivables exceed the amount of available credit enhancement, such losses will not be allocated to write down the principal amount of any class of Notes.  Instead, the amount available to make payments on the Notes will be reduced to the extent of such losses.  If the available credit enhancement is not sufficient to cover all amounts payable on the Notes, Notes having a later Final Scheduled Payment Date generally will bear a greater risk of loss than Notes having an earlier Final Scheduled Payment Date.

Indenture

Modification of Indenture.  The Issuing Entity and the Indenture Trustee may, with the consent of the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the Indenture, or modify (except as provided below) in any manner the rights of the Noteholders.  For purposes of determining whether the Noteholders of the requisite percentage of the outstanding amount of the Controlling Class or any class of Notes have given any request, demand, authorization, direction, notice, consent, or waiver under the Indenture or other Transfer and Servicing Agreements, Notes held or owned by the Issuing Entity, any other obligor upon the Notes, TAFR LLC, TMCC or any affiliate of any of the foregoing will be disregarded and deemed not to be “outstanding.”

The Issuing Entity and the Indenture Trustee may also enter into supplemental indentures with prior notice to the rating agencies engaged by TMCC to rate the Notes (each, a “Rating Agency”) and without obtaining the consent of the Securityholders, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of such Noteholders; provided, that either (i) an officer’s certificate has been delivered by the Servicer to the Owner Trustee and the Indenture Trustee certifying that such officer reasonably believes that such supplemental indenture will not materially and adversely affect the interest of any such Noteholder or (ii) upon 10 days following notice to the Rating Agencies of the proposed supplemental indenture, each Rating Agency either has provided the Indenture Trustee a letter to the effect that such action will not result in the reduction or withdrawal of any rating it currently assigns to any class of Notes or has not notified the Indenture Trustee that such action might or would result in the reduction or withdrawal of the rating it has currently assigned to any class of Notes.

Additionally, the Issuing Entity and the Indenture Trustee may also enter into supplemental indentures, without obtaining the consent of the Securityholders, but with prior notice to the Rating Agencies, for the purpose of, among other things, correcting or amplifying the description of the collateral, evidencing the assumption of the Issuing Entity’s obligations under the Indenture, the Notes and the Certificate, as applicable, by a permitted successor to the Issuing Entity, adding additional covenants of the Issuing Entity for the benefit of the Noteholders [and/or the Swap Counterparty], surrendering rights of the Issuing Entity, conveying, or otherwise transferring or pledging, property to or with the Indenture Trustee, evidencing and providing for the appointment of a successor indenture trustee or adding or changing any of the provisions of the Indenture as necessary and permitted to facilitate the administration by more than one indenture trustee, and modifying, eliminating or adding to the provisions of the Indenture in order to comply with the Trust Indenture Act of 1939, as amended.

Subject to the terms described in the following paragraph, the Issuing Entity and the Indenture Trustee may also, with prior notice to the Rating Agencies, enter into an indenture or indentures supplemental to the indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of such indenture or of modifying in any manner the rights of the Noteholders under such indenture; provided, that holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, have consented to such amendment.

Without the consent of the holder of each such outstanding Note affected thereby, no supplemental indenture will: (i) change the due date of any installment of principal of or interest on any such Note or reduce the principal amount of any such Note, the interest rate specified thereon or the redemption price with respect thereto or change any place of payment where, or the coin or currency in which, any such Note or any interest thereon is payable; (ii) impair the right to bring suit for the enforcement of certain provisions of the Indenture regarding payment; (iii) reduce the percentage of the aggregate amount of the outstanding Notes, the consent of the holders of which is required for any such supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the Indenture or of certain defaults under the Indenture and their consequences as provided for in the Indenture; (iv) modify or alter the provisions of the Indenture regarding the voting of Notes held by the Issuing Entity, any other obligor on such Notes, the Depositor or an affiliate of any of them; (v) reduce the percentage of the aggregate outstanding amount of such Notes, the consent of the holders of which is required to direct the Indenture Trustee to sell or liquidate the Trust Estate if the proceeds of such sale would be insufficient to pay the principal amount and accrued but unpaid interest on the outstanding Notes; (vi) decrease the percentage of the aggregate principal amount of such Notes required to amend the sections of the Indenture which specify the applicable percentage of aggregate principal amount of the Notes necessary to amend the Indenture or certain other related agreements; or (vii) permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any of the collateral for such Notes or, except as otherwise permitted or contemplated in such Indenture, terminate the lien of such Indenture on any such collateral or deprive the holder of any such Note of the security afforded by the lien of such Indenture.

Events of Default; Rights Upon Event of Default.  With respect to the Notes, an event of default under the Indenture (an “Event of Default”) will consist of: (i) a default for five business days or more in the payment of any interest on any Note of the Controlling Class; (ii) a default in the payment of the principal of any such Note on the related Final Scheduled Payment Date; (iii) a default in the observance or performance of any covenant or agreement of the Issuing Entity made in the Indenture which materially and adversely affects interests of the Noteholders and the continuation of any such default for a period of 90 days after written notice of such default is given to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class; (iv) any representation or warranty made by the Issuing Entity in the Indenture or in any certificate delivered pursuant thereto or in connection therewith having been incorrect in a material respect as of the time made which materially and adversely affects the interests of the Noteholders, and such breach not having been cured within 60 days after written notice of such breach is given to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class; or (v) certain events of bankruptcy, insolvency, receivership or liquidation of the Issuing Entity (which, if involuntary, remains unstayed for more than 90 days).

Notwithstanding the foregoing, the amount of principal required to be paid to Noteholders under the Indenture will generally be limited to amounts available to be deposited in the Collection Account.  Therefore, the failure to pay principal on a class of Notes generally will not result in the occurrence of an Event of Default until the Final Scheduled Payment Date for such class of Notes.  Notwithstanding the foregoing, if a delay in or failure of performance referred to under clauses (i) through (iv) above was caused by force majeure or other similar occurrence, the grace period described in the applicable clause will be extended for a period of 30 calendar days.  In addition, as described below, following the occurrence of an Event of Default (other than an Event of Default related to the failure to make required payments) resulting in an acceleration of the maturity of the Notes, the Indenture Trustee is not required to sell the assets of the Issuing Entity (as described above under “Capitalization of the Issuing Entity” in this prospectus), and the Indenture Trustee may sell the assets of the Issuing Entity only after meeting requirements specified in the Indenture.  Under those circumstances, even if the maturity of the Notes has been accelerated, there may not be any funds to pay the principal owed on the Notes.

If an Event of Default should occur and is continuing, the Indenture Trustee or holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, may declare the principal of such Notes to be immediately due and payable.  Such declaration may be rescinded by the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, if:

(i)           the Issuing Entity has paid or deposited with the Indenture Trustee a sum sufficient to pay:

(A)	all payments of principal of and interest on the Notes and all other amounts that would then be due on such Notes if the Event of Default giving rise to such acceleration had not occurred; and

(B)
all sums paid by the Indenture Trustee under the Indenture or the Owner Trustee under the Trust Agreement and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and the Owner Trustee and their respective agents and counsel; and

(ii)	all Events of Default, other than the nonpayment of the principal or interest of the Notes that has become due solely by such acceleration, have been cured or waived.

[An Event of Default during the [Prefunding][Revolving] Period may cause the early termination of the [Prefunding][Revolving] Period[, in which case, any amounts remaining on deposit in the Prefunding Account will be deposited in the Collection Account][and the commencement of payments of principal on the Notes].]

If the Notes are due and payable following an Event of Default, the Indenture Trustee may institute proceedings to collect amounts due, exercise remedies as a secured party, including foreclosure or sale of the Trust Estate or elect to have the Issuing Entity maintain possession of the Trust Estate and continue to apply proceeds from the Trust Estate as if there had been no declaration of acceleration.  However, the Indenture Trustee is prohibited from selling the Trust Estate following an Event of Default, other than a default in the payment of any principal on the Final Scheduled Payment Date of a Note or a default for five days or more in the payment of any interest on any Note of the Controlling Class, unless (i) the holders of all such outstanding Notes of the Controlling Class consent to such sale, (ii) the proceeds of such sale are sufficient to pay in full the principal of and the accrued interest on the outstanding Notes at the date of such sale or (iii) the Indenture Trustee determines that the proceeds of the Trust Estate would not be sufficient on an ongoing basis to make all payments on the Notes as such payments would have become due if such obligations had not been declared due and payable, and the Indenture Trustee obtains the consent of the holders of 66 2/3% of the aggregate outstanding principal amount of such Notes of the Controlling Class.  In the event of a sale of the assets of the Trust Estate by the Indenture Trustee following an Event of Default, the Noteholders will receive notice and an opportunity to submit a bid in respect of such sale.

If an Event of Default occurs and is continuing and the Indenture Trustee has actual knowledge of such Event of Default, the Indenture Trustee will be obligated to mail to each Noteholder notice of the Event of Default within 90 days of the Indenture Trustee’s discovery thereof in the case of an Event of Default in payment of principal on the Final Scheduled Payment Date of a Note or of interest on any Note of the Controlling Class, the Indenture Trustee may withhold the notice to Noteholders if and so long as a committee of its officers in good faith determines that withholding the notice is in the best interests of Noteholders.

Subject to the provisions of the Indenture relating to the duties of the Indenture Trustee, if an Event of Default occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of such Notes if the Indenture Trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with such request.  Subject to the provisions for indemnification and certain limitations contained in the Indenture, the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the Indenture Trustee or exercising any trust or power conferred on the Indenture Trustee, and the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, may, in certain cases, waive any default under the Indenture except a default in (i) the deposit of collections or other required amounts, (ii) any required payment from amounts held in any Trust Account in respect of amounts due on the Notes, (iii) payment of principal or interest or (iv) a default in respect of a covenant or provision of the Indenture that cannot be modified without the waiver or consent of all the holders of such outstanding Notes of the Controlling Class.

Any Notes owned by the Depositor, the Servicer or any of their respective affiliates will be entitled to equal and proportionate benefits under the Indenture, except that such Notes, while owned by the Depositor, the Servicer or any of their respective affiliates, will not be considered to be outstanding for the purpose of determining whether the requisite percentage of Noteholders have given any request, demand, authorization, direction, notice, consent or other action under the Indenture.

No holder of a Note will have the right to institute any proceeding with respect to the Indenture, unless (i) such holder previously has given to the Indenture Trustee written notice of a continuing Event of Default, (ii) the holders of not less than 25% in principal amount of the outstanding Notes of the Controlling Class have made written request to the Indenture Trustee to institute such proceeding in its own name, (iii) such holder or holders have offered the Indenture Trustee reasonable indemnity, (iv) the Indenture Trustee has for 30 days failed to institute such proceeding and (v) no direction inconsistent with such written request has been given to the Indenture Trustee during such 30 day period by the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class,.

In addition, the Indenture Trustee and the Noteholders, by accepting the Notes, covenant that they will not at any time institute against the Issuing Entity or the Depositor any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

With respect to the Issuing Entity, neither the Indenture Trustee nor the Owner Trustee in its individual capacity, nor any holder of the Certificate representing an ownership interest in the Issuing Entity nor any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the Notes or for the agreements of the Issuing Entity contained in the Indenture.

Certain Covenants.  The Indenture will provide that the Issuing Entity may not consolidate with or merge into any other entity, unless, among other things, (i) the entity formed by or surviving such consolidation or merger is organized under the laws of the United States, any state or the District of Columbia, (ii) such entity expressly assumes the Issuing Entity’s obligation to make due and punctual payments upon the Notes and the performance or observance of every agreement and covenant of the Issuing Entity under the Indenture, (iii) no Event of Default has occurred and is continuing immediately after such merger or consolidation, (iv) the Issuing Entity has been advised that the rating of the Notes then in effect would not be reduced or withdrawn by the Rating Agencies as a result of such merger or consolidation and (v) the Issuing Entity has received an opinion of counsel to the effect that such consolidation or merger would have no material adverse tax consequence to the Issuing Entity or to any Securityholder.

The Issuing Entity will not, among other things, (i) except as expressly permitted by the Indenture, the Transfer and Servicing Agreements or certain related documents with respect to the Issuing Entity (collectively, the “Related Documents”), sell, transfer, exchange or otherwise dispose of any of the assets of the Issuing Entity, (ii) claim any credit on or make any deduction from the principal and interest payable in respect of the Notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended (referred to in this prospectus as the “Code”) or applicable state law) or assert any claim against any present or former holder of the Notes because of the payment of taxes levied or assessed upon the Issuing Entity, (iii) except as expressly permitted by the Related Documents, dissolve or liquidate in whole or in part, (iv) permit the validity or effectiveness of the Indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the Notes under the Indenture except as may be expressly permitted thereby or (v) permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance to be created on or extend to or otherwise arise upon or burden the assets of the Issuing Entity or any part thereof, or any interest in the assets of the Issuing Entity or the proceeds thereof.

The Issuing Entity may not engage in any activity other than as specified in this prospectus.  The Issuing Entity will not incur, assume or guarantee any indebtedness other than indebtedness incurred pursuant to the Notes and the Indenture or otherwise in accordance with the Related Documents.

Indenture Trustee’s Annual Report.  The Indenture Trustee will be required to distribute each year to all Noteholders a brief report relating to its eligibility and qualification to continue as Indenture Trustee under the Indenture, any amounts advanced by it under the Indenture, the amount, interest rate and maturity date of certain indebtedness owing by the Issuing Entity to the Indenture Trustee in its individual capacity, the property and funds physically held by the Indenture Trustee as such and any action taken by it that materially affects the Notes and that has not been previously reported.

Satisfaction and Discharge of Indenture.  The Indenture will be discharged with respect to the collateral securing the Notes upon the delivery to the Indenture Trustee for cancellation of all such Notes or, with certain limitations, upon deposit with the Indenture Trustee of funds sufficient for the payment in full of all such Notes.

Notices

Noteholders of record will be notified in writing by the Indenture Trustee of any Event of Default or termination of, or appointment of a successor to, the Servicer promptly upon a Trust Officer (as defined in the Sale and Servicing Agreement) obtaining actual knowledge thereof.  While Notes are held in book-entry form, these notices will be delivered by the Indenture Trustee to The Depository Trust Company (“DTC”).  If Notes are issued in definitive form, these notices will be mailed to the addresses provided to the Indenture Trustee by the holders of record as of the relevant record date.  Such notices will be deemed to have been given as of the date of delivery to DTC or mailing.

Governing Law

The Indenture and Notes are governed by and shall be construed in accordance with the laws of the State of New York applicable to agreements made in and to be performed wholly within such jurisdiction.

Minimum Denominations

The Notes of each class shall be issued in U.S. Dollars in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof (except for one Note of each class which may be issued in a denomination other than an integral multiple of $1,000).  Each class of Notes will initially be represented by one or more Notes registered in the name of the nominee of DTC (together with any successor depository selected by the Issuing Entity, the “Depository”) and will be registered in the name of Cede & Co., as the nominee of DTC, the clearing agency.  Accordingly, such nominee is expected to be the holder of record of the Notes of each class.  Unless and until Definitive Notes are issued under the limited circumstances described in this prospectus, no Noteholder will be entitled to receive a physical certificate representing a Note.  All references in this prospectus to actions by Noteholders refer to actions taken by DTC upon instructions from its participating organizations (the “DTC Participants”) and all references in this prospectus to payments, notices, reports and statements to Noteholders refer to payments, notices, reports and statements to DTC or its nominee, as the registered holder of the Notes, for distribution to Noteholders in accordance with DTC’s procedures with respect thereto.  For additional information, you should refer to “Description of the Notes—Book-Entry Registration” and “—Definitive Securities” in this prospectus.

Book-Entry Registration

General

Upon issuance, all Notes in book-entry form having the same original issue date, maturity and otherwise having identical terms and provisions will be represented by one or more fully registered global notes.  Each global note will be deposited with, or on behalf of, DTC, as depository, registered in the name of DTC or a nominee of DTC.

Except as described below, a global note may not be transferred except as a whole: (1) by DTC to a nominee of DTC; (2) by a nominee of DTC to DTC or another nominee of DTC; (3) by DTC or any nominee to a successor of DTC or a nominee of the successor.

So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be the sole holder of the Notes in book-entry form represented by the global note for all purposes under the Indenture. Except as otherwise provided in this section, the actual purchasers, or “Beneficial Owners,” of the global note or Notes representing Notes in book-entry form will not be entitled to receive physical delivery of Notes in certificated form and will not be considered to be the holders of the Notes for any purpose under the Indenture, and no global note representing Notes in book-entry form will be exchangeable or transferable. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if a person is not a participant, on the procedures of the participant through which the person owns its interest in order to exercise any rights of a holder under the Indenture.

We may elect to allow Beneficial Owners to hold their interest in a Global Note held by DTC through Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank SA/NV, as operator of the Euroclear system (“Euroclear”), if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their customers through accounts held in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold the interests in the depositaries’ names on the books of DTC.

We understand that under existing industry practices, if we request any action of holders or if a Beneficial Owner of a global note desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take the desired action, and the participants would authorize Beneficial Owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of Beneficial Owners. Euroclear or Clearstream, as the case may be, will take action on behalf of their participants only in accordance with its relevant rules and procedures and subject to its respective depositaries’ ability to effect such actions on its behalf through DTC.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive certificated form. These limits and laws may impair the ability to transfer beneficial interests in a global note representing Notes in book-entry form. Further, because DTC can act only on behalf of its participants, who in turn act on behalf of indirect participants, the ability of Beneficial Owners to pledge their interest in the Notes to persons or entities that do not participate in the DTC system, or otherwise take action with respect to such interest, may be limited by the lack of a definitive certificate of such interest.

Settlement Procedures

The initial depository for the Notes will be DTC. The depository will act as securities depository for the Notes in book-entry form. The Notes in book-entry form will be issued as fully registered securities registered in the name of Cede & Co., the depository’s nominee or such other name as may be requested by an authorized representative of DTC. One global note will be issued to represent each $500,000,000 of aggregate principal amount of Notes of the same issue. Additional global notes will be issued to represent any remaining principal amount of the issue.

Purchases of Notes in book-entry form under DTC’s system must be made by or through direct participants, which will receive a credit for Notes in book-entry form on DTC’s records. The ownership interest of each Beneficial Owner is in turn recorded on the records of direct participants and indirect participants. Beneficial Owners of Notes in book-entry form will not receive written confirmation from DTC of their purchase, but each Beneficial Owners is expected to receive written confirmation providing details of the related transaction, as well as periodic statements of its holdings, from the direct or indirect participant through which such Beneficial Owner entered into the related transaction. Transfers of ownership interests in a global note representing Notes in book-entry form are accomplished by entries made on the books of participants acting on behalf of the Beneficial Owners. Beneficial Owners of global notes representing Notes in book-entry form will not receive Notes in certificated form representing their ownership interests in the Notes, unless use of the book-entry system for Notes in book-entry form is discontinued.

To facilitate subsequent transfers, all global notes representing Notes in book-entry form which are deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the global notes representing the Notes in book-entry form; DTC’s records reflect only the identity of the direct participants to whose accounts the Notes in book-entry form are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers and for forwarding all notices concerning the Notes to their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the Notes in book-entry form are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global notes representing the Notes in book-entry form unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants, identified in a listing attached to the omnibus proxy, to whose accounts the Notes in book-entry form are credited on the applicable record date.

So long as DTC, or its nominee, is a registered owner of the global notes representing the Notes in book-entry form, we will make principal and interest payments on the global notes representing the Notes in book-entry form to DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from TAFR LLC or the Indenture Trustee, on the applicable Payment Date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participant and not of DTC, the Indenture Trustee or TAFR LLC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of TAFR LLC or the Indenture Trustee. Disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of payments to the Beneficial Owners is the responsibility of direct participants and indirect participants. Distributions with respect to Notes held through Clearstream or Euroclear will be credited, to the extent received by their respective depositaries, to the cash accounts of their participants in accordance with the relevant system’s rules and procedures.

DTC may discontinue providing its services as securities depository with respect to the Notes in book-entry form at any time by giving reasonable notice to TAFR LLC or the Indenture Trustee. Under these circumstances, if a successor securities depository is not obtained, Notes in certificated form are required to be printed and delivered.

We may decide (subject to the procedures of the securities depository) to discontinue use of a system of book-entry transfers through the depository or a successor securities depository. In that event, Notes in definitive certificated form will be printed and delivered.

If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days, we will issue Notes in certificated form in exchange for the Notes represented by the global notes. In addition, we may at any time and in our sole discretion determine (subject to the procedures of the securities depositary) to discontinue use of a global note and, in that event, will issue Notes in certificated form in exchange for the Notes represented by the global note. The Notes of each class shall be issued in U.S. Dollars in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof (except for one Note of each class which may be issued in a denomination other than an integral multiple of $1,000) and will be issued in registered form only, without coupons.

Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any Notes where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between participants of DTC, or “DTC Participants.”  Secondary market sales of Notes held in DTC between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations.

Trading between participants of Euroclear, or “Euroclear Participants” and/or participants of Clearstream, or “Clearstream Participants.”  Secondary market sales of beneficial interests in the Notes held through Euroclear or Clearstream to purchasers that will hold beneficial interests through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds.

Trading between DTC Seller and Euroclear/Clearstream Purchaser.  When book-entry interests in Notes are to be transferred from the account of a DTC Participant to the account of a Euroclear or Clearstream accountholder, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day (European time) prior to the settlement date, in accordance with its rules and procedures and within its established deadlines (European time). Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC Participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to the U.S. depositary for Euroclear or Clearstream, as the case may be. Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next business day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date (which will be the preceding business day (European time) if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date. Since the settlement will occur during New York business hours, a DTC Participant selling an interest in the Notes can use its usual procedures for transferring notes to the U.S. depositary for Euroclear or Clearstream, as the case may be, for the benefit of Euroclear Participants or Clearstream Participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC Participants.

Trading between a Euroclear or Clearstream Seller and a DTC Purchaser.  Due to time zone differences in their favor, Euroclear Participants and Clearstream Participants can use their usual procedures to transfer Notes through the applicable U.S. depositary to a DTC Participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day (European time) prior to the settlement date. Euroclear or Clearstream will then instruct its U.S. Depositary to credit the Notes to the DTC Participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream Participant on the following business day (European time), but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding business day (European time) if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

The Clearing Systems

DTC.  DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC Direct Participants deposit with DTC.  DTC also facilitates the post-trade settlement among DTC Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between DTC Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates.  DTC Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.  DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).  DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies.  DTCC is owned by the users of its regulated subsidiaries.  Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a DTC Direct Participant, either directly or indirectly. The DTC Rules applicable to DTC Direct Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Clearstream.  Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds securities for Clearstream Participants and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depository in Luxembourg, Clearstream is subject to regulation by the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.  Distributions with respect to the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear.  Euroclear holds securities and book-entry interests in securities for Euroclear Participants and facilitates the clearance and settlement of securities transactions between Euroclear Participants, and between Euroclear Participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries.  Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear Participants include investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations. Non-participants in Euroclear may hold and transfer beneficial interests in a global note through accounts with a Euroclear Participant or any other securities intermediary that holds a book-entry interest in a global note through one or more securities intermediaries standing between such other securities intermediary and Euroclear.  Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants. Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depository for Euroclear.

Although the foregoing sets out the procedures of Euroclear, Clearstream and DTC in order to facilitate the transfers of interests in the Notes among participants of DTC, Clearstream and Euroclear, none of Euroclear, Clearstream or DTC is under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor any agent or any paying agent, any underwriter or any affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the Securities Act will have any responsibility for the performance by DTC, Euroclear and Clearstream or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the arrangements described above.

Definitive Securities

The Certificate will be issued in fully registered, certificated form (the “Definitive Certificates”).  The Notes will be issued in fully registered, certificated form (“Definitive Notes” and together with the Definitive Certificates, collectively referred to in this prospectus as “Definitive Securities”) to Noteholders or their respective nominees, instead of to DTC or its nominee, only if (i) DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to such Notes and the Administrator or the Owner Trustee is unable to locate a qualified successor (and if it is the Administrator that has made such determination, the Administrator so notifies the Indenture Trustee in writing), (ii) the Depositor or the Administrator or the Indenture Trustee, as applicable, at its option, elects to terminate the book-entry system through DTC or (iii) after the occurrence of an Event of Default or a Servicer Default with respect to the Notes, holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, advise the Indenture Trustee through DTC in writing that the continuation of a book-entry system through DTC (or a successor to DTC) with respect to the Notes is no longer in the best interest of the holders of the Notes.

Upon the occurrence of any event described in the immediately preceding paragraph, the Indenture Trustee will be required to notify all applicable Noteholders through participants of the availability of Definitive Notes.  Upon surrender by DTC of the definitive certificates representing the corresponding Notes and receipt of instructions for re-registration, the Indenture Trustee will reissue such Notes as Definitive Notes to such Noteholders.

Payments of principal of, and interest on, such Definitive Notes will thereafter be made by the Indenture Trustee in accordance with the procedures described in the Indenture or the Trust Agreement, as applicable, directly to holders of Definitive Notes in whose names the Definitive Notes were registered at the close of business on the applicable Record Date.  Such payments will be made by check mailed to the address of such holder as it appears on the register maintained by the Indenture Trustee.  The final payment on any such Definitive Note, however, will be made only upon presentation and surrender of such Definitive Note at the office or agency specified in the notice of final payment to the applicable Noteholders.  The Indenture Trustee will provide such notice to the applicable Noteholders not less than 15 or more than 30 days prior to the date on which such final payment is expected to occur.

Definitive Securities will be transferable and exchangeable at the offices of the applicable trustee or of a registrar named in a notice delivered to holders of Definitive Securities.  No service charge will be imposed for any registration of transfer or exchange, but the Indenture Trustee or the Owner Trustee, as applicable, may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

List of Securityholders

Separately from the requirement to include a request to communicate in a Form 10-D, three or more holders of the Notes or one or more holders of the Notes evidencing not less than 25% of the aggregate outstanding principal amount of the Notes may, by written request to the Indenture Trustee, obtain access to the list of all Noteholders maintained by the Indenture Trustee for the purpose of communicating directly with other Noteholders with respect to their rights under the Indenture or under the Notes.  The Indenture Trustee may elect not to afford the requesting Noteholders access to the list of Noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting Noteholders, to all Noteholders.

The Depositor or an affiliate will be the initial Certificateholder.

The Trust Agreement and Indenture will not provide for the holding of annual or other meetings of Securityholders.

Reports to Securityholders

On or prior to each Payment Date, the Servicer will prepare and provide to the Indenture Trustee and the Owner Trustee statements to be delivered to the Noteholders and Certificateholders, respectively, on such Payment Date.  Each such statement to be delivered to Securityholders will include (to the extent applicable) the following information as to the Notes and as to the Certificate with respect to such Payment Date or the period since the previous Payment Date, as applicable:

•	the amount of the payments received on the Receivables;

•	the amount of the payment allocable to the principal amount of each class of Notes;

•	the amount of the payment allocable to interest on each class of Notes;

•	the number of Receivables, the Pool Balance and the Adjusted Pool Balance as of the close of business on the first day and the last day of the related Collection Period;

•	the aggregate outstanding principal amount and the Pool Factor for each class of Notes, before and after giving effect to all payments in respect of principal on such Payment Date;

•
the amount of the Basic Servicing Fee paid to the Servicer, the amount of any unpaid Basic Servicing Fee, if any, and the change in that amount from that of the prior Payment Date and the amount of any additional servicing compensation paid to the Servicer, each with respect to the related Collection Period;

•	[One-Month LIBOR for the immediately succeeding Interest Period;]

•	[the Interest Rate for the Interest Period relating to the succeeding Payment Date for the Class A-2b Notes; ]

•	[the amounts, if any, payable by [or due to] the [Swap][Cap] Counterparty for the related Payment Date; ]

•	the aggregate amounts of shortfalls of interest and principal applicable to each class of Notes, and the change in such amounts from the preceding statement;

•
the balance[s] of the Reserve Account [and the Prefunding Account][amounts collected in respect of principal during the Revolving Period that have not been used to purchase subsequent Receivables] on such date, (i) before giving effect to changes thereto on that date and the amount of those changes and (ii) after giving effect to changes thereto on that date and the amount of those changes;

•	the Available Collections;

•	[payments to and from [the third party credit or cash flow enhancement provider];]

•	delinquency and loss information on the Receivables for the related Collection Period;

•
any material change in practices with respect to charge-offs, collection and management of delinquent Receivables, and the effect of any grace period, re-aging, re-structure, partial payments or other practices on delinquency and loss experience;

•	any material modifications, extensions or waivers to Receivables terms, fees, penalties or payments during the Collection Period;

•	any material breaches of representations, warranties or covenants contained in the Transfer and Servicing Agreements;

•	any new issuance of notes or other securities backed by the Receivables; and

•	any material change in the underwriting, origination or acquisition of Receivables.

[To be included for offerings after November 23, 2016:]  [The Servicer will also prepare asset level data about the Receivables Pool for this securitization transaction for the prior month and file this information with the SEC on Form ABS-EE at the time of filing the Form 10-D.  The Form ABS-EE will be incorporated by reference into the Form 10-D.  The asset data files will provide detailed information about the Receivables, the Financed Vehicles, the Obligors, activity on the Receivables and the servicing of the Receivables.]

Within the prescribed period of time for tax reporting purposes after the end of each calendar year, the applicable Trustee will mail to each person who at any time during such calendar year has been a Securityholder and received any payment on the Securities held by such Person a statement containing certain information for the purposes of such Securityholder’s preparation of federal income tax returns.  The Servicer will make the foregoing statements available to the Noteholder each month via its Internet website, which is presently located at http://www.toyotafinancial.com.  For additional information, you should refer to “Certain Federal Income Tax Consequences” in this prospectus.

PAYMENTS TO NOTEHOLDERS

On the second Business Day preceding each Payment Date (each, a “Determination Date”), the Servicer will inform the Owner Trustee and the Indenture Trustee of, among other things, the amount of funds collected on or in respect of the Receivables[, the amounts [due to or] payable by the [Swap][Cap] Counterparty] and the Servicing Fee (which includes any Supplemental Servicing Fee) payable to the Servicer, in each case with respect to the related Collection Period.  On or before each Determination Date, the Servicer will also determine the First Priority Principal Distribution Amount, the Second Priority Principal Distribution Amount, the Regular Principal Distribution Amount and, based on the Available Collections and other amounts available for distribution on the related Payment Date as described below, the amount to be distributed to the Securityholders.

The Indenture Trustee will make payments to the Noteholders out of the amounts on deposit in the Collection Account.  The amounts to be distributed to the Noteholders will be determined in the manner described below.

Calculation of Available Collections

The amount of funds available for payment on a Payment Date (without taking into account amounts withdrawn from the Reserve Account, if available) (“Available Collections”) will generally be the sum (without duplication) of the following amounts with respect to the Collection Period preceding such Payment Date or, in the case of the first Payment Date, the period from the [Initial] Cutoff Date through the last day of the calendar month preceding such Payment Date:

(i)	all collections of interest and principal on or in respect of the Receivables other than Defaulted Receivables;
[(ii)
any amounts payable by the [Swap][Cap] Counterparty and [amounts remaining on deposit in the Prefunding Account on or after the last day of the Prefunding Period][principal collected on the Receivables that were not used to purchase additional Receivables by the end of the Revolving Period];]

([ii][iii])
all insurance proceeds and proceeds of the liquidation of Defaulted Receivables, net of expenses incurred by the Servicer in accordance with its Customary Servicing Practices in connection with such liquidation, including amounts received in subsequent Collection Periods as and when received;

([iii][iv])
all Warranty Purchase Payments with respect to Warranty Receivables repurchased by the Sponsor and Administrative Purchase Payments with respect to Administrative Receivables purchased by the Servicer, in each case in respect of such Collection Period;

([iv][v])	any recovery in respect of any Receivable pursuant to any Dealer Recourse; and
([v][vi])	the amount paid by the Servicer pursuant to any exercise of the Servicer’s option, if any, to purchase the Receivables.

Available Collections on any Payment Date will exclude late fees, extension fees and other administrative fees and expenses or similar charges allowed by applicable law with respect to the Receivables (which amounts are payable to the Servicer as supplemental servicing fees (together with investment earnings on deposit in the Collection Account, the “Supplemental Servicing Fee”)).

“Defaulted Receivable” means a Receivable (other than an Administrative Receivable or a Warranty Receivable) as to which (a) all or any part of a Scheduled Payment is 120 or more days past due, or (b) if all or any part of a Scheduled Payment is less than 120 days past due, the Servicer has, in accordance with its Customary Servicing Practices, (i) determined that eventual payment in full is unlikely, (ii) repossessed and liquidated the related Financed Vehicle or (iii) repossessed and held the related Financed Vehicle in its repossession inventory for 90 days, whichever of clauses (i), (ii) or (iii) occurs first.  The Principal Balance of any Receivable that becomes a Defaulted Receivable will be deemed to be zero as of the date it becomes a Defaulted Receivable.  The Servicer’s policy is to charge-off retail installment sales contracts as soon as disposition of the vehicle has been effected and sales proceeds have been received, and may in some circumstances charge-off an auto loan contract prior to repossession.  When repossession and disposition of the collateral related to a Receivable has not been effected, TMCC’s policy with respect to Receivables included in the Issuing Entity is to charge-off as soon as TMCC determines that the vehicle cannot be recovered, but not later than when the contract is 120 days contractually delinquent.

Calculation of Principal Distribution Amounts

First Priority Principal Distribution Amount.  The “First Priority Principal Distribution Amount” means, with respect to any Payment Date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the Class A Notes as of such Payment Date (before giving effect to any principal payments made on the Class A Notes on such Payment Date), over (b) the Adjusted Pool Balance as of the last day of the related Collection Period; provided, however, that (i) the First Priority Principal Distribution Amount on the Class A-1 Final Scheduled Payment Date shall not be less than the amount that is necessary to reduce the outstanding principal amount of the Class A-1 Notes to zero; (ii) the First Priority Principal Distribution Amount on the Class A-2[a] Final Scheduled Payment Date shall not be less than the amount that is necessary to reduce the outstanding principal amount of the Class A-2[a] Notes to zero; [(iii) the First Priority Principal Distribution Amount on the Class A-2b Final Scheduled Payment Date shall not be less than the amount that is necessary to reduce the outstanding principal amount of the Class A-2b Notes to zero;] ([iii][iv])the First Priority Principal Distribution Amount on the Class A-3 Final Scheduled Payment Date shall not be less than the amount that is necessary to reduce the outstanding principal amount of the Class A-3 Notes to zero; and ([iv][v]) the First Priority Principal Distribution Amount on the Class A-4 Final Scheduled Payment Date shall not be less than the amount that is necessary to reduce the outstanding principal amount of the Class A-4 Notes to zero.

The “Pool Balance” means, as of any date, an amount equal to the aggregate Principal Balance of the Receivables as of that date.

The “Adjusted Pool Balance” means, as of any date, the Pool Balance less the Yield Supplement Overcollateralization Amount.

The “Principal Balance” of a Receivable, as of any date, means an amount equal to the Amount Financed (as defined in the Sale and Servicing Agreement) minus the sum of (i) that portion of all Scheduled Payments actually received on or prior to such date allocable to principal, (ii) any Warranty Purchase Payment or Administrative Purchase Payment with respect to such Receivable allocable to principal (to the extent not included in clause (i) above) and (iii) any prepayments or other payments applied to reduce the unpaid Principal Balance of such Receivable (to the extent not included in clauses (i) and (ii) above).

Second Priority Principal Distribution Amount.  The “Second Priority Principal Distribution Amount” means, with respect to any Payment Date, an amount equal to (a) the excess, if any, of (i) the aggregate outstanding principal amount of the Class A Notes and the Class B Notes as of such Payment Date (before giving effect to any principal payments made on the Class A Notes and the Class B Notes on such Payment Date), over (ii) the Adjusted Pool Balance as of the last day of the related Collection Period minus (b) the First Priority Principal Distribution Amount for such Payment Date; provided, however, that the Second Priority Principal Distribution Amount on the Class B Final Scheduled Payment Date shall not be less than the amount that is necessary to reduce the outstanding principal amount of the Class B Notes to zero.

Regular Principal Distribution Amount.  The “Regular Principal Distribution Amount” means, with respect to any Payment Date, an amount equal to (a) the excess, if any, of (i) the aggregate outstanding principal amount of the Notes as of such Payment Date (before giving effect to any principal payments made on the Notes on such Payment Date), over (ii) the excess, if any, of the Adjusted Pool Balance as of the last day of the related Collection Period less the Overcollateralization Target Amount, minus (b) the sum of the First Priority Principal Distribution Amount and the Second Priority Principal Distribution Amount for such Payment Date.

The “Overcollateralization Target Amount” with respect to any Payment Date is equal to approximately [____]% of [the sum of (i)] the Adjusted Pool Balance as of the [Initial] Cutoff Date [and (ii) the amounts on deposit in the Prefunding Account on the Closing Date].

Priority of Payments

On each Payment Date, except after an Event of Default resulting in an acceleration of the Notes, the Issuing Entity will make the following payments in the following order of priority from Available Collections for the related Collection Period and, if necessary and available, from amounts withdrawn from the Reserve Account:

1.	Servicing Fee –– to the Servicer, the Total Servicing Fee payable (which includes any Supplemental Servicing Fee, to the extent not previously retained by the Servicer);

2.
Class A Note Interest [and Swap Counterparty] –– [pro rata, based on the aggregate outstanding principal amount of the Class A Notes and the amount of any swap termination payment and swap payment due and payable by the Issuing Entity to the Swap Counterparty under this clause 2: (i)] to the Class A Noteholders (pro rata based upon the aggregate amount of interest due to such Noteholders), accrued and unpaid interest on each class of the Class A Notes, together with any amounts that were to be paid pursuant to this clause (2) on any prior Payment Date but were not paid because Available Collections were not sufficient to make such payment (with interest accrued on such unpaid amounts at the rate or rates at which interest accrued on the related Notes during the relevant Interest Period or Interest Periods)[, (ii) to the Swap Counterparty, the amount of any termination payment due to the Swap Counterparty under the Swap Agreement due to a Swap Termination resulting from a payment default by the Issuing Entity or the insolvency of the Issuing Entity; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Class A Noteholders’ accrued and unpaid interest as of such payment date, such amounts will be applied to pay the portion, if any, of any Swap Termination payment referred to above remaining unpaid, and (iii) to the Swap Counterparty, the amount of interest at [____]% due to the Swap Counterparty under the Swap Agreement];

3.
Note Principal –– to the Noteholders for distribution in respect of principal of the Notes, in the priority described above under “Description of the Notes—Payments of Principal,” an amount equal to the First Priority Principal Distribution Amount for such Payment Date;

4.
Class B Note Interest –– to the Class B Noteholders, accrued and unpaid interest on the Class B Notes, together with any amounts that were to be paid pursuant to this clause (4) on any prior Payment Date but were not paid because Available Collections were not sufficient to make such payment (with interest accrued on such unpaid amounts at the rate at which interest accrued on the Class B Notes during the relevant Interest Period or Interest Periods);

5.
Note Principal –– to the Noteholders for distribution in respect of principal of the Notes, in the priority described above under “Description of the Notes—Payments of Principal,” an amount equal to the Second Priority Principal Distribution Amount for such Payment Date;

6.
Reserve Account Deposit –– to the Reserve Account, to the extent amounts then on deposit in the Reserve Account are less than the Specified Reserve Account Balance described below under “—Credit and Cash Flow Enhancement—Reserve Account,” until the amount on deposit in the Reserve Account equals such Specified Reserve Account Balance;

7.
Note Principal –– to the Noteholders for distribution in respect of principal of the Notes, in the priority described above under “Description of the Notes—Payments of Principal,” an amount equal to the Regular Principal Distribution Amount for such Payment Date; and

8.
Asset Representations Reviewer [and Swap Counterparty] –– [pro rata, based on amounts due,] to the Asset Representations Reviewer [and the Swap Counterparty] the amount of any [(i)] [monthly][quarterly] fees and Receivables review fees payable to the Asset Representations Reviewer in excess of $[____] [and (ii) Swap Termination payments due to the Swap Counterparty not payable in clause (ii) of clause (2) above.].]

9.	Excess Amounts –– to the Certificateholder, any remaining Available Collections for such Payment Date.

Payments After Occurrence of Event of Default Resulting in Acceleration

After an Event of Default that results in the acceleration of the maturity of the Notes and unless and until such acceleration has been rescinded, the Issuing Entity will make the following payments in the following order of priority from Available Collections for the related Collection Period and, if necessary and available, to pay principal of the Notes from amounts withdrawn from the Reserve Account:

1.	Servicing Fee –– to the Servicer, the Total Servicing Fee payable (which includes any Supplemental Servicing Fee, to the extent not previously retained by the Servicer);

2.
Asset Representations Reviewer[, Administrator] and Trustee Amounts –– to the Owner Trustee and the Indenture Trustee, any fees, expenses and indemnification amounts owed to the Owner Trustee and the Indenture Trustee, respectively, to the extent not paid by the Servicer or the Sponsor and any [monthly][quarterly] fees, to the extent not paid by the Servicer or the Sponsor, and Receivables review fees payable to the Asset Representations Reviewer up to an aggregate amount of $[____];

3.
Class A Note Interest [and Swap Counterparty] –– [pro rata, based on the aggregate outstanding principal amount of the Class A Notes and the amount of any swap termination payment and swap payment due and payable by the Issuing Entity to the Swap Counterparty under this clause (3): (i)] to the Class A Noteholders (pro rata based upon the aggregate amount of interest due to such Noteholders), accrued and unpaid interest on each class of the Class A Notes, together with any amounts that were to be paid pursuant to this clause (3) on any prior Payment Date but were not paid because Available Collections were not sufficient to make such payment (with interest accrued on such unpaid amounts at the rate or rates at which interest accrued on the related Notes during the relevant Interest Period or Interest Periods))[, (ii) to the Swap Counterparty, the amount of any termination payment due to the Swap Counterparty under the Swap Agreement due to a Swap Termination resulting from a payment default by the Issuing Entity or the insolvency of the Issuing Entity; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Class A Noteholders’ accrued and unpaid interest as of such payment date, such amounts will be applied to pay the portion, if any, of any Swap Termination payment referred to above remaining unpaid, and (iii) to the Swap Counterparty, the amount of interest at [____]% due to the Swap Counterparty under the Swap Agreement];

4.
Note Principal –– first, to the holders of the Class A-1 Notes until the principal amount of the Class A-1 Notes is reduced to zero, and second, pro rata, based upon their respective unpaid principal amounts, to the holders of the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes, until the principal amount of each such class of Notes is reduced to zero;

5.
Class B Note Interest –– to the Class B Noteholders, accrued and unpaid interest on the Class B Notes, together with any amounts that were to be paid pursuant to this clause (5) on any prior Payment Date but were not paid because Available Collections were not sufficient to make such payment (with interest accrued on such unpaid amounts at the rate at which interest accrued on the Class B Notes during the relevant Interest Period or Interest Periods);

6.	Note Principal –– to the holders of the Class B Notes, until the principal amount of the Class B Notes is reduced to zero;

7.
Asset Representations Reviewer [and Swap Counterparty] –– [pro rata, based on amounts due,] to the Asset Representations Reviewer [and the Swap Counterparty] the amount of any [(i)] [monthly][quarterly] fees and Receivables review fees payable to the Asset Representations Reviewer in excess of $[____] [and (ii) Swap Termination payments due to the Swap Counterparty not payable in clause (ii) of clause (3) above.].

8.	Excess Amounts –– to the Certificateholder, any remaining Available Collections for such Payment Date.

Credit and Cash Flow Enhancement

The presence of credit enhancement for the benefit of any class of Notes is intended to enhance the likelihood of receipt by the Noteholders of such class of the full amount of principal and interest due thereon and to decrease the likelihood that such Noteholders will experience losses.  The credit enhancement for a class of Notes will not provide protection against all risks of loss and will not guarantee repayment of the entire principal amount and interest thereon.  If losses occur that exceed the amount covered by any credit enhancement or that are not covered by any credit enhancement, Noteholders of any class will bear their allocable share of deficiencies.  In addition, if a form of credit enhancement covers more than one class of Notes, Noteholders of any such class will be subject to the risk that such credit enhancement will be exhausted by the claims of Noteholders of other classes.

Subordination of Principal and Interest.  The subordination of the Class B Notes to the Class A Notes, as described under “—Priority of Payments” above is intended to provide credit enhancement to the Class A Notes. Payments of principal will not be made on the Class B Notes until the principal on the Class A Notes has been paid in full. Payments of interest will not be made on the Class B Notes on a Payment Date until accrued and unpaid interest on the Class A Notes and the First Priority Principal Distribution Amount has been paid.  Also, if payment of the Notes has been accelerated after an Event of Default, then no payments of interest or principal will be made on the Class B Notes until the Class A Notes have been paid in full.  While any Class A Notes are outstanding, the failure to pay interest on the Class B Notes will not be an Event of Default.  When the Class A Notes are no longer outstanding, an Event of Default will occur if the full amount of interest due on the Class B Notes is not paid within five Business Days after the related Payment Date.

Reserve Account.  The Reserve Account will be a segregated trust account established by the Depositor pursuant to the Sale and Servicing Agreement on the Closing Date and held by the Indenture Trustee for the benefit of the Noteholders (the “Reserve Account”).  Any amounts held on deposit in the Reserve Account will be owned by the Depositor, subject to the right of the Indenture Trustee to withdraw such amounts as described below.  Prior to an Event of Default that results in an acceleration of the maturity of the Notes, any investment earnings thereon will be distributed to the Sponsor on each Payment Date and will be taxable to the Sponsor for federal income tax purposes.  Except as described below, no funds will be withdrawn from, and no amounts will be deposited into, the Reserve Account.

The Depositor will grant to the Indenture Trustee, for the benefit of the Noteholders, a security interest in the accounts of the Issuing Entity, including any funds in the Reserve Account and the proceeds thereof (subject to the right of the Sponsor to investment earnings thereon), to secure the payment of interest on the Notes, the payment of principal on the Notes on any Payment Date to the extent the aggregate principal amount of the Notes exceeds the Adjusted Pool Balance as of the last day of the related Collection Period and the payment of principal on any class of Notes on the Final Scheduled Payment Date of that class of Notes, and the Indenture Trustee shall have all of the rights of a secured party under the UCC with respect thereto.

On the Closing Date, the Depositor will cause to be deposited $[____________], which is approximately [____]% of [the sum of (i)] the Adjusted Pool Balance as of the [Initial] Cutoff Date [and (ii) the amounts on deposit in the Prefunding Account on the Closing Date]) into the Reserve Account.  On each Payment Date, after making required payments to the Servicer[, the Swap Counterparty] and the Noteholders, as described under “—Priority of Payments” above, the Issuing Entity will make a deposit into the

Reserve Account to the extent that funds are available therefor to the extent necessary to maintain the amount on deposit in the Reserve Account at a Specified Reserve Account Balance.

The “Specified Reserve Account Balance” with respect to any Payment Date will be an amount equal to the lesser of (a) $[____________] (which is approximately [____]% of [the sum of (i)] the Adjusted Pool Balance as of the [Initial] Cutoff Date [and (ii) the amounts on deposit in the Prefunding Account on the Closing Date]) and (b) the outstanding principal amount of the Notes (after giving effect to any principal payments made on the Notes on such Payment Date).

The amount of funds on deposit in the Reserve Account may decrease on each Payment Date by withdrawals of funds (i) to cover shortfalls in the amounts required to be distributed pursuant to clauses (1) through (5) under “—Priority of Payments” above, (ii) after an Event of Default that results in the acceleration of the maturity of the Notes, to pay principal on the Notes, and (iii) to pay principal on any class of Notes on the Final Scheduled Payment Date of that class of Notes.

If the principal amount of a class of Notes is not paid in full on the related Final Scheduled Payment Date, the Indenture Trustee will withdraw amounts (if available) from the Reserve Account, to reduce the principal amount of such class of Notes to zero.

The Servicer may amend the formula or percentage for determining the Specified Reserve Account Balance that is different from that described above or make certain changes with respect to the manner by which the Reserve Account is funded pursuant to the amendment provisions of the Sale and Servicing Agreement described under “Transfer and Servicing Agreements—Amendment” in this prospectus.

As of the close of business on any Payment Date that occurs prior to an Event of Default that results in the acceleration of the maturity of the Notes and on which the amount of funds on deposit in the Reserve Account (excluding investment income, which will be distributed on each such Payment Date to the Sponsor) is greater than the Specified Reserve Account Balance for such Payment Date, the Servicer will instruct the Indenture Trustee to release and distribute such excess to the Depositor.

Funds on deposit in the Reserve Account may be invested in Eligible Investments.  Prior to the occurrence of an Event of Default resulting in an acceleration of the maturity of the Notes, investment income on monies on deposit in the Reserve Account will be released to the Sponsor and will not be available for payment to Noteholders or otherwise subject to any claims or rights of the Noteholders.  Any net loss on such investments will be charged to the Reserve Account.

After the payment in full, or the provision for such payment, of (i) all accrued and unpaid interest on the Notes and (ii) the outstanding principal amount of the Notes, any funds remaining on deposit in the Reserve Account, subject to certain limitations, will be paid to the Depositor.]

Overcollateralization.  Overcollateralization represents the amount by which the Adjusted Pool Balance exceeds the outstanding principal amount of the Notes.  The Adjusted Pool Balance as of the [Initial] Cutoff Date is expected to be approximately equal to the aggregate principal amount of the Notes as of the Closing Date.  In addition to providing credit enhancement, overcollateralization also serves to provide limited protection against losses and low-interest receivables.

The following table shows the Notes as a percentage of the initial Pool Balance and as a percentage of the initial Adjusted Pool Balance.  The percentages may not add to the total percentage shown due to rounding.

	Percentage of Initial Pool Balance	Percentage of Adjusted Pool Balance
Class A Notes	[_____]%	[_____]%
Class B Notes	[_____]%	[_____]%
Total	[_____]%	100.00%

The application of funds on each Payment Date according to clause (7) of the first paragraph under “—Priority of Payments” above is designed to achieve and maintain the level of overcollateralization as of any Payment

Date to the Overcollateralization Target Amount.  The overcollateralization is an additional source of funds to absorb losses on the Receivables that are not otherwise covered by excess collections for the Receivables, if any.

To achieve and maintain the amount of overcollateralization on any Payment Date at the Overcollateralization Target Amount, the Issuing Entity must make principal payments on the Notes in an amount greater than the decline in the Adjusted Pool Balance for the preceding month.  The use of Available Collections to make Regular Principal Distribution Amount payments is expected to achieve and maintain overcollateralization at an amount equal to the Overcollateralization Target Amount.   When the actual amount of overcollateralization is less than the Overcollateralization Target Amount, principal payments will be made to the Noteholders from Available Collections until the Overcollateralization Target Amount is reached.

 Yield Supplement Overcollateralization Amount.  Because the Receivables include a substantial number of low APR receivables, the Receivables could generate less collections of interest than the sum of the Servicing Fee, [the amounts due to the Swap Counterparty,] the interest payments on the Notes and any required deposits in the Reserve Account if the low APR receivables are not adequately offset by high APR receivables.  The yield supplement overcollateralization amount is intended to compensate for low APRs on some of the Receivables.

The “Yield Supplement Overcollateralization Amount” for each Payment Date, or with respect to the Closing Date, is the aggregate amount by which the principal balance as of the last day of the related Collection Period or as of the [Receivables’ respective] Cutoff Date[s], as applicable, of each of the related Receivables with an APR as stated in the related contract of less than the Required Rate, other than a Defaulted Receivable, exceeds the present value, calculated using a discount rate of the Required Rate, of each scheduled payment of each such Receivable assuming such scheduled payment is made on the last day of each month and each month has 30 days.

The Yield Supplement Overcollateralization Amount on the Closing Date will be $[_____________].

Excess Interest. More interest is expected to be paid by the Obligors in respect of the Receivables than is necessary to pay the Servicing Fee, [Administrator,] Asset Representations Reviewer and trustee fees and expenses[, the amounts due to the Swap Counterparty] and interest on the Notes for each payment period.  Any such excess in interest payments from Obligors will serve as additional credit enhancement.

[[Swap][Cap] Agreement. The Issuing Entity will enter into the [Swap][Cap] Agreement to [offset basis risk between Receivables that pay based on fixed interest rates and Notes that pay based on a One-Month LIBOR index][reduce its exposure to interest rate risks] and to ensure the timely payment of interest on the [Class A-2b] Notes.  For additional information, you should refer to “The [Swap][Cap] Agreement.”]

TRANSFER AND SERVICING AGREEMENTS

The Transfer and Servicing Agreements

The following summary describes certain terms of the Transfer and Servicing Agreements.  The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Transfer and Servicing Agreements.  Forms of the Transfer and Servicing Agreements have been filed as exhibits to the Registration Statement.  Copies of the Transfer and Servicing Agreements will be filed as current reports on Form 8-K with the SEC.  For additional information regarding reports required to be filed by the Depositor, you should refer to “Where You Can Find More Information about Your Notes—The Depositor” in this prospectus.

Sale and Assignment of Receivables

On the Closing Date, TMCC will sell and assign to the Depositor, without recourse, pursuant to the Receivables Purchase Agreement, its entire interest in the Receivables comprising the Receivables Pool, including the security interests in the Financed Vehicles.  On the Closing Date, the Depositor will transfer and assign to the Issuing Entity, without recourse, pursuant to the Sale and Servicing Agreement, its entire interest in the Receivables comprising the Receivables Pool, including its security interests in the related Financed Vehicles.  Each such Receivable will be identified in [the][a] transfer notice ([the][a] “Transfer Notice”) delivered to the Issuer pursuant to the Sale and Servicing Agreement.  The Issuing Entity will pledge its assets, including the Receivables, to the

Indenture Trustee for the benefit of the Noteholders.  The Indenture Trustee will, concurrently with such transfer and assignment, on behalf of the Issuing Entity, execute and deliver the Notes and the Certificate.  The net proceeds received from the sale of the Notes will be applied to the purchase of the Receivables from TMCC and to make the required initial deposit into the accounts of the Issuing Entity.  [Provision for acquisition of additional Receivables by the Issuing Entity, evidenced by Transfer Notices, during the [Prefunding][Revolving] Period will be made in the Receivables Purchase Agreement and Sale and Servicing Agreement.]

Pursuant to the Sale and Servicing Agreement, to ensure uniform quality in servicing both the Receivables and the Servicer’s own portfolio of automobile and/or light duty truck installment sales contracts, as well as to reduce administrative costs, the Depositor and the Issuing Entity will designate the Servicer as custodian to maintain possession or, in the case of electronic contracts, control (directly or through an agent), on behalf of the Issuing Entity, of the related installment sales contracts and any other documents relating to the Receivables.  In performing its duties as custodian, the Servicer will act with reasonable care, using that degree of skill and attention that the Servicer exercises with respect to the Receivable files relating to comparable automotive Receivables that the Servicer services for itself or others.  The Servicer will make available to the Issuing Entity and the Indenture Trustee a list of the locations of the Receivable files and the related accounts, records and computer systems maintained by the Servicer at such times during normal business hours as instructed by the Issuing Entity or the Indenture Trustee with reasonable advance notice.  The Receivables will not be physically segregated from other automobile and/or light duty truck installment sales contracts of the Servicer, or those which the Servicer services for others, to reflect the transfer to the Issuing Entity.  However, UCC financing statements perfecting the sale and assignment of the Receivables by TMCC to the Depositor and by the Depositor to the Issuing Entity and the pledge of the Receivables by the Issuing Entity to the Indenture Trustee will be filed, and the respective accounting records and computer files of TMCC and the Depositor will reflect such sale and assignment.  The Depositor, or the Servicer on behalf of the Depositor, will be responsible for maintaining the perfection of such interest through the filing of continuation statements or amended financing statements, as applicable.  Because the Receivables will remain in the possession or control of the Servicer or its agent and will not be stamped or otherwise marked to reflect the assignment to the Indenture Trustee, if a subsequent purchaser were able to take physical possession or, in the case of electronic Receivables, control of the Receivables without knowledge of the assignment, the Indenture Trustee’s interest in the Receivables could be defeated.  For additional information, you should refer to “Risk Factors—The issuing entity’s security interests in financed vehicles may be unenforceable or defeated” and “Certain Legal Aspects of the Receivables—Security Interests” in this prospectus.  In addition, under certain circumstances the Indenture Trustee’s security interest in collections that have been received by the Servicer but not yet remitted to the Collection Account could be defeated.

Accounts

On or prior to the Closing Date, the Servicer will establish and the Indenture Trustee will maintain a trust account in the name of the Indenture Trustee for the benefit of the Noteholders [and the Swap Counterparty], into which collections on or in respect of the Receivables, and all amounts released from  the Reserve Account [or the Prefunding Account][payable by the [Swap][Cap] Counterparty], will be deposited (the “Collection Account”) together with income received on the investment of funds on deposit in the Collection Account.  The Depositor will establish and will maintain with the Indenture Trustee the accounts of the Issuing Entity for the benefit of the Noteholders.  The accounts of the Issuing Entity will not be assets of the Issuing Entity.

Servicing Procedures

The Servicer, for the benefit of the Issuing Entity, will manage, service, administer and make collections on the Receivables (other than Administrative Receivables and Warranty Receivables) with reasonable care, using that degree of skill and attention that the Servicer exercises with respect to all comparable motor vehicle retail installment sales contracts that it services for itself or others.  The Servicer’s duties will include collection and posting of all payments, responding to inquiries of Obligors or federal, state or local government authorities with respect to the Receivables, investigating delinquencies, sending payment coupons to Obligors, reporting tax information to Obligors in accordance with its Customary Servicing Practices, policing the collateral, accounting for collections and furnishing monthly and annual statements to the Indenture Trustee and Owner Trustee with respect to distributions, generating federal income tax information and performing the other duties specified in the Sale and

Servicing Agreement.  The Servicer will, in accordance with its Customary Servicing Practices, have full power and authority, acting alone, to do any and all things in connection with such managing, servicing, administration and collection that it may deem necessary or desirable.  Without limiting the generality of the foregoing, the Servicer will be authorized and empowered to execute and deliver, on behalf of itself, the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Securityholders or any of them, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge and all other comparable instruments, with respect to the Receivables and the Financed Vehicles.  The Servicer is authorized to commence, in its own name or in the name of the Issuing Entity, a legal proceeding to enforce a defaulted Receivable or to commence or participate in a legal proceeding (including, without limitation, a bankruptcy proceeding) relating to or involving a Receivable, including a defaulted Receivable.  If the Servicer commences or participates in such a legal proceeding in its own name, the Issuing Entity will be deemed to have automatically assigned, solely for the purpose of collection on behalf of the party retaining an interest in such Receivable, such Receivable and the other related property of the Issuing Entity with respect to such Receivable to the Servicer for purposes of commencing or participating in any such proceeding as a party or claimant.  The Servicer is also authorized and empowered under the Sale and Servicing Agreement to execute and deliver in the Servicer’s name any notices, demands, claims, complaints, responses, affidavits or other documents or instruments in connection with any such proceeding.  If in any enforcement suit or legal proceeding, it will be held that the Servicer may not enforce a Receivable on the grounds that it will not be a real party in interest or a holder entitled to enforce such Receivable, the Owner Trustee on behalf of the Issuing Entity will, at the Servicer’s expense and written direction, take steps to enforce such Receivable, including bringing suit in its name or the name of the Issuing Entity, the Indenture Trustee, the Noteholders or the Certificateholders.  The Owner Trustee on behalf of the Issuing Entity is required to furnish the Servicer with any powers of attorney and other documents and take any other steps which the Servicer may deem necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties under the Sale and Servicing Agreement.

The Servicer will make reasonable efforts to collect all payments due with respect to the Receivables held by the Issuing Entity and will, consistent with the Sale and Servicing Agreement, follow the collection procedures it follows with respect to comparable motor vehicle retail installment sales contracts it services for itself and others.

Consistent with its normal procedures, the Servicer will be authorized to grant certain rebates, adjustments or extensions with respect to the Receivables without the prior written consent of the Owner Trustee or the Indenture Trustee.  However, if the amount of any Scheduled Payment due in a subsequent Collection Period is reduced as a result of any modification to the related APR or the Amount Financed (as defined in the Sale and Servicing Agreement), an increase in the total number of Scheduled Payments or an extension of the maturity of a Receivable beyond the end of the Collection Period related to the final scheduled maturity date for Class B Notes (the “Final Scheduled Maturity Date”), the Servicer will be obligated to purchase such Administrative Receivable, as described below, provided that the Servicer will have no such obligation to repurchase an Administrative Receivable as a result of any such extension of the maturity of such Administrative Receivable if it is required to grant such extension under law or pursuant to a court order.  However, the Servicer may, if a default, breach, violation, delinquency or event permitting acceleration under the terms of any Receivable has occurred or, in the judgment of the Servicer, is imminent:

(A)
extend such Receivable for credit-related reasons that would be acceptable to the Servicer with respect to comparable new or used automobile or light-duty truck receivables that it services for itself, but only if the Final Scheduled Payment Date of such Receivable as extended would not be later than the last day of the Collection Period preceding the Final Scheduled Maturity Date; or

(B)
reduce an Obligor’s monthly payment amount in the event of a prepayment resulting from refunds of credit life and disability insurance premiums and service contracts and make similar adjustments in an Obligor’s payment terms to the extent required by law.

Additionally, if at the end of the scheduled term of any Receivable, the outstanding principal amount of the Receivable is such that the final payment to be made by the related Obligor is larger than the regularly scheduled payment of principal and interest made by such Obligor, the Servicer may permit such Obligor to pay such remaining principal amount in more than one payment of principal and interest, provided that the last such payment will be due on or prior to the last day of the Collection Period preceding the Final Scheduled Maturity Date.  The Servicer may, in accordance with its Customary Servicing Practices, waive any prepayment charge, late payment charge or any other fees that may be collected in the ordinary course of servicing the Receivables.

If the Servicer determines that eventual payment in full of a Receivable is unlikely, the Servicer will follow its Customary Servicing Practices to recover all amounts due upon such Receivable, including the repossession and disposition of the related Financed Vehicle at a public or private sale, or the taking of any other action permitted by applicable law.  For additional information, you should refer to “Certain Legal Aspects of the Receivables” in this prospectus.

Servicing Compensation and Payment of Expenses

The Servicing Fee, together with any previously unpaid Servicing Fee, will be paid to the Servicer on each Payment Date solely to the extent of Available Collections and, to the extent available, the amount on deposit in the Reserve Account.  The Servicer will be entitled to collect and retain as additional servicing compensation the Supplemental Servicing Fee (together with the Servicing Fee, the “Total Servicing Fee”), plus any investment earnings or interest earned during such Collection Period from the investment of monies on deposit in the Collection Account.  For additional information, you should refer to “—Collections” in this prospectus.  The Servicer will be paid the Servicing Fee for each Collection Period on the following Payment Date related to that Collection Period.  The Servicing Fee will be paid from Available Collections in accordance with the priority of payments described under “Payments to Noteholders––Priority of Payments” in this prospectus.

The Total Servicing Fee will compensate the Servicer for performing the functions of a third party servicer of Receivables as an agent for their beneficial owner, including collecting and posting all payments, responding to inquiries of Obligors on the Receivables, investigating delinquencies, providing payment information, paying costs of collections and policing the collateral.  The Total Servicing Fee will also compensate the Servicer for administering the particular Receivables Pool, including accounting for collections and furnishing monthly and annual statements to the Owner Trustee and Indenture Trustee with respect to payments and generating federal income tax information for the Issuing Entity and for the Securityholders.  The Total Servicing Fee will also reimburse the Servicer for certain taxes, the fees of the Asset Representations Reviewer, [the Administrator,] the Owner Trustee and Indenture Trustee, pro rata, if any, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the Receivables Pool.

Insurance on Financed Vehicles

Each Receivable requires the related Obligor to possess physical damage insurance which covers loss or damage to the Financed Vehicle in an amount not less than the actual cash value thereof pursuant to which TMCC is named as a loss payee.  Since the Obligors may select their own insurers to provide the requisite coverage, the specific terms and conditions of their policies may vary.  The terms of each Receivable allow, but do not require, TMCC to obtain any such coverage on behalf of the Obligor.  In accordance with its normal servicing procedures, TMCC currently does not obtain insurance coverage on behalf of the Obligor.  TMCC currently does not monitor ongoing insurance compliance in connection with its Customary Servicing Practices.  In the event that the failure of an Obligor to maintain any such required insurance results in a shortfall in amounts to be paid to Securityholders, to the extent such shortfall is not covered by amounts on deposit in the Reserve Account or other methods of credit enhancement, the Securityholders could suffer a loss on their investment.

Collections

Except as described under “—Servicing Compensation and Payment of Expenses” above, the Servicer will deposit all payments on the Receivables (from whatever source) and all proceeds of such Receivables collected during each Collection Period into the Collection Account.

For as long as (i) TMCC is the Servicer, (ii) a Servicer Default or an Event of Default has not occurred and is not continuing and (iii) the short-term unsecured debt of TMCC is rated at least P-1 by Moody’s Investors Service, Inc. and A-1 by Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business (or alternative arrangements acceptable to Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business are made), the Servicer generally may retain all payments on or in respect of the Receivables received from Obligors and all proceeds of Receivables collected during each

Collection Period without segregation in its own accounts until deposited in the Collection Account on or prior to the related Payment Date.  However, if the conditions stated in the immediately preceding sentence are not met, the Servicer will deposit all such payments and proceeds into the Collection Account not later than two Business Days after identification.  Pending deposit into the Collection Account, the Servicer may invest collections at its own risk and for its own benefit.  Such amounts will not be segregated from its own funds.  The Servicer, at its own risk and for its own benefit, may instruct the Indenture Trustee to invest amounts held in the Collection Account in Eligible Investments from the time deposited until the related Payment Date.  The Sponsor, at its own risk and for its own benefit, may instruct the Indenture Trustee to invest amounts held in the Reserve Account, if any, in Eligible Investments from each Payment Date (or the Closing Date) to the next Payment Date.  The Sponsor or the Servicer, as the case may be, will remit the aggregate Warranty Purchase Payments and Administrative Purchase Payments, respectively, of any Receivables to be purchased from the Issuing Entity into the Collection Account on or before the related Payment Date.  Prior to an Event of Default or a Servicer Default, all decisions regarding deposits and withdrawals from the Collection Account shall be made by the Servicer in accordance with the terms of the Transfer and Servicing Agreements and will not be independently verified.

The Servicer will not be required to, and is not expected to, make advances of interest or principal payments on the Receivables.

[The Servicer has, in order to satisfy the requirements described above, [obtained a letter of credit, guarantee, insurance policy and surety bond and made a deposit of [cash and securities]] as provided in the Sale and Servicing Agreement for the benefit of the Issuing Entity to secure timely remittances of collections on the Receivables and payment of the aggregate Warranty Purchase Payments and Administrative Purchase Payments with respect to Warranty Receivables and Administrative Receivables, as applicable.]

Collections on or in respect of a Receivable made during a Collection Period (including Warranty Purchase Payments and Administrative Purchase Payments) which are not late fees, extension fees or certain other similar fees or charges will be applied to the related Scheduled Payment.  Any collections on or in respect of a Receivable remaining after such applications will be considered an “Excess Payment.”  Excess Payments will be applied as a prepayment.  On the records and computer systems maintained by the Servicer, Excess Payments that do not constitute a prepayment in full typically result in future payments not being due on such Receivable in the amount of such Excess Payments.

Eligible Investments

Funds in the Collection Account [not allocated for the purchase of additional Receivables during the Revolving Period] and the Reserve Account (collectively, the “Trust Accounts”) will be invested, at the direction of the Servicer, in Eligible Investments.

“Eligible Investments” means, at any time, any one or more of the following obligations and securities, which are subject to other requirements as specified in the Sale and Servicing Agreement: (a) obligations of, and obligations fully guaranteed as to timely payment of principal and interest by, the United States or any agency thereof, provided such obligations are backed by the full faith and credit of the United States; (b) general obligations of or obligations guaranteed by Federal National Mortgage Association, or any State of the United States, the District of Columbia or the Commonwealth of Puerto Rico which obligations are rated in the highest available credit rating for such obligations of each Rating Agency; (c) certificates of deposit issued by any depository institution or trust company (including the Indenture Trustee) incorporated under the laws of the United States or of any State thereof, the District of Columbia or the Commonwealth of Puerto Rico and subject to supervision and examination by banking authorities of one or more of such jurisdictions, provided that the short-term unsecured debt obligations of such depository institution or trust company are then rated the highest available rating of each Rating Agency for such obligations; (d) certificates of deposit, commercial paper, demand or time deposits of, bankers’ acceptances issued by, or federal funds sold by, any depository institution or trust company (including the Indenture Trustee or any affiliate of the Indenture Trustee) incorporated under the laws of the United States or any State and subject to supervision and examination by federal and/or State banking authorities and the deposits of which are fully insured by the FDIC, so long as at the time of such investment or contractual commitment providing for such investment, either such depository institution or trust company is an Eligible Institution (or if such investment will mature after more than one month, the long-term, unsecured debt of the issuer has the highest available rating from each Rating

Agency) or as to which the Indenture Trustee and the Owner Trustee shall have either received written confirmation from each Rating Agency to the effect that such investment would not result in the reduction or withdrawal of the ratings then assigned to any Notes issued by the Issuing Entity or, after notice to each applicable Rating Agency, such Rating Agency shall not have, within 10 calendar days of such notice, notified the Indenture Trustee or the Owner Trustee that such investment would result in the reduction or withdrawal of the ratings then assigned to any Notes issued by the Issuing Entity; (e) certificates of deposit issued by any bank, trust company, savings bank or other savings institution that is an Eligible Institution and is fully insured by the FDIC (or if such investment will mature after more than one month, the long-term, unsecured debt of the issuer has the highest available rating from each Rating Agency); (f) repurchase obligations held by the Indenture Trustee that are acceptable to the Indenture Trustee with respect to any security described in clauses (a), (b) or (g) hereof or any other security issued or guaranteed by any other agency or instrumentality of the United States, in either case entered into with a federal agency or a depository institution or trust company (acting as principal) described in clause (d) above (including the Indenture Trustee), subject to the limitations described in the Sale and Servicing Agreement; (g) securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States or any State (including commercial paper of the Sponsor or its affiliates) so long as, at the time of such investment or contractual commitment providing for such investment, (i) the long-term, unsecured debt, or if such securities are commercial paper, the short-term unsecured debt, of such corporation has the highest available rating from each Rating Agency or (ii) the Indenture Trustee and the Owner Trustee shall have received written confirmation from each Rating Agency to the effect that such investment would not result in the reduction or withdrawal of the ratings then assigned to any Notes issued by the Issuing Entity or, after notice to each applicable Rating Agency, such Rating Agency shall not have, within 10 calendar days of such notice, notified the Indenture Trustee or the Owner Trustee that such investment would result in the reduction or withdrawal of the ratings then assigned to any Notes issued by the Issuing Entity; (h) money market funds, mutual funds or other pooled investment vehicles, including any such fund for which the Indenture Trustee or an affiliate thereof serves as an investment advisor, administrator, shareholder servicing agent and/or custodian or subcustodian, subject to the requirements described in the Sale and Servicing Agreement; (i) investments in Eligible Investments maintained in “sweep accounts,” short-term asset management accounts and the like utilized for the investment, on an overnight basis, of residual balances in investment accounts maintained at the Indenture Trustee or any other depository institution or trust company (including the Indenture Trustee) incorporated under the laws of the United States or any State and subject to supervision and examination by federal and/or State banking authorities and the deposits of which are fully insured by the FDIC, so long as, at the time of such investment or contractual commitment providing for such investment, either such depository institution or trust company is an Eligible Institution (or if such investment will mature after more than one month, the long-term, unsecured debt of the issuer has the highest available rating from each Rating Agency) or the Indenture Trustee and the Owner Trustee shall have received written confirmation from each Rating Agency to the effect that such investment would not result in the reduction or withdrawal of the ratings then assigned to any Notes issued by the Issuing Entity or, after notice to each applicable Rating Agency, such Rating Agency shall not have, within 10 calendar days of such notice, notified the Indenture Trustee or the Owner Trustee that such investment would result in the reduction or withdrawal of the ratings then assigned to any Notes issued by the Issuing Entity and (j) such other investments acceptable to each Rating Agency and that will not result in the downgrading or withdrawal of the ratings then assigned by such Rating Agency to any of the Notes; provided that each of the foregoing investments will mature or be liquidated (i) on the Payment Date next succeeding such investment or (ii) if the short-term unsecured debt obligations of the Indenture Trustee has the highest available rating from each Rating Agency on the date such investment is made, on the Business Day immediately preceding the Payment Date next succeeding such investment.  Eligible Investments are limited to obligations or securities that mature on or before the next Payment Date.  However, to the extent permitted by the Rating Agencies, funds in any Trust Account may be invested in securities that will not mature prior to the date of the next payment with respect to such Notes and will not be sold to meet any shortfalls.  Thus, the amount of cash in the accounts of the Issuing Entity at any time may be less than the balance of the amount specified for their respective purposes.  If the amount required to be withdrawn from the Reserve Account to cover shortfalls in collections on the Receivables exceeds the aggregate amount of cash in the available credit enhancement methods, a temporary shortfall in the amounts paid to the related Noteholders could result, which could, in turn, increase the weighted average lives of the Notes.  Investment earnings on funds deposited in the Trust Accounts, net of losses and investment expenses (collectively, “Investment Earnings”), will be released to the Servicer on each Payment Date as additional servicing compensation, or to the Sponsor (in the case of Investment Earnings in the Reserve Account).

The Trust Accounts will be maintained as either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the states thereof or the District of Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as any of the securities of such depository institution have a credit rating from Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business, of at least BBB, if it is a

Rating Agency, and a credit rating from each other Rating Agency in one of its generic rating categories which signifies investment grade (an “Eligible Deposit Account”).  “Eligible Institution” means, with respect to the Issuing Entity, a depository institution or trust company (which may be the Owner Trustee, the Indenture Trustee or any of their respective affiliates) organized under the laws of the United States of America or any one of the states thereof or the District of Columbia (or any domestic branch of a foreign bank), (i) which has either (A) a long-term unsecured debt rating acceptable to the Rating Agencies or (B) a short-term unsecured debt rating or certificate of deposit rating acceptable to the Rating Agencies and (ii) whose deposits are insured by the FDIC.  Except as otherwise provided in the Sale and Servicing Agreement, in the event that the Collection Account maintained with the Indenture Trustee is no longer an Eligible Deposit Account, then the Servicer will, with the Indenture Trustee’s assistance as necessary, use reasonable efforts to cause the Collection Account to be moved to an Eligible Institution within 30 days.

Payments

Beginning on the Payment Date in [_____], 20[__], payments of [principal and] interest[, and beginning on the Payment Date in [_____], 20[__], payments of principal,] on each class of Securities entitled thereto will be made by the Indenture Trustee to the Noteholders and by the Owner Trustee to the Certificateholders.

Net Deposits

As an administrative convenience, unless the Servicer is required to remit collections daily as described under “—Collections” above, the Servicer will be permitted to make the deposit of collections and amounts deposited in respect of purchases of Receivables by the Depositor or the Servicer for or with respect to the related Collection Period net of payments to be made to the Servicer with respect to such Collection Period.  The Servicer, however, will account to the Indenture Trustee and the Owner Trustee as if all of the foregoing deposits, payments, distributions and transfers were made individually.

Optional Purchase of Receivables and Redemption of Notes

In order to avoid excessive administrative expenses, the Notes will be redeemed in whole, but not in part, on any Payment Date on which the Servicer exercises its clean-up call option to purchase the Receivables.  The Servicer, or any successor to the Servicer, may purchase the Receivables on any Payment Date on or after the Redemption Date, as described under “––Termination” below.  The “Redemption Price” for the outstanding Notes will be equal to at least the sum of the unpaid principal amount of the outstanding Notes plus accrued and unpaid interest thereon.  The Owner Trustee or the Indenture Trustee will give written notice of termination to each Securityholder.

Removal of Servicer

If a Servicer Default occurs, the Indenture Trustee or the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding (excluding for such purposes the outstanding principal amount of any Notes held of record or beneficially owned by TMCC, TAFR LLC or any of their affiliates), voting together as a single class, may terminate the rights and obligations of the Servicer under the Sale and Servicing Agreement, or waive any Servicer Default, without the consent of the Certificateholder.

Each of the following is a “Servicer Default” as specified in the Sale and Servicing Agreement:

(a)
any failure by the Servicer to deliver to the Indenture Trustee for deposit in the Collection Account or Reserve Account any required payment or to direct the Indenture Trustee to make any required payment or distribution therefrom, which failure continues unremedied for a period of five Business Days after discovery of the failure by an officer of the Servicer or written notice of such failure is received (i) by the Servicer from the Owner Trustee or the Indenture Trustee or (ii) by the Servicer and the Owner Trustee or the Indenture Trustee, as applicable, from the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class;

(b)
failure by the Servicer to duly observe or to perform in any material respect any other covenants or agreements of the Servicer described in the Sale and Servicing Agreement, which failure shall materially and adversely affect the rights of the Certificateholder or Noteholders and shall continue unremedied for a period of 90 days after the date on which written notice of such failure is received (i) by the Servicer from the Owner Trustee or the Indenture Trustee or (ii) by the Servicer and the Owner Trustee and Indenture Trustee, from the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class; or

(c)	the occurrence of certain bankruptcy or Insolvency Events with respect to the Servicer;

provided, however, that a delay or failure of performance referred to under clauses (a) or (b) above for an additional period of 60 days will not constitute a Servicer Default if such delay or failure was caused by force majeure or other similar occurrence.

“Insolvency Event” means, with respect to any Person, any of the following events or actions: certain events of insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings with respect to such Person and certain actions by such Person indicating its insolvency, reorganization pursuant to bankruptcy proceedings or inability to pay its obligations.

Upon receipt of notice of the occurrence of a Servicer Default, prompt written notice thereof will be delivered to the Rating Agencies.

For additional information regarding the removal of the Servicer, you should refer to “––Rights upon Servicer Default” below.

Statements to Trustees and Issuing Entity

On each Determination Date, the Servicer will provide to the Indenture Trustee and the Owner Trustee a statement setting forth substantially the same information as is required to be provided in the periodic reports provided to Securityholders described under “Description of the Notes—Reports to Securityholders” in this prospectus.

Evidence as to Compliance

The Sale and Servicing Agreement will provide that a firm of nationally recognized independent accountants will furnish to the Issuing Entity, Administrator, Indenture Trustee and Owner Trustee annually a statement as to compliance in all material respects by the Servicer with certain standards relating to the servicing of the applicable Receivables during the preceding twelve months (or, in the case of the first such certificate, from the applicable Closing Date, which will be a [longer][shorter] period).

The Sale and Servicing Agreement will also provide for delivery to the Issuing Entity, Indenture Trustee and Owner Trustee, substantially simultaneously with the delivery of such accountants’ statement referred to above, of a certificate signed by an officer of the Servicer stating that the Servicer has fulfilled its obligations under the Sale and Servicing Agreement throughout the preceding twelve months (or, in the case of the first such certificate, from the Closing Date) in all material respects or, if there has been a material default in the fulfillment of any such obligation, describing each such default.  The Servicer has agreed to give the Indenture Trustee and the Owner Trustee notice of certain Servicer Defaults under the Sale and Servicing Agreement.

The Sale and Servicing Agreement will require the Servicer to furnish to the Issuing Entity and the Indenture Trustee any report or information required to facilitate compliance by the Issuing Entity with Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as that regulation may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518.70 Fed. Reg. 1.506.1.531 (January 7, 2005)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

[If applicable, a summary of all instances of material non-compliance disclosed by the Servicer under Items 1122 and 1123, if any, steps taken to remedy such material non-compliance and the status of such remedial steps will be included.]

Copies of such statements and certificates may be obtained by Noteholders by a request in writing addressed to the Indenture Trustee.

Certain Matters Regarding the Servicer; Servicer Liability

The Sale and Servicing Agreement will provide that TMCC may not resign from its obligations and duties as Servicer under the Sale and Servicing Agreement, except upon determination that TMCC’s performance of such duties is no longer permissible under applicable law, except as provided in the immediately following paragraph.  No such resignation will become effective until the Indenture Trustee or a successor servicer has assumed TMCC’s servicing obligations and duties under the Sale and Servicing Agreement.

Under the circumstances specified in the Sale and Servicing Agreement, any entity into which the Servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Servicer is a party, or any entity succeeding to all or substantially all of the business of the Servicer will be the successor of the Servicer under the Sale and Servicing Agreement.

The Sale and Servicing Agreement will further provide that neither the Servicer nor any of its directors, officers, employees and agents will be under any liability to the Issuing Entity or the Securityholders for taking any action or for refraining from taking any action pursuant to the Sale and Servicing Agreement or for errors in judgment; except that neither the Servicer nor any such person will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of the Servicer’s duties under the Sale and Servicing Agreement or by reason of reckless disregard of its obligations and duties under the Sale and Servicing Agreement.  In addition, the Sale and Servicing Agreement will provide that the Servicer is under no obligation to appear in, prosecute or defend any legal action that is not incidental to the Servicer’s servicing responsibilities under the Sale and Servicing Agreement and that, in its opinion, may cause it to incur any expense or liability.

Upon a termination of the Servicer, the Indenture Trustee will select and appoint a successor servicer to perform the outgoing Servicer’s duties and undertake its responsibilities and liabilities.  The appointed successor servicer must be an established financial institution with a net worth of at least $25,000,000 and whose regular business includes the servicing of contracts.  The successor servicer will hold all the rights of the outgoing Servicer under the Transfer and Servicing Agreements and will be entitled to receive the Servicing Fee.  No successor servicer appointed in accordance with the Transfer and Servicing Agreements may resign from its duties unless the law prohibits it from continuing to perform such duties.

Upon the termination or resignation of the Servicer, the outgoing Servicer will transfer all cash amounts that are to be held by the successor servicer to the successor servicer and will provide the successor servicer with all information regarding the Receivable files that is required for the proper servicing of the Receivables.   All reasonable and documented costs, expenses and fees incurred in connection with the transfer of Receivable files to the successor servicer under the provisions described in this paragraph will be paid by the outgoing Servicer.  The Owner Trustee and the Indenture Trustee will provide prompt written notice of any resignation or termination of the Servicer to the Certificateholders and Noteholders, respectively, upon either occurrence.

Rights upon Servicer Default

As long as a Servicer Default under a Sale and Servicing Agreement remains unremedied, the Indenture Trustee or holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, may terminate all the rights and obligations of the Servicer under the Sale and Servicing Agreement (except for obligations that expressly survive termination), whereupon the Indenture Trustee or a successor servicer appointed by the Indenture Trustee will succeed to all the responsibilities, duties and liabilities of the Servicer under the Sale and Servicing Agreement and will be entitled to similar compensation arrangements.  If the Servicer becomes a debtor in bankruptcy or, if not eligible to be a debtor in bankruptcy, becomes the subject of insolvency proceedings, and no Servicer Default other than such commencement of a bankruptcy or insolvency proceeding has occurred, the Indenture Trustee or such Noteholders may be unable to effect a transfer of servicing.  In the event that the Indenture Trustee is unwilling or unable to so act, it may appoint, or petition a court of competent jurisdiction for the appointment of, a successor with a net worth of at least $50,000,000 and whose regular business includes the servicing of automobile and/or light duty truck receivables.  The Indenture Trustee may make such arrangements for compensation to be paid, which in no event may be greater than the servicing compensation to the Servicer under the Sale and Servicing Agreement.  Notwithstanding such termination, the Servicer will be entitled to payment of certain amounts payable to it prior to such termination for services rendered prior to such termination.

Waiver of Past Defaults

The holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, may, on behalf of all such Noteholders, waive any default by the Servicer in the performance of its obligations under the Sale and Servicing Agreement and its consequences, except a Servicer Default in making any required deposits to or payments from any of the Trust Accounts in accordance with the Sale and Servicing Agreement.  No such waiver will impair such Noteholders’ rights with respect to subsequent defaults.

Amendment

Each of the Transfer and Servicing Agreements may be amended by the parties thereto, without the consent of the Securityholders, to cure any ambiguity, to correct or supplement any provisions in the Transfer and Servicing Agreements or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of such Transfer and Servicing Agreements or of modifying in any manner the rights of the Noteholders; provided, that either (i) an officer’s certificate has been delivered by the Servicer to the Indenture Trustee certifying that such officer reasonably believes that such supplemental indenture will not materially and adversely affect the interest of any Noteholder or (ii) upon 10 days following notice to the Rating Agencies of the proposed amendment, each Rating Agency either has provided the Indenture Trustee a letter to the effect that such amendment will not result in the reduction or withdrawal of any rating it currently assigns to any class of Notes or has not notified the Indenture Trustee that the proposed amendment might or would result in the reduction or withdrawal of the rating it has currently assigned to any class of Notes.

Each Transfer and Servicing Agreement may also be amended by the parties thereto without the consent of any Securityholder for the purpose of changing the formula or percentage for determining the Specified Reserve Account Balance, the manner in which the Reserve Account is funded, changing the remittance schedule for deposit of collections in accounts or changing the definition of Eligible Investments if upon 10 days following notice to the Rating Agencies of the proposed amendment, each Rating Agency either has provided the Indenture Trustee a letter to the effect that such amendment will not result in the reduction or withdrawal of any rating it currently assigns to any class of Notes or has not notified the Indenture Trustee that the proposed amendment might or would result in the reduction or withdrawal of the rating it has currently assigned to any class of Notes.

The Transfer and Servicing Agreements may also be amended by the parties thereto, with the consent of the Indenture Trustee and with prior notice to the Rating Agencies, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of any such agreement or of modifying in any manner the rights of the Securityholders under such agreement; provided, that if the interests of the Noteholders are materially and adversely affected, the holders of Notes evidencing not less than a majority of principal amount of the Notes of the Controlling Class then outstanding, acting together as a single class, have consented to such amendment.

However, no amendment to a Transfer and Servicing Agreement may (x) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the related Receivables or distributions that are required to be made for the benefit of such Securityholders without the consent of all Securityholders adversely affected thereby, or (y) reduce the percentage of the Notes or the Certificate which are required to consent to any such amendment without the consent of the Securityholders adversely affected thereby; provided, that any amendment referred to in clause (x) or (y) above will be deemed to not adversely affect any Noteholder if upon 10 days following notice to the Rating Agencies of the proposed amendment, each Rating Agency either has provided the Indenture Trustee a letter to the effect that such amendment will not result in the reduction or withdrawal of any rating it currently assigns to such class of Notes or has not notified the Indenture Trustee that the proposed amendment might or would result in the reduction or withdrawal of the rating it has currently assigned to such class of Notes.  No amendment referred to in clause (x) in the immediately preceding sentence will be permitted unless an officer’s certificate has been delivered by the Servicer to the Indenture Trustee certifying that such officer reasonably believes that such proposed amendment will not materially and adversely affect the interest of any such Noteholder whose consent was not obtained.

For additional information regarding the modification of the Indenture, see “Description of the Notes—Indenture” in this prospectus.

Non-Petition

The Trust Agreement will provide that the Owner Trustee does not have the power to commence a voluntary proceeding in bankruptcy with respect to the Issuing Entity without the unanimous prior approval of all Certificateholders (including the Depositor) of the Issuing Entity and the delivery to the Owner Trustee by each such Certificateholder (including the Depositor) of a certificate certifying that such Certificateholder reasonably believes that the Issuing Entity is insolvent.

In addition, each Transfer and Servicing Agreement will contain a non-petition clause, whereunder all applicable parties covenant not to institute any bankruptcy or insolvency proceedings (or take any related actions) against either the Issuing Entity or the Depositor at any time in connection with any obligations relating to the Notes or any of the Transfer and Servicing Agreements.

Payment of Notes

Upon the payment in full of all outstanding Notes and the satisfaction and discharge of the Indenture, the Owner Trustee will succeed to all the rights of the Indenture Trustee, and the Certificateholders will succeed to all the rights of the Noteholders, under the Sale and Servicing Agreement, except as otherwise provided in the Sale and Servicing Agreement.

Depositor Liability

Under the Sale and Servicing Agreement, the Depositor will agree to be liable directly to an injured party solely to the extent described in the Sale and Servicing Agreement.

Termination

With respect to the Issuing Entity, the obligations of the Servicer, the Depositor, the Owner Trustee and the Indenture Trustee, as the case may be, pursuant to the Transfer and Servicing Agreements, will terminate upon the earlier of (i) the maturity or other liquidation of the last Receivable and the disposition of any amounts received upon liquidation of any property remaining in the Issuing Entity and (ii) the payment to Noteholders, if any, and Certificateholders of all amounts required to be paid to them pursuant to the Transfer and Servicing Agreements.

The Indenture Trustee will give written notice of termination to each Noteholder of record. The final distribution to any Noteholder will be made only upon surrender and cancellation of that holder’s Note at any office or agency of the Indenture Trustee specified in the notice of termination.  Any funds remaining in the Issuing Entity, after the Indenture Trustee has taken measures to locate Noteholders as described in the Sale and Servicing Agreement or Indenture and those measures have failed, will be distributed, subject to applicable law, as provided in the Indenture or the Trust Agreement, as applicable.
[If a [Swap][Cap] Termination or an Event of Default occurs during the Revolving Period, such [Swap][Cap] Termination or Event of Default may cause the early termination of the Revolving Period and the commencement of payments of principal on the Notes.]

Upon termination of the Issuing Entity, the Owner Trustee will, or will direct the Indenture Trustee to, promptly sell the assets of the Issuing Entity (other than the Trust Accounts) in a commercially reasonable manner and on commercially reasonable terms.  The proceeds from any such sale, disposition or liquidation of the Trust Estate of the Issuing Entity will be treated as collections on the Receivables and deposited in the Collection Account.  With respect to the Issuing Entity, if the proceeds from the liquidation of the Trust Estate and any amounts on deposit in the accounts of the Issuing Entity and the Collection Account are not sufficient to pay the Notes in full, the amount of principal returned to Noteholders will be reduced and some or all of such Noteholders will incur a loss.

Any outstanding Notes will be redeemed concurrently with any of the events specified above and the subsequent payment to the Certificateholders of all amounts required to be paid to them pursuant to the Trust Agreement will effect early retirement of the Certificate.

Administration Agreement

Pursuant to the Administration Agreement, the Administrator will agree, to the extent provided in such Administration Agreement, to provide the notices and to perform other administrative obligations required by the Indenture.

In addition, it will be the obligation of the Administrator to:

•	pay the Indenture Trustee the compensation provided for in the Indenture;

•
reimburse the Indenture Trustee for its reasonable expenses, disbursements and advances incurred in accordance with the Indenture, except any such expense, disbursement or advance as may be attributable to its willful misconduct, negligence or bad faith;

•
reimburse the Owner Trustee for its reasonable expenses, disbursements and advances incurred in accordance with the Trust Agreement, except any such expense, disbursement or advance as may be attributable to its willful misconduct, gross negligence or bad faith; and

•
indemnify each of the Owner Trustee and the Indenture Trustee for, and hold each harmless against, any loss, liability or expense incurred without gross negligence (or negligence, in the case of the Indenture Trustee) or bad faith on its part, arising out of or in connection with the acceptance or administration of the transactions contemplated by the Transfer and Servicing Agreements, including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Indenture or Trust Agreement to the extent it is entitled to such indemnification under the Indenture, with respect to the Indenture Trustee, and under the Trust Agreement, with respect to the Owner Trustee.

The obligations of the Administrator with respect to the Owner Trustee and Indenture Trustee will survive the termination of the Administration Agreement.

[As compensation for the performance of the Administrator’s obligations under the Administration Agreement and as reimbursement for its expenses related thereto, the Administrator will be entitled to a monthly administration fee (the “Administration Fee”), which fee will be paid by the Servicer.]

The Administrator may not resign or be removed until (i) a successor administrator is appointed by the Issuing Entity, (ii) such successor administrator has agreed in writing to be bound by the terms of the Administration Agreement in the same manner as the Administrator and (iii) upon 10 days following notice to the Rating Agencies of the proposed supplemental indenture, each Rating Agency either has provided the Owner Trustee a letter to the effect that such action will not result in the reduction or withdrawal of any rating it currently assigns to any class of Notes or has not notified the Owner Trustee or the Depositor that such action might or would result in the reduction or withdrawal of the rating it has currently assigned to any class of Notes.

Under the circumstances specified in the Administration Agreement, any entity into which the Administrator may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Administrator is a party, or any entity succeeding to all or substantially all of the business of the Administrator will be the successor of the Administrator under such Administration Agreement.

The Administration Agreement may be amended by a written amendment signed by the Issuing Entity, the Administrator, the Owner Trustee and the Indenture Trustee, but without the consent of the Noteholders or the Certificateholders, for the purpose of adding any provisions to or modifying or changing in any manner or eliminating any of the provisions of the Administration Agreement; provided, however, that an officer’s certificate is delivered by the Servicer to the Indenture Trustee in connection with such amendment certifying that either (i) such officer reasonably believes such amendment will not, adversely affect in any material respect the interests of any Noteholder or (ii) upon 10 days following notice to the Rating Agencies of the proposed supplemental indenture, each Rating Agency either has provided the Indenture Trustee a letter to the effect that such action will not result in the reduction or withdrawal of any rating it currently assigns to any class of Notes or has not notified the Indenture Trustee that such action might or would result in the reduction or withdrawal of the rating it has currently assigned to any class of Notes.

Investor Communication

A Noteholder or Note Owner may send a written request to the Administrator stating that the Noteholder or Note Owner is interested in communicating with other Noteholders and Note Owners about the possible exercise of rights under the transaction documents. The Administrator has agreed in the Administration Agreement to include in the Form 10-D for any Collection Period any written request received by the Administrator during that Collection Period from a Noteholder or Note Owner to communicate with other Noteholders and Note Owners regarding exercising their rights under the transaction documents.  If the requesting party is a record Noteholder, no further verification of ownership will be required.  If the requesting party is a Note Owner, then the Note Owner must include with its written request a written certification from the Noteholder that it is a Note Owner, together with one of the following additional forms of documentation of the requesting party’s status as a Note Owner:

•	a trade confirmation,

•	an account statement,

•	a letter from a broker dealer that is acceptable to the Administrator, or

•	any other form of documentation that is acceptable to the Administrator.

Upon satisfaction of these requirements, the Administrator will include in the Form 10-D for the relevant Collection Period the following information:

•	the name of the requesting Noteholder or Note Owner,

•	the date the request was received,

•
a statement that the Administrator has received the request from that Noteholder or Note Owner that it is interested in communicating with other Noteholders and Note Owners about the possible exercise of rights under the transaction documents, and

•	a description of the method by which the other Noteholders and Note Owners may contact the requesting Noteholder or Note Owner.

The Administrator is not required to include any additional information in the Form 10-D, and is required to disclose a Noteholder’s or Note Owner’s request only where the communication relates to the exercise by a Noteholder or Note Owner of its rights under the transaction documents.  The expenses of administering the foregoing investor communication provisions will be the responsibility of the Administrator[, which will be compensated by means of the Administration Fee paid by the Servicer as described above].

[THE [SWAP][CAP] AGREEMENT]

[On the Closing Date, the issuing entity will enter into an interest rate [swap][cap] agreement (the “[Swap][Cap] Agreement”) with [__________], an eligible [swap][cap] counterparty (the “[Swap][Cap] Counterparty”), to hedge the [basis] risk that results from [the payment of a One-Month LIBOR-based floating rate of interest on the Class A-2b Notes][LIBOR fluctuations].

The [Swap][Cap] Agreement will be documented under a 1992 ISDA Master Agreement (Multicurrency-Cross Border) modified to reflect the terms of the Notes, the Indenture and the Trust Agreement.

Under the [Swap][Cap] Agreement, the [Swap][Cap] Counterparty will make the payments described below to the Administrator on behalf of the Issuing Entity, on or before the [____] Business Day preceding each Payment Date while the [Swap][Cap] Agreement is still in effect.

Under the [Swap][Cap] Agreement, the [Swap][Cap] Counterparty will pay to the Issuing Entity an amount equal to the product of:

•
[the excess, if any, of] a One-Month LIBOR-based floating rate of interest (provided that One-Month LIBOR for the first Payment Date will be determined using the same formula that applies to the Class A-2b Notes) [over [____]%],

•	the outstanding principal balance of the Class A-2b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date); and

•	a fraction, the numerator of which is the actual number of days elapsed in the related Interest Period and the denominator of which is 360.

All amounts received from the [Swap][Cap] Counterparty will be deposited into the Collection Account and will become part of Available Collections on the next distribution date.

[In exchange for the Swap Counterparty’s payments under the Swap Agreement, the Issuing Entity will pay to the Swap Counterparty from Available Collections and, if necessary, the Reserve Account, on or before each Payment Date while the Swap Agreement is still in effect, prior to interest payments on the Notes, an amount equal to the product of:

•	a fixed rate of interest with respect to the Class A-2b Notes;

•	the outstanding Principal Balance of the Class A-2b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date); and

•	a fraction, the numerator of which is 30 and the denominator of which is 360]

[In exchange for the Cap Counterparty’s payments under the Cap Agreement, the Issuing Entity will pay to the Cap Counterparty an upfront payment on the Closing Date (or, if the Issuing Entity enters into a replacement Cap Agreement during the transaction, prior to interest on the Notes).]

[The payment obligations of the Issuing Entity and the Swap Counterparty under the Swap Agreement will be netted.]

[Termination Date]

[The Swap Agreement will terminate on the earliest to occur of (i) the distribution date on which the outstanding Principal Balance of Class A-2b Notes is reduced to zero; or (ii) the maturity date of the Class A-2b Notes (the “Swap Termination”).  The Swap Agreement may terminate earlier than either such date if an Event of Default or a termination event under the Swap Agreement occurs.]

Modifications and Amendment of the [Swap][Cap] Agreement

The Trust Agreement and the Indenture will contain provisions permitting the Indenture Trustee to enter into amendments to the [Swap][Cap] Agreement to cure any ambiguity in, or correct or supplement any provision of the [Swap][Cap] Agreement, so long as the Administrator determines that the amendment will not adversely affect the interests of the Noteholders whose written consent has not been obtained.

Default Under the Swap Agreement

Events of default under the [Swap][Cap] Agreement are limited to:

•	the failure of [the Issuing Entity or] the [Swap][Cap] Counterparty to pay or deliver any amount when due under the [Swap][Cap] Agreement after giving effect to the applicable grace period;

•	the occurrence of certain events of bankruptcy and insolvency;

•
an acceleration of the principal of the Notes following an Event of Default (other than an Event of Default relating to a breach of any covenant or a violation of any representation or warranty) which acceleration has become non-rescindable and non-waivable;

•
an acceleration of the principal of the Notes following an Event of Default for a breach of any covenant or a violation of any representation or warranty which acceleration has become non-rescindable and non-waivable, and pursuant to which the Indenture Trustee has liquidated the Receivables; and

•
the following other standard events of default under the 1992 ISDA Master Agreement, as modified by the terms of the [Swap][Cap] Agreement: “Breach of Agreement” (not applicable to the Issuing Entity), “Credit Support Default” (not applicable to the Issuing Entity), “Misrepresentation” (not applicable to the Issuing Entity), “Default Under Specified Transaction” (not applicable to the Issuing Entity), “Cross-Default” (not applicable to the Issuing Entity) and “Merger Without Assumption” (not applicable to the Issuing Entity), as described in Sections 5(a)(ii), 5(a)(iii), 5(a)(iv), 5(a)(v), 5(a)(vi) and 5(a)(viii), respectively, of the 1992 ISDA Master Agreement.

Termination Events

The [Swap][Cap] Agreement will contain usual and customary termination events, as well as additional termination events.  The additional termination events include (i) the failure of the [Swap][Cap] Counterparty to comply with certain requirements associated with the downgrade of its credit ratings and (ii) the occurrence of certain other events, in each case as specified in the [Swap][Cap] Agreement.

Early Termination of the [Swap][Cap] Agreement

Upon the occurrence of any event of default under the [Swap][Cap] Agreement or a termination event, the non-defaulting party or the non-affected party, as the case may be, will have the right to designate an early termination date.  The Issuing Entity may not designate an early termination date without the consent of the Administrator.

Upon any early termination of the [Swap][Cap] Agreement, [either the Issuing Entity or] the [Swap][Cap] Counterparty[, as the case may be,] may be obligated to make a termination payment to the [other, regardless of which party has caused that termination][Issuing Entity].  The amount of that termination payment will be based on the value of the [swap][cap] transaction as computed in accordance with the procedures in the [Swap][Cap] Agreement.  [In the event that the Issuing Entity is required to make a termination payment following an event of default or termination event under the Swap Agreement, the payment will be payable pari passu with the Class A Noteholders’ interest distribution amount unless (i) an event of default under the Swap Agreement occurs with respect to which the Swap Counterparty is the defaulting party or (ii) a termination event (other than “Illegality” or a “Tax Event”, as described in Sections 5(b)(i) and 5(b)(ii), respectively, of the 1992 ISDA

Master Agreement) or additional termination event occurs with respect to which the Swap Counterparty is the sole affected party, in which case such payment will be payable after the payment of certain additional amounts on the related distribution date, as described under “Payments to Noteholders—Priority of Payments” and —Payments After Occurrence of Event of Default Resulting in Acceleration.”  However, in the event that a termination payment is owed to the Swap Counterparty following any other event of default by the Issuing Entity under the Swap Agreement, any swap default resulting from a default of the Swap Counterparty or a termination event under the Swap Agreement, the termination payment will be subordinate to the right of the Noteholders to receive full payment of principal of and interest on the Notes on that Payment Date, to the replenishment of the Reserve Account to the Specified Reserve Account Balance and to any unpaid fees and expenses of the Indenture Trustee.]

Upon termination of the [Swap][Cap] Agreement, the Administrator, on behalf of the Issuing Entity will attempt to enter into a replacement [Swap][Cap] Agreement on substantially the same terms as the original [Swap][Cap] Agreement.  However, no assurance can be given that this will be possible under then-existing economic or market conditions or that the Issuing Entity will have sufficient funds available for this purpose.]

CERTAIN LEGAL ASPECTS OF THE RECEIVABLES

General

The transfer of the Receivables to the Issuing Entity and the pledge of the Receivables to the Indenture Trustee, the perfection of the interests in the Receivables and the enforcement of rights to realize on the Financed Vehicles as collateral for the Receivables are subject to a number of federal and state laws, including the UCC as in effect in various states.  The Servicer and the Depositor will take the actions described below to perfect the rights of the Indenture Trustee in the Receivables.  If another party purchases (including the taking of a security interest in) the Receivables for new value in the ordinary course of its business, without actual knowledge of the Issuing Entity’s interest, and takes possession or, in the case of electronic Receivables, control of the Receivables, that purchaser would acquire an interest in the Receivables superior to the interest of the Issuing Entity and the Indenture Trustee.

Security Interests

General. In states in which retail installment sales contracts such as the Receivables evidence the credit sale of automobiles and/or light duty trucks by dealers to Obligors, the contracts also constitute personal property security agreements and include grants of security interests in the vehicles under the UCC in effect in the applicable state(s).  Perfection of security interests in financed automobiles and/or light duty trucks is generally governed by the motor vehicle registration laws of the state in which the vehicle is located.  In most states, a security interest in an automobile or light duty truck is perfected by obtaining possession of the certificate of title to the Financed Vehicle or by a notation of the secured party’s lien on the vehicle’s certificate of title, as applicable.

All retail installment sales contracts acquired by TMCC from Dealers name TMCC as obligee or assignee and as the secured party.  TMCC’s possession of tangible contracts and its control of electronic contracts perfects its interest in the contracts against the Dealers and their creditors and also provides TMCC priority over any prior secured creditor, such as an inventory financer, that has a security interest in the contracts.  TMCC also takes all actions necessary under the laws of the state in which the related Financed Vehicle is located to perfect its security interest in that Financed Vehicle, including, where applicable, having a notation of its lien recorded on the related certificate of title or with the department of motor vehicles of such state and, where applicable, obtaining possession of that certificate of title.  Because TMCC continues to service the contracts as Servicer under the Sale and Servicing Agreement, the Obligors on the contracts will not be notified of the sale from TMCC to the Depositor or the sale from the Depositor to the Issuing Entity.

Perfection.  Pursuant to the Receivables Purchase Agreement, TMCC will sell and assign its interest in the Receivables, including its security interest in the Financed Vehicles to the Depositor and, pursuant to the Sale and Servicing Agreement, the Depositor will sell and assign its interest in the Receivables, including its security interest in the Financed Vehicles to the Issuing Entity.  The Issuing Entity will pledge its interest in the Receivables, including its security interest in the Financed Receivables to the Indenture Trustee.  UCC financing statements with respect to the transfer to the Depositor of TMCC’s interest in the Receivables, including its security interest in the Financed Vehicles, the transfer to the Issuing Entity of the Depositor’s interest in the Receivables, including its security interest in the Financed Vehicles and the transfer to the Indenture Trustee of the Issuing Entity’s interest in the Receivables, including its security interest in the Financed Vehicles will be filed with the appropriate governmental authorities.  However, because of the administrative burden and expense, none of TMCC, the Depositor, the Issuing Entity or the Indenture Trustee will amend any certificate of title to identify the Issuing Entity or the Indenture Trustee as the new secured party on such certificate of title relating to a Financed Vehicle.  The Servicer will continue to hold any certificates of title relating to the vehicles in its possession as custodian for the Depositor and the Issuing Entity pursuant to the Sale and Servicing Agreement.

The requirements for the creation, perfection, transfer and release of liens in Financed Vehicles generally are governed by state law and thus vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the Issuing Entity or the release of the lien on the vehicle or other adverse consequences.

In most states, an assignment of contracts and interests in motor vehicles such as that under the Receivables Purchase Agreement or the Sale and Servicing Agreement is an effective conveyance of a security interest and the assignee succeeds thereby to the assignor’s rights as secured party.  In those states, the Issuing Entity will have a perfected security interest in the vehicles even though the Issuing Entity’s or the Indenture Trustee’s security interest will not be noted on a vehicle’s certificate of title, as discussed above.  In those states, in the absence of fraud or forgery by the vehicle owner or the Servicer or administrative error by state or local agencies, the notation of TMCC’s lien on the certificates of title will be sufficient to protect the Issuing Entity against the rights of subsequent purchasers of a Financed Vehicle or subsequent lenders who take a security interest in a Financed Vehicle.  However, the security interest of the Issuing Entity and the Indenture Trustee in the vehicle could be defeated through fraud or forgery by the vehicle owner or the Servicer or administrative error by state or local agencies because neither the Issuing Entity nor the Indenture Trustee will be listed as lienholder on the certificates of title.  For example, the State of New York passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied without any signature or formal release by the prior lienholder. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.  In the other states, the amendment of any lien noted on a vehicle’s certificate of title is required to effectively convey the related security interest.  In the Receivables Purchase Agreement, TMCC will represent and warrant, and in the Sale and Servicing Agreement, the Depositor will represent and warrant, that it has taken all action necessary to obtain a perfected security interest in each Financed Vehicle.  If there are any Financed Vehicles as to which TMCC failed to obtain and assign to the Depositor a perfected security interest, the security interest of the Depositor in the Financed Vehicles would be subordinate to, among others, subsequent purchasers of the Financed Vehicles and holders of perfected security interests in the Financed Vehicles.  To the extent that such failure has a material and adverse effect on the Issuing Entity’s interest in the related Receivables, it would constitute a breach of the warranties of TMCC under the Receivables Purchase Agreement or the Depositor under the Sale and Servicing Agreement, as applicable.  Accordingly, pursuant to the Sale and Servicing Agreement, the Depositor would be required to repurchase the related Warranty Receivable from the Issuing Entity and, pursuant to the Receivables Purchase Agreement, TMCC would be required to purchase that Warranty Receivable from the Depositor, in each case unless the breach was cured by the last day of the second Collection Period following the Collection Period in which the Depositor discovers or receives notice of such breach.  Pursuant to the Sale and Servicing Agreement, the Depositor will assign its rights to the Issuing Entity or cause TMCC to purchase the Warranty Receivable under the Receivables Purchase Agreement.  For additional information, you should refer to “Repurchases of Receivables” and “Risk Factors—The issuing entity’s security interests in financed vehicles may be unenforceable or defeated” in this prospectus.

Continuity of Perfection in Financed Vehicles.  Under the laws of most states, the perfected security interest in a vehicle would continue for up to four months after the vehicle is moved to and re-registered by its owner in a state that is different from the one in which it is initially registered.  A majority of states generally require surrender of a certificate of title to re-register a vehicle.  In those states that require a secured party to hold possession of the certificate of title to maintain perfection of the security interest, the secured party would learn of the re-registration through the Obligor’s request under the related installment sales contract that the secured party surrenders possession of the certificate of title.  In the case of vehicles registered in states providing for the notation of a lien on the certificate of title but not possession by the secured party, the secured party would receive notice of surrender from the state of re-registration if the security interest is noted on the certificate of title.  Thus, in either case, there are procedural safeguards in place to provide the secured party with notice of re-registration and an opportunity to re-perfect its security interest in the vehicle in the state of relocation.  However, these procedural safeguards will not protect the secured party if through fraud, forgery or administrative error, the debtor procures a new certificate of title that does not list the secured party’s lien.  Additionally, in states that do not require a certificate of title for registration of a motor vehicle, re-registration could defeat perfection.  In the ordinary course of servicing the Receivables, TMCC will take steps to effect re-perfection upon receipt of notice of re-registration or information from the Obligor as to relocation.  Similarly, when an Obligor sells a Financed Vehicle, TMCC must surrender possession of the certificate of title or will receive notice as a result of its lien noted on the certificate of title and accordingly will have an opportunity to require satisfaction of the related Receivable before release of the lien.  Under the Sale and Servicing Agreement, the Servicer will be obligated to take appropriate steps, at the Servicer’s expense, to maintain perfection of security interests in the Financed Vehicles and will be obligated to purchase the related Receivable if it fails to do so and that failure has a material and adverse effect on the Issuing Entity’s interest in the Receivable.

Priority of Liens in Financed Vehicles Arising by Operation of Law.  Under the laws of most states (including California), liens for repairs performed on a motor vehicle and liens for unpaid taxes take priority over even a perfected security interest in a financed vehicle.  The Code also grants priority to specified federal tax liens over the lien of a secured party.  The laws of some states and federal law permit the confiscation of vehicles by governmental authorities under some circumstances if used in unlawful activities, which may result in the loss of a secured party’s perfected security interest in the confiscated vehicle.  For additional information, you should refer to “—Forfeiture for Drug, RICO and Money Laundering Violations” in this prospectus.  TMCC will represent and warrant to the Depositor in the Receivables Purchase Agreement, and the Depositor will represent and warrant to the Issuing Entity in the Sale and Servicing Agreement, that, as of the Closing Date, each security interest in a Financed Vehicle is prior to all other present liens (other than tax liens and any other liens that arise by operation of law) upon and security interests in such Financed Vehicle.  However, liens for repairs or taxes could arise, or the confiscation of a Financed Vehicle could occur, at any time during the term of a Receivable.  No notice will be given to the Owner Trustee, the Indenture Trustee, any Noteholders or the Certificateholders if a lien arises or confiscation occurs which would not give rise to the Depositor’s repurchase obligation under the Sale and Servicing Agreement or TMCC’s repurchase obligation under the Receivables Purchase Agreement.

Repossession of Financed Vehicles

In the event of default by an Obligor, the holder of the related retail installment sales contract has all the remedies of a secured party under the UCC as in effect in the applicable state, except where specifically limited by other state laws.  Among the UCC remedies, the secured party has the right to repossess by means of self-help, unless it would constitute a breach of the peace or is otherwise limited by applicable state law.  Unless a vehicle financed by TMCC is voluntarily surrendered, self-help repossession is the method employed by TMCC in most states and is accomplished simply by retaking possession of the Financed Vehicle.  In cases where an Obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and that vehicle must then be recovered in accordance with that order.  In some jurisdictions, the secured party is required to notify that Obligor of the default and the secured party’s intent to repossess the collateral and to give that Obligor a time period within which to cure the default prior to repossession.  In some states, an Obligor has the right to reinstate its contract and recover the collateral by paying the delinquent installments and other amounts due.

Notice of Sale of Financed Vehicles; Reinstatement and Redemption Rights

In the event of default by an Obligor under a retail installment sales contract, some jurisdictions require that the Obligor be notified of the default and be given a time period within which to cure the default prior to repossession.  Generally, this right of cure may only be exercised on a limited number of occasions during the term of the related contract.

The UCC and other state laws require the secured party to provide an Obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of the collateral, such as a Financed Vehicle, may be held.  In most states, under certain circumstances after any such financed vehicle has been repossessed, the related Obligor may reinstate the related contract by paying the delinquent installments and other amounts due.  Additionally, in most states, an Obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation, accrued interest on the obligation plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees.  In some states, an Obligor has the right to redeem the collateral prior to actual sale by payment of only delinquent installments or the unpaid balance.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the vehicles generally will be applied first to the expenses of resale and repossession and then to satisfaction of the indebtedness.  In the event that net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment, which is a personal judgment against the Obligor, for the shortfall can be sought in those states that do not prohibit or limit such judgments.  In addition to the notice requirement described above, the UCC requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.”  Generally, courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment.  However, because a defaulting Obligor can be expected to have very little capital or sources of income available following repossession, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount or be uncollectible.  In addition, the UCC permits the Obligor or other interested party to recover for any loss caused by noncompliance with the provisions of the UCC.  Also, prior to a sale, the UCC permits the Obligor or other interested person to prohibit the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the UCC.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds.  In that case, the UCC requires the creditor to remit the surplus to any holder of a subordinate lien with respect to that vehicle or, if no such lienholder exists, the UCC requires the creditor to remit the surplus to the Obligor.

Certain Bankruptcy Considerations

In structuring the transactions contemplated in this prospectus, the Depositor has taken steps that are intended to make it unlikely that the voluntary or involuntary application for relief by TMCC under the Bankruptcy Code or similar applicable state laws (collectively, “Insolvency Laws”) will result in consolidation of the assets and liabilities of the Issuing Entity with those of TMCC or the Depositor.  These steps include the creation of both the Depositor as a wholly-owned, limited purpose subsidiary pursuant to a limited liability company agreement containing certain limitations (including requiring that the Depositor must at all times have at least one “Independent Manager” and restrictions on the nature of the Depositor’s business and on its ability to commence a voluntary case or proceeding under any Insolvency Law without the affirmative vote of a majority of its managers, including each Independent Manager) and the Issuing Entity as a wholly-owned, limited purpose subsidiary pursuant to the Trust Agreement containing certain limitations (including restrictions on the nature of the Issuing Entity’s business and on its ability to commence a voluntary case or proceeding under any Insolvency Law).  However, delays in payments on the Notes and possible reductions in the amount of those payments could occur if:

1.
a court were to conclude that the assets and liabilities of the Issuing Entity should be consolidated with those of TMCC or the Depositor in the event of the application of applicable Insolvency Laws to TMCC or the Depositor;

2.	a filing were made under any Insolvency Law by or against the Depositor or the Issuing Entity; and

3.	an attempt were made to litigate any of the foregoing issues.

On the Closing Date, counsel to the Depositor will give an opinion to the effect that, based on a reasoned analysis of analogous case law (although there is no case law directly on point), and, subject to facts, assumptions and qualifications specified in the opinion and applying the principles described in the opinion, in the event of a voluntary or involuntary bankruptcy proceeding in respect of the Depositor under Title 11 of the Bankruptcy Code, the property of the Issuing Entity would not properly be substantively consolidated with the property of the estate of the Depositor.  Among other things, that opinion will assume that each of the Depositor and the Issuing Entity will follow specified procedures in the conduct of its affairs, including maintaining records and books of account separate from those of the other, refraining from commingling its assets with those of the other, and refraining from holding itself out as having agreed to pay, or being liable for, the debt of the other.  The Depositor and the Issuing Entity intend to follow these and other procedures related to maintaining their separate corporate identities.  However, there can be no assurance that a court would not conclude that the assets and liabilities of the Issuing Entity should be consolidated with those of the Depositor.

TMCC, the Depositor and the Issuing Entity will treat the transactions described in this prospectus as a sale of the Receivables from TMCC to the Depositor and from the Depositor to TMCC, in order to reduce the likelihood that the automatic stay provisions of the Bankruptcy Code would apply to the Receivables in the event that TMCC or the Depositor were to become a debtor in a bankruptcy proceeding.  TMCC and the Depositor will represent and warrant in the Receivables Purchase Agreement and the Sale and Servicing Agreement, respectively, that each sale of the Receivables to the Depositor and the Issuing Entity is a valid sale.  Notwithstanding the foregoing, if TMCC or the Depositor were to become a debtor in a bankruptcy proceeding, a court could take the position that the sale of Receivables to the Issuing Entity should instead be treated as a pledge of those Receivables to secure a borrowing by TMCC or the Depositor.  In addition, if the transfer of Receivables to the Issuing Entity is treated as a pledge instead of a sale, a tax or government lien on the property of TMCC or the Depositor arising before the transfer of a Receivable to the Issuing Entity may have priority over the Issuing Entity’s interest in that Receivable.  In addition, while TMCC is the Servicer, cash collections on the Receivables may be commingled with funds of TMCC and, in the event of a bankruptcy of TMCC, the Issuing Entity may not have a perfected ownership interest in those collections and the Indenture Trustee may not have a perfected security interest in those collections.

Dodd-Frank Act Orderly Liquidation Authority Provisions

General.  On July 21, 2010, President Obama signed into law the Dodd-Frank Act.  The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of certain bank holding companies, financial companies and their respective subsidiaries in specific situations under the OLA provisions of the Dodd-Frank Act.  The proceedings, standards, powers of the receiver and many substantive provisions of the OLA differ from those of the Bankruptcy Code in several respects.  In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear what impact these provisions will have on any particular company, including TMCC, the Depositor, the Issuing Entity or any of their respective creditors.

Potential Applicability to TMCC, the Depositor and the Issuing Entity.  There is uncertainty about which companies will be subject to the OLA rather than the Bankruptcy Code.  For a company to become subject to the OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that such company is in default or in danger of default, that the company’s failure and its resolution under the Bankruptcy Code “would have serious adverse effects on financial stability in the United States,” that no viable private sector alternative is available to prevent the default of the company and  that an OLA proceeding would mitigate these adverse effects.

TMCC’s senior unsecured debt is currently assigned an investment grade rating.  TMCC’s business is generally limited to providing retail financing, dealer financing and certain other financial products and services to vehicle and industrial equipment dealers and their customers and marketing, underwriting and administering insurance agreements related to covering certain risks of vehicle dealers and their customers.  TMCC has many competitors in these businesses with substantial resources.  Notwithstanding the foregoing, there can be no assurance that circumstances will not change in the future or that, regardless of the nature and scope of TMCC’s business and competitive market, the Secretary of the Treasury would not determine that the failure of TMCC and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States.

Under certain circumstances, if TMCC were determined to be a “covered financial company,” the Issuing Entity or the Depositor could also be subject to the provisions of the OLA as a “covered subsidiary” of TMCC.  For a covered subsidiary to be considered a covered financial company for purposes of the OLA and therefore be subject to receivership under the OLA, (1) the FDIC would have to be appointed as receiver for TMCC under the OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the Issuing Entity or Depositor, as applicable, is in default or in danger of default, (b) appointment of the FDIC as receiver of the covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of TMCC.  To reduce the likelihood that the Issuing Entity or the Depositor would be subject to the OLA, the Issuing Entity does not intend to issue non-investment grade debt and the Depositor will not issue any debt. Moreover, the Issuing Entity will own a relatively small amount of the Receivables originated and serviced by TMCC and the Issuing Entity and the Depositor will be structured as separate legal entities from TMCC and other issuing entities sponsored by TMCC.  Notwithstanding the foregoing, because of the novelty of the Dodd-Frank Act and the OLA provisions, the uncertainty of the Secretary of the Treasury’s determination and the fact that such determination would be made in the future under potentially different circumstances, no assurance can be given that the OLA provisions would not apply to TMCC, the Issuing Entity or the Depositor or, if they were to apply, that the timing and amounts of payments to the Noteholders would not be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under the OLA.  If the FDIC were appointed receiver of TMCC or of a covered subsidiary, including the Issuing Entity or the Depositor, under the OLA, the FDIC would have various powers under the OLA, including the power to repudiate any contract to which TMCC or such covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome to the estate and that repudiation would promote the orderly administration of TMCC’s or such covered subsidiary’s affairs, as applicable.  In January 2011, the acting General Counsel of the FDIC (the “FDIC Counsel”) issued an advisory opinion (the “FDIC Counsel Opinion”) confirming, among other things, its intended application of the FDIC’s repudiation power under the OLA. The FDIC Counsel Opinion states that the Dodd-Frank Act does not change the existing law governing the separate existence of separate entities under other applicable law and thus, in the FDIC Counsel’s opinion, the FDIC, as receiver for a covered financial company (which could include TMCC or its subsidiaries (including the Depositor or the Issuing Entity)), cannot repudiate a contract or lease of an entity unless (1) it has been appointed as receiver for that entity or (2) the separate existence of that entity may be disregarded under other applicable law.  In addition, the FDIC Counsel Opinion states the FDIC Counsel’s opinion that, until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company (which could include TMCC or its subsidiaries (including the Depositor or the Issuing Entity)), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of such covered financial company or claim receivership of any asset transferred by such covered financial company prior to the end of the applicable transition period of a regulation, provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of such covered financial company under the Bankruptcy Code.  The FDIC Counsel Opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts.  No such regulations have been proposed, and therefore the foregoing FDIC Counsel’s interpretation currently remains applicable.  The FDIC Counsel Opinion also states that the FDIC staff anticipates recommending consideration of future regulations related to the Dodd-Frank Act.  The FDIC Counsel Opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future.  To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving TMCC or its subsidiaries (including the Depositor or the Issuing Entity) are contrary to the FDIC Counsel Opinion, payment or distributions of principal and interest on the Securities issued by the Issuing Entity could be delayed or reduced.

As discussed above, we will structure each transfer of Receivables under the Receivables Purchase Agreement and the Sale and Servicing Agreement with the intent that it would be characterized as a legal true sale under applicable state law and that the Receivables would not be included in the transferor’s bankruptcy estate under the Bankruptcy Code.  If the transfers are so characterized, based on the FDIC Counsel Opinion and applicable law, the FDIC would not be able to recover the transferred Receivables using its repudiation power.  However, if the FDIC were to successfully assert that a transfer of Receivables was not a legal true sale and should instead be characterized as a transfer of a security interest to secure loans, and if the FDIC repudiated those loans, the purchasers of the Receivables or the Noteholders, as applicable, would, in lieu of their interests in the Receivables themselves, have a claim for their “actual direct compensatory damages,” which claim would be no less than the amount lent plus interest accrued to the date the FDIC was appointed receiver.  In addition, to the extent that the value of the collateral securing the loan exceeds such amount, the purchaser or the Noteholders, as applicable, would also have a claim for any interest that accrued after such appointment at least through the date of repudiation or disaffirmance.  In addition, even if an initial determination by the FDIC that the transfers were not legal true sales or that the FDIC could use its repudiation power to recover the Receivables were reversed by a court, Noteholders could suffer delays in the payments on their Notes.

If the FDIC were appointed receiver of TMCC or of a covered subsidiary (including the Issuing Entity or the Depositor) under the OLA, the FDIC’s repudiation power would also extend to continuing obligations of TMCC or such covered subsidiary, as applicable, including such party’s obligations to repurchase Warranty Receivables as well as its obligation to service the Receivables.  If the FDIC were to exercise this repudiation power, Noteholders would not be able to compel TMCC or any applicable covered subsidiary to repurchase Warranty Receivables and instead would have a claim for damages in TMCC’s or that covered subsidiary’s receivership, as applicable, and thus would suffer delays and may suffer losses of payments on their Notes.  Noteholders would also be prevented from replacing the Servicer during a stay in connection with these proceedings.  In addition, if the FDIC were to repudiate TMCC’s obligations as Servicer, there may be disruptions in servicing as a result of a transfer of servicing to a third party, which could cause Noteholders to suffer delays or losses of payments on their Notes.  In addition, there are other statutory provisions under the OLA enforceable by the FDIC under which, if the FDIC takes action, payments or distributions of principal and interest on the Notes could be delayed or reduced.

In addition, under the OLA, none of the parties to the Receivables Purchase Agreement, the Sale and Servicing Agreement, the Administration Agreement or the Indenture could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect TMCC’s or a covered subsidiary’s rights under those contracts without the FDIC’s consent for 90 days after the FDIC is appointed as receiver.  Similar to an “automatic stay” in a bankruptcy proceeding, during the same period, the FDIC’s consent would also be required for any attempt to obtain possession of or exercise control over any property of TMCC or of a covered subsidiary.

If the Issuing Entity were to become subject to the OLA, the FDIC may repudiate the debt of the Issuing Entity.  In such an event, the Noteholders would have a secured claim in the receivership of the Issuing Entity for “actual direct compensatory damages” as described above, and payments on the Notes would be delayed and could be reduced.  In addition, for a period of 90 days after a receiver was appointed, Noteholders would be stayed from accelerating the debt or exercising any remedies under the Indenture.

FDIC’s Avoidance Power Under the OLA.  Under statutory provisions of the OLA similar to those of the Bankruptcy Code, the FDIC could avoid transfers of Receivables that are deemed “preferential.”  On July 15, 2011, the FDIC Board of Directors issued a final rule (the “Final Rule”), which, among other things, clarifies that the treatment of preferential transfers under the OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code.  The Final Rule became effective on August 15, 2011.  Based on the Final Rule, a transfer of the Receivables perfected by the filing of a UCC financing statement against TMCC, the Depositor and the Issuing Entity as provided in the Transfer and Servicing Agreements would not be avoidable by the FDIC as a preference under the OLA.  For additional information, you should refer to “—Certain Bankruptcy Considerations” above.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance.  These laws and regulations include the Truth in Lending Act and the its implementing regulation, Regulation Z, the Equal Credit Opportunity Act and its implementing regulation, Regulation B, the Federal Trade Commission Act, the Fair Credit Billing Act, the Fair Debt Collections Practices Act, the Magnuson Moss Warranty Act, the Gramm-Leach-Bliley Act, the Relief Act and similar state laws protecting servicemembers, the National Consumer Credit Protection Act, the Texas Consumer Credit Code, the Dodd-Frank Act, state adoptions of the National Consumer Act and of the Uniform Consumer Credit Code and state motor vehicle retail installment sales acts and other similar laws.  Many states have adopted “lemon laws” that provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period.  Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law.  These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions.  In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the Receivables.

Any licensing requirements of the Issuing Entity are governed by state and sometimes local law, and thus vary on a jurisdiction-by-jurisdiction basis.  For example, the City of New York passed legislation requiring a purchaser of delinquent loans to be licensed as a debt collector.  It is not clear what “delinquent” means under that law.  It is possible that, as a result of not being properly licensed under a state or local law, the Issuing Entity could be subject to liability or other adverse consequences.

With respect to used vehicles, the Federal Trade Commission’s Rule on Sale of Used Vehicles (the “FTC Rule”) requires all sellers of used vehicles to prepare, complete and display a “Buyers Guide” which explains the warranty coverage for such vehicles.  The Federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers.  Holders of the Receivables may have liability or claims and defenses under those statutes, the FTC Rule and similar state statutes.

The “Holder in Due Course” Rule of the Federal Trade Commission (the “HDC Rule”), the provisions of which are generally duplicated by the Uniform Consumer Credit Code, other statutes or the common law in some states, has the effect of subjecting a seller (and specified creditors and their assignees) in a consumer credit transaction to all claims and defenses which the Obligor in the transaction could assert against the seller of the goods.  Liability under the HDC Rule is limited to the amounts paid by the Obligor under the contract, and the holder of the Receivable may also be unable to collect any balance remaining due under that contract from the Obligor.

Most of the Receivables will be subject to the requirements of the HDC Rule.  Accordingly, the Issuing Entity, as holder of the Receivables, will be subject to any claims or defenses that the purchaser of an applicable Financed Vehicle may assert against the seller of such Financed Vehicle.  For each Obligor, these claims are limited to a maximum liability equal to the amounts paid by the Obligor on the related Receivable.  Under most state motor vehicle dealer licensing laws, sellers of motor vehicles are required to be licensed to sell motor vehicles at retail sale.  Furthermore, federal odometer regulations promulgated under the Motor Vehicle Information and Cost Savings Act require that all sellers of new and used vehicles furnish a written statement signed by the seller certifying the accuracy of the odometer reading at the time of sale.  If the seller is not properly licensed or if a written odometer disclosure statement was not provided to the related Obligor, the Obligor may be able to assert a defense against the seller of the vehicle.  If an Obligor were successful in asserting any of those claims or defenses, that claim or defense would evidence a breach of the Depositor’s representations and warranties under the Sale and Servicing Agreement and a breach of TMCC’s warranties under the Receivables Purchase Agreement and would, if the breach materially and adversely affects the Receivable or the interest of the Noteholders, create an obligation of the Depositor and TMCC, respectively, to repurchase the Warranty Receivable unless the breach is cured by the last day of the second Collection Period following the Collection Period in which the Depositor discovers or receives notice of such breach.  For additional information, you should refer to “Transfer and Servicing Agreements—Sale and Assignment of Receivables” and “Repurchases of Receivables” in this prospectus.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances.  These equitable principles may have the effect of relieving an Obligor from some or all of the legal consequences of a default.  Any such shortfall, to the extent not covered by amounts payable to the Noteholders from amounts on deposit in the Reserve Account or from coverage provided under any other credit enhancement mechanism, could result in losses to the Noteholders.

The Consumer Financial Protection Bureau (the “CFPB”) is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including automobile loans and leases.  The CFPB has broad regulatory and enforcement authority over entities offering consumer financial services or products, including non-bank companies, such as TMCC.  The CFPB has supervisory and examination authority over certain bank and non-bank entities (“Covered Entities”) and can examine Covered Entities for compliance with applicable laws and has authority to order remediation of violations of consumer financial protection laws in a number of ways, including imposing civil monetary penalties and requiring Covered Entities to provide customer restitution and to improve their compliance management systems.  TMCC became subject to the CFPB’s supervisory and examination authority on August 31, 2015, when the CFPB’s final rule establishing its supervisory authority over non-bank larger participants in the auto finance industry took effect, as described below.

Under the so-called “larger participant” rule, which became effective August 31, 2015, the CFPB expanded the scope of its supervisory authority to include non-bank larger participants in the auto finance industry, including TMCC.  Such supervisory authority allows the CFPB to conduct comprehensive and rigorous on-site examinations to assess compliance with consumer financial protection laws, which could result in enforcement actions, regulatory fines and mandated changes to TMCC’s business products, policies and procedures.

In addition to its supervisory and examination authority, the CFPB has enforcement authority.  Under this authority, the CFPB is authorized to conduct investigations (which may include a joint investigation with other regulators) to determine whether any person is engaging in, or has engaged in, conduct that violates federal consumer financial protection laws and to initiate enforcement actions for such violations.  The CFPB has the authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), or other forms of remediation, and/or impose monetary penalties.  The CFPB and the Federal Trade Commission (“FTC”) have become more active in investigating the products, services and operations of credit providers, including banks and other finance companies engaged in auto finance activities.  Both the FTC and CFPB announced various enforcement actions against lenders in the past few years involving significant penalties, consent orders, cease and desist orders and similar remedies that, if applicable to auto finance providers and the products, services and operations TMCC offers, may require TMCC to cease or alter certain business practices, which could have a material effect on TMCC’s financial condition, liquidity and results of operations.

The CFPB has focused on the area of auto finance, particularly with respect to fair lending compliance, including the payment of discretionary dealer compensation in indirect financing arrangements.  In March 2013, the CFPB issued a bulletin stating that indirect auto lenders may be liable for violations under the Equal Credit Opportunity Act based on dealer-specific and portfolio-wide disparities on a prohibited basis related to discretionary dealer compensation.  According to the CFPB, allowing dealers to exercise discretion in marking up the interest rate above the indirect auto lender’s buy rate when negotiating terms with consumers on automobile installment sales contracts may create a disparate impact resulting in pricing disparities on the basis of prohibited bases.   In addition, the bulletin outlined steps that indirect auto lenders should take in order to comply with fair lending laws regarding dealer compensation policies.  TMCC has adopted a dealer monitoring program regarding the payment of dealer compensation in connection with retail installment sales contracts as part of its larger fair lending compliance management system.

The CFPB, together with the U.S. Department of Justice (“DOJ” and, together with the CFPB, the “Agencies”), has requested that TMCC provide certain information about discretionary dealer compensation practices related to its purchases of auto finance contracts from dealers.  TMCC is voluntarily cooperating with this request for information.  On November 25, 2014, TMCC received from the Agencies a letter alleging that such practices resulted in discriminatory pricing of loans to certain borrowers in violation of fair lending laws.  The Agencies informed TMCC that they are authorized to initiate an enforcement proceeding unless TMCC agrees to a voluntary resolution satisfactory to them.  The Agencies have indicated that they are seeking monetary relief and implementation of changes to TMCC’s discretionary dealer compensation practices and policies, which could adversely affect TMCC’s business.  TMCC is continuing discussions with the Agencies and intends to achieve a voluntary resolution of these matters.  However, if such resolution does not occur, TMCC may be subject to an enforcement action.   TMCC has also received a request for documents and information from the New York State Department of Financial Services relating to its lending practices (including fair lending), and TMCC is fully cooperating with this request.  TMCC cannot predict the outcome of this request given its preliminary status.

The CFPB has also indicated a strong interest in debt collection and consumer reporting practices.  In November 2013, the CFPB issued an advance notice of proposed rulemaking regarding debt collection, seeking input on, among other issues, whether it should issue rules to cover the conduct of creditors collecting in their own names on their own consumer loans and whether it should generally seek to apply rules developed for third party collectors to first party collectors, such as ourselves.  The timing and impact of these anticipated rules on TMCC’s business remain uncertain.

In addition, the CFPB has increased scrutiny of the sale of certain ancillary or add-on products, including extended warranties and credit insurance.  Regulators have questioned such products’ value and how such products are marketed and sold.  If any of TMCC’s practices in these categories were found to violate applicable laws, the Depositor could be obligated to repurchase from the Issuing Entity any Receivable that fails to comply with law.  In addition, TMCC, the Depositor or the Issuing Entity could be subject to claims by the Obligors on those Receivables, and any relief granted by a court could adversely affect the Issuing Entity.  For additional discussion of how a failure to comply with consumer protection laws may impact the Issuing Entity, the Receivables or your investment in the Notes, see “Risk Factors—Receivables that fail to comply with consumer protection laws may be unenforceable, which may result in losses on your investment” in this prospectus.

TMCC periodically performs reviews of its lending and servicing policies and analyzes both dealer-specific and portfolio-wide data for potential disparities resulting from dealer compensation policies.  Depending upon the results of these reviews and analyses or any regulatory agency actions, TMCC may take corrective actions, including modifying the interest rate or making payments with respect to certain Receivables.  Certain corrective actions may result in TMCC, as Servicer, being required under the related Sale and Servicing Agreement to repurchase the affected Receivables.  See “Description of the Transfer and Servicing Agreements—Servicing Procedures” in this prospectus for a discussion of purchase obligations of the Servicer.

TMCC and the Depositor will represent and warrant under the Receivables Purchase Agreement and the Sale and Servicing Agreement, as applicable, that each Receivable complies with all requirements of law in all material respects.  Accordingly, if an Obligor has a claim against the Issuing Entity for violation of any law and such claim materially and adversely affects the Issuing Entity’s interest in a Receivable, such violation would constitute a breach of the representations and warranties of TMCC under the Receivables Purchase Agreement and the Depositor under the Sale and Servicing Agreement and would create an obligation of TMCC and the Depositor to repurchase the affected Warranty Receivable unless the breach is cured by the last day of the second Collection Period following the Collection Period in which the Depositor discovers or receives notice of such breach.  For additional information, you should refer to “Repurchases of Receivables” in this prospectus.

Forfeiture for Drug, RICO and Money Laundering Violations

Federal law provides that property purchased or improved with assets derived from criminal activity or otherwise tainted, or used in the commission of certain offenses can be seized and ordered forfeited to the United States of America.  The offenses that can trigger such a seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the Bank Secrecy Act, the anti-money laundering laws and regulations, including the USA Patriot Act of 2001 and the regulations issued pursuant thereto, as well as the narcotic drug laws.  In many instances, the United States may seize the property even before a conviction occurs.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment.  For example, in a Chapter 13 proceeding under the Bankruptcy Code, a court may prevent a creditor from repossessing a vehicle and, as part of the repayment plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of bankruptcy (as determined by the court), leaving the creditor as a general unsecured creditor for the remainder of the indebtedness.  A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of interest and time of repayment of the indebtedness.

Under the terms of the Relief Act, an Obligor who enters the military service (including members of the Army, Navy, Air Force, Marines, National Guard, and officers of the National Oceanic and Atmospheric Administration and U.S. Public Health Service assigned to duty with the military) after the origination of that Obligor’s Receivable (including an Obligor who is a member of the National Guard or is in reserve status at the time of the origination of the Obligor’s Receivable and is later called to active duty) may not be charged interest and fees above an annual rate of 6% during the period of that Obligor’s active duty status after a request for relief by the Obligor.  The Relief Act provides for extension of payments during a period of service upon request of the Obligor.  Interest and fees at a rate in excess of 6% that would have been incurred but for the Relief Act are forgiven.  It is possible that the foregoing could have an effect on the ability of the Servicer to collect the full amount of interest owing on some of the Receivables.  In addition, the Relief Act and the laws of some states, including California, New York and New Jersey, impose limitations that would impair the ability of the Servicer to repossess the released Financed Vehicle during the Obligor’s period of active duty status and, under certain circumstances, during an additional period thereafter.  Thus, if that Receivable goes into default, there may be delays and losses occasioned by the inability to exercise the Issuing Entity’s rights with respect to the Receivable and the related Financed Vehicle in a timely fashion.

Any shortfall pursuant to either of the two preceding paragraphs, to the extent not covered by amounts payable to the Securityholders from amounts on deposit in the Reserve Account or from coverage provided under any other credit enhancement mechanism, could result in losses to the Securityholders.  For additional information, you should refer to “Risk Factors—Prepayments on receivables may cause prepayments on the notes, resulting in reduced returns on your investment and reinvestment risk to you” in this prospectus.

LEGAL PROCEEDINGS

To the knowledge of the Sponsor and the Depositor, there are no legal proceedings pending, or governmental proceedings contemplated, against the Depositor or the Issuing Entity that would be material to holders of any Notes.

To the knowledge of the Sponsor and the Depositor, except for those proceedings described under “Risk Factors—Federal financial regulatory legislation could have an adverse effect on TMCC, the depositor and the issuing entity, which could result in losses or delays in payments on your notes” in this prospectus, there are no legal proceedings pending, or governmental proceedings contemplated, against the Sponsor or the Servicer that would be material to holders of any Notes.

For a description of any legal proceedings pending, or governmental proceedings contemplated, against the Trustees that would be material to holders of any Notes, you should refer to “The Trustees” in this prospectus.

ERISA CONSIDERATIONS

Subject to the following discussion, the Notes sold to parties unaffiliated with the issuing entity may be acquired by pension, profit-sharing or other employee benefit plans that are subject to Title I of ERISA, individual retirement accounts, Keogh Plans and other plans covered by the Code, and entities deemed to hold the plan assets of the foregoing (each, a “Plan”).  Section 406 of ERISA and Section 4975 of the Code prohibit a Plan from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Plan.  A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the Plan. Title I of ERISA also requires that fiduciaries of a Plan subject to ERISA make investments that are prudent, diversified (except if prudent not to do so) and in accordance with governing plan documents.

Certain transactions involving the Issuing Entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Plan that purchased the Notes if assets of the Issuing Entity were deemed to be assets of a Plan.  Under a regulation issued by the United States Department of Labor (the “Regulation”) and Section 3(42) of ERISA, the assets of the Issuing Entity would be treated as plan assets of a Plan for the purposes of ERISA and the Code only if the Plan acquired an “equity interest” in the Issuing Entity and none of the exceptions to plan asset treatment contained in the Regulation, as effectively amended by Section (3)(42) of ERISA, were applicable.  An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, the Issuing Entity believes that those Notes acquired by parties unaffiliated with the Issuing Entity should be treated as indebtedness without substantial equity features for purposes of the Regulation.  This determination is based in part upon (i) tax counsel’s opinion that Notes held by parties unaffiliated with the Issuing Entity will be classified as debt for federal income tax purposes and (ii) the traditional debt features of such Notes, including the reasonable expectation of purchasers of the Notes that they will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features.  Based upon the foregoing and other considerations, and subject to the considerations described below, such Notes may be acquired by a Plan.

However, without regard to whether the Notes are treated as indebtedness for purposes of the Regulation, the acquisition or holding of Notes by or on behalf of a Plan could be considered to give rise to a prohibited transaction if the Issuing Entity, the Owner Trustee, the Indenture Trustee, any Underwriter or certain of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Plan.  In such case, certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of the Notes by a Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such note. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 90-1, regarding investments by insurance company pooled separate accounts; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 96-23, regarding transactions affected by “in-house asset managers”; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.”  In addition to the class exemptions listed above, there is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a Plan and a person or entity that is a party in interest to such Plan solely by reason of providing services to a Plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the plan involved in such transaction), provided that there is adequate consideration for the transaction. Even if the conditions described in one or more of these exemptions are met, the scope of relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions.  There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the Notes and prospective purchasers that are Plans should consult with their advisors regarding the applicability of any such exemption.

The Underwriters, the Owner Trustee, the Indenture Trustee, the Depositor, the Servicer or their affiliates may be the sponsor of, or investment advisor with respect to, one or more Plans. Because these parties may receive certain benefits in connection with the sale or holding of Notes, the purchase of Notes using plan assets over which any of these parties or their affiliates has investment authority might be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code.  Accordingly, Notes may not be purchased using the assets of any Plan if the Underwriter, the Owner Trustee, the Indenture Trustee, the Depositor, the Servicer or their affiliates has investment authority for those assets, or is an employer maintaining or contributing to the Plan, unless an applicable prohibited transaction exemption is available to cover such purchase.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans are not subject to ERISA requirements; however, governmental or non-U.S. plans may be subject to comparable non-U.S., federal, state or local law restrictions.

By acquiring a Note, each purchaser and transferee will be deemed to represent, warrant and covenant that either (i) it is not acquiring such note with the assets of a Plan or any other plan subject to any law that is substantially similar to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code (“Similar Law”), or (ii) the acquisition, holding and disposition of such Notes will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a nonexempt violation under any Similar Law.

The sale of Notes to a Plan is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by Plan generally or by a particular Plan, or that this investment is appropriate for Plans generally or any particular Plan.

Prospective Plan investors should consult with their legal advisors concerning the impact of ERISA and Section 4975 of the Code or any other substantially similar applicable law, the effect of the assets of the Issuing Entity being deemed “plan assets” and the applicability of any applicable exemption prior to making an investment in the Notes.  Each Plan fiduciary should determine whether under the fiduciary standards of investment prudence and diversification, an investment in the Notes is appropriate for the Plan, also taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of the Notes and the Certificate, to the extent it relates to matters of law or legal conclusions with respect thereto, represents the opinion of Morgan, Lewis & Bockius LLP, special tax counsel to the Issuing Entity (“Tax Counsel”), on the material matters associated with those consequences, subject to the qualifications described in this prospectus.  The discussion does not purport to deal with federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules and does not address which forms should be used to report information related to the Notes and the Certificate to the Internal Revenue Service (the “IRS”).  For example, it does not discuss the tax treatment of Securityholders that are insurance companies, regulated investment companies or dealers in securities.  Moreover, there are no cases or IRS  rulings on similar transactions involving both debt and equity interests issued by an Issuing Entity with terms similar to those of the Notes and the Certificate.  As a result, the IRS may disagree with all or one or more parts of the discussion below.  It is suggested that prospective investors consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the Notes and the Certificate.

The following discussion is based upon current provisions of the Code, the Treasury regulations promulgated under the Code and judicial or ruling authority, all of which are subject to change, which change may be retroactive.  Each Issuing Entity will be provided with an opinion of Tax Counsel regarding the federal income tax matters discussed below.

In the opinion of Tax Counsel, under current law, assuming the execution of, and compliance with, the Indenture and the Trust Agreement and subject to the discussion described below, the Issuing Entity will not be classified as an association (or publicly traded partnership) taxable as a corporation for federal income tax purposes.  Further, with respect to the Notes, Tax Counsel will advise the Issuing Entity that the Notes held by parties unaffiliated with the Issuing Entity will be classified as debt for federal income tax purposes.  Beneficial owners of Notes will be deemed to agree, by their purchase of the Notes, to treat the Notes as debt for federal and state income tax, franchise tax and any other tax measured in whole or in part by income.

An opinion of Tax Counsel, however, is not binding on the IRS or the courts.  No ruling on any of the issues discussed below will be sought from the IRS.

Tax Characterization of the Issuing Entity

The following discussion of the material anticipated federal income tax consequences of the purchase, ownership and disposition of the Notes and the Certificate nominally referred to herein as the “owner trust” (the “Owner Trust”), to the extent it relates to matters of law or legal conclusions with respect thereto, represents the opinion of Tax Counsel on the material matters associated with those consequences, subject to the qualifications described in this prospectus.  In addition, Tax Counsel has prepared or reviewed the statements in this prospectus under “Summary of Terms—Tax Status” in this prospectus as they relate to federal income tax matters and under “Certain Federal Income Tax Consequences” in this prospectus and is of the opinion that such statements are correct in all material respects.  Such statements are intended as an explanatory discussion of the possible effects of the classification of the Issuing Entity as a partnership for federal income tax purposes on investors generally and of related federal income tax matters affecting investors generally, but do not purport to furnish information in the level of detail or with the attention to the investor’s specific tax circumstances that would be provided by an investor’s own tax adviser.  Accordingly, each investor is advised to consult its own tax advisor with regard to the tax consequences to it of investing in Notes or the Certificate.

On the Closing Date, Tax Counsel will deliver its opinion that the Owner Trust will not be an association (or publicly traded partnership) taxable as a corporation for federal income tax purposes.  This opinion will be based on the assumption that the terms of the Transfer and Servicing Agreement will be complied with, and on Tax Counsel’s conclusion that the nature of the income of the Issuing Entity will exempt it from the rule that some publicly traded partnerships are taxable as corporations.

If the Owner Trust were taxable as a corporation for federal income tax purposes, the Issuing Entity would be subject to corporate income tax on its taxable income.  The Issuing Entity’s taxable income would include all its income on the Receivables, possibly reduced by its interest expense on the Notes.  Any corporate income tax could materially reduce cash available to make payments on the Notes and the Certificate.

The Depositor, the Sponsor, and the Servicer will agree to treat the Issuing Entity (i) as a partnership for purposes of federal and state income tax, franchise tax and any other tax measured in whole or in part by income, with the assets of the partnership being the assets held by the Issuing Entity, the partners of the partnership being the owners of the Certificate, and the Notes being debt of the partnership, or (ii) if a single party owns the Certificate (and any Notes characterized as equity interests in the Issuing Entity), as disregarded as an entity separate from the beneficial owner of the Certificate for purposes of federal and state income tax, franchise tax and any other tax measured in whole or in part by income, with the assets of the Issuing Entity and the Notes treated as assets and indebtedness of the beneficial owner of the Certificate.  However, the proper characterization of the arrangement involving the Issuing Entity, the Notes, the Depositor, the Sponsor, and the Servicer is not clear because there is no legal authority on transactions closely comparable to the transaction described in this prospectus.

Tax Consequences to Owners of the Notes

Treatment of the Notes as Indebtedness.  The Depositor and any Noteholders will agree, and the beneficial owners of the Notes (which we refer to in this prospectus as the “Note Owners”) will agree by their purchase of Notes, to treat the Notes as debt for federal income tax purposes.  Tax Counsel will deliver its opinion that the Notes will be classified as debt for federal income tax purposes.  The discussion below assumes this characterization of the Notes is correct.

OID, Etc.  The discussion below assumes that all payments on the Notes are denominated in U.S. dollars, and that the Notes are not entitled to interest payments with disproportionate, nominal or no principal payments.  Moreover, subject to the discussion below for short-term notes, the discussion assumes that the interest formula for the Notes meets the requirements for “qualified stated interest” under Treasury regulations relating to original issue discount (“OID” and such regulations, the “OID regulations”), and that any OID on the Notes (i.e., any excess of the principal amount of the Notes over their issue price) does not exceed a de minimis amount (i.e., 0.25% of their principal amount multiplied by the number of full years included in determining their term), all within the meaning of the OID regulations.  In determining whether any OID on the Notes is de minimis, the Depositor expects to use a reasonable assumption regarding prepayments (a “Prepayment Assumption”) to determine the weighted average maturity of the Notes.

We do not anticipate issuing Notes with any original issue discount, other than original issue discount of a de minimis amount or, if applicable, as a result of any class of Notes, such as any Class A-1 Notes that are not held by the [Depositor][Sponsor] or its affiliates having a fixed maturity of not more than one year from the date of issue.  For additional information, you should refer to “—Interest Income on the Notes” below.  The prepayment assumption that will be used for purposes of computing original issue discount, if any, for federal income tax purposes is [____]% ABS.  For additional information, you should refer to “Prepayment and Yield Considerations” in this prospectus.  No representation is made that the Receivables will prepay in accordance with this assumption or in accordance with any other assumption.

Interest Income on the Notes.  Based on the above assumptions, except as discussed in the following paragraph, the Notes will not be considered issued with OID.  The stated interest on the Notes will be taxable to a Note Owner as ordinary interest income when received or accrued in accordance with that Note Owner’s method of tax accounting.  Under the OID regulations, the Note Owner of a Note issued with a de minimis amount of OID must include that OID in income, on a pro rata basis, as principal payments are made on the Note.  Subject to a statutorily defined de minimis rule for market discount and a required election for premium, absent an exception based on a taxpayer’s unique circumstances, a purchaser who buys a Note for more or less than its principal amount will be subject to the premium amortization or market discount rules, respectively, of the Code.

The Note Owner of a Note that has a fixed maturity date of not more than one year from the issue date of that note (a “Short-Term Note”) may be subject to special rules.  An accrual basis Note Owner of a Short-Term Note (and some cash method Note Owners, including regulated investment companies, as described in Section 1281 of the Code) is required to report interest income as interest accrues on a straight-line basis or under a constant yield method over the term of each interest period.  Other cash basis Note Owners of a Short-Term Note are required to report interest income as interest is paid (or, if earlier, upon the taxable disposition of the Short-Term Note).  However, a cash basis Note Owner of a Short-Term Note reporting interest income as it is paid may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the Short-Term Note until the taxable disposition of the Short-Term Note.  A cash basis Note Owner that is not required to report interest income as it accrues under Section 1281 may elect to accrue interest income on all nongovernment debt obligations with a term of one year or less, in which case the Note Owner would not be subject to the interest expense deferral rule referred to in the preceding sentence.  Certain special rules apply if a Short-Term Note is purchased for more or less than its principal amount.

Sale or Other Disposition.  If a Note Owner sells a Note, the Note Owner will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the Note Owner’s adjusted tax basis in the Note.  The adjusted tax basis of a Note to a particular Note Owner will equal the Note Owner’s cost for the Note, increased by any market discount, acquisition discount and OID previously included in income by that Note Owner with respect to the note and decreased by the amount of bond premium, if any, previously amortized and by the amount of payments of principal and OID previously received by that Note Owner with respect to that Note.  Any resulting gain or loss, and any gain or loss recognized on a prepayment of the Notes, will be capital gain or loss if the Note was held as a capital asset, except for any gain representing accrued interest and accrued market discount not previously included in income.  Except for an annual $3,000 exception applicable to individuals, capital losses may be used only to offset capital gains or gains treated as capital gains.

Net Investment Income.  A tax of 3.8% is imposed on the “net investment income” of certain U.S. individuals, trusts and estates.  Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions.  Note Owners that are U.S. Persons should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Foreign Owners.  Except as described below with respect to backup withholding or FATCA (defined below), interest paid (or accrued) to a Note Owner who is not a U.S. Person (a “Foreign Owner”) will be considered “portfolio interest,” and will not be subject to United States federal income tax and withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the Foreign Owner and:

1.
the Foreign Owner is not actually or constructively a “10 percent shareholder” of the Issuing Entity or the Depositor (including a holder of 10% or more of the outstanding Certificate) or a “controlled foreign corporation” with respect to which the Issuing Entity or the Depositor is a “related person” within the meaning of the Code;

2.	the Foreign Owner is not a bank receiving interest described in Section 881(c)(3)(A) of the Code;

3.	the interest is not contingent interest as described in Section 871(h)(4) of the Code; and

4.	the Foreign Owner does not bear any of certain specified relationships to any certificateholder.

To qualify for the portfolio interest exemption, the Foreign Owner must provide the applicable trustee or other person who is otherwise required to withhold U.S. tax with respect to the Notes with an appropriate statement (on Form W-8BEN, Form W-8BEN-E or applicable similar or successor forms), signed under penalty of perjury, certifying that the Note Owner is a Foreign Owner and providing the Foreign Owner’s name and address.  Interest paid to a Foreign Owner is also not subject to United States federal withholding tax if such interest is effectively connected with the conduct of a trade or business within the United States by the Foreign Owner and such foreign person submits a properly executed Form W-8ECI (or applicable successor form).  If a note is held through a securities clearing organization or other financial institution, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the Foreign Owner must provide the security clearing organization or other financial institution with a Form W-8BEN, Form W-8BEN-E, Form W-8ECI or applicable similar or successor form.  A Form W-8BEN, Form W-8BEN-E and Form W-8ECI remains in effect for a period beginning on the date the form is signed and ending on the last day of the third succeeding calendar year, absent a change in circumstances causing any information on the form to be incorrect.  Under certain circumstances, the Form W-8BEN and Form W-8BEN-E can remain in effect indefinitely.  The Foreign Owner must notify the person to whom it provided the Form W-8BEN, Form W-8BEN-E, Form W-8ECI or applicable similar or successor form of any changes to the information on the Form or applicable similar or successor form.  If interest paid to a Foreign Owner is not considered portfolio interest and is not effectively connected with the conduct of a trade or business within the United States by the Foreign Owner, then it will be subject to United States federal income and withholding tax at a rate of 30 percent, unless reduced or eliminated pursuant to an applicable tax treaty.  In order to claim the benefit of any applicable tax treaty, the Foreign Owner must provide the applicable trustee or other person who is required to withhold U.S. tax with respect to the Notes with an appropriate statement (on Form W-8BEN, Form W-8BEN-E or applicable similar or successor form), signed under penalties of perjury, certifying that the Foreign Owner is entitled to benefits under the treaty.

Except as described below with respect to backup withholding or FATCA, any capital gain realized on the sale, redemption, retirement or other taxable disposition of a Note by a Foreign Owner will be exempt from United States federal income and withholding tax, provided that (1) the gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Owner and (2) in the case of an individual Foreign Owner, the Foreign Owner is not present in the United States for 183 days or more during the taxable year of disposition.

If interest paid to a Foreign Owner or gain on the sale, redemption, retirement or other taxable disposition of a Note is effectively connected with the conduct of a trade or business within the United States by the Foreign Owner, then although the foreign person will be exempt from the withholding of tax previously discussed if an appropriate statement is provided, such foreign person generally will be subject to United States federal income tax on such interest, including OID, or gain at applicable graduated federal income tax rates. In addition, if the Foreign Owner is a foreign corporation, it may be subject to a branch profits tax equal to 30% of the “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for certain items, unless such Foreign Owner qualifies for a lower rate under an applicable tax treaty.

As used in this prospectus, a “U.S. Person” means:

1.	a citizen or resident of the United States;

2.
an entity treated as a corporation or a partnership for United States federal income tax purpose created or organized under the laws of the United States, any state thereof, or the District of Columbia;

3.
an estate, the income of which from sources outside the United States is includible in gross income for federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

4.
a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) such trust was in existence on August 20, 1996 and is eligible to elect, and has made a valid election, to be treated as a U.S. Person despite not meeting the requirements of clause (a).

Backup Withholding.  Each Note Owner (other than an exempt Note Owner such as a tax-exempt organization, qualified pension and profit- sharing trust, individual retirement account or nonresident alien who provides certification as to status as a nonresident) will be required to provide, under penalties of perjury, a certificate (on Form W-9) providing the Note Owner’s name, address, correct federal taxpayer identification number and a statement that the Note Owner is not subject to backup withholding.  Should a nonexempt Note Owner fail to provide the required certification, amounts otherwise payable to the Note Owner may be subject to backup withholding tax, and the Issuing Entity will be required to withhold and remit the withheld amount to the IRS.  Any such amount withheld would be credited against the Note Owner’s federal income tax liability.

Possible Alternative Treatments of the Notes.  If, contrary to the opinion of Tax Counsel, the IRS successfully asserted that one or more of the Notes did not represent debt for federal income tax purposes, the Notes might be treated as equity interests in the Issuing Entity.  If so treated, the Issuing Entity might be taxable as a corporation with the adverse consequences described above (and the taxable corporation would not be able to reduce its taxable income by deductions for interest expense on Notes recharacterized as equity).  Alternatively, and most likely in the view of Tax Counsel, the Issuing Entity might be treated as a partnership (including a publicly traded partnership) that would not be taxable as a corporation.  Nonetheless, treatment of the Notes as equity interests in a publicly traded partnership could have adverse tax consequences to some Note Owners.  For example, income to some tax-exempt entities (including pension funds) may be “unrelated business taxable income,” income to Foreign Owners may be subject to U.S. income tax and withholding taxes and cause Foreign Owners to be subject to U.S. tax return filing and withholding requirements, and individual Note Owners might be subject to some limitations on their ability to deduct their share of Issuing Entity expenses.

Foreign Account Tax Compliance.  In addition to the rules described above regarding the potential imposition of U.S. withholding taxes on payments to non-U.S. persons, withholding taxes could also be imposed under the new Foreign Account Tax Compliance Act (“FATCA”) regime.  FATCA was enacted in the United States in 2010 as part of the Hiring Incentives to Restore Employment Act (the “HIRE Act”) as a way to encourage tax reporting and compliance with respect to ownership by U.S. persons of assets through foreign accounts.  Under FATCA, foreign financial institutions (defined broadly to include hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) must comply with new information gathering and reporting rules with respect to their U.S. account holders and investors and may be required to enter into agreements with the IRS pursuant to which such foreign financial institutions must gather and report certain information to the IRS and withhold U.S. tax from certain payments made by it.  Foreign financial institutions that fail to comply with the FATCA requirements will be subject to a new 30% withholding tax on U.S. source payments, including interest, OID and gross proceeds from the sale of any equity or debt instruments of U.S. issuers.  Payments of interest or OID to foreign non-financial entities and gross proceeds will also be subject to a withholding tax of 30% if the entity does not certify that it does not have any substantial U.S. owner or provide the name, address and TIN of each substantial U.S. owner.  The FATCA withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain) and regardless of whether the foreign financial institution is the beneficial owner of such payment.  Pursuant to final regulations, although FATCA withholding tax currently applies to payments of interest on debt instruments issued after June 30, 2014, the withholding tax on gross proceeds from a disposition of debt instruments to which the FATCA provisions apply will not be imposed prior to January 1, 2017.  Prospective investors should consult their tax advisors regarding the HIRE Act.

Reportable Transactions.  A penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a “reportable transaction” (as defined in Section 6011 of the Code). The rules defining “reportable transactions” are complex, but include (and are not limited to) transactions that result in certain losses that exceed threshold amounts. Prospective investors are advised to consult their own tax advisers regarding any possible disclosure obligations in light of their particular circumstances.

CERTAIN STATE TAX CONSEQUENCES

The above discussion does not address the tax treatment of the Owner Trust, any Notes or any Note Owners under any state or local tax laws.  The activities to be undertaken by the Servicer in servicing and collecting the Receivables will take place in various states and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions.  Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the Owner Trust as well as any state and local tax consequences for them purchasing, holding and disposing of Notes or the Certificate.

You should consult your tax advisor with respect to the tax consequences to you of the purchase, ownership and disposition of Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

WHERE YOU CAN FIND MORE INFORMATION ABOUT YOUR NOTES

The Issuing Entity

The Indenture Trustee will provide to Noteholders (which will be Cede & Co. as the nominee of DTC unless Definitive Notes are issued under the limited circumstances described in this prospectus) unaudited monthly and annual reports concerning the Receivables and certain other matters.  For additional information, you should refer to “Description of the Notes—Reports to Securityholders” and “Transfer and Servicing Agreements—Evidence as to Compliance” in this prospectus.  Copies of such reports may be obtained at no charge.

The Depositor

The Depositor has filed with the SEC the Registration Statement under the Securities Act of which this prospectus forms a part.  This prospectus does not contain all the information contained in the Registration Statement.  The Depositor has satisfied the registrant requirements for use of Form SF-3 contained in General Instruction I.A.1 of Form SF-3.  The Registration Statement is available for inspection without charge at the public reference facilities maintained at the principal office of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the SEC’s reference room by calling the SEC at (800) SEC-0330.  You may obtain copies of such materials at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  The SEC also maintains a website (http://www.sec.gov) that contains reports, registration statements and other information regarding issuers that file electronically with the SEC using the SEC’s Electronic Data Gathering Analysis and Retrieval system (commonly known as EDGAR).  All reports filed by the Depositor is available for inspection without charge at the public reference facilities maintained at the principal office of the SEC at 100 F Street, N.E., Washington, D.C. 20549 and may be found on EDGAR, or any successor electronic filing website, filed under the name of the Depositor and under the SEC Central Index Key set forth on the cover of this prospectus, and all reports filed with respect to the Issuing Entity will be filed under registration file number 333-[______]-[__].  Copies of the transaction agreements relating to the Notes will also be filed with the SEC on EDGAR under the registration number shown above.

For the time period that the Issuing Entity is required to report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Depositor, on behalf of the Issuing Entity, will file the reports required under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.  These reports include (but are not limited to):
•	Reports on Form 8-K (Current Report) including as Exhibits to the Form 8-K, the transaction agreements;

•
Reports on Form 8-K (Current Report) following the occurrence of events specified in Form 8-K requiring disclosure, which are required to be filed within the time-frame specified in Form 8-K related to the type of event;

•
[To be included for offerings after November 23, 2016:]  [Reports on Form ABS-EE (Electronic Exhibits) containing asset level data for the Receivables, which are required to be filed monthly pursuant to Item 1125 of Regulation AB of the Exchange Act;]

•
Reports on Form 10-D (Asset-Backed Issuer Distribution Report) containing the distribution and pool performance information required on Form 10-D, which are required to be filed 15 days following each Payment Date; and

•
Report on Form 10-K (Annual Report) containing the items specified in Form 10-K with respect to a fiscal year, and the items required pursuant to Items 1122 and 1123 of Regulation AB of the Exchange Act.

Unless specifically stated in the report, the report and any information included in the report will neither be examined nor reported on by an independent public accountant.

The distribution and pool performance reports filed on Form 10-D will be forwarded to each Securityholder as specified under “Description of the Notes—Reports to Securityholders” in this prospectus.  The Depositor will post these reports on its website located at “www.toyotafinancial.com” as soon as reasonably practicable after such reports are filed with the SEC.

Static Pool Data

Static pool data with respect to the delinquency, cumulative loss and prepayment data for the Issuing Entity by prior securitized pools of TMCC, as applicable, are presented in Annex B.

UNDERWRITING

Subject to the terms and conditions described in the underwriting agreement, the Depositor has agreed to sell to each of the underwriters named below (collectively, the “Underwriters”), and each of the Underwriters has severally agreed to purchase the initial principal amounts of the Class [____] Notes (collectively, the “Underwritten Notes”) described opposite its name below:

	Principal Amount of Class [____] Notes	Principal Amount of Class [____] Notes
[___________________]	$__________	$__________
[___________________]	$__________	$__________
[___________________]	$__________	$__________
[___________________]	$__________	$__________
[___________________]	$__________	$__________
[___________________]	$__________	$__________
Total	$[___________]	$[___________]

The Depositor has been advised by the Underwriters that they propose initially to offer the Underwritten Notes to the public at the prices described in this prospectus.  The underwriting discounts and commissions, the selling concessions that the Underwriters may allow to certain dealers, and the discounts that such dealers may reallow to certain other dealers, each expressed as a percentage of the principal amount of the related class of Underwritten Notes and as an aggregate dollar amount, shall be as follows:

	Underwriting Discount and Commissions	Net Proceeds to the Depositor(1)	Selling Concessions Not to Exceed(2)	Reallowance Not to Exceed
Class [____] Notes	___%	___%	___%	___%
Class [____] Notes	___%	___%	___%	___%
____________________

(1)	Before deducting expenses payable by the Depositor, estimated to be $[_________].
(2)	In the event of possible sales to affiliates, one or more of the underwriters may be required to forego a de minimus portion of the selling concession they would otherwise be entitled to receive.

The closing of the sale of any class of Notes will be conditioned on the closing of the sale of all other classes of Notes.  After the initial public offering of the Underwritten Notes, the public offering prices and the concessions may change.

Until the distribution of the Underwritten Notes is completed, rules of the SEC may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Underwritten Notes.  As an exception to these rules, the Underwriters are permitted to engage in certain transactions to stabilize the price of the Underwritten Notes.  Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Underwritten Notes.

If the Underwriters create a short position in the Underwritten Notes in connection with this offering, (i.e., they sell more Underwritten Notes than are described on the cover page of this prospectus), the Underwriters may reduce that short position by purchasing Underwritten Notes in the open market.

The Underwriters may also impose a penalty bid on certain Underwriters and selling group members.  This means that if the Underwriters purchase Underwritten Notes in the open market to reduce the Underwriters’ short position or to stabilize the price of the Underwritten Notes, they may reclaim the amount of the selling concession from any Underwriter or selling group member who sold those Underwritten Notes as part of the offering.

In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.  The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

Neither the Sponsor nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that any of the transactions described above may have on the price of the Underwritten Notes.  In addition, neither the Sponsor nor any of the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The Underwritten Notes are new issues of securities and there currently is no secondary market for the Underwritten Notes.  The Underwriters for the Underwritten Notes expect to make a market in the Underwritten Notes but will not be obligated to do so.  There is no assurance that a secondary market for the Underwritten Notes will develop.  If a secondary market for the Underwritten Notes does develop, it might end at any time or it might not be sufficiently liquid to enable you to resell any of your Underwritten Notes.

The Indenture Trustee may, from time to time, invest the funds in the Collection Account and the Reserve Account at the direction of the Servicer and the Sponsor, in investments acquired from or issued by the Underwriters.

In the ordinary course of business, the Underwriters and their affiliates have engaged and may engage in investment banking and commercial banking transactions with the Servicer and its affiliates.

The Sponsor and the Depositor have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments which the Underwriters may be required to make in respect thereof.

It is expected that the delivery of the Underwritten Notes will be made against payment therefor on or about the Closing Date, which is expected to be on or about the _____ Business Day following the date hereof.  Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle within three business days, unless the parties thereto expressly agree otherwise.  Accordingly, purchasers who wish to trade the Underwritten Notes more than three business days prior to the expected delivery date will be required to specify an alternate settlement cycle at the time of any such trade to avoid a failed settlement.

[[[_]% of t][T]he [Class [__]] Notes ([collectively,] the “Retained Notes”) are offered by this prospectus but will not be sold to the Underwriters under the underwriting agreement on the Closing Date.  The Retained Notes will be retained by [TAFR LLC][TMCC] or its affiliate on the Closing Date. The Retained Notes[, to the extent not necessary to satisfy credit risk retention requirements described under “The Sponsor, Administrator and Servicer––Credit Risk Retention” in this prospectus,] may be sold by the [Depositor][Sponsor] or its affiliate directly, including through TFSS USA acting as placement agent, on or after the Closing Date, or through underwriters after the Closing Date, in each case, in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  Any underwriters or placement agents that participate in the distribution of any class of Retained Notes retained or purchased by the Depositor or an affiliate of the Depositor may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of those Notes by them and any discounts, commissions, concessions or other compensation received by any of them may be deemed to be underwriting discounts and commissions under the Securities Act.

TFSS USA is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) (formerly known as the National Association of Securities Dealers, Inc., or NASD).  The principal business of TFSS USA is to sell debt securities of its affiliates, including those of TMCC.  TFSS USA is an affiliate of TMCC and may participate as a placement agent in the distribution of the Retained Notes offered pursuant to this prospectus. Rule 2720 of the NASD Conduct Rules imposes certain requirements when a FINRA member such as TFSS USA distributes an affiliated company’s securities.  Any offering of a class of Retained Notes using this prospectus in which TFSS USA participates will be made in compliance with the applicable requirements of Rule 2720.  Subject to the terms and conditions described in an agreement among the Depositor, the Sponsor and TFSS USA, TFSS USA has agreed to act as a placement agent in the offering of the Retained Notes, if requested by the Depositor or an affiliate of the Depositor.]

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State, other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Underwriter or Underwriters nominated by the Issuing Entity for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Notes referred to in (a), (b) or (c) above will require the Issuing Entity, the Depositor or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.  The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

EU Risk Retention and Due Diligence Requirements

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation (“CRR”), as supplemented by (i) the Commission Delegated Regulation (EU) No 625/2014 of March 13, 2014, and (ii) the Commission Implementing Regulation (EU) No 602/2014 of June 4, 2014, place certain restrictions on the ability of a credit institution or investment firm regulated by the national authorities of a member state of the European Economic Area (“EEA”) and its consolidated group affiliates (“CRR Investors”) to invest in securitizations (as defined in the CRR). The CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

The CRR allows CRR Investors to invest in securitizations only if the sponsor, originator or original lender has disclosed to investors that it will retain, on an ongoing basis, a specified minimum (5%) net economic interest in the securitization transaction in the manner contemplated by Article 405 of the CRR. Prior to investing in a securitization, and while it holds that investment, a CRR Investor must also be able to demonstrate that, among other things, it has a comprehensive and thorough understanding of the securitization transaction and its structural features, including the underlying securitization exposures, by satisfying the due diligence requirements and ongoing monitoring obligations of CRR Article 406.

Furthermore, Article 17 of EU Directive 2011/61/EU on Alternative Investment Fund Managers (the "AIFMD") (as supplemented by Section 5 of Chapter III of Commission Delegated Regulation (EU) 231/2013 and Article 135(2) of the European Union Solvency II Directive 2009/138/EC (as supplemented by Articles 254-257 of Commission Delegated Regulation (EU) No 2015/35) contain requirements similar to those set out in Articles 405 and 406 of the CRR and apply, respectively, to EEA regulated alternative investment fund managers which assume exposure to the credit risk of a securitization on behalf of one or more alternative investment funds and EEA regulated insurance/reinsurance undertakings.  While such requirements are similar to those which apply under the CRR, they are not identical and, in particular, additional due diligence obligations apply to the relevant alternative investment fund managers and insurance/reinsurance undertakings.

Similar requirements are also expected to apply in the future to investment in in securitizations by EEA regulated undertakings for collective investment in transferable securities (UCITS).  When implemented, such requirements may apply to investment in securities already issued, including the Notes offered hereby.

For the purposes of this prospectus, the EU risk retention requirements discussed above are referred to as “EU Retention Rules” and any investor subject to the EU Retention Rules, including CRR Investors, is referred to as an “Affected Investor.” None of the Sponsor, the Depositor nor any of their respective affiliates nor any other party to the transaction, as an originator, sponsor, original lender or otherwise, is required to retain a material net economic interest in the securitization described in this prospectus or to provide any additional information that may be required to enable an Affected Investor to satisfy the due diligence and ongoing monitoring requirements of any EU Retention Rules.

With respect to an investment in the Notes, a failure by an Affected Investor to comply with one or more requirements for an investment in a securitization set forth in the applicable EU Retention Rules may result in the imposition of a penalty regulatory capital charge on the securities acquired by or on behalf of that investor or of other regulatory sanctions. In addition, EU Retention Rules and any other changes to the regulation or regulatory treatment of the Notes, whether in the United States, EU or elsewhere, may negatively impact the regulatory position of affected investors and/or investment managers and have an adverse impact on the value and liquidity of the Notes.  Potential investors or purchasers of the Notes should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors regarding compliance with any applicable EU Retention Rules or other applicable regulations and the suitability of the Notes for investment.

United Kingdom

Each Underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

LEGAL OPINIONS

In addition to the legal opinions described in this prospectus, certain legal matters relating to the Notes and certain federal income tax and other matters will be passed upon for the Issuing Entity by Morgan, Lewis & Bockius LLP.  Certain legal matters relating to the Notes will be passed upon for the Underwriters by [_______________].

INDEX OF TERMS

[Initial] Cutoff Date	50	CSCs	52
[Swap][Cap] Agreement	125	Customary Servicing Practices	58
[Swap][Cap] Counterparty	125	Dealer Agreements	52
60-Day Delinquent Receivable	75	Dealer Recourse	50
AAA	79	Defaulted Receivable	107
ABS	84	Definitive Certificates	103
ABS Tables	84	Definitive Notes	103
Adjusted Pool Balance	107	Definitive Securities	103
Administration Agreement	49	Delinquency Trigger	75
Administration Fee	123	Delinquency Trigger Percentage	76
Administrative Purchase Payment	78	Depositor	48
Administrative Receivable	78	Depository	99
Administrator	49	Determination Date	106
Agencies	30, 135	Dodd-Frank Act	24
AIFMD	148	DOJ	30, 135
Amortization Period	70	DSSOs	52
ARR Receivables	75	DTC	99, A-1
Asset Representations Review	74	DTC Participants	99
Asset Representations Review Agreement	62	DTCC	102
Asset Representations Reviewer	62	EEA	148
auto-decisioning	56	Eligible Deposit Account	118
Available Collections	106	Eligible Institution	118
Bankruptcy Code	28	Eligible Investments	116
Beneficial Owners	99	Euroclear	100, A-1
Business Day	92	Euroclear Participants	102
carLOS	55	Event of Default	96
Certificate	48	Excess Payment	116
Certificateholders	49	Exchange Act	144
CFPB	29, 134	FATCA	143
Class A Notes	49	FDIC	32
Class A-1 Final Scheduled Payment Date	94	FDIC Counsel	132
Class A-1 Notes	48	FDIC Counsel Opinion	132
Class A-2[a] Final Scheduled Payment Date	94	Federal Reserve	31
Class A-2[a] Notes	48	Final Rule	133
Class A-2b Final Scheduled Payment Date	94	Final Scheduled Maturity Date	114
Class A-2b Notes	48	Final Scheduled Payment Date	94
Class A-3 Final Scheduled Payment Date	94	Financed Vehicles	50
Class A-3 Notes	48	First Priority Principal Distribution Amount	107
Class A-4 Final Scheduled Payment Date	94	Fixed Rate Notes	93
Class A-4 Notes	48	Floating Rate Notes	93
Class B Final Scheduled Payment Date	94	Foreign Owner	141
Class B Notes	48	FSMA	149
Clearstream	100, A-1	FSOC	31
Clearstream Participants	102	FTC	30, 135
Closing Date	50	FTC Rule	134
Code	98	Global Notes	A-1
Collection Account	113	G-SIFI	31
Collection Period	63	HDC Rule	134
Controlling Class	82	HIRE Act	143
Covered Entities	29, 134	Indenture	49
CRR	26, 148	Indenture Trustee	49
CRR Investors	148	Insolvency Event	119

Insolvency Laws	130	Retained Notes	147
Interest Period	92	Revolving Period	70
Interest Rate	92	Rule 193 Information	71
Investment Earnings	117	Sale and Servicing Agreement	49
IRS	139	Sample	72
Issuing Entity	48	Sample Pool	72
LIBOR Determination Date	94	Scheduled Payments	64
London Business Day	94	SEC	5
Non-U.S. Person	A-4	Second Priority Principal Distribution Amount	107
Note Owners	140	Securities	49
Noteholders	48	Securities Act	53
Notes	49	Securityholders	49
Obligor	50	Servicer	49, 57
OID	140	Servicer Default	118
OID regulations	140	Servicing Fee	62
OLA	32	Short-Term Note	141
One-Month LIBOR	93	SIFIs	31
Originator	8	Similar Law	138
Overcollateralization Target Amount	108	Simple Interest Receivables	64
Owner Trust	139	Specified Reserve Account Balance	111
Owner Trustee	48	Sponsor	49
Payment Date	92	Supplemental Servicing Fee	107
Plan	137	Swap Termination	125
Pool Balance	107	TAFR LLC	48
Pool Factor	92	Tax Counsel	139
Prefunding Period	71	TFSC	37
Prepayment Assumption	140	TFSS USA	63
Principal Balance	107	TMC	37
Prospectus Directive	147	TMCC	8
PTCE	138	TMS	34
Rating Agency	95	Total Servicing Fee	115
Receivables	50	Transfer and Servicing Agreements	60
Receivables Pool	50	Transfer Notice	112
Receivables Purchase Agreement	49	Trust Accounts	116
Redemption Date	83	Trust Agreement	48
Redemption Price	118	Trust Estate	50
Registration Statement	59	U.S. Person	A-4
Regular Principal Distribution Amount	108	U.S.A.	52
Regulation	138	UCC	27
Related Documents	98	Underwriters	145
Relevant Implementation Date	147	Underwritten Notes	145
Relevant Member State	147	Warranty Purchase Payment	77
Relief Act	35	Warranty Receivable	77
Requesting Noteholders	75	weighted average life	82
Required Rate	85
Reserve Account	110

ANNEX A

GLOBAL CLEARANCE, SETTLEMENT AND
TAX DOCUMENTATION PROCEDURES

Except in certain limited circumstances, the globally offered Notes (the “Global Notes”) will be available only in book-entry form. Investors in the Global Notes may hold such Global Notes through The Depository Trust Company (“DTC”) or, upon request, Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank SA/NV, as operator for the Euroclear System (“Euroclear”) (or their successors or assigns).  The Global Notes will be tradable as home market instruments in both the European and U.S. domestic markets.  Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding Global Notes through Clearstream and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice (i.e., three calendar day settlement).

Secondary market trading between investors holding Global Notes through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations and prior asset-backed notes issues.

Secondary cross-market trading between Clearstream or Euroclear and DTC Participants holding Notes will be effected on a delivery-against-payment basis through the respective depositaries of Clearstream and Euroclear (in such capacity) and as DTC Participants.

Non-U.S. Persons (as defined below under “—Certain U.S. Federal Income Tax Documentation Requirements”) holding Global Notes will be subject to U.S. withholding taxes unless those holders meet certain requirements and deliver appropriate U.S. tax documents to the Notes clearing organizations or their participants.

Initial Settlement

All Global Notes will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the Global Notes will be represented through financial institutions acting on their behalf as direct and indirect Participants in DTC. As a result, Clearstream and Euroclear will hold positions on behalf of their participants through their respective depositaries, which in turn will hold the positions in accounts as DTC Participants.

Investors electing to hold their Global Notes through DTC will follow the settlement practice. Investor Notes custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no “lock-up” or restricted period. Global Notes will be credited to Notes custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and depositor’s accounts are located to ensure that settlement can be made on the desired value date.

Trading Between DTC Participants.  Secondary market trading between DTC Participants will be settled using the procedures applicable to prior asset-backed notes issues in same-day funds.

Trading Between Clearstream and/or Euroclear System Participants.  Secondary market trading between Clearstream Participants or Euroclear System Participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading Between DTC Depositor and Clearstream or Euroclear System Participants.  When Global Notes are to be transferred from the account of a DTC Participant to the account of a Clearstream Participant or a Euroclear System Participant, the purchaser will send instructions to Clearstream or Euroclear through a Clearstream Participant or Euroclear System Participant at least one business day prior to settlement. Clearstream or Euroclear will instruct the respective Depositary, as the case may be, to receive the Global Notes against payment. Payment will include interest accrued on the Global Notes from and including the last coupon payment date to and excluding the settlement date, on the basis of a 360-day year of twelve 30-day months or a 360-day year and the actual number of days in the Interest Period, as applicable. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the respective Depositary of the DTC Participant’s account against delivery of the Global Notes. After settlement has been completed, the Global Notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream Participant’s or Euroclear System Participant’s account. The Notes credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Notes will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream or Euroclear System cash debt will be valued instead as of the actual settlement date.

Clearstream Participants and Euroclear System Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream or Euroclear. Under this approach, they may take on credit exposure to Clearstream or Euroclear until the Global Notes are credited to their accounts one day later.

As an alternative, if Clearstream or Euroclear has extended a line of credit to them, Clearstream Participants or Euroclear System Participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream Participants or Euroclear System Participants purchasing Global Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Notes were credited to their accounts. However, interest on the Global Notes would accrue from the value date. Therefore, in many cases the investment income on the Global Notes earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each Clearstream Participant’s or Euroclear System Participant’s particular cost of funds.

Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Global Notes to the respective European Depositary for the benefit of Clearstream Participants or Euroclear System Participants. The sale proceeds will be available to the DTC depositor on the settlement date. Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.

Trading Between Clearstream or Euroclear System Depositor and DTC Purchaser.  Due to time zone differences in their favor, Clearstream Participants and Euroclear System Participants may employ their customary procedures for transactions in which Global Notes are to be transferred by the respective clearing system, through the respective Depositary, to a DTC Participant. The Depositor will send instructions to Clearstream or Euroclear through a Clearstream Participant or Euroclear System Participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct the Relevant Depositary, as appropriate, to deliver the Global Notes to the DTC Participant’s account against payment. Payment will include interest accrued on the Global Notes from and including the last coupon payment to and excluding the settlement date on the basis of a 360-day year of twelve 30-day months or a 360-day year and the actual number of days in the Interest Period, as applicable. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Clearstream Participant or Euroclear System Participant the following day, and receipt of the cash proceeds in the Clearstream Participant’s or Euroclear System Participant’s account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the Clearstream Participant or Euroclear System Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back valuation will extinguish any overdraft incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Clearstream Participant’s or Euroclear System Participant’s account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream or Euroclear and that purchase Global Notes from DTC Participants for delivery to Clearstream Participants or Euroclear System Participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

(a)           borrowing through Clearstream or Euroclear for one day (until the purchase side of the day trade is reflected in their Clearstream or Euroclear System accounts) in accordance with the clearing system’s customary procedures;

(b)           borrowing the Global Notes in the U.S. from a DTC Participant no later than one day prior to settlement, which would give the Global Notes sufficient time to be reflected in their Clearstream or Euroclear System account in order to settle the sale side of the trade; or

(c)           staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream Participant or Euroclear System Participant.

Certain U.S. Federal Income Tax Documentation Requirements

A beneficial owner of Global Notes holding Notes through Clearstream Banking Luxembourg or Euroclear (or through DTC if the holder has an address outside the U.S.) will be subject to the 30% U.S. withholding tax that generally applies to payments of interest (including original issue discount) on registered debt issued by U.S. Persons, unless (i) each clearing system, bank or other financial institution that holds customers’ Notes in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and (ii) such beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:

Exemption for Non-U.S. Persons (Form W-8BEN and Form W-8BEN-E).  Beneficial owners of Global Notes that are Non-U.S. Individuals generally can obtain a complete exemption from the withholding tax by filing a signed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)) or applicable successor form.  Beneficial owners of Global Notes that are Non-U.S. entities can obtain a complete exemption from the withholding tax by filing a signed Form W-8BEN-E (Certificate of Status of Beneficial Owner for United States Withholding (Entities)).

Exemption for Non-U.S. Persons with Effectively Connected Income (Form W-8ECI).  A non-U.S. Person, including a non-U.S. corporation or bank with a U.S. branch, for which the interest income is effectively connected with its conduct of a trade or business in the United States, generally can obtain an exemption from the withholding tax by filing Form W-8ECI (Certificate of Foreign Person’s Claim For Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

Exemption or Reduced Rate for Non-U.S. Persons Resident in Treaty Countries (Form W-8BEN and Form W-8BEN-E).  Non-U.S. Persons residing in a country that has a tax treaty with the United States generally can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing Form W-8BEN or Form W-8BEN-E, as applicable (claiming treaty benefits), or applicable successor form.  Form W-8BEN or Form W-8BEN-E, as applicable, may be filed by the beneficial owners or agents with legal authority to act on behalf of the beneficial owners.

Exemption for U.S. Persons (Form W-9).  U.S. Persons can obtain a complete exemption from the withholding tax by filing Form W-9 (Payer’s Request for Taxpayer Identification Number and Certification).

The beneficial owner of a Global Security files by submitting the appropriate form to the person through whom it holds (the clearing agency, in the case of persons holding directly on the books of the clearing agency).

A Form W-8ECI, Form W-8BEN and Form W-8BEN-E generally remains in effect for a period beginning on the date the form is signed and ending on the last day of the third succeeding calendar year, absent a change in circumstances causing any information on the form to be incorrect. However, under certain conditions, a Form W-8BEN or Form W-8BEN-E will remain in effect indefinitely until a change in circumstances occurs.  If the information shown on a Form W-8ECI, Form W-8BEN or Form W-8BEN-E changes, a new form must be filed within 30 days of the change.

As used in the foregoing discussion, the term “U.S. Person” means (i) a citizen or resident of the United States who is a natural person, (ii) a corporation or partnership (or an entity treated as a corporation or partnership) organized in or under the laws of the United States or any state thereof, including the District of Columbia (unless, in the case of a partnership, Treasury Regulations are adopted that provide otherwise), (iii) an estate, the income of which is subject to United States Federal income taxation, regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the Issuing Entity and one or more United States persons (as such term is defined in the Code and Treasury Regulations) have the authority to control all substantial decisions of the Issuing Entity. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence prior to August 20, 1996 that are eligible to elect and have made a valid election to be treated as United States persons (despite not satisfying the requirements in clause (iv) above) shall also be U.S. Persons. The term “Non-U.S. Person” means any person who is not a U.S. Person. This summary does not deal with all aspects of U.S. federal income tax withholding that may be relevant to foreign holders of Global Notes. Investors are advised to consult their tax advisors for specific tax advice concerning their holding and disposing of Global Notes.

There may ultimately be additional certification requirements imposed to avoid withholding under the recently adopted Foreign Account Tax Compliance Act provisions.  See “Certain U.S. Federal Income Tax Consequences─Tax Consequences to Owners of the Notes─Foreign Account Tax Compliance” in this prospectus.

ANNEX B

[[THIS ANNEX TO SHOW THE FOLLOWING SECURITIZATION INFORMATION FROM 5 YEARS TO 135 DAYS PRIOR TO THE DATE OF THIS PROSPECTUS]]

STATIC POOL INFORMATION

Original Summary Characteristics by Prior Securitization:	TAOT 20[__]-[_]

Number of Pool Assets	[______]
Original Pool Balance	$[______________]
Average Loan Balance	$[________]
Weighted Average Interest Rate	[____]%
Weighted Average Original Term	[__] months
Weighted Average FICO®	[___]
Minimum FICO®	[___]
Maximum FICO®	[___]

Geographic Distribution of Receivables representing the 5 states with the greatest aggregate original principal balance:
[__] - [____]%
[__] - [____]%
[__] - [____]%
[__] - [____]%
[__] - [____]%

Distribution of Receivables by Contract Rate(1):
Less than 2.0%	[_____]%
2.0%-3.99%	[_____]%
4.0%-5.99%	[_____]%
6.0%-7.99%	[_____]%
8.0%-9.99%	[_____]%
10.0%-11.99%	[_____]%
12.0%-13.99%	[_____]%
14.0%-15.99%	[_____]%
16.0% and greater	[_____]%
Total	100.00%

Share of Original Assets:
Percentage of Non-Toyota/Non-Lexus[/Non-Scion]	[_____]%
Percentage of [72]+ Month Term	[_____]%
Percentage of Used Vehicles	[_____]%

________________________________________________________________
(1)                 Percentages may not add to 100% due to rounding.

TAOT 20[__]-[_]
Month	Ending Pool Balance ($)	Delinquencies ($)(1)(2)
		30-59 Days	60-89 Days	90-119 Days	120-149 Days	150+ Days
1	[__________]	[_________]	[________]	[_________]	[_________]	[________]
2	[__________]	[_________]	[________]	[_________]	[_________]	[________]
3	[__________]	[_________]	[________]	[_________]	[_________]	[________]
4	[__________]	[_________]	[________]	[_________]	[_________]	[________]
5	[__________]	[_________]	[________]	[_________]	[_________]	[________]
6	[__________]	[_________]	[________]	[_________]	[_________]	[________]
7	[__________]	[_________]	[________]	[_________]	[_________]	[________]
8	[__________]	[_________]	[________]	[_________]	[_________]	[________]
9	[__________]	[_________]	[________]	[_________]	[_________]	[________]
10	[__________]	[_________]	[________]	[_________]	[_________]	[________]
11	[__________]	[_________]	[________]	[_________]	[_________]	[________]
12	[__________]	[_________]	[________]	[_________]	[_________]	[________]
13	[__________]	[_________]	[________]	[_________]	[_________]	[________]
14	[__________]	[_________]	[________]	[_________]	[_________]	[________]
15	[__________]	[_________]	[________]	[_________]	[_________]	[________]
16	[__________]	[_________]	[________]	[_________]	[_________]	[________]
17	[__________]	[_________]	[________]	[_________]	[_________]	[________]
18	[__________]	[_________]	[________]	[_________]	[_________]	[________]
19	[__________]	[_________]	[________]	[_________]	[_________]	[________]
20	[__________]	[_________]	[________]	[_________]	[_________]	[________]
21	[__________]	[_________]	[________]	[_________]	[_________]	[________]
22	[__________]	[_________]	[________]	[_________]	[_________]	[________]
23	[__________]	[_________]	[________]	[_________]	[_________]	[________]
24	[__________]	[_________]	[________]	[_________]	[_________]	[________]
25	[__________]	[_________]	[________]	[_________]	[_________]	[________]
26	[__________]	[_________]	[________]	[_________]	[_________]	[________]
27	[__________]	[_________]	[________]	[_________]	[_________]	[________]
28	[__________]	[_________]	[________]	[_________]	[_________]	[________]
29	[__________]	[_________]	[________]	[_________]	[_________]	[________]
30	[__________]	[_________]	[________]	[_________]	[_________]	[________]
31	[__________]	[_________]	[________]	[_________]	[_________]	[________]
32	[__________]	[_________]	[________]	[_________]	[_________]	[________]
33	[__________]	[_________]	[________]	[_________]	[_________]	[________]
34	[__________]	[_________]	[________]	[_________]	[_________]	[________]
35	[__________]	[_________]	[________]	[_________]	[_________]	[________]
36	[__________]	[_________]	[________]	[_________]	[_________]	[________]
37	[__________]	[_________]	[________]	[_________]	[_________]	[________]
38	[__________]	[_________]	[________]	[_________]	[_________]	[________]

_______________
(1)	The period of delinquency is based on the number of days payments are contractually past due. A payment is deemed to be past due if less than 90% of such payment is made.
(2)	Delinquent Receivables are charged off as soon as TMCC determines that the vehicle cannot be recovered, but not later than when the contract is 120 days contractually delinquent.

Prepayment Speeds(1)
Month	TAOT 20[__]-[_]
1	[____]%
2	[____]%
3	[____]%
4	[____]%
5	[____]%
6	[____]%
7	[____]%
8	[____]%
9	[____]%
10	[____]%
11	[____]%
12	[____]%
13	[____]%
14	[____]%
15	[____]%
16	[____]%
17	[____]%
18	[____]%
19	[____]%
20	[____]%
21	[____]%
22	[____]%
23	[____]%
24	[____]%
25	[____]%
26	[____]%
27	[____]%
28	[____]%
29	[____]%
30	[____]%
31	[____]%
32	[____]%
33	[____]%
34	[____]%
35	[____]%
36	[____]%
37	[____]%
38	[____]%
39	[____]%
40	[____]%
41	[____]%
42	[____]%

_______________
(1)
The ABS Speed is a measurement of the non-scheduled amortization of the pool of receivables and is derived by calculating a monthly single month mortality rate, or SMM.  The SMM is the ratio of the prepayment amount divided by the beginning of month pool balance less the calculated scheduled principal amount times one hundred.  The prepayment amount is calculated as the excess of (i) the monthly change in the reported receivables balance minus (ii) the calculated scheduled payment.  The scheduled principal is calculated based on the weighted average remaining term and weighted average APR of the receivables assuming the receivables have been aggregated into one loan. The SMM is expressed as an ABS Speed by dividing (a) the product of one hundred and the SMM by (b) the sum of (i) one hundred and (ii) the SMM multiplied by the age of the pool, in months, minus one.

Cumulative Net Losses(1)
Month	TAOT 20[__]-[_]
1	[____]%
2	[____]%
3	[____]%
4	[____]%
5	[____]%
6	[____]%
7	[____]%
8	[____]%
9	[____]%
10	[____]%
11	[____]%
12	[____]%
13	[____]%
14	[____]%
15	[____]%
16	[____]%
17	[____]%
18	[____]%
19	[____]%
20	[____]%
21	[____]%
22	[____]%
23	[____]%
24	[____]%
25	[____]%
26	[____]%
27	[____]%
28	[____]%
29	[____]%
30	[____]%
31	[____]%
32	[____]%
33	[____]%
34	[____]%
35	[____]%
36	[____]%
37	[____]%
38	[____]%
39	[____]%
40	[____]%
41	[____]%
42	[____]%

_______________

(1)
The monthly net cumulative loss percent is the cumulative net dollars charged off, which is the net remaining principal balance, including earned but not yet received finance charges, repossession expenses and unpaid extension fees, less any proceeds from the liquidation of the related vehicle and any subsequent post-charge-off recoveries, divided by the original pool balance of the receivables.

[Insert graphical illustration of delinquencies, prepayments and losses for each prior securitized pool.]

$[_________]

Toyota Auto Receivables 20[__]-[_] Owner Trust

$[___________] Asset-Backed Notes, Class A-1[(1)][*]

$[___________] Asset-Backed Notes, Class A-2[a][(1)(2)][*]

[$___________ Asset-Backed Notes, Class A-2b[(1)(2)]][*]

$[___________] Asset-Backed Notes, Class A-3[(1)][*]

$[___________] Asset-Backed Notes, Class A-4[(1)][*]

$[___________] Asset-Backed Notes, Class B[(1)][*]
______________

[(1) [[_]% of t][T]he [Class [___]] Notes will be retained by [Toyota Auto Finance Receivables LLC][Toyota Motor Credit Corporation] or its affiliate on the closing date.]
[(2) The aggregate original principal amount of the Class A-2a Notes and the Class A-2b Notes will be $[_________]. The allocation of the original principal amounts of the Class A-2a Notes and the Class A-2b Notes will be determined on or about [_________], 20[__].][**]

Toyota Auto Finance Receivables LLC
Depositor

Toyota Motor Credit Corporation
Sponsor, Administrator and Servicer
__________________

PROSPECTUS
__________________

Joint Bookrunners
[___________]	[________]	[___________]
Co-Managers
[_________________]	[__________]	[________________]

You should rely only on the information contained in or incorporated by reference into this prospectus.  We have not authorized anyone to give you different information.  We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover page.  We are not offering the notes in any jurisdiction where it is not permitted.

Dealer prospectus delivery obligation.  Until [___] ___, 20[__], which is ninety days following the date of this prospectus, all dealers that effect transactions in these notes, whether or not participating in the offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[*     NOTE: The number of classes is for illustrative purposes only.  In a particular transaction, there may be more or fewer classes offered.]
[**     NOTE: The allocation of the initial principal balance between the Class A-2a Notes and Class A-2b Notes will be determined at the time of pricing of the Notes offered hereunder. The Depositor expects that the initial principal balance of the Class A-2b Notes will not exceed $[________].]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions:

Registration Fee	$*
Blue Sky Fees and Expenses	$**
Printing Expenses	$**
Trustee Fees and Expenses	$**
Legal Fees and Expenses	$**
Accounting Fees and Expenses	$**
Rating Agencies’ Fees	$**
Miscellaneous	$**
Total	$**
* Deferred in reliance on Rules 456(c) and 457(s).
** To be completed by amendment.

Item 13. Indemnification of Directors and Officers.
Toyota Auto Finance Receivables LLC (“TAFR LLC”) was organized as a Delaware limited liability company.  Section 18-108 of the Delaware Limited Liability Company Act authorizes a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

TAFR LLC’s limited liability company agreement authorizes TAFR LLC to indemnify its members and managers to the maximum extent permitted by the Delaware Limited Liability Company Act; however, if TAFR LLC has outstanding any securities rated by a rating agency, its indemnification obligations shall be fully subordinated to payments of amounts then due on the rated securities and, in any case, (x) nonrecourse to TAFR LLC’s assets pledged to secure the rated securities and (y) not constitute a claim against TAFR LLC to the that it does not have funds sufficient to pay the indemnification obligations.

Item 14. Exhibits. A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15. Undertakings.

As to Rule 415: The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the Registration Statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement;

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)           If the registrant is relying on Rule 430D of the Securities Act:

(A)            Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) of the Securities Act shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(B)            Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) of the Securities Act as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) of the Securities Act for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the Registration Statement relating to the securities in the Registration Statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such effective date.

(5)            That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)           Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)  If the registrant is relying on Rule 430D of the Securities Act with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rules 424(h) and 430D under the Securities Act.

(b)               As to documents subsequently filed that are incorporated by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)               As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)               As to Rule 430A: The undersigned registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)           Undertaking in respect of qualification of Indentures under the Trust Indenture Act of 1939.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act of

1939.

(f)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the Registration Statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-3 and has duly caused this Pre-effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, State of California, on September 17, 2015.

TOYOTA AUTO FINANCE RECEIVABLES LLC
(registrant)

By: /s/ Wei Shi
Name: Wei Shi
Title: President

Pursuant to the requirements of the Securities Act, this Pre-effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wei Shi Name: Wei Shi	Manager and President (principal executive officer)	September 17, 2015
* Name: Toshiaki Kawai	Manager, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	September 17, 2015
* Name: Cindy Wang	Manager and Secretary	September 17, 2015
* Name: James B. O’Neill	Manager	September 17, 2015
* Name: Ruth K. Lavelle	Manager	September 17, 2015

*Wei Shi, by signing his name hereto, does hereby sign this Pre-effective Amendment No. 1 to Registration Statement on behalf of the above-indicated officers and directors pursuant to the Power of Attorney signed by such officers.

By:	/s/ Wei Shi
Wei Shi
Attorney-in-Fact

 EXHIBIT INDEX

1.1*	Form of Underwriting Agreement among TAFR LLC, Toyota Motor Credit Corporation (“TMCC”) and the representatives of the underwriters
3.1*	Certificate of Formation of TAFR LLC
3.2*	Limited Liability Company Agreement of TAFR LLC
4.1*	Form of Trust Agreement between TAFR LLC and the Owner Trustee
4.2*	Form of Indenture between an issuing entity and the Indenture Trustee
4.3*	Form of Sale and Servicing Agreement among TAFR LLC, as seller, TMCC, as servicer and sponsor, and an issuing entity
4.4*	Form of Receivables Purchase Agreement between TAFR LLC, as purchaser, and TMCC, as seller
4.5*	Form of Administration Agreement among TMCC, as administrator, an issuing entity and the Indenture Trustee
4.6*	Form of Securities Account Control Agreement between TAFR LLC, as pledgor, and the Indenture Trustee, as secured party
4.7**	Form of Asset Representations Review Agreement
4.8*	Form of ISDA Master Agreement and related forms of Schedule and Confirmation, each between a swap counterparty and an issuing entity
5.1*	Opinion of Morgan, Lewis & Bockius LLP with respect to legality
5.2*	Opinion of Richards, Layton & Finger, P.A. with respect to Delaware law
8.1*	Opinion of Morgan, Lewis & Bockius LLP with respect to tax matters
23.1*	Consent of Morgan, Lewis & Bockius LLP (included as part of Exhibits 5.1 and 8.1)
24.1*	Powers of Attorney
25.1***	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1 as Indenture Trustee under the Indenture
99.1*	Form of Depositor Certification

*	Previously filed.
**	To be filed in a subsequent pre-effective amendment.
***	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.